Form 20-F
period 2009-06-30
Pansoft CO LTD
filed 2010-03-25
CIK 1430452

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                                                                    For the fiscal year ended
OR

☒	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from January 1 to June 30, 2009.

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report __________
                                                                            .

Commission File Number: 001-34168

Pansoft Company Limited
(Exact name of registrant as specified in its charter)

British Virgin Islands (State or other jurisdiction of incorporation or organization)	Not Applicable (I.R.S. employer identification number)

3/F Qilu Software Park Building
Jinan Hi-Tech Zone
Jinan, Shandong,
People’s Republic of China 250101
(Address of principal executive offices and zip code)
86-531-88871166
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.0059	NASDAQ Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,438,232 Class A ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes    ☐ No   ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes    ☐   No   ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes    ☑   No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer               ☐           Accelerated filer                ☐     Non-accelerated filer       ☐     Smaller reporting company         ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☑

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow:  Item 17    ☑      Item 18     ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes    ☐   No   ☐

PANSOFT COMPANY LIMITED
FORM 20-F
For the Fiscal Year Ended June 30, 2009

TABLE OF CONTENT S

Item 5	Operation and Financial Review and Prospects
Item 8.A.7.	Financial Information — Legal Proceedings
Item 13	Defaults, Dividend Arrearages and Delinquencies
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15	Controls and Procedures
Item 17	Financial Statements

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm
Exhibit 23.2	Consent of Independent Registered Public Accounting Firm
Exhibit 31.1	CEO Certifications pursuant to Rule 13a-14(a) or 15d-14(a) under the Exchange Act
Exhibit 31.2	CFO Certifications pursuant to Rule 13a-14(a) or 15d-14(a) under the Exchange Act
Exhibit 32.1	CEO Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Exhibit 32.2	CFO Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Explanatory Notes

On December 11, 2009, the Board of Directors of the Pansoft Company Limited (the “Company”) authorized a change of fiscal year end to June 30 from December 31.  As a result, the Company is required to file this transition report on Form 20-F for the transition period of January 1, 2009 to June 30, 2009.   The Company notes that this transition report on Form 20-F is filed pursuant to Rule 15d-10g4 of the Securities Exchange Act of 1034, as amended (the “Exchange Act”), which permits the Company to respond to only Items 5, 8.A.7., 13, 14 and 17 or 18 of Form 20-F.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This transition report contains "Forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 which provides a "Safe harbor" for these types of statements. To the extent statements in this report involve, without limitation, our expectations for growth, estimates and outlook of future revenue, expenses, profit, cash flow, balance sheet items or any other guidance on future periods, these statements are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to differ materially from any results, level of activity, performance or achievements expressed or implied by any forward-looking statement. We assume no obligation to update any forward-looking statements.  The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's financial statements and the related notes included elsewhere in this report and in our annual report on Form 10-K, as amended, for the year ended December 31, 2008 as filed with the Securities and Exchange Commission.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview of Business Operations in the six month period ended June 30, 2009

On December 11, 2009, Pansoft’s Board of Directors authorized a change in the Company's fiscal year end to June 30 from December 31 because the new year end is more consistent with the purchasing cycle of its major customers.  As a result of this change, this overview discusses buisiness operations for the six month transition period ended June 30, 2009.

We generate revenue through software systems development, integration and provision of related support services. Our revenue during the six months ended June 30, 2009 reflect the seasonal nature of our business. Our revenue has been subject to high seasonality and the revenue recognized in the first six months of the calendar year is usually smaller in proportion of that for the whole calendar year, due to our clients’ budgeting and planning schedule. Nevertheless, we continued to experience steady demand for our services to our oil industry client base during the three and six months ended June 30, 2009.

The accompanying audited consolidated financial statements reflect all normal recurring adjustments which, in the opinion of management, are necessary for a fair statement of the results for the six months ended June 30, 2009. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States.  These financial statements should be read in conjunction with the related notes for the period ended June 30, 2009 included elsewhere in this transition report in Form 20F.

Operating Results

The condensed and consolidated financial statements presented in this report set forth key components of our results of operations for the periods indicated, both in dollars and as a percentage of sales and key components of our revenue for the periods indicated in dollars. The financial data for the six months ended June 30, 2009 reflect the operating results of the Company, in comparison with the six months ended June 30, 2008.

Summary of Gross Margin

	For The Six Months Ended June 30
	2009	2008	Change	%
	(Audited)	(Unaudited)	US $

Sales	$2,939,906	$1,377,264	$1,562,642	113%
Cost of Sales	$1,687,587	$1,030,417	$657,170	64%

Gross Profit	$1,252,319	$346,847	$905,472	261%
GM Ratio	42.6%	25%

Revenue

During the six months ended at June 30, 2009, large software system integration and development projects comprised a higher proportion of total revenue.  Total revenue was $2,939,906, reflecting a 113% increase from $1,377,264 in the first six months of 2008. The significant increase in sales was due to a large sales contract in the first quarter of 2009 for equipment associated with a system implementation contract signed with a major client and a new business contract signed by our new Hong Kong branch, in addition to the natural growth with our running projects as well as the natural extension of large system projects completed in the past. Although the high seasonality of our revenue pattern remains, the revenue increase in the first half year of 2009 indicates the pattern may be moderating.

Revenue recognition

Revenues from contracts for software system integration and development services where the Company designs/redesigns, builds and implements new or enhanced systems applications and related processes for its clients are recognized on the percentage-of-completion method in accordance with FAS ASC 605-35 “Revenue Recognition – Construction-Type and Production-Type Contracts.” Percentage-of-completion accounting involves calculating the percentage of services provided during the reporting period compared to the total estimated services to be provided over the duration of the contract.

Estimated revenues for applying the percentage-of-completion method include estimated incentives for which achievement of defined goals is deemed probable. This method is followed where reasonably dependable estimates of revenues and costs can be made, provided persuasive evidence of an arrangement exists, certain milestones have been achieved or delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.  If the Company does not have a sufficient basis to measure progress towards completion, revenue is recognized when final acceptance is received by the Company from the customer.

Estimates of total contract revenues and costs are continuously monitored during the term of the contract, and recorded revenues and costs are subject to revision as the contract progresses. Such revisions may result in increases or decreases to revenues and income and are reflected in the Consolidated Financial Statements in the periods in which they are first identified.

If the Company’s estimates indicate that a contract loss will occur, a loss provision is recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract and are included in Cost of services and classified in Other accrued liabilities. To date, the Company has not experienced material losses on contracts in process or completed contracts.

For software system integration and development services and software development contracts, the Company sometimes provides its customers with a limited warranty for approximately one year following the customer's initial acceptance of the completed project. Retention by the customer of the last 5% of the contract price is considered the milestone for the commencement of the warranty period on such contracts. For those contracts with warranty clauses, 5% of the contract amount is not recognized as revenue or invoiced until the warranty period expires.

From time to time the Company enters into non-software system integration and development service arrangements with customers based on time and materials or cost-plus. The Company considers amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable, and collectability is reasonably assured. In such contracts, the Company’s efforts, measured by time incurred, typically represent the contractual milestones or output measure, which is the contractual earnings pattern. For non-software system integration and development contracts with fixed fees, the Company recognizes revenues as amounts become billable in accordance with contract terms, provided the billable amounts are not contingent, are consistent with the services delivered, and are earned.  For non-software system integration and development arrangements that are provided on a fixed fee basis over a specified period of time, revenues are recognized on a straight-line basis, unless revenues are earned and obligations are fulfilled in a different pattern.

Cost of sales

Cost of sales increased by $657,170, or 64%, to $1,687,587, for the six months ended June 30, 2009, from $1,030,417 for the same period in 2008. The slower pace of increase in cost as compared to the increase in revenue reflects our efforts to control cost during our rapid business expansion, particularly in the area of employee compensation, which comprises a major part of operating costs.

Gross Profit

For the six months ended June 30, 2009, our gross profit was $1,252,319, compared to $346,847 for the same period in 2008, reflecting a 261% increase. For the six months ended June 30, 2009, our gross profit as a percentage of revenue increased to 42.6%, from 25% for the same period in 2008. This 17% increase in gross profit margin was mainly due to fast revenue growth in the first six months of calendar year  2009.

Summary of Operating Expenses

In USD	For The Six Months Ended at June 30
Expenses	2009	2008	Change $	%
	(Audited)	(Unaudited)
General and administrative expenses	249,242	80,262	168,980	211%
Selling expenses	121,794	6,532	115,262	1765%
Professional fees	170,387	61,537	108,850	177%
Stock based compensation	341,974	-	341,974
Gain on disposition of property and equipment	(732)	(1,374)	642	-47%
	882,665	146,957	735,708	501%

Operating Expenses

For the six months ended June 30, 2009, administrative expenses increased to $ 249,242, from $80,262 for the six months ended June 30, 2008, or a 211% increase, from a period to a period basis, due to at bonus payment to the employees for their performance in 2008.  Selling expense increased by 1765%,for the six months ended June 30, 2009, as compared to the same period in 2008 overhead allocations to the newly established sales and marketing department. Additionally, professional fees increased in this period as compared to 2008. In addition, stock option cost was a new expense item as compared to the same period in 2008. The non-cash expense of stock options issued to our employees is the largest proportion in this category and accounted for 39% of total operating expenses, which contributed significantly to the total increase of expenses during this period as compared to 2008 because we did not incur any such expenses during the same period in 2008. Operating expenses also included a large increase in the expenses for professional fees relating to our NASDAQ listing and publicity in the U.S., which accounted for 19% of the total operating expenses.

Stock options

The Company has authorized the establishment of a stock option plan "Plan" effective on July 21, 2008 for its directors and employees (the,Plan was approved and ratified by our shareholders on July 20, 2009). The Plan authorizes 604,248 options to purchase common shares. It is intended to provide additional compensation incentives for high levels of performance and productivity by management, other key employees of the Company and directors.

The following table shows the number of stock options with other information as of June 30, 2009:

Outstanding Stock Options			Exercisable Options
Weighted Average Exercise Price	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercise Number
$7.00	321,000	4.25 years	$7.00	-
$2.74	46,000	3.11 years	$2.74	-
$6.47	367,000	4.11 years	$6.47	-

The Company estimates the fair value of stock options using the Black-Scholes valuation model, consistent with the provisions of SFAS No. 123(R), "Share-Based Payment" (SFAS No. 123(R)) and SAB No. 107, which was primarily codified to the Topic 718 “Compensation – Stock Compensation”. Key inputs and assumptions used to estimate the fair value of stock options include the grant price of the award, the expected option term, volatility of the Company's stock and the risk-free rate. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company.

The fair value of each stock option grant was estimated at the date of grant using a Black-Scholes option pricing model. The following table summarized the options granted in 2008 and 2009.

The assumptions used in the stock option valuation are as follow:

Grant Date	September 8, 2008	December 13, 2008	December 13, 2008
Option Granted	321,000	31,000	15,000
Exercise Price	$7.00	$2.74	$2.74
Expected Life	5	3	5
Volatility	75%	75%	75%
Risk free rate	2.98%	1.05%	1.55%
Dividend yield	0%	0%	0%
Option value	$4.39	$1.39	$1.72

In September 2008, the Company granted 321,000 options to its directors, management and key employees at an exercise price of $7.00, vesting at a rate of 20% per year for five years. The fair value of these stock options was determined to be $4.39 per stock option. In December 2008, the Company granted 46,000 options to its directors, financial advisor and Interim CFO at an exercise price of $2.74. The vesting rate is 33% per year for two years and 34% for one year for the options granted to the directors and advisor and at the rate of 20% per year for five years for the options granted to Interim CFO. The fair value of these stock options was determined to be $1.39 and 1.72 per stock option, respectively.

A total of $341,974 and $Nil was included in the stock option expense for the six months ended June 30, 2009 and 2008, respectively. As of June 30, 2009 and December 31, 2008, there was approximately $934,054 and $1,276,028, respectively, of unrecognized compensation costs related to the non-vested share-based arrangements granted under the Company's stock option plan. Those costs are expected to be recognized over a weighted-average period of approximately 4.11 years and 4.61 years as of June 30, 2009 and December 31, 2008, respectively.

Number of Options Outstanding
December 31, 2007	-
Granted	367,000
Exercised	-
December 31, 2008	367,000
Granted	-
Exercised	-
June 30, 2009	367,000

No movement for outstanding stock options for the six months ended June 30, 2009.

Summary of Other Income and Expenses

	For Six Months Ended at June 30
	2009	2008	Change $	%
	(Audited)	(Unaudited)
Income from operations	369,654	199,890	169,764	85%
Other income	(3,772)	537	(4,309)	-803%
Government grant	160,981	-	160,981
Finance cost	(22)	(419)	397	-95%
Interest income	63,588	42,477	21,111	50%

Income before provision from income taxes	590,429	242,485	347,944	143%
			-
Income taxes	117,184	-	117,184

Net income	473,245	242,485	230,760	95%
Other comprehensive (loss) income	(17,703)	294,028	(311,731)	-106%
			-
Comprehensive income	455,542	536,513	(80,971)	-15%

Income from Operations

For the six months ended June 30, 2009, income from operations was $369,654, or a 85% rise from $199,890 for the same period in 2008 because of high revenue growth in first six months of 2009.

Income Before Provision of Income Tax

For the six months ended June 30, 2009, income before tax provision was $590,429, reflecting an increase of $347,944, or 143% from $242,485 for the same period in 2008, mainly due to the expiration of the companies tax exemption and the increase in net income.

Income Tax Expense

The Company uses the liability method of accounting for income taxes.  Under SFAS No. 109 "Accounting for Income Taxes" method, which was primarily codified into the Topic 740 “Income Taxes” in the FASB Accounting Standards Codification  (“ASC”), income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Income tax assets and liabilities are measured using enacted rates expected to apply to income in the years in which those temporary differences are expected to be recovered or settled.  The effect of a change in tax rates on income tax assets and liabilities is reflected in operations in the period in which the change occurs.  Valuation allowances are established when necessary to reduce future tax assets to the amount expected to be realized.

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109, "("FIN 48"), which was primarily codified into the Topic 740 “Income Taxes” in the ASC.  The Company did not have any material unrecognized tax benefits and there was no effect on its financial condition or results of operations as a result of implementing FIN 48.  The Company files income tax returns in the PRC jurisdictions.   The Company does not believe there will be any material changes in its unrecognized tax positions over the next 12 months.  As of the date of adoption of FIN 48, the Company did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the year. The Company's effective tax rate differs from the statutory rate primarily due to non-deductible expenses, temporary differences, and preferential tax treatment.

The Company is not subject to tax in the British Virgin Islands. Pansoft’s operating subsidiary Jinan files income tax returns in the PRC. Pansoft’s subsidiary in Hong Kong files tax returns in Hong Kong. The Company does not believe there will be any material changes in its unrecognized tax positions over the next 12 months

Pansoft Jinan is a Foreign Investment Enterprise or FIE engaged in the advanced technology industry which entitled it to a two-year exemption from Chinese enterprise income tax through 2008 and a 50% reduction in the regular tax rate of 25% to 12.5%.   For the six months ended June 30, 2009, income tax expense was $117,184. No tax provision was required in the same period in 2008.

The Company files income tax returns in the PRC. The Company has no unrecognized tax benefits and does not believe there will be any material changes in its unrecognized tax benefits over the next 12 months.

A reconciliation of consolidated corporate income taxes at the statutory rate of 2009 and 2008 is 25% (2007 – 7.5%) and the Company's effective income tax expense for the six months ended June 30, 2009 and 2008, and year ended December 31, 2008 and 2007, respectively are shown as follows:

	For the six months ended June 30,		For the year ended December 31,
	2009	2008	2008	2007
		(Unaudited)
Income before provision for income taxes	$590,429	$242,485	$2,688,353	$2,368,732
Income tax at statutory rate
(June 30, 2009 and 2008: 25%, 25%)
(December 31, 2008 and 2007: 25%, 7.5%)	147,607	60,621	672,088	177,655
Stock-based compensation	85,494	-	50,753	-
Temporary difference and other	1,267	(60,621)	53,551	(6,730)
Effect of 50% tax reduction, (2007 – tax exempted)	(117,184)	-	(388,196)	(170,925)
Income tax provision	$117,184	$-	$388,196	$-

Current income taxes	$16,895	-	$197,563	$-
Deferred income taxes	100,289	-	190,633	-
Total income tax provisions	$117,184	$-	$388,196	$-

The significant components of deferred tax assets (liabilities) are as follows:

	For the six months ended	For the year ended December 31,
	2009	2008	2007
Timing difference on revenue recognition	$(744,750)	$(572,125)	$(84,106)
Written off of accounts receivable	57,717	57,717	41,666
Plant, equipment and capitalized software cost	(37,063)	(37,063)	(24,786)
Other temporary differences	-	169,399	49,457
Net operating loss carryforward	141,832	-	-
	(582,264)	(382,072)	(17,769)
Effect of 50% tax reduction (2007 – tax exempted)	291,132	191,036	17,769
Net deferred income tax liabilities	$(291,132)	$(191,036)	$-

Deferred income tax assets of $141,832 as of June 30, 2009 arose from the unused tax loss carryforward of Pansoft Jinan that management considered more likely than not will be realized through future operations. The tax loss carryforward is available to offset the future taxable income over the next five years. No valuation allowance was recorded as of June 30, 2009.

The income tax provision of $117,184 is less than the amount reported on Form 10Q for the period ended June 30, 2009 of $179,878. The Company has recalculated the deferred income taxes based on currently available information. This adjustment increased the net income after taxes to $473,245 from $383,220 as previously reported on Form 10Q for the period ended June 30, 2009..

Net Income and Comprehensive Income

As a result of the factors described above, , net income of $473,245 for the six months ended June 30, 2009 increased by $230,760, or 95% from $242,485 for the same period in 2008. In the same period, comprehensive income was $455,542, representing a decrease of 15% from $536,513 for the same period in 2008 due to unfavorable exchange rate movements.

Liquidity and Capital Resources

Cash Flows and Working Capital

As of June 30, 2009, we had cash and cash equivalents of $11,330,991.

A large proportion of our cash and cash equivalents is related to the proceeds from the IPO which was completed in September 2008.  Such proceeds have been reserved for potential future strategic transactions, including potential mergers and acquisitions, and investment in developing new businesses or customer bases. Management believes that the Company's current available working capital should be adequate to sustain its operations at current levels through at least the next twelve months and will provide the Company with the funds necessary to execute its business expansion strategies.

Cash and cash equivalents

Cash is comprised of cash on hand and at banks.  Cash equivalents are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to insignificant risk of change in value.

Accounts receivable

Accounts receivable are stated at original invoice amount less allowance made for doubtful receivables based on a review of all outstanding amounts at the period end.  An allowance for doubtful receivables is made when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.  Bad debts are written off when identified.

No bad debt expense was recorded for the six month periods ended June 30, 2009 and 2008, respectively. Bad debt expense for the years ended December 31, 2008 and 2007 amounted to $177,125 and $46,482 respectively.

Unbilled revenue

Unbilled revenue represents the accumulated unbilled amount of revenue recognized. This amount is calculated by accumulating the actual working days or percentage of completion on the particular project.

Comparison of Six Months Ended June 30, 2009 and 2008

Net cash used by operating activities totaled $680,069 for the six months ended June 30, 2009, an increase of $569,237 compared to cash used in operations of $110,832 for the six months ended June 30, 2008.  This increase resulted primarily from the following changes in operating assets and liabilities:

•	$333,315 decrease in accounts receivable
•	$839,498 increase in unbilled revenues

•	$95,454 increase in prepayments, deposits and other receivables
•	$77,685 increase in inventories

•	$755,183 decrease in accounts payable and accrued liabilities
•	$101,665 decrease in deferred revenue

Account receivable is the revenue recognized based on percentage completion of the projects that has been billed to the client. The decrease in accounts receivable was due to the fact that while we experienced rapid revenue growth on some contracts that have not been invoiced to the clients, resulting in increased unbilled revenues at June 30, 2009..

Unbilled revenue represents accumulated unbilled amount of revenue recognized, based on the Company's revenue recognition policy. The increase in unbilled revenue was due to the fact that large proportion of the revenue recognized has not yet been invoiced to our clients.

The increase in prepayments, deposits and other receivables resulted from deposits or prepayments to commence projects from our clients due to the alternative contracting procedure.

The increase in inventories was resulted from the fact that the certain hardware equipment purchased was purchased for the client and yet to be delivered to the clients in the report period, therefore, is expensed to our cost.

The decrease in accounts payable and accrued liabilities is the result of payments made for these liabilities.

Deferred revenue represents advance payments not recognized as revenue.  The decrease resulted from the increase of advanced payments for such projects.

Net cash used in investing activities was $159,960 for the six months ended June 30, 2009, compared to net cash used in investing activities of $513,630 for the six months ended June 30, 2008.  The cash used in investing activities for the six months ended June 30, 2009 mainly occurred to acquire computer equipment for software development projects.

The Company’s working capital increased from $14,248,938 as of December 31, 2008 to $15,014,011 as of June 30, 2009.

 Total current assets at June 30, 2009 amounted to $15,529,740, a decrease of $189,644 compared to $15,719,384 at December 31, 2008. The slight decrease was mainly due to decrease in the cash and equivalent account.

Current liabilities amounted to $515,729 on June 30, 2009, decreased by $954,717, or 65% compared to $1,470,446 at December 31, 2008. This decrease is mainly attributed to a decrease of in accounts payable and accrued liabilities in this period. Accounts payable and accrued liabilities mainly consist of payables for management bonus, salary accruals and audit fees.  The Company paid most of the fiscal 2008 ending account payable balance and employee bonus accrual during first half year of 2009. In addition, the Company accrued $297,240 for both current and deferred income taxes,

The current ratio increased from 10.69 at December 31, 2008 to 30.11 at June 30, 2009.  The Company’s management believes the current ratio indicates strong operating liquidity and expansion investment funds available for Company use.

Seasonality of Our Sales

Historically, the Company's operating results and operating cash flows were subject to seasonal variations. The Company's revenues recognized in the first two calendar quarters are usually lower in proportion of that for the whole year. This is due to the fact that the Company generates revenue primarily through software systems development, integration and provision of related support services provided to large oil businesses in China. It is common for our large clients to sign large contracts in later quarters, especially fourth quarter of a year. We expect this pattern to continue and possibly increase as a result of new market opportunities and new client development. On December 11, 2009, Pansoft changed the Company's fiscal year end to June 30 from December 31 in response to this seasonality pattern.

Foreign exchange

The Company's functional currency is the Chinese RMB and its reporting currency is the U.S. dollar.  The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation", which was primarily codified into the Topic 830 “Foreign Currency Matters” in the ASC.  All asset and liability accounts have been translated using the exchange rate in effect at the balance sheet date.  Equity accounts have been translated at their historical exchange rates when the capital transaction occurred.  Statements of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income”, which was primarily codified in the Topic 220 “Comprehensive Income” in the ASC.The following exchange rates were used:

	June 30, 2009	December 31, 2008	June 30, 2008	December 31, 2007

Period end RMB U.S. Dollar exchange rate	6.8307	6.8225	6.8591	7.2946
Average period RMB U.S. Dollar exchange rate	6.8331	6.9477	6.9572	7.6072

For the six months ended June 30, 2009 and 2008, the foreign currency translation adjustment loss of $17,703 and income of $294,028 were reported as other comprehensive income in the consolidated statement of income.

The foreign currency translation adjustment income of $328,521 and $239,411 were reported as other comprehensive income in the consolidated statements of operations for the year ended December 31, 2008 and 2007.

Although the Chinese government regulations now allow convertibility of RMB for current account transactions, significant restrictions still remain. Hence, such translations should not be construed as representations that RMB could be converted into U.S. dollars at that rate or any other rate.

Substantially all the Company's revenue and expenses are denominated in RMB.  The Company's RMB cash inflows are sufficient to service its RMB expenditures.  For financial reporting purposes, the Company uses U.S. dollars.  The value of the RMB against U.S. dollars and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions.  Any significant revaluation of RMB may materially affect the Company's financial condition in terms of U.S. dollar reporting.

Inflation

Inflation did not materially affect our business or the results of our operations.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements.

ITEM 8.	FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

The full text of our audited consolidated financial statements as of June 30, 2009 and related footnotes have been appended in Item 12 filed as part of this report.

Dividend Policy

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

We received net proceeds of $8,392,920 from our IPO in September 2008.  As of June 30, 2009, such proceeds were maintained in our cash account and invested in low-risk certificate of bank deposits issued by banks in China. Given the current world-wide financial crisis and economic recession, we have taken a precautionary position in our capital spending and investment decisions and therefore have not used our proceeds from the IPO.  When the timing and the specific opportunity become feasible and available in the future, we intend to use such proceeds to invest in new projects or acquire new businesses, or otherwise use it for general corporate purposes

ITEM 15.	CONTROLS AND PROCEDURES

(a)           Pursuant to applicable SEC rules for transition reports, we are not required under this Item 15 to disclose the conclusions or our principal executive officer and principal financial officers regarding the effectiveness of our disclosure control and procedures as of the period covered by the transition report.

(b)-(d)    Pursuant to applicable SEC rules for transition reports, we are not required under this Item 15 to provide a report of management on our internal control over financial reporting, an attestation report of our registered public accounting firm and to disclose any change in our internal control over financial reporting occurred during the period covered by this transition report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Pansoft Company Limited
Shandong, China

We have audited the accompanying balance sheet of Pansoft Company Limited and subsidiaries as of June 30, 2009, and the related statements of income, stockholders’ equity and comprehensive income, and cash flows for the six month period then ended.  Pansoft Company Limited’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.  The Consolidated financial statements of Pansoft Company Limited and subsidiaries for the year then ended December 31, 2007 and 2008 were audited by other auditors whose report dated March 27, 2009 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pansoft Company Limited.  and subsidiaries as of June 30, 2009, and the results of its operations and its cash flows for the six month period then ended in conformity with accounting principles generally accepted in the United States of America.

AGCA, Inc.

Arcadia, California
March 24, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Pansoft Company Limited

          We have audited the accompanying consolidated balance sheets of Pansoft Company Limited ("Company") and subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for each of two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/S/  MSCM LLP

MSCM LLP

Toronto, Canada

March 27, 2009

ITEM 17.	FINANCIAL STATEMENTS

On December 11, 2009, Pansoft’s Board of Directors authorized a change in the Company's fiscal year end to June 30 from December 31 because the new year end is more consistent with the purchasing cycle of its major customers.  As a result of this change, the financial statements presented are for the six month transition period ended June 30, 2009.

The following table presents the selected consolidated financial information for our company. The selected consolidated statement of operations data for the six months ended June 30, 2009, and the consolidated balance sheet data as of June 30, 2009.  December 31, 2008 and 2007 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes below.

Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our selected consolidated statement of operations data for the six months ended June 30, 2008 have been derived from our unaudited consolidated financial statements which are not included in this annual report. Our selected consolidated statements of operations data for the year ended December 31, 2008 and 2007 and our consolidated balance sheet data as of December 31, 2008 and 2007 have been derived from our audited consolidated financial statements which are not included in this annual report, but which have been prepared on the same basis as our consolidated financial statements.

Pansoft Company Limited
Consolidated Balance Sheets

	As of
	June 30, 2009	December 31, 2008	December 31, 2007

Assets
Current assets
Cash and cash equivalents	$11,330,991	$12,185,950	$3,365,613
Accounts receivable, net of allowance for doubtful accounts $110,896 (2008: $152,070, 2007:$48,474)	801,364	1,136,159	697,996
Unbilled revenue, net of allowance for doubtful accounts $35,135 (2008:$Nil, 2007: $Nil)	3,058,275	2,221,142	482,858
Prepayments, deposits and other receivables	193,132	107,785	111,444
Inventories	145,978	68,348	-
Income tax receivable	-	-	5,236

Total current assets	15,529,740	15,719,384	4,663,147

Deferred cost	-	-	63,709
Property and equipment, net	719,838	650,708	221,191
Deferred software development cost	36,600	73,287	137,088

Total assets	$16,286,178	$16,443,379	$5,085,135

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$139,214	$905,748	$425,156
Deferred revenue	79,275	181,192	7,597
Deferred government grants	-	-	34,272
Income tax payable	6,108	192,470	-
Deferred income taxes	291,132	191,036	-

Total current liabilities	515,729	1,470,446	467,025

Stockholders' equity
Common stock (30,000,000 common shares authorized;
par value of $0.0059 per share; 5,438,232 shares issued
and outstanding as of June 30, 2009 and December 31, 2008
4,238,232 shares issued and outstanding as of
December 31, 2007	32,080	32,080	25,000
Additional paid-in capital	8,564,028	8,222,054	502,989
Retained earnings	6,184,359	5,711,114	3,550,165
Statutory reserves	363,063	363,063	223,855
Accumulated other comprehensive income	626,919	644,622	316,101
Total stockholders equity	15,770,449	14,972,933	4,618,110

Total liabilities and stockholders equity	16,286,178	16,443,379	5,085,135

The accompanying notes are an integral part of these consolidated financial statements.

Pansoft Company Limited
Consolidated Statements of Income and Comprehensive Income

	For the six months ended June 30,		For the year ended December 31,
	2009	(Unaudited) 2008	2008	2007

Sales	$2,939,906	$1,377,264	$6,891,710	$5,219,622
Cost of sales	1,687,587	1,030,417	3,395,695	2,576,109

Gross profit	1,252,319	346,847	3,496,015	2,643,513

Operating expenses (income)
General and administrative expenses	249,242	80,262	566,716	215,267
Selling expenses	121,794	6,532	36,047	31,646
Professional fees	170,387	61,537	140,072	55,082
Stock based compensation	341,974	-	203,012	-
Gain on disposition of property and equipment	(732)	(1,374)	(1,558)	(10,349)
	882,665	146,957	944,289	291,646

Income from operations	369,654	199,890	2,551,726	2,351,867

Other income (expenses), net	(3,772)	537	14,532	14,215
Government grant	160,981	-	-	-
Finance cost	(22)	(419	(4,199)	(371)
Interest income	63,588	42,477	126,294	22,242
Loss on equity investment	-	-	-	(19,221)

Income before provision for income taxes	590,429	242,485	2,688,353	2,368,732
Income taxes	117,184	-	388,196	-

Net income	473,245	242,485	2,300,157	2,368,732

Other comprehensive (loss) income	(17,703)	294,028	328,521	239,411

Total comprehensive income	$455,542	$536,513	$2,628,678	$2,608,143

Basic and diluted net income per share	$0.09	$0.06	$0.5	$0.56

Basic and diluted weighted average number of shares outstanding	5,438,232	4,238,232	4,613,027	4,238,232

The accompanying notes are an integral part of these consolidated financial statements.

Pansoft Company Limited
Audited Consolidated Statements of Shareholders' Equity

	Common Shares		Additional	Retained	Statutory	Accumulated Other
	Number	Amount	Paid In Capital	Earnings	Reserves	Comprehensive Income	Total

Balance at December 31, 2007	4,238,232	$25,000	$502,989	$3,550,165	$223,855	$316,101	$4,618,110
Issuance of common stock	1,200,000	7,080	8,392,920	-	-	-	8,400,000
Costs related to issuance of common stock	-	-	(876,987)	-	-	-	(876,987)
Foreign currency translation adjustment	-	-	-	-	-	328,521	328,521
Net income	-	-	-	2,300,157	-	-	2,300,157
Adjustment to statutory reserves	-	-	-	(139,208)	139,208	-	-
Issuance of warrants	-	-	120	-	-	-	120
Stock option expense	-	-	203,012	-	-	-	203,012

Balance at December 31, 2008	5,438,232	$32,080	$8,222,054	$5,711,114	$363,063	$644,622	$14,972,933
Foreign currency translation adjustment	-	-	-	-	-	(17,703)	(17,703
Net income	-	-	-	473,245	-	-	473,245
Stock option expense	-	-	341,974	-	-	-	341,974

Balance at June 30, 2009	5,438,232	$32,080	$8,564,028	$6,184,359	$363,063	$626,919	$15,770,449

The accompanying notes are an integral part of these consolidated financial statements.

Pansoft Company Limited
Consolidated Statements of Cash Flows

	For the six months ended June 30,		For the year ended December 31,
		(Unaudited)
	2009	2008	2008	2007

Cash flows from operating activities
Net income	$473,245	$242,485	$2,300,157	$2,368,732
Adjustments to reconcile net income to net cash
provided by operating activities:
Deferred income taxes	100,289	-	190,633	-
Amortization of government grants	-	(115,673)	(115,673)	(63,564)
Amortization and depreciation	127,390	140,245	250,897	147,850
Stock-based compensation	341,974	-	203,012	-
Gain on disposition of property and equipment	(732)	(190)	(1,558)	(10,349)
Loss on equity investment	-	-	-	19,221
Changes in operating assets and liabilities:
Accounts receivable	333,315	(86,124)	(446,772)	(112,766)
Unbilled revenues	(839,498)	-	(1,695,105)	(387,748)
Prepayments, deposits and other receivables	(95,454)	(77,079)	89,609	(68,964)
Inventory	(77,685)	-	(65,881)	-
Work in progress	-	(49,132)	-	-
Accounts payable and accrued liabilities	(755,183)	(248,996)	439,375	216,664
Government grants received, net	-	79,458	79,458	-
Deferred revenues	(101,665)	4,174	112,437	(21,078)
Income tax payable	(186,065)	-	191,979	-

Cash generated from (used in) operating activities	(680,069)	(110,832)	1,532,568	2.087,998

Cash flows from investing activities
Purchase of property and equipment	(160,692)	(531,058)	(589,188)	(47,770)
Proceeds from disposition of property and equipment	732	17,428	17,611	43,809
Proceeds from disposition of long term investments	-	-	-	29,363

Cash generated from (used in) investing activities	(159,960)	(513,630)	(571,577)	25,402

Cash flows from financing activities
Issuance of common stock	-	-	7,648,549	-
Dividend paid	-	-	-	(261,871)

Cash generated from (used in) investing activities	-	-	7,648,549	(261,871)

Effect of exchange rate changes on cash and cash equivalents	(14,930)	193,157	210,797	172,009

Increase (Decrease) in cash and cash equivalents	(854,959)	(431,305)	8,820,337	2,023,538
Cash and cash equivalents, beginning of period	12,185,950	3,365,613	3,365,613	1,342,075

Cash and cash equivalents, end of period	$11,330,991	2,934,308	12,185,950	$3,365,613

Supplemental cash flow information
Interest paid	$-	419	922	$589
Income tax paid	$10,789	-	-	$-

The accompanying notes are an integral part of these consolidated financial statements.

1.       Nature of Operations and Basis of Presentation

Pansoft Company Limited ("the Company") was incorporated in June 2006 in the British Virgin Islands and acquired 100% of Pansoft Jinan Co. Ltd. ("Jinan") at the same time. Jinan was incorporated in Peoples' Republic of China ("PRC"). Upon acquisition by the Company, Jinan became a Foreign Investment Enterprise. Jinan is engaged in the development and marketing of accounting and enterprise resource planning (ERP) software primarily to resource and utility companies across the PRC.

Prior to the incorporation of the Company, Jinan was 100% owned by employees who ultimately became the controlling shareholders of the Company. As such, the opening retained earnings presented on the consolidated balance sheet and statements of shareholders' equity are presented using the continuity of interest method of accounting. Under this method, all activities of Jinan are included in the consolidated financial statements of the Company as if the Company had been the parent company for all periods presented.

On September 8, 2008, the Company completed an initial public offering of 1,200,000 common shares at $7.00 per share. The Company shares started trading on NASDAQ Capital Market the next day. Prior to the completion of IPO, the Company completed a 169.5253-for-one stock split to be effected in the form of a stock dividend to holders of ordinary shares.

In December 2008, the Company established its subsidiary, Pansoft (Hong Kong) Limited ("Hong Kong") to serve overseas customers.

On December 11, 2009, the Company changed its fiscal year end to June 30 from December 31 to be more consistent with the purchasing cycle of its major customers. The Company reported its financial results for the six-month period of January 1, 2009 through June 30, 2009 on these transition consolidated financial statements on Form 20-F.  After filing the transition report, the Company’s next fiscal year end will be June 30, 2010.

2.        Significant Accounting Policies

Basis of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Jinan and Hong Kong. All inter-company accounts and transactions have been eliminated upon consolidation.

Cash and cash equivalents

Cash is comprised of cash on hand and at banks.  Cash equivalents are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to insignificant risk of change in value.

Accounts receivable

Accounts receivable are stated at original invoice amount less allowance made for doubtful receivables based on a review of all outstanding amounts at the period end.  An allowance for doubtful receivables is made when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.  Bad debts are written off when identified.

No bad debt expense was recorded for the six month periods ended June 30, 2009 and 2008, respectively.

Bad debt expense for the years ended December 31, 2008 and 2007 amounted to $177,125 and $46,482 respectively.

Unbilled revenue

Unbilled revenue represents the accumulated unbilled amount of revenue recognized. This amount is calculated by accumulating the actual working days or percentage of completion on the particular project.

Inventories

Inventories comprise of hardware equipment and software purchased for reselling and is recorded at lower of cost and net realizable value.

Management periodically compares cost of inventory with market and records a reserve for obsolescence when necessary. The reserve for inventory obsolescence was $Nil as of June 30, 2009, December 31, 2008 and December 31, 2007.

Work in progress

Work in progress is the deferred costs of revenue related to contracts and such costs are stated at actual production costs incurred to date, which primarily includes labor which is directly related to the contract.  Work in progress is amortized to cost of revenues at the time revenue is recognized.

Software development cost capitalization

The costs for developing the software system that applied for developing projects to clients, which mainly consist of payroll cost, are capitalized once the technical feasibility is established after its designing stage is completed and the economic feasibility is established based on the customer ordering orientation. The cost capitalized is amortized over one year period beginning when the sales contracts are signed.

Property and equipment

Property and equipment are recorded at cost. Depreciation is provided over the expected useful lives of the property and equipment with 5% residual value using the following methods and annual rates:

Building and Improvements	- 20 years straight line
Computer equipment	- 5 years straight line
Vehicles	- 5 years straight line
Office furniture	- 5 years straight line
Leasehold improvement	- 3 years straight line
Computer software	- 3 years straight line

Maintenance and repairs expenditures, which do not improve or extend an assets' productive life, are expensed as incurred.

Research and software development costs

Research costs are charged to expense as incurred.  Software development costs incurred prior to the establishment of technological feasibility are expensed.  Software development costs incurred between the establishment of technological feasibility and product release are capitalized, if material, and amortized over the estimated economic life of the product, which is generally three years.

Research and development costs expensed for the periods ended June 30, 2009 and 2008 amounted to $36,587 and $35,426 (unaudited). Research and development costs expensed for the year ended December 31, 2008 and 2007 amounted to $71,983 and $68,544 respectively and were included in cost of sales. These amounts are the annual amortization expense associated with capitalized software development cost. (Note 5)

Impairment of long-lived assets

Long-lived assets held for use are periodically reviewed for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable.  When the carrying value is not recoverable from future cash flows on an undiscounted basis and the carrying value exceeds the assets' fair value, an impairment loss is recorded for the excess of carrying value over fair value.

Government grants

Research grants received from PRC government agencies or private enterprises are recognized as deferred grants and offset against the corresponding research expenses as and when these expenses are incurred for the research projects for which these grants are received.

Income taxes

The Company uses the liability method of accounting for income taxes.  Under SFAS No. 109 "Accounting for Income Taxes" method, which was primarily codified into the Topic 740 “Income Taxes” in the FASB Accounting Standards CodificationTM (“ASC”), income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Income tax assets and liabilities are measured using enacted rates expected to apply to income in the years in which those temporary differences are expected to be recovered or settled.  The effect of a change in tax rates on income tax assets and liabilities is reflected in operations in the period in which the change occurs.  Valuation allowances are established when necessary to reduce future tax assets to the amount expected to be realized.

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109, "("FIN 48"), which was primarily codified into the Topic 740 “Income Taxes” in the ASC.  The Company did not have any material unrecognized tax benefits and there was no effect on its financial condition or results of operations as a result of implementing FIN 48.  The Company files income tax returns in the PRC jurisdictions.   The Company does not believe there will be any material changes in its unrecognized tax positions over the next 12 months.  As of the date of adoption of FIN 48, the Company did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the year. The Company's effective tax rate differs from the statutory rate primarily due to non-deductible expenses, temporary differences, and preferential tax treatment.

Value added taxes

Jinan calculates, collects from customers, and remits to governmental authorities value added taxes assessed by governmental authorities in connection with revenue-producing transactions with its customers.  The Company reports these taxes on a net basis and does not include these tax amounts in revenue or cost of revenue. Jinan, as a consequence of being in the high-tech industry, sometimes receives special refunds of VAT remitted which are included as a reduction of cost of sales.

Revenue recognition

Revenues from contracts for software system integration and development services where the Company designs/redesigns, builds and implements new or enhanced systems applications and related processes for its clients are recognized on the percentage-of-completion method in accordance with FAS ASC 605-35 “Revenue Recognition – Construction-Type and Production-Type Contracts.” Percentage-of-completion accounting involves calculating the percentage of services provided during the reporting period compared to the total estimated services to be provided over the duration of the contract.

Estimated revenues for applying the percentage-of-completion method include estimated incentives for which achievement of defined goals is deemed probable. This method is followed where reasonably dependable estimates of revenues and costs can be made, provided persuasive evidence of an arrangement exists, certain milestones have been achieved or delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.  If the Company does not have a sufficient basis to measure progress towards completion, revenue is recognized when final acceptance is received by the Company from the customer.

Estimates of total contract revenues and costs are continuously monitored during the term of the contract, and recorded revenues and costs are subject to revision as the contract progresses. Such revisions may result in increases or decreases to revenues and income and are reflected in the Consolidated Financial Statements in the periods in which they are first identified.

If the Company’s estimates indicate that a contract loss will occur, a loss provision is recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract and are included in Cost of services and classified in Other accrued liabilities. To date, the Company has not experienced material losses on contracts in process or completed contracts.

For software system integration and development services, software development contracts, the Company sometimes provides its customers with a limited warranty for approximately one year following the customer's initial acceptance of the completed project. Retention by the customer of the last 5% of the contract price is considered the milestone for the commencement of the warranty period on such contracts. For those contracts with warranty clauses, 5% of the contract amount is not recognized as revenue or invoiced until the warranty period expires.

From time to time the Company enters into non-software system integration and development service arrangements with customers based on time and materials or cost-plus. The Company considers amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable, and collectability is reasonably assured. In such contracts, the Company’s efforts, measured by time incurred, typically represent the contractual milestones or output measure, which is the contractual earnings pattern. For non-software system integration and development contracts with fixed fees, the Company recognizes revenues as amounts become billable in accordance with contract terms, provided the billable amounts are not contingent, are consistent with the services delivered, and are earned.  For non-software system integration and development arrangements that are provided on a fixed fee basis over a specified period of time, revenues are recognized on a straight-line basis, unless revenues are earned and obligations are fulfilled in a different pattern.

Advertising Costs

The advertising costs are charged to expenses when incurred and are included in selling expenses. The advertising costs for the periods ended June 30, 2009 and 2008 were $4,752 and $Nil (unaudited). The advertising costs for the year ended December 31, 2008 and 2007 were $Nil.

Foreign exchange

The Company's functional currency is the Chinese RMB and its reporting currency is the U.S. dollar.  The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation", which was primarily codified into the Topic 830 “Foreign Currency Matters” in the ASC.  All asset and liability accounts have been translated using the exchange rate in effect at the balance sheet date.  Equity accounts have been translated at their historical exchange rates when the capital transaction occurred.  Statements of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income”, which was primarily codified in the Topic 220 “Comprehensive Income” in the ASC. The following exchange rates were used:

	June 30, 2009	December 31, 2008	June 30, 2008	December 31, 2007

Period end RMB U.S. Dollar exchange rate	6.8307	6.8225	6.8591	7.2946
Average period RMB U.S. Dollar exchange rate	6.8331	6.9477	6.9572	7.6072

For the six months ended June 30, 2009 and 2008, the foreign currency translation adjustment loss of $17,703 and income of $294,028 were reported as other comprehensive income in the consolidated statement of income.

The foreign currency translation adjustment income of $328,521 and $239,411 were reported as other comprehensive income in the consolidated statements of operations for the year ended December 31, 2008 and 2007.

Although Chinese government regulations now allow convertibility of RMB for current account transactions, significant restrictions still remain. Hence, such translations should not be construed as representations that RMB could be converted into U.S. dollars at that rate or any other rate.

Substantially all the Company's revenue and expenses are denominated in RMB.  The Company's RMB cash inflows are sufficient to service its RMB expenditures.  For financial reporting purposes, the Company uses U.S. dollars.  The value of the RMB against U.S. dollars and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions.  Any significant revaluation of RMB may materially affect the Company's financial condition in terms of U.S. dollar reporting.

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Stock-based compensation

The Company records stock-based compensation in accordance with SFAS 123(R), “Share-Based Payments”, which was primarily codified into the Topic 718 “Compensation-Stock Compensation”, that requires the measurement and recognition of compensation expense based on estimated fair values for all share-based awards made to employees and directors, including stock options.

Comprehensive income

Comprehensive income is the sum of net income and other comprehensive income reported in the consolidated statements of income and comprehensive income.  Other comprehensive income or loss includes accumulated foreign currency translation gains and losses.  The Company has reported the components of comprehensive income on its consolidated statements of shareholders' equity.

Earnings per share

In accordance with SFAS No. 128 "Computation of Earnings per Share," which was primarily codified into the Topic 260 “Earnings Per Share”, basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of common shares and dilutive shares outstanding during the period using the treasury stock method.

Fair value of financial instruments

ASC Topic 820, Fair Value Measurement and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3  - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying values of cash and cash equivalents, trade receivables and payables, and short-term debts approximate their fair values due to their short maturities.

The financial assets and liabilities of the Company subject to fair value measurements and the necessary disclosures are as follows:

Fair Value Measurements Using				Assets/Liabilities
	Level 1	Level 2	Level 3	At Fair Value
Cash equivalents	$11,330,642	-	-	$11,330,642

Reclassifications

Certain prior period balances have been reclassified to conform to the current period’s financial statement presentation. These reclassifications had no impact on previously reported financial position, results of operations or cash flows.

3.        Recently Changes in Accounting Standards

Recent accounting pronouncement adopted

In June 2009, the FASB established the FASB Accounting Standards Codification TM (ASC) as the single source of authoritative U.S generally accepted accounting principles (GAAP) recognized by the FASB to be applied to nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The ASC superseded all previously existing non-SEC accounting and reporting standards, and any prior sources of U.S. GAAP not included in the ASC or grandfathered are not authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates (ASUs). The ASC did no change current U.S. GAAP but changes the approach by referencing authoritative literature by topic (each a “Topic”) rather than by type of standard. The ASC has been effective for the Company effective July 1, 2009. Adoption of the ASC did not have a material impact on the Company's Consolidated Financial Statements, but references in the Company's Notes to Consolidated Financial Statements to former FASB positions, statements, interpretations, opinions, bulletins or other pronouncements are now presented as references to the corresponding Topic in the ASC.

Effective January 1, 2009, the first day of fiscal 2009, the Company adopted FASB ASC 350-30 and ASC 275-10-50 (formerly FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets”), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142 ("SFAS 142"), “Goodwill and Other Intangible Assets.” The Company will apply ASC 350-30 and ASC 275-10-50 prospectively to intangible assets acquired subsequent to the adoption date.  The adoption of these revised provisions had no impact on the Company's Consolidated Financial Statements.

Effective January 1, 2009, the Company adopted FASB ASC 815-10-65 (formerly SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities”), which amends and expands previously existing guidance on derivative instruments to require tabular disclosure of the fair value of derivative instruments and their gains and losses. This ASC also requires disclosure regarding the credit-risk related contingent features in derivative agreements, counterparty credit risk, and strategies and objectives for using derivative instruments. The adoption of this ASC did not have a material impact on the Company's Consolidated Financial Statements.

During 2008, the Company adopted FASB ASC 820-10 (formerly FSP FAS 157-2, "Effective Date of FASB Statement 157"), which deferred the provisions of previously issued fair value guidance for nonfinancial assets and liabilities to the first fiscal period beginning after November 15, 2008. Deferred nonfinancial assets and liabilities include items such as goodwill and other nonamortizable intangibles. Effective January 1, 2009, the Company adopted the fair value guidance for nonfinancial assets and liabilities. The adoption of FASB ASC 820-10 did not have a material impact on the Company's Consolidated Financial Statements.

Effective January 1, 2009, the Company adopted FASB ASC 810-10-65 (formerly SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51"), which amends previously issued guidance to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity. Among other requirements, this Statement requires that the consolidated net income attributable to the parent and the noncontrolling interest be clearly identified and presented on the face of the consolidated income statement.  The adoption of the provisions in this ASC did not have a material impact on the Company's Consolidated Financial Statements.

Effective January 1, 2009, the Company adopted FASB ASC 805-10, (formerly SFAS 141R, "Business Combinations"), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in an acquiree and the goodwill acquired.  In addition, the provisions in this ASC require that any additional reversal of deferred tax asset valuation allowance established in connection with fresh start reporting on January 7, 1998 be recorded as a component of income tax expense rather than as a reduction to the goodwill established in connection with the fresh start reporting. The Company will apply ASC 805-10 to any business combinations subsequent to adoption.

Effective January 1, 2009, the Company adopted FASB ASC 805-20 (formerly FSP FAS 141R-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies"), which amends ASC 805-10 to require that an acquirer recognize at fair value, at the acquisition date, an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value of such an asset acquired or liability assumed cannot be determined, the acquirer should apply the provisions of ASC Topic 450, Contingences, to determine whether the contingency should be recognized at the acquisition date or after such date. The adoption of ASC 805-20 did not have a material impact on the Company's Consolidated Financial Statements.

Effective July 1, 2009, the Company adopted FASB ASC 825-10-65 (formerly FASB Staff Position (“FSP”) No. FAS 107-1 and Accounting Principles Board 28-1, "Interim Disclosures about Fair Value of Financial Instruments"), which amends previous guidance to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The adoption of FASB ASC 825-10-65 did not have a material impact on the Company's Consolidated Financial Statements.

Effective July 1, 2009, the Company adopted FASB ASC 320-10-65 (formerly FSP FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments"). Under  ASC 320-10-65, an other-than-temporary impairment must be recognized if the Company has the intent to sell the debt security or the Company is more likely than not will be required to sell the debt security before its anticipated recovery. In addition, ASC 320-10-65 requires impairments related to credit loss, which is the difference between the present value of the cash flows expected to be collected and the amortized cost basis for each security, to be recognized in earnings while impairments related to all other factors to be recognized in other comprehensive income. The adoption of ASC 320-10-65 did not have a material impact on the Company's Consolidated Financial Statements.

Effective July 1, 2009, the Company adopted FASB ASC 820-10-65 (formerly FSP FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly"), which provides guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset or liability has significantly decreased when compared with normal market activity for the asset or liability as well as guidance on identifying circumstances that indicate a transaction is not orderly. The adoption of ASC 820-10-65 did not have a material impact on the Company's Consolidated Financial Statements.

Effective July 1, 2009, the Company adopted FASB ASC 855-10 (formerly SFAS 165, “Subsequent Events”), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. Adoption of ASC 855-10 did not have a material impact on the Company's Consolidated Financial Statements.

New accounting pronouncement to be adopted

In December 2008, the FASB issued ASC 715, Compensation – Retirement Benefits (formerly FASB FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”), which expands the disclosure requirements about plan assets for defined benefit pension plans and postretirement plans. The Company is required to adopt these disclosure requirements in the fourth quarter of 2009. It is expected the adoption of these disclosure requirements will have no material effect on the Company's Consolidated Financial Statements.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140,” (not yet reflected in FASB ASC). SFAS No. 166 limits the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire financial asset by taking into consideration the transferor’s continuing involvement. The standard requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. The concept of a qualifying special-purpose entity is removed from SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” along with the exception from applying FIN 46(R), “Consolidation of Variable Interest Entities.” The standard is effective for the first annual reporting period that begins after November 15, 2009 (i.e. the Company's fiscal year beginning January 1, 2010), for interim periods within the first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. It is expected the adoption of this Statement will have no material effect on the Company's Consolidated Financial Statements.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R),” (not yet reflected in FASB ASC). The standard amends FIN No. 46(R) to require a company to analyze whether its interest in a variable interest entity (“VIE”) gives it a controlling financial interest. A company must assess whether it has an implicit financial responsibility to ensure that the VIE operates as designed when determining whether it has the power to direct the activities of the VIE that significantly impact its economic performance. Ongoing reassessments of whether a company is the primary beneficiary are also required by the standard. SFAS No. 167 amends the criteria to qualify as a primary beneficiary as well as how to determine the existence of a VIE. The standard also eliminates certain exceptions that were available under FIN No. 46(R). This Statement will be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009  (i.e. the Company's fiscal year beginning January 1, 2010), for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. Comparative disclosures will be required for periods after the effective date. As such, the Company will adopt this Statement for interim and annual periods ending after January 1, 2010.  It is expected the adoption of this Statement will have no material effect on the Company's Consolidated Financial Statements.

In August, 2009, the FASB issued ASC Update No. 2009-05 (“Update 2009-05”) to provide guidance on measuring the fair value of liabilities under FASB ASC 820 (formerly SFAS 157, "Fair Value  Measurements").  The Company is required to adopt Update 2009-05 in the fourth quarter of 2009.  It is expected the adoption of this Update will have no material effect on the Company's Consolidated Financial Statements.

In October 2009, the FASB concurrently issued the following ASC Updates:

ASU No. 2009-14 - Software (Topic 985): Certain Revenue Arrangements That Include Software Elements (formerly EITF Issue No. 09-3). This standard removes tangible products from the scope of software revenue recognition guidance and also provides guidance on determining whether software deliverables in an arrangement that includes a tangible product, such as embedded software, are within the scope of the software revenue guidance.

ASU No. 2009-13 - Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (formerly EITF Issue No. 08-1).  This standard modifies the revenue recognition guidance for arrangements that involve the delivery of multiple elements, such as product, software, services or support, to a customer at different times as part of a single revenue generating transaction.  This standard provides principles and application guidance to determine whether multiple deliverables exist, how the individual deliverables should be separated and how to allocate the revenue in the arrangement among those separate deliverables. The standard also expands the disclosure requirements for multiple deliverable revenue arrangements.

These Accounting Standards Updates should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted.  Alternatively, an entity can elect to adopt these standards on a retrospective basis, but both these standards must be adopted in the same period using the same transition method.  The Company expects to apply this standard on a prospective basis for revenue arrangements entered into or materially modified beginning January 1, 2011.  The Company is currently evaluating the potential impact these standards may have on its financial position and results of operations.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company's Consolidated Financial Statements upon adoption.

4.        Property and Equipment

	Cost	Accumulated Depreciation	June 30, 2009 Net Book Value
Computer equipment	$1,010,440	$404,656	$605,784
Vehicles	192,585	141,348	51,237
Office furniture	11,484	8,423	3,061
Leasehold improvement	35,570	-	35,570
Software	28,657	4,471	24,186
Total	$1,278,736	$558,898	$719,838

	Cost	Accumulated Depreciation	December 31, 2008 Net Book Value
Computer equipment	$957,625	$322,514	$635,111
Vehicles	171,852	159,640	12,212
Office furniture	8,738	8,395	343
Software	5,520	$2,478	$3,042
Total	$1,143,735	$493,027	$650,708

	Cost	Accumulated Depreciation	December 31, 2007 Net Book Value
Building and improvements	$17,033	$1,136	$15,897
Computer equipment	327,787	163,174	164,613
Vehicles	160,730	121,984	38,746
Office furniture	7,814	7,814	-
Software	3,122	1,187	1,935
Total	$516,486	$295,295	$221,191

Total depreciation expense for the six months ended June 30, 2009 was $90,803 with $72,927 included in cost of sales, $17,486 in general and administrative expenses, and $390 (2008 - $Nil) in selling expenses.

Total depreciation expense for the six months ended June 30, 2008 was $104,817 (unaudited) with $81,794 (unaudited) included in cost of sales, $23,023 (unaudited) in general and administrative expenses, and $Nil (unaudited) in selling expenses.

Total depreciation expense for the year ended December 31, 2008 was $250,897 (2007 - $147,850) with $211,076 (2007 - $128,535) included in cost of sales, $39,821 (2007 - $16,060) in general and administrative expenses and $0 (2007 - $3,255) offset by government grants.

5.       Software Development Cost

	June 30, 2009	December 31, 2008	December 31, 2007
Software development cost	$219,597	$219,861	205,632
Less: accumulated amortization	182,997	146,574	68,544
	$36,600	$73,287	137,088

Amortization expense for six months ended June 30, 2009 was $36,587 (2008 - $35,428 (unaudited)). The amortization expense was included in cost of sales.

Amortization expense for the year ended December 31, 2008 was $ 71,983 (2007 - $ 68,544). The amortization expense was included in cost of sales.

6.        Deferred Government Grants

Pursuant to several research projects approved by the PRC government, the Company received grants from the government to cover research costs associated with these research projects.  The grants were amortized against the corresponding research and development expenses as and when they are incurred for the research projects for which these grants are received.  The amortization of the grants recorded as a reduction of cost of sales and administrative expense for the six months ended June 30, 2009 was $Nil (2008 - $115,673 (unaudited)). The amortization of the grants recorded as a reduction of cost of sales and administrative expense for the year ended December 31, 2008 was $ 115,673 (2007 - $63,564).

7.        Statutory Reserves

In accordance with the laws and regulations of the PRC, all wholly-foreign owned enterprises have to set aside a portion of their net income each year as statutory reserves.  The proportion of allocation for reserve funds is no less than 10 percent of the profit after tax until the accumulated amount of allocation for statutory surplus reserve funds reaches 50 percent of the registered capital. Statutory reserves represent restricted retained earnings. Statutory reserves are to be utilized to offset prior years' losses, or to increase its share capital. When a limited liability company converts its statutory reserves to capital in accordance with a shareholders' resolution, the Company will either distribute new shares in proportion to the number of shares held by each shareholder, or increase the par value of each share. Except for the reduction of losses incurred, any other usage should not result in this reserve balance falling below 25% of the registered capital. The funds accumulated by Jinan as of June 30, 2009 and December 31, 2008 both were $363,063, and December 31, 2007 was $223,855, no additional reserves have been taken during the sic month period ended June 30, 2009.

8.        Income Taxes

The Company is not subject to tax in the British Virgin Islands. Pansoft’s operating subsidiary Jinan files income tax returns in the PRC. Pansoft’s subsidiary in Hong Kong files tax returns in Hong Kong. The Company does not believe there will be any material changes in its unrecognized tax positions over the next 12 months.

In 2007, Pansoft's operating subsidiary Jinan was subject to the enterprise income tax at the reduced applicable rate of 7.5%, as Jinan was classified as a "software enterprise" and "high-technology enterprise" business. The Company was able to enjoy a further reduction to 0% due to being a foreign investment enterprise ("FIE").

On March 16, 2007, The National People's Congress of China passed "The Law of the People's Republic of China on Enterprise Income Tax" (the "Enterprise Income Tax Law").  The Enterprise Income Tax Law became effective on January 1, 2008.  This new law eliminated the existing preferential tax treatment that is available to the FIEs but provides grandfathering of the preferential tax treatment currently enjoyed by the FIE's.  Under the new law, both domestic companies and FIE's are subject to a unified income tax rate of 25%. Jinan's two-year tax holiday ended in December 2007 and the Company is currently eligible for the 50% exemption from tax for the years ending December 31, 2008 through December 31, 2010 under the grandfathering provisions in the Enterprise Income Tax Law.

The benefit of the tax holiday for the six months ended June 30, 2009 and 2008 was $117,184 and $Nil (unaudited). The benefit of the tax holiday on earnings per share for the six months ended June 30, 2009 and 2008 was $0.02 and $Nil.

The benefit of the tax holiday for the year ended at December 31, 2008 was $388,196 (2007 - $170,925). The benefit of the tax holiday on earnings per share for the years ended December 31, 2008 was $0.08 (2007 - $0.04).

A reconciliation of consolidated corporate income taxes at the statutory rate of 2009 and 2008 is 25% (2007 – 7.5%) and the Company's effective income tax expense for the six months ended June 30, 2009 and 2008, and year ended December 31, 2008 and 2007, respectively are shown as follows:

	For the six months ended June 30,		For the year ended December 31,
	2009	2008	2008	2007
		(Unaudited)
Income before provision for income taxes	$590,429	$242,485	$2,688,353	$2,368,732
Income tax at statutory rate
(June 30, 2009 and 2008: 25%, 25%)
(December 31, 2008 and 2007: 25%, 7.5%)	147,607	60,621	672,088	177,655
Stock-based compensation	85,494	-	50,753	-
Temporary difference and other	1,267	(60,621)	53,551	(6,730)
Effect of 50% tax reduction, (2007 – tax exempted)	(117,184)	-	(388,196)	(170,925)
Income tax provision	$117,184	$-	$388,196	$-

Current income taxes	$16,895	-	$197,563	$-
Deferred income taxes	100,289	-	190,633	-
Total income tax provisions	$117,184	$-	$388,196	$-

The significant components of deferred tax assets (liabilities) are as follows:

	For the six months ended	For the year ended December 31,
	2009	2008	2007
Timing difference on revenue recognition	$(744,750)	$(572,125)	$(84,106)
Write off of accounts receivable	57,717	57,717	41,666
Plant, equipment and capitalized software cost	(37,063)	(37,063)	(24,786)
Other temporary differences	-	169,399	49,457
Net operating loss carryforward	141,832	-
	(582,264)	(382,072)	(17,769)
Effect of 50% tax reduction (2007 – tax exempted)	291,132	191,036	17,769
Net deferred income tax liabilities	$(291,132)	$(191,036)	$-

Deferred income tax assets of $141,832 as of June 30, 2009 arose from the unused tax loss carryforward of Pansoft Jinan that management considered more likely than not will be realized through future operations. The tax loss carryforward is available to offset future taxable income over the next five years. No valuation allowance was recorded as of June 30, 2009.

9.        Shareholders' Equity

Common stock

On July 21, 2008, The Company's Board of Directors approved a 169.529280-for-1 stock split of the Company's common stock, whereby each share held by holders of record as of July 21, 2008 was subdivided into 169.529280 shares. The effects of this common stock split have been retroactively applied to the accompanying consolidated financial statement and notes thereto. On September 8, 2008, the Company completed an initial public offering ("IPO") on NASDAQ.

Warrants

Pursuant to the IPO, the Company issued 1,200,000 shares of common stock for gross proceeds of $8,400,000 and issued 120,000 underwriter warrants. Each warrant entitles the holder to purchase one common share for a price of $8.40 per share for a period of four years following the closing of the IPO. The unit price for each Underwriter warrant is $ 0.001. The Company received proceeds of $120 from the issuance of underwriter warrants which is included in additional paid-in capital. The costs of the offering totaled to $876,987 and are included in additional paid-in capital.

Number of Warrant Outstanding
December 31, 2007	-
Granted	120,000
Exercised	-
December 31, 2008	120,000
Granted	-
Exercised	-
June 30, 2009	120,000

The following table shows the number of warrants with other information as of June 30, 2009:

Outstanding Warrants			Exercisable Warrants
Weighted Average Exercise Price	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercise Number
$8.4	120,000	3.2 years	$8.4	-

There is no change in the outstanding warrants for the six months ended June 30, 2009.

On August 31, 2009 the underwriter had returned 60,000 warrants to the Company and relinquished any ownership rights to the 60,000 warrants.

Stock options

The Company has authorized the establishment of stock option plan effective on July 21, 2008 for its directors and employees (the "Plan", which was approved and ratified by our shareholders on July 20, 2009). The Plan provides for 604,248 options to purchase common shares. It provides additional compensation incentives for high levels of performance and productivity by management, other key employees of the Company and directors.

The following table shows the number of stock options with other information as of June 30, 2009:

Outstanding Stock Options			Exercisable Options
Weighted Average Exercise Price	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercise Number
$7.00	321,000	4.25 years	$7.00	-
$2.74	46,000	3.11 years	$2.74	-
$6.47	367,000	4.11 years	$6.47	-

The Company estimates the fair value of stock options using the Black-Scholes valuation model, consistent with the provisions of SFAS No. 123(R), "Share-Based Payment" (SFAS No. 123(R)) and SAB No. 107, which was primarily codified to the Topic 718 “Compensation – Stock Compensation”. Key inputs and assumptions used to estimate the fair value of stock options include the grant price of the award, the expected option term, volatility of the Company's stock and the risk-free rate. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company.

The fair value of each stock option grant was estimated at the date of grant using a Black-Scholes option pricing model. The following table summarized the options granted in 2008 and 2009.

The assumptions used in the stock option valuation are as follow:

Grant Date	September 8, 2008	December 13, 2008	December 13, 2008
Option Granted	321,000	31,000	15,000
Exercise Price	$7.00	$2.74	$2.74
Expected Life	5	3	5
Volatility	75%	75%	75%
Risk free rate	2.98%	1.05%	1.55%
Dividend yield	0%	0%	0%
Option value	$4.39	$1.39	$1.72

In September 2008, the Company granted 321,000 options to its directors, management and key employees at an exercise price of $7.00, vesting at a rate of 20% per year for five years. The fair value of these stock options was determined to be $4.39 per stock option. In December 2008, the Company granted 46,000 options to its directors, financial advisor and Interim CFO at an exercise price of $2.74. The vesting rate is 33% per year for two years and 34% for one year for the options granted to the directors and advisor and at the rate of 20% per year for five years for the options granted to Interim CFO. The fair value of these stock options was determined to be $1.39 and 1.72 per stock option, respectively.

A total of $341,974 and $Nil was included in the stock option expense for the six months ended June 30, 2009 and 2008, respectively. As of June 30, 2009 and December 31, 2008, there was approximately $934,054 and $1,276,028, respectively, of unrecognized compensation costs related to the non-vested share-based arrangements granted under the Company's stock option plan. Those costs are expected to be recognized over a weighted-average period of approximately 4.11 years and 4.61 years as of June 30, 2009 and December 31, 2008, respectively.

Number of Options Outstanding
December 31, 2007	-
Granted	367,000
Exercised	-
December 31, 2008	367,000
Granted	-
Exercised	-
June 30, 2009	367,000

No movement for outstanding stock options for the six months ended June 30, 2009.

10.      Commitments

The Company was obligated under operating leases requiring minimum rentals as of June 30, 2009 as follows:

Payable within:
- Remainder of 2009	$22,800
- 2010	21,696
- 2011	5,424
Total minimum lease payments	$49,920

11.      Financial Instruments

Concentrations of credit risk

Accounts receivable potentially subject the Company to concentrations of credit risk.  Management is of the opinion that any risk of accounting loss is significantly reduced due to the financial strength of the Company's major customers.  The Company performs ongoing credit evaluations of its customers' financial condition and evaluates management perfor mance based on proceeds collected from projects.  Consequently, exposure to credit risk is limited accordingly.

The credit risk on the cash equivalents is limited because the counterparties are banks with high credit ratings

Currency risk

The Company is exposed to currency risk as the Company's business is carried out in RMB and the Company maintains RMB denominated bank accounts but uses U.S. dollars as its reporting currency.  Unfavorable changes in the exchange rate between RMB and U.S. dollars may result in a material effect on accumulated other comprehensive income recorded as a charge in shareholders' equity.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

In addition, the RMB is not a freely convertible currency.  The Company's subsidiaries are allowed to pay outstanding current account obligations in foreign currency but must present the proper documentation to a designated foreign exchange bank.  There is no certainty that all future local currency can be repatriated.

12.      Economic Dependence

For six months ended June 30, 2009, two customers individually comprised 36% and 23% of revenue, compared with 12% (unaudited) and 27% (unaudited) respectively in 2008. The subsidiaries of the Company's three major customers accounted for 34% of revenue (2008 – 40% (unaudited)).

For the year ended December 31, 2008, three major customers individually comprised 17%, 8% and 29% of revenue, compared with 15%, 5% and 41% respectively in 2007. The subsidiaries of the Company's three major customers accounted for 40% of revenue (2007 - 32%).

There were two customers that individually comprise 83% and 16% of accounts receivable as of June 30, 2009.

There were three customers that individually comprise 31%, 24% and 15% of accounts receivable on December 31, 2008. Three customers individually made up 20%, 16% and 16% of accounts receivable at December 31, 2007.

13.      Segmented Information

The Company applies ASC 280-10-50 regarding segment reporting disclosure. The Company views its operations and manages its business as one segment: the design, development, implementation and servicing of ERP systems. Factors used to identify the Company's single operating segment include the organizational structure of the Company and the financial information available for evaluation by the chief operating decision-maker in making decisions about how to allocate resources and assess performance.  The Company operates predominantly in one geographical area, the PRC.

14.      Subsequent event

On May 22, 2009, the Company’s board of directors granted 14,000 options to a newly appointed director. This appointment became effective after the approval by our shareholders’ meeting on July 20, 2009. The grant date of the stock options granted was stated as May 22, 2009, and at an exercise price of $5.20. The vesting period is three years at the rate of 33% per year for the first two years and 34% for the last year. The fair value of these stock options was determined to be $0.73 per stock option.

On August 31, 2009 the underwriter had returned 60,000 warrants to the Company and relinquished any ownership rights to such 60,000 warrants.

On December 11, 2009, the Company changed its fiscal year end to June 30 from December 31 in order to be more consistent with the purchasing cycle of its major customers.

SIGNATURES
In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PANSOFT COMPANY LIMITED

March 25, 2010	By:	/s/ Allen Zhang
Allen Zhang
Chief Financial Officer
(Principal Financial and Accounting Officer)