Form 20-F
period 2010-06-30
Pansoft CO LTD
filed 2010-11-08
CIK 1430452

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

o	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: June 30, 2010
OR

o	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

o	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number   001-34168

Pansoft Company Limited
(Exact name of registrant as specified in its charter)
 N/A
(Translation of registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

3/F Qilu Software Park Building
Jinan Hi-Tech Zone, Jinan, Shandong,
People’s Republic of China 250101
(Address of principal executive offices and zip code)

Allen Zhang
c/o Pansoft Company Limited
3/F Qilu Software Park Building
Jinan Hi-Tech Zone, Jinan, Shandong,
People’s Republic of China 250101
 (Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.0059	NASDAQ Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,438,232 common shares, par value $0.0059 per share, as of June 30, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.Yes   ☐  No   ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.Yes   ☐  No   ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☐  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes    No ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one): need to complete

Large accelerated filer 	Accelerated filer 	Non-accelerated filer ☑ 

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: need to complete

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board 	Other 

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☒     Item 18 

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).
Yes      No ☒

PANSOFT COMPANY LIMITED
FORM 20-F
For the Fiscal Year Ended June 30, 2010

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains certain statements of a forward-looking nature. Such forward-looking statements, including but not limited to projected earnings and/or revenue growth, trends and strategies, future operating and financial results, financial expectations and current business indicators, are based upon current information and expectations and are subject to change based on factors beyond the control of Pansoft Company Limited (the “Company”). Forward-looking statements typically are identified by the use of terms such as “look,” “may,” “will,” “should,” “might,” “believe,” “plan,” “expect,” “anticipate,” estimate” and similar words, although some forward-looking statements are expressed differently. The accuracy of such statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including but not limited to the following:

• 	dependence on a limited number of larger customers;
• 	political and economic factors in the People’s Republic of China;
• 	the Company’s ability to expand and grow its lines of business;
• 	the Company’s ability to integrate newly acquired businesses and assets;
• 	unanticipated changes in general market conditions or other factors, which may result in cancellations or reductions in need for the Company’s services;
• 	a weakening of economic conditions which would reduce demand for services provided by the Company and could adversely affect profitability;
• 	the acceptance in the marketplace of the Company’s new lines of services;
• 	foreign currency exchange rate fluctuations;
• 	the Company’s ability to identify and successfully execute cost control initiatives; or
• 	other risks outlined above and in the other filings made periodically by the Company.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update, revise or amend this forward-looking information. Nonetheless, the Company reserves the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.

Except where the context otherwise requires and for purposes of this report only: the terms “we,” “us,” “our company,” “our” and “Pansoft” refer to Pansoft Company Limited, and its operating subsidiary, Pansoft (China) Co., Ltd. (“PCCL”); “shares” and “common shares” refer to our common shares;
“China” and “PRC” refer to the People’s Republic of China, and for the purpose of this report only, excluding Taiwan, Hong Kong and Macau; all references to “RMB,” “Renminbi” and “¥” are to the legal currency of China; all references to “USD,” “U.S. dollars,” “dollars,” “U.S. $” and “$” are to the legal currency of the United States and all references to “common stock,” “common share” or “ordinary share” are to the common share of Pansoft Company Limited, par value $0.0059 per share.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

     The following selected consolidated income statement data for the year ended June 30, 2010, and the selected consolidated balance sheet data as of June 30, 2010 and 2009 are derived from our audited Consolidated Financial Statements included in Item 18, and are qualified by reference to, and should be read in conjunction with, our consolidated financial statements, the related notes thereto, and Item 5—“Operating and Financial Review and Prospects” contained elsewhere herein. On December 11, 2009, we changed our fiscal year end from December 31 to June 30, and on March 25, 2010, we filed a transition report on Form 20-F to cover the transition period from January 1, 2009 to June 30, 2009.

Accordingly, the selected consolidated income statement data for the twelve months ended June 30, 2009 are derived from our unaudited consolidated financial statements.  Our consolidated financial statement are prepared and presented in accordance with United States generally accepted accounting principles or U.S. GAAP.  Our historical results do not necessarily indicate the results that may be expected for any future periods.

Selected Financial Data

In USD	12 Months ended June 30	12 Months ended June 30
Income Statement (GAAP)	2009	2010

Sales	8,454,352	12,056,872
Cost of Sales	4,052,865	6,252,280
Gross profit	4,401,487	5,804,592

General and administrative expenses	735,696	910,698
Selling expenses	151,309	367,776
Professional fees	248,922	459,728
Stock based compensation	544,986	441,232
Income from operations	2,720,574	3,625,158

Investment income	-	208,824
Other income (expenses), net	10,223	65,134
Government grant	160,981	18,895
Finance cost	(3,802)	(19,915)
Interest income	147,405	40,184
Gain on disposition of property & equipment	916	1,242
Total other income (expenses)	315,723	314,364

Income before income taxes	3,036,297	3,939,522
Provision for current income taxes	214,458	501,544
Provision for deferred income taxes	290,922	193,053

Net Income	2,530,917	3,244,925

Other comprehensive income	16,790	97,297
Comprehensive income	2,547,707	3,342,222

Earnings per share, basic	0.47	0.60
Earnings per share, diluted	0.47	0.59

Weighted average common shares outstanding
Basic	5,438,232	5,438,232
Diluted	5,438,232	5,484,986

BALANCE SHEET DATA:
Total current assets	15,529,740	18,833,400
Total assets	16,286,178	23,382,857
Total current liabilities	515,729	3,823,054
Total stockholders’ equity	15,770,449	19,559,803

Dividends

We have not declared or paid any dividends on our common shares and we do not anticipate paying any dividends in the foreseeable future. The timing, amount and form of future dividends, if any, will depend, among other things, on our future results of operations and cash flows, our general financial condition and future prospects, our capital requirements and surplus, contractual restrictions, the amount of distributions, if any, received by us from our Chinese subsidiaries, and other factors deemed relevant by our board of directors.  Any future dividends on our ordinary shares will be declared by and subject to the discretion of our board of directors.

Risk Factors

Risks Related to Our Business

We operate in a very competitive industry and may not be able to maintain our revenues and profitability.

The ERP services market in China is intensely competitive and is characterized by frequent technological changes, evolving industry standards and changing client demands. We believe the principal competitive factors in our markets are:

▪	product quality
▪	adoption and implementation of standards

▪	emerging technology trends
▪	development of Internet software products

▪	reliability
▪	performance and price
▪	vendor and product reputation

▪	financial stability
▪	features and functions and ease of use
▪	quality of support

A number of companies offer competitive products and services addressing certain of our target markets. Our most significant competition comes from well-funded international platform providers, such as SAP Ag and IBM, domestic providers, such as Kingdee International Software Group Company Limited (HKEX: 0268) (“Kingdee”), Shandong Inspur Software Co., Ltd. (SHA: 600756), UFIDA Software Co., Ltd. (SSE: 600588) (“UFIDA”), and other targeted solutions providers in certain market segments in which we operate.

We expect competition to increase from domestic and international competitors as additional companies compete to provide ERP services in China. Increased competition may result in price reductions, reduced margins and inability to gain or hold market share.

Many of our competitors have competitive advantages over us, including significantly greater financial, technical, research and development, sales and marketing and other resources, greater brand recognition and longer operating histories; and larger customer bases and longer, more established client relationships.  In addition, our competitors may introduce new business models. If these new business models are more attractive to customers than the business models we currently use, our customers may switch to our competitors’ services, and we may lose market share. We cannot assure you that we will be able to compete successfully against any new or existing competitors, or against any new business models our competitors may implement. In addition, the increased competition we anticipate in the ERP industry may also reduce the number of companies for which we are able to provide ERP services, or cause us to reduce our fees in order to attract or retain customers. All of these competitive factors could have a material adverse effect on our revenues and profitability.

Our revenues are highly dependent on China’s oil and gas industry in general and on a few customers involved in that industry in particular.

While we provide ERP services to companies in a variety of industries, we have a particular focus on providing ERP solutions for companies in the oil and gas industry in China. In particular, we derive a substantial portion of our revenues from our key customers in this industry, Sinopec and PetroChina and their subsidiary and parent companies.

We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

▪	reduction, delay or cancellation of orders from one or more of our significant customers
▪	loss of one or more of our significant customers and our failure to identify additional or replacement customers

▪	failure of any of our significant customers to make timely payment for our products

To anticipate our client’s future ERP needs and build their trust and develop suitable solutions, we must maintain a close relationship with our key clients. Any failure to maintain this close relationship, due to unsuccessful sales and marketing efforts, lack of suitable solutions, unsatisfactory performance or other reasons, could cause us to lose a client and its business. This is especially true for PetroChina and Sinopec, as many of the subsidiary branches of these companies have independent purchasing power for their information technology needs. If we lose a key client or a portion of work we currently receive from it, a key client significantly reduces its purchasing levels or delays a major purchase or we fail to attract additional major clients, our revenues could decline, and our operating results could be materially and adversely affected.

We may be unable to maintain current ERP software fees in the future.

We believe one reason for our success in competing with international ERP providers in the past has been the competitive and lower fees for our development services and products, in particular our fees for custom solution development. For our custom development services, our prices are tied to the wages we pay our developers. China’s average wages have been increasing rapidly for the last several years, causing our services to become correspondingly more expensive.

We believe that increased competition within China and international competitors’ growing familiarity with the Chinese ERP market may result in a decrease in prices of our domestic competitors and a “leveling of the field” with our international competitors. For example, we provide some ERP services that contemplate ongoing maintenance fees. Several local ERP competitors have begun to charge low annual maintenance fees, in some cases less than a 5% fee, and to waive fees for first-year maintenance. To the extent our customers demand similar concessions or additional services, we may need to reconsider our fee structures. We cannot assure that any new fee structures would be accepted in the market or that we will be able to maintain our profitability if we are required to reduce these fees.

We may encounter difficulties in integrating the operations and personnel of acquired businesses, and our expenses may increase following an acquisition or strategic transaction.

Under our long-term corporate expansion strategy, we have acquired, and may continue to acquire or invest in the future, various businesses and assets in different industries.  Successful acquisitions may be difficult to accomplish because they require, among other things, efficient integration and alignment of product offerings and coordination of business operations and research and development efforts.  The difficulty may be increased by differences and gaps in technological capability, corporate culture and geography, and we may not be able to integrate acquired businesses into our operations successfully.  Furthermore, the complexities and challenges in integrating acquired businesses may require us to dedicate substantial resources that may increase our expenses, distract attention from our day-to-day operations, or disrupt our marketing or sales efforts, which may adversely affect our business, operating results, financial conditions and prospects.

We may be forced to reduce the prices of our software products due to shortened product life cycles, increased competition and reduced bargaining power with our clients, which could lead to reduced revenues and profitability.

The software industry in China is developing rapidly and related technology trends are constantly evolving. This results in frequent introduction of new products and services, shortening product life cycles and significant price competition from our competitors. As the life cycle of a software product matures, the average selling price of the same product generally declines. A shortening life cycle of our software products generally could result in price erosion for these products if we are unable to introduce new products, or if our new products are not favorably received by our clients. We may be unable to offset the effect of declining average sales prices through increased sales volumes and/or reductions in our costs. Furthermore, we may be forced to reduce the prices of our software products in response to offerings made by our competitors. Finally, we may not have the same level of bargaining power we have enjoyed in the past when it comes to negotiating for the prices of our software products.

Any significant failure in our information technology systems could subject us to contractual liabilities to our clients, harm our reputation and adversely affect our results of operations.

Our business and operations are highly dependent on the ability of our information technology systems to timely process various transactions across different markets and solutions. In particular, our Internet-based ERP solutions rely heavily on the stability of our systems. The proper functioning of these systems is critical to our business and to our ability to compete effectively. Our ERP business activities in particular may be materially disrupted in the event of a partial or complete failure of any of our primary information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks, conversion errors due to system upgrading, damage from fire, earthquake, power loss, telecommunications failure, unauthorized entry or other events beyond our control. We could also experience system interruptions due to the failure of their systems to function as intended or the failure of the systems relied upon to deliver services such as the Internet, processors that integrate with other systems and networks and systems of third parties. Loss of all or part of the systems for a period of time could have a material adverse effect on our business and business reputation. We may be liable to our clients for breach of contract for interruptions in service. Due to the numerous variables surrounding system disruptions, the extent or amount of any potential liability cannot be predicted. While we believe that this risk disproportionately affects our Internet-based ERP operations, which currently constitute a small portion of our overall business, the growth of our Internet-based ERP operations may make this risk more material to our overall business in the future.

Our computer networks may be vulnerable to security risks that could disrupt our services and adversely affect our results of operations.

Our computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems caused by unauthorized access to, or improper use of, systems by third parties or employees. A hacker who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. Although we intend to continue to implement security measures, computer attacks or disruptions may jeopardize the security of information stored in and transmitted through computer systems of our customers. Actual or perceived concerns that our systems may be vulnerable to such attacks or disruptions may deter existing and potential clients from using our solutions or services. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches. Losses or liabilities that are incurred as a result of any of the foregoing could have a material adverse effect on our business. While we believe that this risk disproportionately affects our Internet-based ERP operations, which currently constitute a small portion of our overall business, the growth of our Internet-based ERP operations may make this risk more material to our overall business in the future.

Chinese businesses may not be as open to ERP services as businesses in other countries.

Recent studies about the effectiveness of implementing ERP systems in China suggest that the success rate for such implementations is lower than in other developed countries. Academics have theorized that some of the reasons that studies have found implementation success rates may vary depending on the following:

▪	The Chinese economy has only recently opened to foreign investment and Western business practices including ERP systems
▪	Foreign companies are still learning to adapt their ways of doing business to Chinese cultural and business models

▪	Chinese businesses tend to expect ERP systems to adapt to the way business is already done, rather than to change business practices to match a given ERP system
▪	ERP implementation under such requirements can be expensive and time-consuming and may be either late or over budget

We may lose our clients and our financial results would suffer if our clients change the decision-making body for their ERP system, merge with or are acquired by other companies, develop their own in-house capabilities or fail to expand.

We believe that doing business in China is influenced by sound client relationships, or guanxi. Our business may be harmed if our guanxi with our clients deteriorates for any reason, including the following:

Our clients may change their decision-making body for making ERP investments and key decision makers may change. For each key client, we use a team dedicated to its projects and to maintaining stable and close relationships with the relevant ERP procurement decision-makers. We build these extensive relationships over the course of several years. If a client centralizes purchasing decisions or otherwise changes the decision making body or level within the company at which the purchase decision is made or a key decision-maker is replaced, transferred or leaves the company, our client relationships may be disrupted and we may be unable to effectively and timely restore these relationships.

Consolidation of our clients and growth of in-house capabilities. As our clients grow in size, they may exert pricing pressure on vendors, and/or find it more cost-effective to set up their own ERP solutions, instead of relying on third-party companies for solutions and services.

Our clients fail to expand. Our clients may not successfully compete with their domestic and foreign competitors in the future. If our clients suffer a reduced market share or their results of operations and financial condition are otherwise adversely affected, they may reduce spending on our products and change expansion plans for their ERP systems, which in turn may materially and adversely affect our growth and results of operations.

Defects in our software, errors in our systems integration or maintenance services or our failure to perform our professional services could result in a loss of clients and decrease in revenues, unexpected expenses and a reduction in market share.

Our software solutions are complex and may contain defects, errors and bugs when first introduced to the market or to a particular client, or as new versions are released. Because we cannot test for all possible scenarios, our solutions may contain errors which are not discovered until after they have been installed and we may not be able to correct these problems on a timely basis. These defects, errors or bugs could interrupt or delay completion of projects or sales to our clients. In addition, our reputation may be damaged and we may fail to obtain new projects from existing clients or new clients. We may make mistakes when we provide systems integration and maintenance services.

We also provide a range of ERP services and must meet stringent quality requirements for performing these services. If we fail to meet these requirements, we may be subject to claims for breach of contracts with our clients. Any such claim or adverse resolution of such claim against us may hurt our reputation and have a material adverse effect on our business.

We may not be able to adequately protect our intellectual property, which could cause us to be less competitive.

Our success depends in part on our ability to protect and maintain intellectual property rights and licensing arrangements for our products. We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Piracy of intellectual property is widespread in China and despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our technology is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriations of our technology, particularly in countries where the laws may not protect our intellectual property rights as fully as in other countries such as the United States. In addition, third parties may seek to challenge, invalidate, circumvent or render unenforceable any intellectual property rights owned by us. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs, diversion of our management’s attention and diversion of our other resources.

We share intellectual property rights to a number of our software solutions with Sinopec and PetroChina. We may be subject to intellectual property infringement claims from these clients and others, which may force us to incur substantial legal expenses and, if determined adversely against us, may materially disrupt our business and materially affect our gross margin and net income.

We have developed certain ERP software solutions in the oil and gas industry as commissioned by our customers in which we have agreed to share intellectual property rights. These affected contracts provided that we have the rights to own and commercialize any substantial improvements we make to the software solutions developed for clients under these contracts. We are not required to pay any royalties to the companies with which we have agreed to share such intellectual property in such cases. We have also sold, and may sell in the future, variations of these software solutions to other clients. We have not sold any software solutions to which we share intellectual property rights with Sinopec, PetroChina or any other company.

If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights, or we may incur licensing fees or be forced to develop alternatives. For example, if one of the companies from which we obtain software does not own all relevant intellectual property rights for the software we obtained, we could be liable for damages from the owner of such rights.

In addition, we typically provide indemnification to clients who purchase our solutions against potential infringement of intellectual property rights underlying those solutions, and are therefore subject to the risk of indemnity claims. We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, reputational harm, lost sales and lower gross margins which may materially and adversely affect our business, gross margin and net income. While we believe that, because we develop much of our own software, we are at a lower risk of such claims of infringement than we would be if we licensed all of our software from other companies, we cannot guarantee that third-parties will not make claims of infringement against us.

We are heavily dependent upon the services of technical and managerial personnel that possess skills to develop and implement ERP software, and we may have to actively compete for their services.

We are heavily dependent upon our ability to attract, retain and motivate skilled technical, managerial and consulting personnel, especially highly skilled engineers involved in ongoing product development and consulting personnel. Our ability to install, maintain and enhance our ERP software is substantially dependent upon our ability to locate, hire and train qualified personnel. As ERP concepts have only recently been adopted in China, the number of qualified technical, managerial and consulting personnel is limited. Many of our technical, managerial and consulting personnel possess skills that would be valuable to all companies engaged in software development, and the Chinese software industry is characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. Consequently, we expect that we will have to actively compete with other Chinese software developers for these employees. Our ability to profitably operate is substantially dependent upon our ability to locate, hire, train and retain our technical, managerial and consulting personnel. Although we have not experienced difficulty locating, hiring, training or retaining our employees to date, there can be no assurance that we will be able to retain our current personnel, or that we will be able to attract, assimilate other personnel in the future. If we are unable to effectively obtain and maintain skilled personnel, the quality of our software products and the effectiveness of installation and training could be materially impaired. See “Our Business – Employees.”

Increases in wages for technical professionals will increase our net cash outflow and our gross margin and profit margin may decline.

Historically, wages for comparably skilled technical personnel in the Chinese ERP services industry have been lower than in developed countries, such as in the U.S. or Europe. In recent years, wages in China’s software services industry in general and the ERP industry in particular have increased and may continue to increase at faster rates. Wage increases will increase our cost of ERP software solutions of the same quality and increase our cost of operations. As a result, our gross margin and profit margin may decline. In the long term, unless offset by increases in efficiency and productivity of our work force, wage increases may also result in increased prices for our solutions and services, making us potentially less competitive. Increases in wages, including an increase in the cash component of our compensation expenses, will increase our net cash outflow and our gross margin and profit margin may decline.

Fluctuations in our clients’ spending cycles and other factors can cause our revenues and operating results to vary significantly from quarter to quarter and from year to year.

Our revenues and operating results will vary significantly from quarter to quarter and from year to year due to a number of factors, many of which are outside of our control. The Chinese New Year holiday typically falls between late January and February of each year. As a result, relatively few contracts are signed in the first calendar quarter, with an increase in the second calendar quarter and with most of our contracts being implemented and completed in the third and fourth calendar quarters. Due to the annual budget cycles of most of our clients, we also may be unable to accurately estimate the demand for our solutions and services beyond the immediate calendar year, which could adversely affect our business planning. Moreover, our results will vary depending on our clients’ business needs from year to year. Due to these and other factors, our operating results have fluctuated significantly from quarter to quarter and from year to year. These fluctuations are likely to continue in the future, and operating results for any period may not be indicative of our future performance in any future period.

A significant portion of our revenues are fixed amounts according to our sales and service contracts. If we fail to accurately estimate costs and determine resource requirements in relation to our projects, our margins and profitability could be materially and adversely affected.

A significant portion of the ERP software development and ongoing service revenues we generate are fixed amounts according to our sales contracts or bids we submit. Our projects often involve complex technologies and must often be completed within compressed timeframes and meet increasingly sophisticated client requirements. We may be unable to accurately assess the time and resources required for completing projects and price our projects accordingly. If we underestimate the time or resources required we may experience cost overruns and mismatches in project staffing. Conversely, if we over estimate requirements, our bids may become uncompetitive and we may lose business as a result. Furthermore, any failure to complete a project within the stipulated timeframe could expose us to contractual and other liabilities and damage our reputation.

Our financial performance is directly related to our ability to adapt to technological change and evolving standards when developing and improving our ERP software products.

The ERP software industry is subject to rapid technological change, changing customer requirements, frequent new product introductions and evolving industry standards that may render existing software obsolete. In particular, improved access to high-speed Internet and wireless networks may affect the ERP software industry in the near future. In addition, as the Chinese economy has only recently begun to incorporate various Western economic factors, ERP systems have only recently been adopted by Chinese businesses. As a result, our position in the Chinese ERP industry could be eroded rapidly by the speed with which Chinese businesses continue to adopt Western business practices and technological advancements that we do not embrace. The life cycles of our software are difficult to estimate. Our software products must keep pace with technological developments, conform to evolving industry standards and address the increasingly sophisticated needs of our customers.

We are substantially dependent upon our key personnel, particularly Hugh Wang, our Chairman, Guoqiang Lin, our Chief Executive Officer, and Allen Zhang, our Chief Financial Officer.

Our performance is substantially dependent on the performance of our executive officers and key employees. In particular, the services of:

▪	Hugh Wang, our Chairman
▪	Guoqiang Lin, our Chief Executive Officer and

▪	Allen Zhang, our Chief Financial officer

would be difficult to replace. We do not have in place “key person” life insurance policies on any of our employees. The loss of the services of any of our executive officers or other key employees could substantially impair our ability to successfully implement our existing business strategy and develop new programs and enhancements.

As a software-oriented business, our ability to operate profitably is directly related to our ability to develop and protect our proprietary technology.

We rely on a combination of trademark, trade secret, nondisclosure and copyright law to protect our ERP software, which may afford only limited protection. Although the Chinese government has issued us 13 copyrights on our software, we cannot guarantee that competitors will be unable to develop technologies that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties, including customers and consultants, may attempt to reverse engineer or copy aspects of our software products or to obtain and use information that we regard proprietary. Although we are currently unaware of any unauthorized use of our technology, in the future, we cannot guarantee that others will not use our technology without proper authorization.

We develop our software products on third-party middleware software programs that are licensed by our customers from third parties, generally on a non-exclusive basis. Because we believe that there are a number of widely available middleware programs available (including, among others, IBM Websphare, Oracle DBMS, and Sybase DBMS), we do not currently anticipate that we will experience difficulties obtaining these programs. The termination of any such licenses, or the failure of the third-party licensors to adequately maintain or update their products, could result in delay in our ability to develop certain of our products while we seek to implement technology offered by alternative sources. Nonetheless, while it may be necessary or desirable in the future to obtain other licenses, there can be no assurance that they will be able to do so on commercially reasonable terms or at all.

Although some of our software is standalone software, much of our software is built as an add-on to software developed by other companies. In particular, the following software is an add-on to software developed by SAP:

▪	group accounting software (also may be used independently from SAP)
▪	general reporting system
▪	heterogeneous data exchange platform software
▪	planning and statistics software

The following software is an add-on to software developed by Oracle:

▪	business intelligence software
▪	heterogeneous data exchange platform software

In the future, we may develop software that relies on these and other third parties’ software. There can be no guarantee that our software will be completely compatible with these third-parties’ software or that these third parties will not develop functionally similar software that integrates more efficiently with their own software platforms.

In the future, we may receive notices claiming that we are infringing the proprietary rights of third parties. While we believe that we do not infringe and have not infringed upon the rights of others, we cannot guarantee that we will not become the subject of infringement claims or legal proceedings by third parties with respect to our current programs or future software developments. In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any such claims could be time consuming, result in costly litigation, cause product shipment delays or force us to enter into royalty or license agreements rather than dispute the merits of such claims, thereby impairing our financial performance by requiring us to pay additional royalties and/or license fees to third parties. See “Our Business – Intellectual Proprietary Rights.”

We may not pay dividends.

Although we previously paid a single cash dividend in 2006, we do not currently anticipate paying any dividends on our common shares. Although we have historically been a profitable enterprise, we cannot assure you that our operations will continue to result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows. Furthermore, there is no assurance that our Board of Directors will declare dividends even if we are profitable. Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our future earnings, financial condition, capital requirements and other factors. Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiary, Pansoft (China) Co. Ltd. (“PCCL”). See “Dividend Policy.”

Foreign Operational Risks

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based upon the nature of our business activities, we may be classified as a passive foreign investment company, or PFIC, by the U.S. Internal Revenue Service, or IRS, for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, a U.S. investor will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either:

▪
75% or more of our gross income in a taxable year is passive income; or the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%.

The calculation of the value of our assets is based, in part, on the then market value of our common shares, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in our IPO. We cannot assure you that we will not be a PFIC for any taxable year. See “Taxation – United States Federal Income Taxation – Passive Foreign Investment Company.”

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under British Virgin Islands law, conduct substantially all of our operations in China and all of our officers and directors reside outside the United States.

We are incorporated and registered in the British Virgin Islands, and conduct substantially all of our operations in China through our wholly owned subsidiary in China, PCCL. All of our officers and directors reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a British Virgin Islands or China court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the British Virgin Islands has no securities laws as compared to the United States, and provides a lower level of protection to investors. In addition, British Virgin Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than the shareholders of a U.S. public company.

A slowdown in the Chinese economy or an increase in its inflation rate may slow down our growth and profitability.

The Chinese economy has grown at a rate of approximately 9% for more than 25 years, making it the fastest growing major economy in recorded history. China’s economy growth rate reached  11.4% in 2007, the fastest pace in 11 years, and slowed down to 8.4% in 2009 due to worldwide recession according the National Bureau of Statistics. However, Merry Lynch’s report on Wealth Growth in Asia and Pacific projected that China’s GDP will pick up and reach 9.9% growth rate in 2010.

In particular, China’s software industry has grown dramatically. The Chinese software industry reached RMB 951 billion in 2009, an increase of 25.6% from 2008. It is expected that overall software sales will maintain a growth rate of 25% in 2010 as projected by the China Software Industrial Association (Software Industrial Dynamics, Vol. 2, 2010).

We cannot assure you that growth of the Chinese economy will be steady, that inflation will be controllable or that any slowdown in the economy or uncontrolled inflation will not have a negative effect on our business. Several years ago, the Chinese economy experienced deflation, which may recur in the future. More recently, the Chinese government announced its intention to continuously use macroeconomic tools and regulations to slow the rate of growth of the Chinese economy, the results of which are difficult to predict. Adverse changes in the Chinese economy will likely impact the financial performance of a variety of industries in China that use or would be candidates to use our products. If such adverse changes were to occur, our customers and potential customers could reduce spending on our products and services. See “Our Business - Background of the Chinese Software Industry.”

We do not have business interruption, litigation or natural disaster insurance.

The insurance industry in China is still at an early-state of development. In particular PRC insurance companies offer limited business products. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business interruption, litigation or natural disaster may result in our business incurring substantial costs and the diversion of resources.

Any recurrence of severe acute respiratory syndrome, or SARS, pandemic avian influenza or another widespread public health problem, could adversely affect the Chinese economy as a whole, the software development industry in general and our ability to profitably provide services.

A renewed outbreak of SARS, pandemic avian influenza or another widespread public health problem in China, where we earn most of our revenues, could have a negative effect on our operations. Our operations may be affected by a number of health-related factors, including the following:

▪	quarantines or closures of some or our offices or the companies for which we provide services, which would severely disrupt our operations
▪	the sickness or death of our key officers and employees
▪	a general slowdown in the Chinese economy

The possible quarantine of our offices or the sickness or death of our key officers and employees would restrict our ability to develop our software solutions. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our markets or our ability to operate profitably.

Uncertainties with respect to the PRC legal system could adversely affect us.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with our customers.

We conduct our business primarily through PCCL, which is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. We and PCCL are considered foreign persons or foreign invested enterprises controlled by PRC citizens under PRC law. As a result, we and PCCL are subject to PRC law limitations on foreign ownership of Chinese companies. These laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.

In addition, we depend on a variety of development, purchase and service agreements in the operation of our business. Almost all of these agreements are governed by PRC law. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

The PRC government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business and other licenses and requiring actions necessary for compliance. In particular, licenses and permits issued or granted to us by relevant governmental bodies may be revoked at a later time by higher regulatory bodies. We cannot predict the effect of the interpretation of existing or new PRC laws or regulations on our businesses. We cannot assure you that our current ownership and operating structure would not be found in violation of any current or future PRC laws or regulations. As a result, we may be subject to sanctions, including fines, and could be required to restructure our operations or cease to provide certain services. Any of these or similar actions could significantly disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which could materially and adversely affect our business, financial condition and results of operations. See “Our Business - Background of the Chinese Software Industry.”

PRC laws on overseas listings of PRC businesses are uncertain and may in the future require approval from and filing with PRC government agencies.

Within the last five years, the PRC government has, on several occasions, amended its regulations relating to overseas listings of PRC businesses. Most recently, on August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Administration for Industry and Commerce, CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors. This regulation became effective on September 8, 2006 and includes provisions that purport to require offshore special purpose vehicles:

(i)	controlled directly or indirectly by PRC companies or citizens; and
(ii)	formed for the purpose of effecting an overseas listing of a PRC company to obtain the approval of CSRC prior to the completion of the overseas listing. On September 8, 2006, CSRC published procedures regarding the approval process associated with overseas listings of special purpose vehicles. There is little precedent as to how CSRC will interpret the new regulation and apply the related procedures.

We completed the formation of our offshore holding company structure prior to the implementation of the new regulation. Further, given that these new regulations are not retroactive in nature, we were not required to seek and obtain governmental approval to complete our IPO. The PRC government, however, could alter its interpretations of the regulation at any time. To the extent the PRC government alters its current practice of remaining silent regarding overseas listings of PRC businesses like ours, we may be required to seek additional government approval to complete subsequent overseas offerings in the future, and we cannot guarantee that we would obtain such approval.

The M&A Rule establishes more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rule”), which became effective on September 8, 2006. The M&A Rule establishes additional procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the PRC Ministry of Commerce be notified in advance of any change-of-control transaction and in some situations, require approval of the PRC Ministry of Commerce when a foreign investor takes control of a Chinese domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses. The M&A Rule also requires PRC Ministry of Commerce anti-trust review of any change-of-control transactions involving certain types of foreign acquirers. Complying with the requirements of the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the PRC Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise materially and adversely affect us.

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which took effect on November 1, 2005. In May 2007, SAFE issued the Notice of the State Administration of Foreign Exchange on Operating Procedures Concerning Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 106. Notice 75 and Notice 106 require PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising funds from overseas. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch, with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. If any PRC shareholder of any offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. The PRC residents who have already incorporated or gained control of offshore entities that had completed onshore investments in the PRC before Notice 75 took effect must register with the relevant local SAFE branch on or before March 31, 2006. In addition, such PRC residents are required to repatriate into the PRC all of their dividend profits or capital gains from their shareholdings in the offshore entity within 180 days of their receipt of such profits or gains. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

A number of terms and provisions in Notice 75 and Notice 106 remain unclear. Because of uncertainty over how the Notice 75 and Notice 106 will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the Notice 75 and Notice 106 by our or our parent company’s PRC resident beneficial holders. In addition, such PRC residents may not always be able to complete the necessary registration procedures required by the Notice 75 and Notice 106. We also have little control over either our present or prospective direct or indirect shareholders or the outcome of such registration procedures. A failure by our or our parent company’s PRC resident beneficial holders or future PRC resident shareholders to comply with the Notice 75 and Notice 106, if SAFE requires it, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive the majority of our revenues in Renminbi. Shortages in the availability of foreign currency may restrict the ability of our subsidiary, PCCL, to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends, if any, in foreign currencies to our shareholders.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of the Renminbi against the U.S. dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. Any significant revaluation of Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars. For example, an appreciation of Renminbi against the U.S. dollar would make any new Renminbi denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. See “Exchange Rate Information.”

Our business benefits from certain government incentives. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our tax burden and reduce our net income.

The PRC government has provided various incentives to companies in the software industry in order to encourage development of the software industry in China. PCCL currently receives rebates, business tax exemptions and government incentives in the form of reduced enterprise income tax at the applicable rate of 12.5% on taxable profits in China, as compared to the statutory rate of 25%. For revenues generated from those parts of our software solutions which are recognized by and registered with government authorities and meet government authorities’ requirements to be treated as software products, we are entitled to receive a refund of 14% on the total VAT paid at the rate of 17%. In addition, we are currently exempted from business tax for revenues generated from the development and transfer of self-made software products for clients; further, revenues from our consulting services are subject to a 5% business  tax. As a company that qualifies to issue VAT invoices, we need to maintain a certain amount of revenue taxable in the name of VAT. As such, we may have to refuse some of the tax exemption benefit in our self-made software development business and pay VAT for those parts of the revenue in order to maintain minimum VAT revenue thresholds, at a 3% tax rate. This practice may cease to apply if more of our software products is matured, recognized and registered as software products in the PRC.

In addition to the tax incentives, we are eligible for government subsidies for certain research and development projects, technology implementation projects or other projects. We receive these government incentives because PCCL operates in the software industry in China Being one of such enterprises, we were permitted to locate our headquarters at the Jinan High-tech Industrial Development Zone, where special incentives are provided, such as alocal income tax deduction and  office space free from rental charges.

The PRC government authorities may reduce or eliminate these incentives through new legislation at any time in the future.

The dividends we receive from PCCL is and our global income may be subject to PRC tax under the new PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations. In addition, our foreign corporate holders of ordinary shares may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of our ordinary shares, if we are classified as a PRC “resident enterprise.”

On March 16, 2007, the National People’s Congress of the PRC passed the PRC Enterprise Income Tax Law, which law took effect as of January 1, 2008. Under the new PRC Enterprise Income Tax Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise are subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The British Virgin Islands, where we are incorporated, does not have such a tax treaty with the PRC. We have been subject to a 10% withholding tax imposed on our dividend income received from PCCL during the year ended June 30, 2010 which has been re-invested as additional capital contribution to PCCL.

Under the new tax law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise and is subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Substantially all of our management members are based in the PRC. If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our worldwide income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the new tax law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if we are classified as a resident enterprise, the dividends we receive from PCCL may be exempted from income tax.

In addition, under the new tax law, foreign corporate holders of our ordinary shares may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ordinary shares, if such income is sourced from within the PRC. Although we are incorporated in the British Virgin Islands, it remains unclear whether the dividends payable by us or the gains our foreign corporate holders may realize will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax may reduce the return on an investment in our ordinary shares by a foreign corporation.

Changes in China’s political and economic policies could harm our business.

China’s economy has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development of China, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD. These differences include:

▪	economic structure
▪	level of government involvement in the economy

▪	level of development
▪	level of capital reinvestment
▪	control of foreign exchange

▪	methods of allocating resources
▪	balance of payments position

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries. See “Our Business - Background of the Chinese Software Industry.”

Since 1979, the Chinese government has promulgated many new laws and regulations covering general economic matters. Despite this activity to develop a legal system, China’s system of laws is not yet complete. Even where adequate law exists in China, enforcement of existing laws or contracts based on existing law may be uncertain or sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The relative inexperience of China’s judiciary, in many cases, creates additional uncertainty as to the outcome of any litigation. In addition, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. Our activities in China will also be subject to administration review and approval by various national and local agencies of China’s government. Because of the changes occurring in China’s legal and regulatory structure, we may not be able to secure the requisite governmental approval for our activities. Although we have obtained all required governmental approval to operate our business as currently conducted, to the extent we are unable to maintain required governmental approvals, the Chinese government may, in its sole discretion, prohibit us from conducting our business. See “Our Business - Background of the Chinese Software Industry.”

The Chinese government could change its policies toward private enterprise or even nationalize or expropriate private enterprises, which could result in the total or material loss of our investment in that country.

Our business may be adversely affected by political, economic and social developments in China. Over the past thirty years, the Chinese government has continuously pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. In addition, the PRC constitution currently provides protections for the private ownership of property. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time with little, if any, prior notice.

Changes in policies, laws and regulations or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to shareholders, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business. Nationalization or expropriation could even result in the total or material loss of our investment in China and in the total or material loss of your investment in us.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our IPO offering to make loans or additional capital contributions to our PRC operating subsidiary, PCCL, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

As an offshore holding company of PCCL, we may make loans to PCCL, or make additional capital contributions to PCCL or invest in and control another company in the PRC. Any loans to PCCL are subject to PRC regulations. For example, loans by us to PCCL, which is a foreign-invested enterprise, to finance its activities cannot exceed statutory limits and must be registered with China’s State Administration of Foreign Exchange (“SAFE”).

We may also decide to finance PCCL by means of increasing our capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to PCCL. Approvals from the PRC Ministry of Commerce or its local counterpart and other governmental agencies are needed for establishing some other enterprises in the PRC or acquiring a controlling interest in other PRC enterprises. If we fail to receive such approvals, our ability to use the proceeds of our IPO  and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

We rely on dividends paid by PCCL for our cash needs.

We rely on dividends paid by our PRC subsidiary, PCCL, for our cash needs, to service any debt we may incur and to pay our operating expenses. Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. Our company registered in the British Virgin Islands is reported to PRC authorities as a special purpose vehicle for financing. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. PCCL is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its compulsory reserves fund until the accumulative amount of such reserves reaches 50% of its registered capital. Although PCCL has established this reserve, the reserve is not distributable as cash dividends. If for any reason, the dividends from PCCL cannot be repatriated to us or not in time, then it may detrimentally affect our cash flow and even cause us to become insolvent.

Risks Relating to Our Common Stock and Requirement as a U.S. Public Company

The market price of our common stock is volatile, leading to the possibility of its value being depressed at a time when you want to sell your holdings.

Our common stock is listed on The NASDAQ Capital Market under the symbol “PSOF.” The market price of our common stock is volatile, and this volatility may continue. During the period between June 30, 2009 and June 30, 2010, the closing bid price of our common stock on the NASDAQ Capital Market ranged between $3.50 and $7.50.  Numerous factors, many of which are beyond our control, may cause the market price of our common stock to fluctuate significantly. These factors include:

           •           announcement of our earnings and actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;
           •           announcement of major contracts with customers;
           •           changes in financial estimates by us or by any securities analysts who might cover our stock;
           •           significant developments relating to our relationships with our customers;
           •           announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;
           •           speculation about our business in the press or the investment community;
           •           customer demand for our products and services;
           •           investor perceptions of the software industry in general and our company in particular;
           •           the operating and stock performance of comparable companies;
           •           general economic conditions and trends;
           •           major catastrophic events;
           •           stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in the similar industries;
           •           changes in accounting standards, policies, guidance, interpretation or principles;
           •           loss of external funding sources;
           •           sales of our common stock, including sales by our directors, officers or significant stockholders; and
           •           additions or departures of key personnel.

One stockholder, Timesway Group Limited, which is controlled by our Chairman Mr. Hugh Wang and our Chief Executive Officer Mr. Guoqiang Lin, exercises significant control over matters requiring shareholder approval.

Our Chairman of the Board Hugh Wang and Chief Executive Officer Guoqiang Lin are controlling persons of Timesway Group Limited (“Timesway”), which has voting power as of June 30, 2010 equal to approximately 63% of our voting securities. As a result, Mr. Wang and Mr. Lin, through such stock ownership, exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.  This concentration of ownership in Mr. Wang and Mr. Lin may also have the effect of delaying or preventing a change in control or other significant corporate transactions that may otherwise be viewed as beneficial by shareholders other than Mr. Wang and Mr. Lin.

We may be required to raise additional capital by issuing new securities with terms or rights superior to those of our shares of common stock, which could adversely affect the market price of our shares of common stock.

We may require additional financing to fund future operations, develop and exploit existing and new markets and to support our growth strategy.  We may not be able to obtain financing on favorable terms, if at all. If we raise additional funds by issuing equity securities, the ownership of our current shareholders may be diluted, and the holders of the new equity securities may have rights superior to those of the holders of shares of common stock, which could adversely affect the market price and the voting power of shares of our common stock. If we raise additional funds by issuing debt securities, the holders of these debt securities would similarly have rights senior to those of the holders of shares of common stock, and the terms of these debt securities could impose restrictions on our operations and create a significant expense for us to service such debt.

We may incur significant costs to ensure compliance with U.S. corporate governance and accounting requirements.

We may incur significant costs associated with our public company reporting requirements and compliance with applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as amended, and other rules implemented by the SEC and requirements in connection with the listing of our common stock on The NASDAQ Capital Market. We expect all of these applicable rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect that these applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers.

Our officers and directors have limited experience with the regulatory requirements for U.S. public companies, which could impair our ability to satisfy public company filing requirements and could increase our securities compliance costs.

All of our officers and most of our directors do not have any prior experience as officers and directors of a U.S. publicly traded company, or in complying with the regulatory requirements applicable to a U.S. public company. As a result, we could have difficulty satisfying the regulatory requirements applicable to U.S. public companies, which could adversely affect the market for our common stock. At present, we rely upon outside experts to advise us on matters relating to financial accounting and public company reporting. While we believe that it will be possible to satisfy our public company reporting requirements through the use of third party experts, our general and administrative costs will remain higher until we have developed or acquired internal expertise in these matters.

Our classified board structure may prevent a change in our control.

Our board of directors is divided into three classes of directors.  The current term of the directors will expire in 2011, 2012 and 2013.  Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year one class of directors is elected by the shareholders.  The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interests of the shareholders.  See “Management- Board of Directors and Board Committees.”

ITEM 4. INFORMATION ON THE COMPANY

A.           History and Development of the Company

Pansoft (China) Co., Ltd. (“PCCL”) (formerly known as Pansoft (Jinan) Co., Ltd.), our operating subsidiary, was established as a domestic company in the People’s Republic of China in September 2001 and has been focused on software development and system integration since its foundation. On September 28, 2001, we were incorporated as an offshore company in the British Virgin Islands.  At that time, our company was known as “Time Maker Limited.”  On March 8, 2006, we renamed Time Maker Limited to Pansoft Company Limited.  Following receipt of approval from the Administrative Commission of the Jinan High-Tech Industry Development Zone in Chian and registration with the Jinan Administration for Industry and Commerce in 2006, we acquired all outstanding shares of PCCL. At the time of such acquisition, PCCL was converted into and recognized as a foreign investment enterprise in accordance with applicable Chinese law.

We were automatically re-registered as a British Virgin Islands business company under the BVI Business Companies Act, 2004 (as amended) (the “Companies Law”) on January 1, 2007. On June 13, 2007, we received the approval of the Administrative Commission of the Jinan High-Tech Industry Development Zone to increase the registered capital of PCCL from RMB 4,200,000 to RMB 15,000,000, (which was later increased to RMB 67,000,000 ). In September 2007, our company and Timesway filed appropriate documentation with the Shandong Bureau of SAFE to qualify as special purpose vehicles.

On September 8, 2008, we completed an initial public offering (“IPO”) of 1,200,000 shares of our common stock at $7.00 per share. Our shares began trading on NASDAQ Capital Market the next day.

In December 2008, we established our Hong Kong operation as a subsidiary of PCCL. Since the IPO, we have adopted a long-term business strategy to expand our corporate size and operations. Under this strategy, in June 2010 we acquired Beijing ITLamp Technology Company Limited (“ITLamp”) as a wholly-owned subsidiary of PCCL, which provides us with direct access to the companies operating in Tarim Oilfield, potentially one of the most productive oil fields in China, and enhances our presence and sales in the oil field markets. Similarly, recently we have committed to new investment projects in an E-Commerce platform for new housing industry and outsourcing services aimed at large Japanese companies.

In June 2010, we changed the name of Pansoft (Jinan) Co., Ltd. to Pansoft (China) Co., Ltd. and increased the registered capital of PCCL from RMB 67,000,000 to RMB 100,000.000.

B.           Business Overview

Our Company

Pansoft is a leading ERP software solutions and services provider for the oil and gas industry in China. Our ERP software provides comprehensive solutions to various business operations including accounting, order processing, shipping, invoicing, inventory control and customer relationship management. We provide solutions for our clients’ application software systems, including system integration and legacy software expansion and integration, including SAP, Oracle and banking systems. We also provide solutions for our clients’ specific needs, addressing their management issues, and sell ready-to-use software subsystems and components. We provide training, maintenance and execution service for our clients, such as SAP execution. We have developed customized ERP software systems for Sinopec and PetroChina and their parents and subsidiaries, large oil companies formed when the Chinese government decided to decentralize the oil industry in China.

We expect, over time, to provide customized ERP software solutions to a wider variety of industries, including, but not limited to the energy, coal mining, power, and other industries with large businesses in dominant positions. We are also entering B2B+B2C e-commerce for housing and outsourcing service markets. Our software solutions business is enhanced and supported by our consulting services and ongoing maintenance of existing software installations.

Background of the Chinese Software Industry

The Chinese government began to focus upon technology and science shortly after the formation of the PRC. From 1949 to 1978, the Chinese government directly controlled all research, development and engineering activities through the State Development Planning Commission and the State Science and Technology Commission. In the 1980s, the Chinese government began to implement market-oriented economic reforms designed to improve the Chinese science and technology industry. During this period, China also reduced the central government’s control over the operation of research oriented businesses. In the late 1980s, the Chinese government authorized the operation of the first Chinese software companies. In the 1990s, Chinese policymakers again attempted to enhance the development of Chinese high technology businesses by experimenting with the additional reduction of governmental control while also providing new forms of ownership for these businesses. In addition, in 1992, the Chinese government liberalized market access by adopting policies that favored foreign investment in high technology businesses. By the end of the 1990s, the Chinese government had abandoned most of its control over many high technology businesses and adopted a progressive tax structure designed to further encourage the financial development of these businesses. These policies positively impacted the development of Chinese software businesses. Today, the Chinese software industry continues to grow at a rapid pace. The Chinese software industry reached RMB 951 billion in 2009, an increase of 25.6% from 2008, in which,the software service sector enjoyed the highest growth rate, 31.4%. It is expected that overall software sales will maintain a 25% growth rate in 2010 as projected by China Software Industrial Association (Software Industrial Dynamics, Vol. 2, 2010). We believe that we are well positioned in this sector, serving high--end clients’ sophisticated business operational requirements.

Pansoft Solutions – Oil and Gas Industry

Our most important line of service, from an economic perspective, is that we provide ERP solutions for Chinese oil and gas companies. While this category currently provides substantially all of our revenues, we anticipate that, over time, this category will provide approximately 70% of our revenues. We began providing these services in 2001 and currently provide these services to Sinopec and PetroChina, two large oil companies formed when the Chinese government decided to decentralize the oil industry in China. These ERP services for the oil and gas industry focus on providing our customers with a fully centralized financial and accounting system. In addition, we have begun to provide services for our customers’ other business units, including planning, statistics, process control, business intelligence and equipment management. Some of the projects we have provided for our oil and gas company clients include the following:

PanFMIS centralized financial and accounting system. We developed extension software integrating with our customer’s SAP R3 system to assist the client in gaining control over thousands of Responsibility Centers within the company, thereby consolidating accounting company-wide.

PanCRM Petrol Station Customer Relationship Management system. We developed an extension application integrating with our customers’ MasterCard system. This system provides more diversified customer relationship information services to the customer, which include all of the customer’s key purchase behavior information. We anticipate that the system will soon be integrated with the VISA card system.

PanPlanning Information System for China Oil planning and statistics system. We developed an extension based on our customer’s Oracle Database software to realize the customer’s planning and statistics functions. Part of the information can be collected from the customer’s SAP software. We have completed the trial program and anticipate being able to commercialize this product within the next few years.

PanBI data warehouse intelligent management and reporting platform. We developed an extension based on Oracle DBMS, which can be integrated with our customer’s SAP and other application software to serve as the basic warehouse and reporting platform for all of the information

One of the challenges in providing these services when we began was that our customers in the oil and gas industry tended to be large and compartmentalized, with numerous subsidiaries that maintained separate books within the same company. Our goal has been to allow the integration of the various business units within a company so that its finances are consolidated and we have accomplished a centralized accounting system for our oil/gas clients to consolidate thousands of subsidiaries’ books into one platform and enable trillions of RMB internal transactions to be reconciled, saving billions in RMB transaction and financial costs. Because we cooperated with our clients in developing the ERP software, we believe that these solutions have been adopted by our customers and meet their current needs.

Maintenance Services
Following the installation of our software solutions, clients will typically require ongoing maintenance support to ensure the efficient operation of their system. These services are designed to assist our customers with integration issues and to respond to questions that may arise. These services include:

▪	database operation maintenance, space management, data migration and database tune-ups
▪	system servicing, device management, system updating and version control

▪	application servicing, debugging, real-time servicing, and application of interfaces with other business systems
▪	call center services

▪	training in ongoing system operation

Our license contracts generally include maintenance services for the term of the applicable license.

Research and Development

Most of our projects conducted for our clients are in the nature of software system development, which is the critical competence our clients requested.  Therefore, we focused on our research and development team on improving the quality of our services.  As of June 30, 2010, our research and development team consisted of 300 experienced developers and programmers. In addition, some of our support employees regularly participate in our research and development programs.

Sales and Marketing

Our new business was developed under our direct marketing and sale strategy. As we continued to solidify our business relationship with these companies, we did not require extensive marketing efforts and did not incur the costs associated therewith. We plan to expand our business beyond the Chinese oil and gas industry in the near future and established a team of sales and marketing professionals at the end of calendar year 2008, which is dedicated to seeking new clients, projects and markets as a part of our corporate business expansion strategy.  Consequently, in order to increase the scope of our client base over the next several years successfully, we have experienced substantial increase in our selling expenses as a percentage of revenue due to our expanded marketing efforts, and we expect such increase to continue.  We have began to see some positive results from these activitiesduring the fiscal year ended June 30, 2010 and expect to see this trend continue during the next fiscal year. However, our marketing efforts will require a period of time before resulting in substantial additional sales.

Our Strengths

We believe we have developed a number of strengths since our inception, by virtue of entering into China’s petroleum industry as a software developer during the industry’s formative years. In particular, we believe we have the following strengths:

Strong core clients. We currently provide services to some of China’s largest corporations, including PetroChina, Sinopec and their parents and subsidiaries. We believe that these clients, by virtue of their sophistication and demands, improve the products and services we ultimately develop for them.

Software integration capability. Our team has extensive hands-on experience working with well-known internationally branded software packages such as SAP, SAP tool-ABAR, Oracle package, bank software systems and other legacy software frequently used by Chinese customers and has developed various interfaces and database transformation systems to integrate distinct systems into a single workable platform, as well as developing extended systems, to satisfy our clients’ comprehensive or particular needs.

Software compatibility improvement capability. Our software integration strategy is not simply to add on different software packages to a platform; instead, we seek to improve existing or standard software systems and make them compatible with our clients’ operation features in different industries. In order to do so, we believe it is important to understand the various legacy software systems thoroughly and also to be proficient in various operating systems (Unix, Linux and Windows), frameworks (J2EE, Microsoft.net), database management systems (Oracle, Sybase, SQL Server, DB2) and network middleware (Websphere). We have developed expertise in these disparate areas and believe that such experience provides a competitive advantage to us as well as a base for our future business expansion.

Functionality expansion capability. In our software improvement process, new and unique functions are developed and built into our new platform or applications in accordance with clients’ requirements.

On-demand business process reengineering capability. Based on strong domain knowledge and industrial expertise, our team can analyze our clients’ demand or requirements effectively and reengineer business process with thorough comprehension of the business nature and operational details.

Dedicated support, training, maintenance and execution client services. We believe that our expertise across multiple software packages to develop custom solutions for our clients allows us to provide critical technical support, training, maintenance and execution services to our clients. As of June 30, 2010, over 320 of our 370 employees, including 50 engineers with more than 8 years of experiences in the industry, were involved either in research and development or technical support, which we believe enhances our ability to meet our clients’ support, training, maintenance and software execution needs.

Accumulated solutions and Pan series of packages, components, and integration/quick- development tools. We believe our experience in assisting large business operations in the oil and gas sector translates well to other industries. We believe our self-developed packages, components and development tools allow us to provide efficient sophisticated software integration for our clients. Our Pan series tools and components include the following:

PanBI: A platform of business data analysis, model building, statements processing and data storage building. Business decision can be improved and made in timely manner based on accurate data and comprehensive analysis with built-in functions of data collection, data mining and analysis in this system.

PanXI: Database management platform derived from “Pansoft General Financial Interface System” to convert business operational data to accounting systems and generate financial documents. PanXI Version 1.0 expanded the functions to form a platform for data exchange, data extraction, clearance transformation and loading (ETL), operating with various data sources and conversion of codes.

PanMM: A supply chain management software for large enterprise, with functions of project management, procurement management, budget management, settlement management, inventory management and etc. especially for high-level professional management and complex procurement process. It is developed to support Oracle, Sybase ASE or Microsoft SQL, and simultaneously enhances the integration of other components and interface with the financial software via PanXI.

PanSchema: An efficient developing platform based on MDA (Model Driven Architecture) technology and focused on management information products. PanSchema provides SOA (Service Oriented Architecture) components with the ability to establish the models for the components and then to generate the code automatically. Meanwhile, many embedded ERP business components and complete ERP software sets for different industries have been integrated into the platform. We believe PanSchema will significantly enhance our development capability, improve our software quality and reduce development costs.

Our Strategies

We believe that we have developed a set of strategies that would enable us to grow our business, provide better services to our customers and improve our financial performances.  These strategies include:

Positioning Our Company in the Market

We intend to focus on local development and services integrated with legacy systems, including SAP, Oracle and banking systems, to satisfy the demands and particular requirements of large and multiple-business operation firms, especially in China’s state-owned business sector. Instead of competing directly with large firms like SAP and Oracle or attempting to provide equivalent software to the software provided by smaller Chinese firms, we intend to establish our market position in the following ways:

    Client orientation: We focus on larger business users with centralized management requirements to cover multiple operations over many locations. These clients can usually allocate sufficient funding for software system integration and development. Moreover, we aim establishing long term business relationship with our clients. Our persistent commitment to serving large clients will lead us to the position of their IT partner contributing to establish their competitive edge over others and to expand their business under the strategies with IT technology

    Application and technology orientation: We develop new applications and software system by integrating SAP, Oracle and other legacy systems and improving their compatibility to be adapted into local business environment and business practice in China.

    Service orientation: For our larger clients, we serve on-demand and customized software solutions to re-engineer business operation process in a sophisticated structure, rather than standard software packages.

    Compatible/complementary orientation: We develop solutions for clients to make standard or international software packages adapted to their legacy systems and database, rather than developing brand-new solutions to exclude the legacy systems. Although some of our software may be “stand-alone” software, we generally position our solutions and applications as complementary to Oracle and SAP software, rather than as replacements for such software.

    Growing and Expanding our Business

            Acquisition and Strategic Transactions.  While we continue our efforts to grow our businesses in the oil and energy industries and to further enhance our strength and position in this market, we have aggressively targeted software service businesses with in-depth industrial expertise and solid client base operating in different industries as part of our corporate expansion strategy.  During the past fiscal year, we have executed this strategy by completing several acquisition and investment projects, as described in more details below under “Recent Accomplishments in Corporate Expansion.”

           Expanding industrial clientele for Financial Management Information System (“PanFMIS”) application.  We developed PanFMIS beginning in August 2006 for one of our larger customers. Currently, this customer and its 2000 subsidiaries use PanFMIS to support its accounting operations. PanFMIS currently satisfies the requirement of China’s new GAAP as well as U.S. GAAP. We are expanding PanFMIS’ application to other corporate users in the energy industry by taking advantage of similarities of business operations among the corporations in the industry.

           Expanding to other industry sectors. We intend to expand our applications to large firms in other industries, including coal mining, thermal power, new housing market and outsourcing services and other markets or section that could benefit from our strength of on-demand software development and integration experience, domain knowledge and accumulated modules, components and tools.

           Expanding the application fields. We intend to expand our software system application field from accounting systems to, among other areas, financial management systems, resource planning systems, internal control systems, and risk management systems for clients that are searching for a centralized and integrated model.

           Expanding to international market. Following the trend of international expansion by some of our large Chinese clients, such as PetroChina and Sinopec, we intend to expand our applications and systems for use in our clients’ offshore operations. We believe that this organic growth may also allow us to compete in regional overseas markets  once our software is adapted for use in these regions.  We have established our Hong Kong subsidiary in December 2008, which serves our major clients’ overseas projects and represents an initial step to expand our market base internationally.

           Expanding to subsidiary application users. We expect to expand our applications, especially our FMIS system, from headquarter users to subsidiary users at a variety of levels in the company organizational structure by continuing to develop our relationships within our customers’ various corporate levels.

Recent Accomplishments in Corporate Expansion.

New acquisitions to step into new industries. During the past fiscal year, we have acquired several businesses in new industries as part of our corporate expansion strategy.  On June 3, 2010, we acquired 100% equity of ITLamp, a solution and service provider servicing oil companies in the Tarim oilfield.  The transaction provides us with direct access to the companies operating in Tarim Oilfield, potentially one of the most productive oil fields in China, and enhances our presence and sales in the oil field market.  The transaction was valued at approximately $3.33 million, 57% (approximately $1.91million ) of which was paid in cash and the balance will be paid in such number of shares of restricted stock of the Company having a total value of approximately $1.9 million based on our stock’s average closing price in the 10 days prior to December 31, 2010, if certain conditions are met. The restricted stock has a three-year vesting period from the date of share issuance.  In addition, we recently paid a deposit of approximately $1.3 million to acquire a 55% stake in Shandong HongAo Power Technology Limited (HongAo), a comprehensive technology solution and service provider that has a solid base of thermal power-plant clients and creates turnkey solutions for them.  HongAo will serve as our access point to sell our system solutions and service to the thermo energy industry.  The acquisition of HongAo is not yet completed as of the date of this report.

New business development department. We established a new business department focusing on the development of solutions for coal mining industry and have signed several contracts with major coal mines, which account for a substantial portion of China’s power supply market.

New investment for new revenue sources. We recently announced a collaboration with an institution of the Jinan municipal government, where we took solid steps to enter the E-commerce market in China. Under this collaboration agreement, we will invest a total of RMB 15 million (approximately $2.2 million) over three years for a 70% stake in a subsidiary to develop and operate the CSI Products E-commerce Platform to facilitate potentially multi-billion RMB transactions for pre-manufactured apartments.  These apartments will be incorporated into skeleton structures of buildings (called China Skeleton Infilling or CSI), which may account for up to 20% of the new housing market in China based on a projection made by the housing authority in Jinan, China.  On August 23, 2010, we announced a cooperation with two Japanese firms, Management Information Center Co., Ltd. and Seven Colors Corporation, to set up a joint venture to engage in a contractual relationship with Sharp Business Software Development Center, a unit of Sharp Corporation (“Sharp”), to conduct outsourced mobile-phone software testing. Under this agreement, we will invest a total of RMB 18 million ($2.7 million) for an 80% stake in this joint venture to establish a testing center in Jinan to service Sharp’s orders.  This joint venture will provide us a direct access to the outsourcing markets focusing on serving Japanese clients.

Customers

Our major customers are some of China’s largest oil and petroleum companies, Sinopec, China National Petroleum Corporation (CNPC, a subsidiary of PetroChina) and PetroChina and their subsidiaries. These companies together with their subsidiaries accounted for about 91% of our revenues for fiscal year ended June 30, 2010.

PetroChina.PetroChina is China’s largest integrated oil and gas company and it ranked 10th in Fortune’s Global 500 in 2010.  Petro China and its subsidiaries (including CNPC) accounted for approximately for 40% and 38% of our total revenue in the year ended June 30, 2010 and the six months ended June 30, 2009, respectively.

Sinopec. Sinopec is the second largest petroleum company in China. Sinopec’s business includes oil and gas exploration, refining, and marketing; production and sales of petrochemicals, chemical fibers, chemical fertilizers, and other chemical products; storage and pipeline transportation of crude oil and natural gas; import and export of crude oil, natural gas, refined oil products, petrochemicals, and other chemicals. In 2010, it was ranked 7th in Fortune’s Global 500. Sinopec and its subsidiaries accounted for approximately 51% and 54% of our revenues in fiscal year ended June 30, 2010 and the six months ended June 30, 2009, respectively.

Competition

We believe our competitors generally fall into three categories: (i) large, often international, ERP software providers; (ii) smaller, Chinese centered ERP software providers; and (ii) the in-house information technology departments of potential clients.

Large ERP Providers

The ERP software industry internationally is dominated by a small number of large companies, including SAP, IBM, Accenture, Sun, Oracle and Microsoft. In addition, China has several large, general purpose ERP companies, such as Kingdee and UFIDA. To date, Chinese companies like UFIDA and Kingdee have enjoyed success due in large part to early entrance into the market and an ability to charge less for services than international ERP providers typically charge.

At present, we are not aware that these large Chinese ERP providers have focused on developing ERP solutions tailored to our larger customers and integrating the legacy systems of these users, including, in particular Chinese oil companies, that are our primary clients. By virtue of the size of their companies and the number of clients they serve, however, these large ERP providers may be able to develop software with greater functionality than our software currently provides. Additionally, these companies may have developed similar software to what we provide for use in the oil industry generally and may be able to adapt the software for use in China. Further, these large companies have significantly greater resources than we do, and the resources required to develop software with similar functionality to our software would likely represent a much smaller percentage of their revenues. To the extent such large ERP providers have or obtain the expertise necessary to provide ERP solutions to companies in China’s oil industry and make a concerted effort to do so, they may harm our market share in this area.

Smaller ERP Providers

Where the large ERP providers have typically focused on developing robust ERP packages for use in a variety of industries, a number of smaller Chinese companies have focused on developing tailored ERP software for use within a given company, industry or market segment. To our knowledge, none of these smaller ERP providers has developed software equivalent to what we provide for use in China’s oil industry.

While larger, and especially international, ERP providers have tended to compete on the basis of the robustness of their ERP packages, smaller ERP providers have generally competed based on the price and ease-of-use of their products. To the extent an ERP provider is successful in developing functionally equivalent software to what we provide and offers such software for a significantly lower price than we charge, it may have a negative effect on our market share.

In-House Information Technology Departments

While it is still uncommon for even the largest Chinese companies to develop their own ERP solutions in-house, we consider the in-house information technology departments of large clients to be potential competitors for our company. If, for example, one of our largest clients decided to develop its own ERP solutions, we would be at risk for losing the entire account. The likelihood of one of our clients deciding to develop its own ERP software is impossible for us to assess or for us to prevent in the event such a client makes the decision to do so. As a result, we try to maintain strong relationships with our clients in general, and our largest clients in particular, so that we remain apprised of their satisfaction with the services we provide and the prices we charge. While such satisfaction is not a guarantee that a given client will continue to use our software rather than developing its own software, we believe that a satisfied customer is more likely to continue to use our software than to develop its own.

Regulations

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of software businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue, effective as of December 11, 2007 (the “Catalogue”). The Catalogue classifies the various industries into four categories: encouraged, permitted, restricted and prohibited. As confirmed by the government authorities, PCCL, our operating subsidiary, is engaged in an encouraged industry. PCCL is, accordingly, entitled to preferential treatment granted by the PRC government authorities, such as exemption from tariffs on equipment imported for its own use.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended, and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loan, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

The dividends paid by the subsidiary to its shareholder are deemed shareholder income and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.

Dividend Distribution. The principal regulations governing the distribution of dividends by foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended, and the Administrative Rules under the Foreign Investment Enterprise Law (2001).

Under these regulations, foreign investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Notice 75. On October 21, 2005, SAFE issued Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

PRC residents who control our company are required to register with SAFE in connection with their investments in us. Such individuals completed this registration in 2007. If we use our equity interest to purchase the assets or equity interest of a PRC company owned by PRC residents in the future, such PRC residents will be subject to the registration procedures described in Notice 75.

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Based on our understanding of the current PRC laws and regulations:

CSRC currently has not issued any definitive rule or interpretation concerning whether our overseas listing is subject to this new procedure; and
In spite of the above, given that we have completed our restructuring and established an offshore holding structure before September 8, 2006, the effective date of the new regulation, and given that this regulation is not retroactive, it does not require that an application be submitted to CSRC for its approval of the listing and trading of our common shares on the NASDAQ Capital Market, unless we are clearly required to do so by future CSRC rules or interpretations.

Intellectual Property Rights

Trademark

The PRC Trademark Law, adopted in 1982 and revised in 2001, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce (“SAIC”), handles trademark registrations and grants trademark registrations for a term of ten years.

Software and Systems Integration Industries
China’s State Council and a number of ministries and agencies issued a series of rules and regulations aimed at stimulating the growth of the software and systems integration industries in China. The principal regulations governing the software and systems integration industries include:
Interim Administration Measures for Qualification of Systems Integration of Computer Information (1999)
Certification Standards and Administration Measures of Software Enterprises (2000)
Interim Appraisal Condition for Qualification Grade of Systems Integration of Computer Information (2000)
Certain Policies for Encouraging Development of the Software Industry and Integrated Circuits Industry (2000)
Software Products Administration Measures (2000)
Interim Administration Measures for Qualification of Systems Integration of Computer Information Concerning State Secrets (2001)
Administrative Measures on Verification of Key Software Enterprises within the State Plan (2005)

Under these regulations, except for software developed for self-use, software products developed in China are subject to a registration system administered by the MII and its local branches or agencies empowered by it. This registration system requires software developers to obtain registration certificates for their software products. A software product cannot be sold in China without such registration.

Companies in China engaged in systems integration are required to obtain qualification certificates from MII. Companies planning to set up computer information systems are required to engage only systems integration companies with appropriate qualification certificates. The qualification certificate is subject to bi-annual review and is renewable every four years.

The Qualification Certificate for Integration of Computer Information Systems concerning State Secrets granted by the State Secrecy Bureau will be required for a company to engage in computer systems integration activities involving state secrets. In principle, the State Secrecy Bureau will only issue special qualification certificate to Chinese domestic companies. Foreign invested companies, including Sino-foreign joint ventures and wholly foreign-owned enterprises, are generally not allowed to engage in any computer systems integration activities that involve state secrets.

We generally register our software solutions and have obtained or are in the process of obtaining from MII or other regulatory agencies all the certificates, permits or licenses necessary for conducting our business.

Tax

Income Tax

We are exempt from all provisions of the Income Tax Act of the British Virgin Islands, including with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by or to persons who are not resident in the British Virgin Islands. Capital gains realized with respect to any of our shares, debt obligations or other securities by persons who are not resident in the British Virgin Islands are also exempt from all provisions of the Income Tax Act of the British Virgin Islands. No estate, inheritance tax succession or gift tax rate, duty, levy or other charge is payable by persons who are not resident in the British Virgin Islands with respect to any of our shares, debt obligations, or other securities. No stamp duty is payable in the British Virgin Islands in relation to a transfer of shares in a British Virgin Islands Business Company.

According to the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, as further clarified by subsequent tax regulations implementing the EIT Law, foreign−invested enterprises and domestic enterprises are subject to enterprise income tax, or EIT, at a uniform rate of 25%. The EIT rate of enterprises established before March 16, 2007 that were eligible for preferential tax rates according to then effective tax laws and regulations will gradually transition to the uniform 25% EIT rate by January 1, 2013, the latest. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the EIT Law if they qualify as high and new technology enterprises strongly supported by the state (HNTE), subject to certain general factors described in the EIT Law and the related regulations.

As a result, if PCCL qualifies as a HNTE, it will continue to benefit from a preferential tax rate of 15%. If PCCL fails to meet the definition of HNTE for any reason and fails to qualify for any other preferential tax treatment, its applicable tax rate will gradually increase to the unified tax rate of 25%. PCCL currently pays at the unified rate. Although our statutory rate was 25% in calendar years 2008-2010, we have benefitted from a further 50% reduction from calendar year 2008 through 2010, which results in an effective tax rate of 12.5%. Any increase in our effective tax rate as a result of the above may adversely affect our operating results.

On March 16, 2007, the National People’s Congress of the PRC passed the PRC Enterprise Income Tax Law, which law took effect as of January 1, 2008. Under the new PRC Enterprise Income Tax Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise are subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The British Virgin Islands, where we are incorporated, does not have such a tax treaty with the PRC. We have been subject to a 10% withholding tax imposed on our dividend income received from PCCL during the year ended June 30, 2010 which has been re-invested as additional capital contribution to PCCL.

Value-added Tax

Pursuant to the Provisional Regulation of China on Value-Added Tax and its implementing rules, issued in December 1993 and revised in November 2008, all entities and individuals that are engaged in the businesses of sales of goods, provision of repair and placement services and importation of goods into China are generally subject to a value-added tax (“VAT”) at a rate of 17% (with the exception of certain goods which are subject to a rate of 13%) of the gross sales proceeds received, less any VAT already paid or borne by the taxpayer on the goods or services purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds. However, pursuant to Certain Policies for Encouraging Software Industry and Integrated Circuits Industry issued in 2000, an enterprise classified as a “software enterprise” will be entitled to a rebate of its net VAT liability to the extent that it exceeds 3% of the actual VAT burden relating to self-made software product sales (excluding export sales). Such refund will not be treated as taxable income and must be used for funding its software research and development and the expansion of its production capacity. According to the Notice on Certain Policies Related to Value Added Tax, issued in November 2005, an entity that develops software products on commission may be entitled to an exemption of VAT if, according to the contractual arrangement, the copyright of the products developed by it shall be owned by the commissioning party or jointly owned by the developer and commissioning party.

Business Tax

Companies in China are generally subject to business tax and related surcharges at a rate of 3% - 5% for most sectors on revenue generated from providing services and revenue generated from the transfer of intangibles such as copyrights. However, qualified technology companies may apply for an exemption from business tax for revenues generated from technology development, transfer or related consulting services.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may make an equity investment in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, all as amended from time to time, and their respective implementing rules; the Tentative Provisions on the Foreign Exchange Registration Administration of Foreign-Invested Enterprise; and the Notice on Certain Matters Relating to the Change of Registered Capital of Foreign-Invested Enterprises.

Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC and SAFE.

Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purposes, which are subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange.

Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be borrowed by such PRC subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries, both of which are subject to the governmental approval. This regulation will limit the total amount of debt raising from overseas for an FIE and possibly impact our future overseas borrowing capability if such a need arises from our future business expansion.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. Currently we are not aware of any such legal proceedings or claims that we believe will have a material adverse affect on our business, financial condition or operating results.

C.           Organizational Structure

PCCL, our operating subsidiary, was established as a domestic company in the People’s Republic of China in September 2001.  On September 28, 2001, we were incorporated as an offshore company in the British Virgin Islands.  At that time, our company was known as “Time Maker Limited.”  Following (a) receipt of approval from the Administrative Commission of the Jinan High-Tech Industry Development Zone and (b) registration with the Jinan Administration for Industry and Commerce in 2006, we acquired all outstanding shares of PCCL for an aggregate purchase price of $396,000.  At the time of such acquisition, PCCL was converted into and recognized as a foreign investment enterprise in accordance with applicable Chinese law.  Our sole shareholder at the time of the creation of our holding company structure was Mr. Conrad Tsang Kwong Yue.  We effected payment of the requisite consideration on June 29, 2006.  Subsequent to the acquisition of PCCL, we renamed Time Maker Limited as Pansoft Company Limited.

On June 13, 2007, we received the approval of the Administrative Commission of the Jinan High-Tech Industry Development Zone to increase the registered capital of PCCL from RMB4,200,000 to RMB15,000,000.  On July 10, 2007, Mr. Yue transferred all of his shares in our company to (a) Baring Asia II Holdings Limited, an affiliate of Barings Bank (“Baring”) and (b) Timesway Group Limited, a British Virgin Islands limited company formed on July 31, 2001 by Mr. Wang, our Chairman (“Timesway”).  In September 2007, our company and Timesway filed appropriate documentation with the Shandong Bureau of SAFE to qualify as special purpose vehicles.  At this time, the shares in Timesway were declared to be beneficially owned by Mr. Wang in trust for 66 key employees of PCCL, including himself.  As of the date of this report, Mr. Wang owns 17.5% of Timesway.  Effective April 2008, Baring transferred its shares in our company to OBIC Business Consultants Co., Ltd. (“OBC”) and Mr. Shigefumi Wada, Chairman of OBC.

After receiving the proceeds resulted from the completion of our initial public offer in September 2008, we received the approval of the Administrative Commission of the Jinan High-Tech Industry Development Zone to increase the registered capital of PCCL from RMB15,000,000 to RMB 67,000,000.

We have established a subsidiary in Hong Kong at the end of 2008 to serve our clients’ overseas operations. In June 2010 we acquired ITLamp to serve the local oil field market.

In June 2010, we changed the name of Pansoft (Jinan) Co., Ltd. to Pansoft (China) Co., Ltd. and increased the registered capital of PCCL from RMB 67,000,000 to RMB 100,000.000.

Our ownership structure as of September 30, 2010  is as follows, assuming no exercise of options that are authorized under our stock incentive plan.

D.  Property, Plant and Equipment

We currently operate in five facilities throughout China. Our headquarters are located in Jinan. The following table sets forth the location, size and primary use of our properties.

Office	Address	Term Yr	Space
Jinan (headquarters)	3/F, Qilu Software Park Building Jinan Hi-tech Zone Jinan, Shandong, PRC	1	550 square meters
ITLamp Kuerle Office	Ta Zhi Xin Building, Kuerle City, Xinjiang Province, China (Space is provided by our client for our client’s convenience)	1	480 square meters
ITLamp Beijing Office	Huizhi Tower B, Suite 508, Xueqing Road, Haidian District, Beijing, China	3	124 square meters
Pansoft (Hong Kong) Office	Rm2106, K.Wah Centre,191 Java Road, North Point, Hong Kong	1	100 square meters
Shengli Oil Field Office	Shengli Hotel No. 75 Jinan Road Dongyin City, Shandong Province, PRC (Space is provided by our client for our client’s convenience)	1	150 square meters

We believe that our present facilities are adequate for our current needs.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This report, including the discussion set forth in Item 5 below, contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 which provides a “safe harbor” for these types of statements. To the extent statements in this report involve, without limitation, our expectations for growth, estimates and outlook of future revenue, expenses, profit, cash flow, balance sheet items or any other guidance on future periods, these statements are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to differ materially from any results, level of activity, performance or achievements expressed or implied by any forward-looking statement. These risks and uncertainties include those described under “Item 3D Risk Factors” in this report and risk factors disclosed in other filings we made with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements.

The following discussion and analysis of the Company’s financial condition and results of operations are based upon and should be read in conjunction with the Company’s audited consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under “Item 3D Risk Factors” in this report and risk factors disclosed in other filings we made with the Securities and Exchange Commission.

Overview

Organization. We are a leading developer and provider of integrated ERP software solutions, development on demand and services in China. Our clientele base includes sophisticated Chinese businesses, especially those operating in China’s gas and oil industry. Our solutions and services are designed to (i) enable centralized financial and accounting activity management for large corporations with operations spreading throughout China and internationally; (ii) improve decision efficiency, budget control and cash flow management; and (iii) prevent fraud. While our solutions initially centered upon accounting matters, we have expanded our solutions to address other business operational needs such as planning, statistics, process control, business intelligence, equipment management and other business needs. Our solutions enable our customers to implement company-wide solutions by integrating business activities ranging from a company’s headquarters down to its various subsidiaries and other operational units.  Our major clients, Sinopec and PetroChina, are large oil and refinery firms formed following the Chinese government’s decision to decentralize the oil and gas industry within China. Each company is ranked in the Fortune 500.

PCCL, our operating subsidiary, was established in the People’s Republic of China in September 2001. On September 28, 2001, we were incorporated as an offshore company in the British Virgin Islands. At the time, our company was known as “Time Maker Limited.” On March 8, 2006, we renamed Time Maker Limited as Pansoft Company Limited. Following (a) receipt of approval from the Administrative Commission of the Jinan High-Tech Industry Development Zone and (b) registration with the Jinan Administration for Industry and Commerce in 2006, we acquired all outstanding shares of PCCL for an aggregate purchase price of $396,000. At the time of such acquisition, PCCL was converted into and recognized as a foreign investment enterprise in accordance with applicable Chinese law. Our sole shareholder at the time of the creation of our holding company structure was Mr. Tsang, who held (a) 5.88% of those shares for Baring and (b) 94.12% of those shares in trust for the shareholders of Timesway. Mr. Tsang, a Hong Kong resident, held the shares in trust to facilitate the SAFE approval. We effected payment of the requisite consideration on June 29, 2006.

On June 13, 2007, we received the approval of the Administrative Commission of the Jinan High-Tech Industry Development Zone to increase the registered capital of PCCL from RMB4,200,000 to RMB15,000,000. On July 10, 2007, Mr. Tsang transferred all of his shares in our company to Baring and Timesway. In September 2007, our company and Timesway filed appropriate documentation with the Shandong Bureau of SAFE to qualify as special purpose vehicles. At this time, the shares in Timesway were declared to be beneficially owned by Mr. Wang in trust for 69 key employees of PCCL, including himself. As of the date of this report, Mr. Wang owns 17.5% of Timesway. Effective April 2008, Baring transferred its shares in our company to OBC and Mr. Shigefumi Wada, Chairman of OBC.

The transfer of PCCL to us was deemed to be between entities under common control (i) because PCCL was owned by the same shareholders, Timesway (our majority and controlling shareholder) and Baring, before the acquisition and (ii) because the formation, SAFE approval application and ownership structures were contemplated from the initial organization of PCCL and our company due to Chinese law considerations. As such, we accounted the transaction using a method similar to the pooling method of accounting.  The transfer was recognized as the combination of our company and PCCL, with the assets, liabilities, paid-in capital and retained earnings remaining at historical carrying amounts. We combined the historical operations for periods prior to the transfer, which were comprised of those of the previously separate entities, for all periods. All inter-company accounts and transactions were eliminated upon consolidation.

On September 8, 2008, we completed an initial public offering of 1,200,000 shares of our common stock at $7.00 per share. Our shares started trading on NASDAQ Capital Market the next day.

We received the approval from China State Administration for Industry and Commerce on June 3, 2010, and approval from Jinan Administration for Industry and Commerce on June 23, 2010, as well as approval from Jinan Commerce Department on July 1, 2010 to change the name of Pansoft (Jinan) Co., Ltd. to Pansoft (China) Co., Ltd.  On the same dates, we also received approval of Jinan Administration for Industry and Commerce and Jinan Commerce Department to increase the registered capital of PCCL from RMB 67,000,000 to RMB 100,000.000.

Highlights of Business Operations in Fiscal Year 2010

We generate revenue through software systems development, integration and the provision of related support services.  During the fiscal year ended June 30, 2010, we continued experiencing steady demand for our services and generated a significant portion of our revenue through provision of our services to our petro-industrial client base.  We have signed several large size contracts with our two long term giant corporate clients, PetroChina and Sinopec.

In January 2010, we completed a restructuring of our operations and established six business departments and a subsidiary as part of our corporate expansion strategy to grow our revenues, enhance our core products and services and enter into new markets and industries.  The new operational structure includes three market segments and three functional departments, which are designed to ensure more efficient allocation of internal resources, effective utilization of management expertise and capability to maximize organic growth.

On July 9, 2010 we signed a contract to develop and install a treasury management system for PetroChina. The contract  is valued at  approximately $1.76 million and the project will take three years to complete. The treasury management system is one of the largest such systems in China.  It will incorporate thousands of PetroChina’s subsidiaries and facilitate the management of all its resources under one common platform, allowing PetroChina to control and monitor business and cash flow.

On July 21, 2010, we signed two contracts with Sinopec Corp. to develop and install: (1) a centralized accounting management system and (2) a treasury management system upgrade. The centralized accounting system will combine and integrate Sinopec's current multi-layer accounting subsystem and thousands of accounting centers into one unified system.  The contract is valued at approximately $2.9 million. The centralized treasury management system upgrade will further enable all location and process control under one common platform.  The centralized treasury management system contract is valued at approximately $1.1 million

We have acquired several businesses in new industries as part of our corporate expansion strategy.  In June 2010, we acquired 100% of the equity of ITLamp, a solution and service provider serving oil companies in the Tarim oilfield.  The transaction provides us with direct access to the companies operating in Tarim Oilfield, potentially one of the most productive oil fields in China, and enhances our presence and sales in the oil field market.  The transaction was valued at approximately $3.33 million, (approximately $1.91million of which was paid in cash and the remaining balance payable in such number of shares of restricted stock of the Company having a value of approximately $1.9 million (RMB 13 million) based on our stock’s average closing price in the 10 days prior to December 31, 2010, if certain conditions are met.

In April 2010, we signed a contract to acquire a 55% stake in HongAo Technology, a comprehensive technology solution and service provider that has a solid base of thermal power-plant clients and creates turnkey solutions for them.  We already paid a deposit of $1.3 million in cash for the acquisition.  HongAo will serve as our access point to sell our system solutions and service to the thermo energy industry.

In August 2010, we announced a collaboration agreement with an institution of the Jinan municipal government. Under this collaboration agreement, we will invest a total of RMB 15 million (approximately USD $2.2 million) over three years for a 70% stake in a subsidiary to develop and operate the CSI Products E-commerce Platform to facilitate potentially multi-billion RMB transactions for pre-manufactured apartments. These apartments will be incorporated into skeleton structures of buildings (called China Skeleton Infilling or CSI), which may account for up to 20% of the new housing market in China. On August 23, 2010, we announced a joint venture with two Japanese firms, Management Information Center Co., Ltd. and Seven Colors Corporation, to provide certain testing services to mobile phone software of SBC, SHARP’s subsidiary for software development and outsourcing management. Under this agreement, we will invest a total of RMB 18 million ($2.7 million) for an 80% stake in this joint venture to establish a testing center in Jinan to service SHARP’ orders.  This joint venture will provide us a direct access to the outsourcing markets focusing on Japanese clients.

Operating Results

The following sets forth key components of our results of operations for the periods indicated, both in U.S. dollars and as a percentage of sales revenue.  The financial data for the fiscal year ended June 30, 2010 reflect the operating results of the Company, in comparison with the financial data for the 6-month and 12-month period ended June 30, 2009, respectively.  On December 11, 2009, we changed our fiscal year end from December 31 to June 30, and on March 25, 2010, we filed a transition report on Form 20-F to cover the transition period from January 1, 2009 to June 30, 2009. Accordingly, the following selected consolidated income statement data for the year ended June 30, 2010 and the six months ended June 30, 2009 are derived from our audited consolidated financial statements and the selected consolidated income statement data for the year ended June 30, 2009 and the six months ended June 30, 2010 are derived from our unaudited consolidated financial statements.

In USD	For Twelve Months Ended June 30,				For Six Months Ended June 30,
	2010	2009	Change	%	2010	2009	Change	%
	(Audited)	(Unaudited)			(Unaudited)	(Audited)
Revenues	12,056,872	8,454,352	3,602,520	43%	4,941,226	2,939,906	2,001,320	68%
Cost of sales	6,252,280	4,052,865	2,199,415	54%	2,915,707	1,687,587	1,228,120	73%
Gross profit	5,804,592	4,401,487	1,403,105	32%	2,025,519	1,252,319	773,200	62%
Gross margin	48%	52%	-4%		41%	43%	-2%

Revenues

During the fiscal year ended June 30, 2010, our revenues were $ 12,056,872, a 43% increase from $8,454,352 in the 12 month period ended June 30, 2009. During the 6 month period ended June 30, 2010, our revenues were $4,941,226, a 68% increase from $2,939,906 in the 6 month period ended June 30, 2009.  The increases of our revenues during both periods were primarily attributed to large-scale software systems integration projects, which comprised a higher proportion of total revenue, as well as natural growth of our development projects and services.  As a result of our business expansion strategy, the sales of our application systems have reached other markets, such as oil fields, provincial petroleum sales corporations and coal mines. Although these new revenue sources represent a relatively smaller portion of our total revenue, they are increasing gradually and we expect such increase to continue.

Cost of Sales

During the fiscal year ended June 30, 2010, our cost of sales was $6,252,280, increased by $2,199,415, or 54%, comparing to $4,052,865 in the 12 month period ended June 30, 2009. During the 6 month period ended June 30, 2010, our cost of sales was $2,915,707, a 73% increase from $1,687,587 in the 6 month period ended June 30, 2009.  Our costs increased for both periods in a faster pace than our revenues due to a significant increase in staff costs, because of the recruitments of new staff in anticipation of growth in business.

Gross Profit

For the fiscal year ended June 30, 2010, our gross profit increased to $5,804,592 from $4,401,487 for the 12 month period ended at June 30, 2009, a 32% increase driven by fast revenue growth as more sizable contracts signed with our clients, while our gross margin dropped by 4% to 48%, as compared to the 12 month period ended June 30, 2009, due to increased costs arising from new hiring.  During the 6 month period ended June 30, 2010, our gross profit was $2,025,519, a 62% increase from $1,252,319 in the 6 month period ended June 30, 2009, because of a substantial increase in revenue while keeping costs relatively contained.

Summary of Operating Expenses

	For Twelve Months Ended June 30,				For Six Months Ended June 30,
	2010	2009	Change	%	2010	2009	Change	%
	(Audited)	(Unaudited)			(Unaudited)	(Audited)
General and administrative expenses	910,698	735,696	175,002	24%	674,299	249,242	425,057	171%
Selling expenses	367,776	151,309	216,467	143%	112,859	121,794	(8,935)	-7%
Professional fees	459,728	248,922	210,806	85%	242,291	170,387	71,904	42%
Stock based compensation	441,232	544,986	(103,754)	-19%	138,978	341,974	(202,996)	-59%
Total Operating Expenses	2,179,434	1,680,913	498,521	30%	1,168,427	883,397	285,030	32%
% of Revenues	18%	20%			24%	30%

Operating Expenses

Operating expenses consist primarily of general and administrative expenses, selling expenses, professional fees and stock option expense. For the fiscal year ended June 30, 2010, our operating expenses increased to $2,179,434 from $1,680,913 for the 12 month period ended June 30, 2009, a 30% increase.  In this period, our selling expense increased substantially, by 143%, due to the staff costs of the newly established sales/marketing department as part of our corporate expansion strategy. Our professional service expenses increased by 85%, which was primarily due to the increased cost of professional fees for services associated with our NASDAQ listing.  During the 6 month period ended June 30, 2010, our operating expenses increased to $1,168,427 from $883,397 for the 6 month period ended June 30, 2009, a 32% increase. The increase was mainly attributable to professional fee increases and the bonus granted to our executives due to the achievement of revenue and profit goals in calendar year 2009. During the 12 month period ended June 30, 2010, the stock option cost was reduced by 19%. Lower amortization of stock option costs was recorded during the 12 month period ended June 30, 2010 because certain options have fully vested.

Summary of Other Income and Expenses

In USD	For Twelve Months Ended June 30,				For Six Months Ended June 30,
	2010	2009	Change	%	2010	2009	Change	%
	(Audited)	(Unaudited)			(Unaudited)	(Audited)
Income from operations	3,625,158	2,720,574	904,584	33%	857,092	368,922	488,170	132%

Investment income	208,824	-	208,824	100%	208,824	-	208,824	100%
Other income (expenses), net	65,134	10,223	54,911	537%	48,099	(3,772)	51,871	-1375%
Government grant	18,895	160,981	(142,086)	-88%	18,848	160,981	(142,133)	-88%
Finance cost	(19,915)	(3,802)	(16,113)	424%	(64,363)	(22)	(64,341)	292,459%
Interest income	40,184	147,405	(107,221)	-73%	-	63,588	(63,588)	-100%
Gain on disposition of property and equipment	1,242	916	326	36%	278	732	(454)	-62%

Income before provision for income taxes	3,939,522	3,036,297	903,225	30%	1,068,778	590,429	478,349	81%
% of Revenues	33%	36%			22%	20%

Other Income and Expenses

Our income from operations increased to $3,625,158 for the fiscal year ended June 30, 2010, a 33% increase as compared to $2,720,574 for the 12 month period ended June 30, 2009. Interest income was $40,184 for the fiscal year ended June 30, 2010, a 73% decrease as compared to $147,405 for the 12 month period ended June 30, 2009. The decrease in interest income was mainly due to reinvestment of our cash fund in selected entrusted investment funds with relatively higher investment returns. Meanwhile, our investment income totaled $208,824 in the same period comparing to $Nil in the last fiscal year due to the returns earned from our entrusted investment funds. Our other income was $65,134 for the fiscal year ended June 30, 2010 and $10,223 for the 12 month period ended June 30, 2009, a 537% increase, which was mainly due to the receipt of value added tax refund. Our financing cost increased by 424%, due to short term borrowings from banks (less than two months) to support our cash needs in acquisitions. The government grant decreased by $142,086, 88% in the fiscal year as well as six month period ended June 30, 2010 comparing to the same periods in 2009 respectively because the main proportion of the grant occurred in 2009 was a one time grant for our successful IPO.

Our income from operations increased to $857,092 for the 6 month period ended June 30, 2010 a 132% increase as compared to $368,922 for the 6 month period ended June 30, 2009. Interest income was $Nil for the 6 month period ended June 30, 2010, a 100% decrease as compared to $63,588 for the 6 month period ended June 30, 2009. The decrease in interest income was mainly due to reinvestment of our cash fund to selected entrusted investment funds with relatively higher investment returns. Meanwhile, our investment income totaled $208,824 in the same period comparing to $Nil in the last fiscal year due to the returns earned from our entrusted investment funds. Our other income was $48,099 for the 6 month period ended June 30, 2010 and other expenses were $3,772 for the 6-month period ended June 30, 2009, a 1375% increase. The increase in other income was mainly due to the receipt of value added tax refund. Financing cost was $64,363, an increase of 292,459% as compared to $22 in the 6 month period ended at June 30, 2009, due to short term borrowings from banks (less than one month) to support our cash needs for acquisitions.

Income Before Provision for Income Taxes

As a result of the factors described above, income before provision for income taxes was $3,939,522 for the fiscal year ended June 30, 2010, an increase of $903,225, or 30%, from $3,036,297 for the 12 month period ended June 30, 2009.  Income before provision for income taxes was 33% and 36% of total revenues for the 12 month periods ended June 30, 2010 and 2009 respectively.  Income before provision for income taxes was $1,068,778 for the 6 month period ended June 30, 2010, an increase of $478,349, or 81%, from $590,429 for the 6 month period ended June 30, 2009.

Summary of Income Tax Expenses and Net Income

In USD	For Twelve Months Ended June 30,				For Six Months Ended June 30,
	2010	2009	Change	%	2010	2009	Change	%
	(Audited)	(Unaudited)			(Unaudited)	(Audited)
Provision for current income taxes	501,544	214,458	287,086	134%	426,785	16,895	409,890	2426%
Provision for deferred income taxes	193,053	290,922	(97,869)	-34%	19,933	100,289	(80,356)	-80%

Net income	3,244,925	2,530,917	714,008	28%	622,060	473,245	148,815	31%
Net profit margin	27%	30%			13%	16%
Other comprehensive income (loss)	97,297	16,790	80,507	479%	87,548	(17,703)	105,251	-595%

Comprehensive income	3,342,222	2,547,707	794,515	31%	709,608	455,542	254,066	56%
Basic earnings per share	0.60	0.47	0.13	28%	0.11	0.09	0.02	22%
Diluted earnings per share	0.59	0.47	0.12	26%	0.11	0.09	0.02	22%

Income Tax Expense

PCCL is a “foreign investment enterprise” (“FIE”) engaged in the advanced technology industry. Therefore, the Company was entitled to a two-year exemption from income tax.  This exemption ended on December 31, 2007 and the Company began to pay income tax at the rate of 12.5%, a 50% reduction from the statutory income tax rate of 25%, due to its FIE tax status.  Current income tax expense for the fiscal year ended June 30, 2010 was $501,544, an increase of 134% as compared to $214,458 for the 12 month period ended June 30, 2009, due to the increased earnings and a provision for income tax arising from capitalization of retained earnings of PCCL. Pursuant to Chinese income tax law, an increase in registered capital in the form of capitalization of retained earnings is considered a distribution to stockholders and subject to income taxes after certain deductions.  Our provision for deferred income tax, arising from temporary differences between PRC GAAP and US GAAP, is $193,053 for the fiscal year ended June 30, 2010, a 34% decrease as compared to $290,922 for the 12 month period ended June 30, 2009.  Current income tax expenses for the 6 month period ended June 30, 2010 was $426,785, an increase by 2426% as compared to $16,895 in the 6 month period ended June 30, 2009, due principally to growth in income before tax. For the 6 month period ended June 30, 2010, our provision for deferred income tax is $19,933, a 80% decrease as compared to $100,289 for the 6 month period ended June 30, 2009.

Net Income

As a result of the factors described above, our net income was $3,244,925 for the fiscal year ended June 30, 2010, an increase of $714,008, or 28%, as compared to $2,530,917 for the 12 month period ended June 30, 2009. Our net income did not increase at the same rate as increase in gross profit due principally to professional service fees associated with public listing of our shares on NASDAQ.  Our net income was $622,060 for the 6 month period ended June 30, 2010, an increase of $148,815 or 31%, as compared to $473,245 for the 6 month period ended June 30, 2009 due to the increased revenues recognized during this period. Basic earnings per share for the fiscal year 2010 was $0.60, a 28% increase as compared to $0.47 for the 12 month period ended June 30, 2009.

Liquidity and Capital Resources

Cash Flows and Working Capital

As of June 30, 2010, we had cash and cash equivalents of $2,705,957. Our cash and cash equivalents decreased by 76% as compared to $11,330,991 as of June 30, 2009, because our cash fund was invested in trusted funds and recorded as Financial instruments – Available-for-sale in this period. Our investments in these accounts will generate better return with limited risk exposure and will mature in July and November 2010, March and May 2011. Management believes that the Company’s current available working capital should be adequate to sustain its operations at current levels through at least the next twelve months and will provide the Company with the funds necessary to execute its business strategy.

Net cash generated from operating activities totaled $1,495,665 for the fiscal year ended June 30, 2010, as compared to net cash used in operating activities of $680,069 for the 6 month period ended June 30, 2009.   For fiscal year 2010, net cash provided by operating activities was primarily attributable to:

$ 3,244,925	Net income
$ 441,232	Stock-based compensation
$ (545,386)	increase in accounts receivable
$ (3,558,347)	increase in unbilled revenues
$ (196,546)	increase in prepayments, deposits and other receivables
$ 84,398	decrease in inventory
$ 1,163,159	increase in accounts payable and accrued liabilities
$ (58,589)	decrease in advance from customers
$ 164,137	increase in deferred revenues

Accounts receivable represents the amount that has been billed to the clients  based on percentage completion of the contracted projects. The increase in accounts receivable was due to revenue growth that has not been collected.

Unbilled revenue represents the accumulated unbilled amount of revenue recognized, based on the Company's revenue recognition policy. The increase in unbilled revenue was due to the timing difference between revenue recognition and invoicing process that needs to be coordinated with our clients’ payment approval process.  We have larger unbilled revenue due to fast growing revenue during the 12-month period ended June 30, 2010.

We have an increase in prepayments, deposits and other receivables as of June 30, 2010. The increase in deferred revenues was the result of payments from customers for which revenue was not earned or recognized.

Net cash used in investing activities was $10,132,216 for the fiscal year ended June 30, 2010, compared to net cash used in investing activities of $159,960 for the 6 month period ended June 30, 2009.  The cash used in investing activities for the fiscal year ended June 30, 2010 mainly consisted of cash payments for available-for-sale assets, and payments and deposits paid for acquisitions and purchase of computers for our software development projects.

The Company’s working capital at June 30, 2010 was $15,010,346, as compared to $15,014,011 at June 30, 2009.

Total current assets at June 30, 2010 amounted to $18,833,400, an increase of $3,303,660, or 21%, as compared to $15,529,740 at June 30, 2009. The substantial increase was mainly due to rapid growth of our revenue from our operational activities.

Current liabilities amounted to $3,823,054 at June 30, 2010, an increase of $3,307,325, or 641%, as compared to $515,729 at June 30, 2009. The substantial increase in current liabilities was attributed to the following changes. Accounts payable and accrued liabilities were $1,347,421 comparing to $139,214 at June 30, 2009. The increase was mainly due to increase in bonus accruals. Accounts payable primarily consisted of payables for equipment ordered for our client as a part of our services. In addition, the Company accrued $325,079 for income taxes payable, increased by 5,222%, compared to $6,108 at June 30, 2009, due to the provision for income tax arising from capitalization of retained earnings of PCCL of RMB33 million.

The current ratio decreased from 30.1 at June 30, 2009 to 4.9 at June 30, 2010, primarily due to our new investment and acquisitions as part of our corporate expansion strategy. (Please see more details in the section of “Recent Accomplishments in Corporate Expansion” in Item 4.)

Seasonality of Our Sales

Historically, the Company’s operating results and operating cash flows were subject to seasonal variations. The Company’s revenues recognized in the first two calendar quarters are usually lower in proportionto revenues for the entire year. This is due to the fact that the Company generates revenue primarily through software systems development, integration and provision of related support services provided to large oil businesses in China. It is common for our large clients to sign contracts during the later part of the year, especially during the fourth quarter of a calendar year or early in the new calendar year prior to the Chinese New Year.

Inflation

Inflationary factors, such as increases in the cost of our products and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross profit and selling, general and administrative expenses as a percentage of revenue if the selling prices of our products do not increase with these increased costs.

Markets and Outlook

China’s economy has gradually recovered from the impact of world wide financial crisis in 2008 after the government’s RMB 4.5 trillion stimulus package in place and now is in its cooling down process so as to contain the possible inflation. Some industries, especially the real estate industry, have been hit hard in this process. However, the IT industry in China maintains a higher than average growth pace. The Company believes the demand for its services will remain strong due to strong demand for IT service as well as the growing oil industry in China.

The Company is focusing on developing new business by leveraging its advanced technology and applications development know-how on customization and system integration services, by continuing to develop knowledge of the markets it is in, and expanding its reach into new areas. The Company anticipates it will provide customization and integration services and solutions to large clients in new industries to distinguish it from other competitors that are selling generic software products in this competitive market. Large businesses have increasingly selected IT service providers as their business strategic partners to build their own competitive advantages. These businesses are Pansoft’s potential clientele.

In addition, following the completion a series of acquisitions and new investment projects during the fiscal year ended June 30, 2010, the Company has positioned itself to compete in new markets such as coal mining, thermal power, new housing market and outsourcing services.  We believe that these initiatives will create new revenue sources and increase future profitability.

Looking forward, the Company’s management believes that demand for its services will continue to grow. As a result of the Company’s brand name and reputation in the ERP industry for delivering high quality services at competitive prices with ample development capacity, coupled with strong balance sheet and additional revenues from the newly acquired businesses, the management believes that its revenues will continue to grow during the next fiscal year.

C.           Research and Development, Patents and Licenses

           See “Item 4. Information on the Company – B. Business Overview – Research and Development” and “—Regulations—Intellectual Property Rights.”

D.           Trend Information

           See “Item 3. Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” above.

E.           Off-Balance Sheet Arrangements

As of June 30, 2010, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of the SEC’s Regulation S-K.

F.           Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commitments as of June 30, 2010:

	Payments Due by Period
	Total	Less than 1 year	1-3 Years	4-5 Years	5 Years +

Capital commitment for acquisition of HongAo Power	$ 1,340,029	$ 1,340,029	--	--	--
Operating lease commitments	$ 95,582	$ 78,533	$17,049	--	--
Total	$ 1,435,611	$ 1,418,562	$17,049	--	--

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Executive Officers and Directors
The following table sets forth our executive officers and directors, their ages and the positions held by them as of August 1, 2010 :

Name	Age	Position	Appointment Year
Hugh Wang (1)(7)	60	Chairman and Director	2001
Guoqiang Lin (1)(7)	41	Chief Executive Officer and Director	2001
Allen Zhang (1)	57	Chief Financial Officer	2008
Samuel Shen (1)(2)(3)(4)(6)	45	Director	2010
Paul Gillis (1)(2)(3)(4)(5)	56	Director	2011
Tony Luh (1)(2)(3)(4)(6)	46	Director	2010

(1)	The individual’s business address is c/o Pansoft Company Limited, 3/F, Qilu Software Park Building, Jinan Hi-tech Zone, Jinan 250101, Shandong, and People’s Republic of China.
(2)	Member of audit committee.
(3)	Member of compensation committee.
(4)	Member of nominating committee.
(5)	Class I director whose term expires in 2012.
(6)	Class II director whose term expires in 2013.
(7)	Class III director whose term expires in 2011.

Hugh Wang. Mr. Wang is our Chairman and a director. Mr. Wang founded Pansoft in 2001 and has been the Chairman since that time. Prior to founding Pansoft, from 1990-2001, Mr. Wang was Senior Vice President and one of the chief engineers of Inspur Group, a Chinese software company now listed on the Shanghai Stock Exchange. From 1987 to 1990, Mr. Wang was a lecturer in computer science at Shandong Teacher’s University. From 1982 to 1985, Mr. Wang served as Senior Programmer for the Information Center of Jinan Railway Management Bureau, one of 18 railway bureaus in China. Since 2006, Mr. Wang has served Shandong Teacher’s University on a part time basis as a professor in the computer science department focusing on software engineering. He also currently serves Shandong University on a part-time basis as a professor in the computer science department focusing on enterprise internal process control models, data models and ERP systems. Mr. Wang received a bachelor’s degree in computer science from Shandong University and a master’s degree in computer science and engineering from Tsinghua University.

Guoqiang Lin. Mr. Lin is our Chief Executive Officer and a Director. Mr. Lin was one of the founders of Pansoft in 2001. Prior to founding Pansoft from 1990-2001, Mr. Lin was the Vice President of Inspur Group, a Chinese software company now listed on the Shanghai Stock Exchange. While at Inspur Software, Mr. Lin developed “Guoqiang Finance,?? an ERP software system for Chinese businesses. Mr. Lin received a bachelor’s degree in computer science from Shandong Teacher’s University.

Allen Zhang. Mr. Zhang is our Chief Financial Officer. From 2002-2008, Mr. Zhang was an international business consultant of Oriental Connections for China Railway Construction 18th Bureau Corporation, a large construction corporation in China. From 2005-2007, Mr. Zhang served as Interim Chief Financial Officer and International Trade Director for the Japan/China Project Office in Beijing of Westlake International, a diversified investment company with operations in China, Japan and the United States. From 2001 to 2002, Mr. Zhang served as the Chief Financial Officer and a director of Beijing Skill Technology Company, a medical device technology development company. From 1999 to 2000, Mr. Zhang served as the international business manager and special project leader of PacificNet.com, a provider of customer relationship management, mobile Internet, e-commerce and gaming technology in China. Mr. Zhang used to be researcher and research division director in Rural Development Institute of Chinese Academy of Social Sciences, the top think-tank of China. Mr. Zhang received a bachelor’s degree in Economics from the People’s University of China and a master’s degree in Agricultural and Applied Economics from the University of Minnesota.

Samuel Shen. Mr. Shen is General Manager of Strategic Partnership Group (SPG) for Microsoft Asia Pacific R&D and is a member of the company’s Greater China Region senior leadership team. In this role, Mr. Shen oversees the engineering ecosystem efforts for Microsoft in the region and is responsible for Microsoft’s long-term technology partnership strategy for Asia Pacific. Mr. Shen also directs the company’s software outsourcing business to China, along with a number of technology and business incubations. Mr. Shen has spent much of his career in the high-tech fields. He joined Microsoft in 1993, led an engineering team to release Windows NT v3.5 Chinese version. In his Microsoft tenure, Mr. Shen held many senior positions in both business and technical routes. Before his current role, Mr. Shen was Senior Director of the Microsoft Windows Server System Global Engineering Group in Redmond. From 2002 to 2004, Mr. Shen was the Business and Marketing Officer for Microsoft Taiwan Corporation. Mr. Shen earned a master’s degree in computer science from University of California, Santa Barbara and he currently serves on the board for several companies.

Paul Gillis. Mr. Gillis currently serves as Visiting Professor of Accounting at Peking University where he has taught financial accounting and taxation courses since 2007.   From 1976 to 2004, Mr. Gillis held various positions at the United States firm of PricewaterhouseCoopers and became a partner in 1988.   He has been based in China since 1997 and served as the Asia-Pacific tax managing partner and a member of the China executive board of PricewaterhouseCoopers.  Prior to his assignment to China in 1997, he was based in Denver, Colorado as the Price Waterhouse Mining Industry Leader.   Mr. Gillis received a bachelor’s degree in accounting from Western State College, a master’s degree in accounting from Colorado State University and is currently a Ph.D. candidate at Macquarie Graduate School of Management.   He is a Certified Public Accountant in the United States.

Tony C. Luh.  Since 1999, Mr. Luh has served as a managing director of DragonVenture, Inc., a cross-Pacific venture capital, consulting and merger and acquisition advising firm. Mr. Luh was the seed investor and advisor of OSA Technologies and InphoMatch (a.k.a. Mobile365).  OSA was acquired by Avocent (Nasdaq: AVCT) and Mobile365 was acquired by Sybase (NYSE: SY). In addition, since 2005, Mr. Luh has served as a managing director of DFJ DragonFund China, an early stage venture capital fund focused on investments in China.  From 1997 to 1999, Mr. Luh was a senior executive at InfoWave Communications, one of the pioneers in the internet portal business in China.  At this position, Mr. Luh has negotiated strategic alliances and marketing relationships with various large companies, including Yahoo!, Microsoft, Telebank (now E*Trade) and E-Loan. In the mid- to late-1980s in Taiwan Mr. Luh was the corporate fund manager for Kosheng Enterprises, a public investment company in sectors ranging from information technology to high volume manufacturing in Asia. Mr. Luh, also served as the first Major League Baseball simulcast Mandarin announcer for the Oakland Athletics. Tony attended universities in the state of Washington, Texas and California.

B. Compensation

Our executive officers receive an annual base salary and are eligible to receive discretionary cash bonuses and equity awards, from time to time, as determined by the compensation committee or our board of directors. The aggregate amount of cash compensation (salaries and bonuses) paid to our executive officers for fiscal year 2010 was approximately $210,280. This amount includes an aggregate bonus amount of $99,455 paid to our executive officers in April 2010 for calendar year 2009.  The amount of the bonus for calendar year 2009 was tied to attainment of certain pre-specified company financial performance goals.  The aggregate amount of bonus payable to the executive officers based on the level of attainment of such performance goals was approximately $150,000.  However, after discussion with the executive officers, the compensation committee reduced the aggregate bonus to $99,455 so that executive officer compensation for calendar year 2009 remained at levels that were not significantly higher than the compensation of other employees.

Under our 2008 Stock Incentive Plan (as described below), our executive officers have previously been granted options to acquire Pansoft common stock as follows: an aggregate of 170,000 options granted on September 9, 2008 with an exercise price of $7.00 per share which will expire on September 7, 2013, and an aggregate of 15,000 options granted on December 13, 2008 with an exercise price of $2.74 per share which will expire on December 12, 2013.  The options vest over a 5 -year period of service measured from the grant date.  During fiscal year 2010 we recognized a stock compensation charge of $228,527 with respect to those options.  We did not grant any options to our executive officers in fiscal year 2010.

The equity ownership of our executive officers is described under the heading “Principal and Selling Shareholders,” below.

2008 Stock Incentive Plan.  In July 2008 the Company approved the 2008 Stock Incentive Plan, pursuant to which 604,248 shares of the Company’s common stock are reserved for issuance, subject to the approval of such plan by the Company’s shareholders.  Eligible individuals under the 2008 Stock Incentive Plan include employees, non-employee directors and independent consultants in our service or the service of our subsidiaries.  Awards under the 2008 Stock Incentive Plan may be either in the form of stock option grants with exercise prices at or above the fair market value of our common stock on the award date or in the form of restricted stock awards.  No option grants will have a maximum term in excess of 10 years, and each option grant or stock award will generally vest over one or more years of service.  However, upon certain changes in control or ownership, those options and stock awards may vest in whole or in part on an accelerated basis.  As of June 30, 2010, options covering an aggregate of 410,000 shares of our common stock were outstanding under the 2008 Stock Incentive Plan, and 173,248 shares of our common stock remained available for future issuance.

We have adopted a non-employee director compensation policy pursuant to which each individual serving as a non-employee board member at the beginning of the company’s fiscal year will be eligible to receive an annual retainer of $5,000 for board service.  New non-employee board members elected or appointed to the board during the Company’s fiscal year will receive a pro-rated amount of the annual retainer based on the period served from the date of appointment or election through the end of our fiscal year.  In addition, each non-employee director will receive $146 for each board meeting attended in person.  Non-employee directors are also eligible to receive equity awards.

For fiscal year 2010, our non-employee directors received an aggregate of $15,907 in cash as annual retainer and board meeting fees.  Pursuant to the terms of Pansoft’s 2008 Stock Incentive Plan, we granted an aggregate of30,000 options to acquire Pansoft common stock to our non-employee directors during fiscal year 2010 and we have previously granted options to our non-employee directors in 2008 and 2009 as follows:

Grant Date	Expiration Date	Aggregate Number of Shares	Exercise Price Per Share ($)
September 8, 2008	September 8, 2013	14,000	7.00
December 13, 2008	December 12, 2011	14,000	2.74
May 22, 2009	May 21, 2011	14,000	5.20
February 25, 2010	February 24, 2013	30,000	6.33

All the options granted to non-employee directors vest over a three year period of service from the grant date and have an exercise price per share equal to the closing price of our stock on the grant date.  During fiscal year 2010, we recognized a stock compensation charge of $39,878 with respect to these options.

The equity ownership of our non-employee directors is described under the heading “Principal and Selling Shareholders”, below.

Employment Agreements

We have not entered into any service contracts with any of our directors providing for benefits upon termination of service as a director, instead, have offer letters to engage their service at our board.

C.           Board Practices

Board of Directors and Board Committees
Our board of directors currently consists of five directors. We expect that all current directors will continue to serve after this filing. There are no family relationships between any of our executive officers and directors.

The Company’s articles of association provides for a classified Board of Directors consisting of three classes having staggered terms of three years each. The Board of Directors currently consists of one Class I director, two Class II directors, and two Class III directors. The Class I director has a term expiring at the 2012 annual meeting of stockholders, the Class II directors have a term expiring at the 2013 annual meeting and the Class III directors have a term expiring at the 2011 annual meeting of stockholders

If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional directors of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decreases in the number of directors will not shorten the term of any incumbent director. These board provisions could make it more difficult for third parties to gain control of our company by making it difficult to replace members of the Board of Directors.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

Currently, three committees have been established under the board: the audit committee, the compensation committee and the nominating committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The nominating committee is responsible for assessing the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues.  The members of each committee are set forth in the table below

Samuel Shen	Member of Nominating and Auditing Committees	Chair of Compensation Committee
Paul Gillis	Member of Nominating and Compensation Committees	Chair of Auditing Committee
Tony Luh	Member of Compensation and Auditing Committees	Chair of Nominating Committee

There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Board of Directors Observer

In connection with our initial public offering, we have agreed to allow our placement agent to designate one non-voting observer to our Board of Directors until the earlier of the date that in our initial public offering. Our placement agent has initially selected Mr. Mac Downs to serve as its observer, who has resigned in August 2009 and no new observer has been assigned to our board since then.

Director Independence

Messrs. Samuel Shen, Paul Gillis and Tony Luh are all non-employee Directors, and our Board has determined that all of whom are independent pursuant to the corporate governance rules of The NASDAQ Stock Market and the Securities and Exchange Commission. All of the members of our Audit Committee, Nominating Committee and Compensation Committee are independent pursuant to the corporate governance rules of The NASDAQ Stock Market and the Securities and Exchange Commission.

Because Timesway beneficially owns more than 50% of the voting power of the Company, we have met the NASDAQ’s definition of a “controlled company.” As a “controlled company,” we are exempt from NASDAQ’s corporate governance rules requiring that listed companies must have a majority of independent directors, a nominating/corporate governance committee composed entirely of independent directors with a written charter meeting the NASDAQ’s requirements and a compensation committee composed entirely of independent directors with a written charter meeting the NASDAQ’s requirements. We are required to comply with all other corporate governance requirements of NASDAQ.

D.           Employees

As of June 30, 2010, we had 373 full-time employees. Of the total, 12 people including three executives were in managerial positions, 10 in administrative and accounting positions, 5 in marketing and sales positions and 346 in technical support and research and development. We believe that our relations with our employees are good. We have never had a work stoppage, and our employees are not subject to a collective bargaining agreement.

E.           Share Ownership

The following table sets forth information with respect to beneficial ownership of our common shares as of October 1, 2010 by:

▪	Each person who is known by us to beneficially own more than 5% of our outstanding common shares
▪	Each of our directors and named executive officers; and
▪	All directors and executive officers as a group.

The number and percentage of common shares beneficially owned are based on 5,576,699 common shares outstanding as of August 1, 2010.  Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of August 1, 2010 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of Pansoft, 3/F, Qilu Software Park Building, Jinan Hi-tech Zone, Jinan 250101, Shandong, People’s Republic of China.

	Number of Shares Beneficially Owned (1)	Percentage of Outstanding Shares (2)
Name	Number	%
Directors and Executive Officers:
Hugh Wang (3)	3,425,494	62.45%
Guoqiang Lin (4)	3,425,494	62.45%
Allen Zhang (6)	3,000	*
Samuel Shen (6)	41,248	*
Paul Gillis	12,000	*
Tony Luh (6)	5,433	*
All Directors and Executive Officers (6 persons) as a group	3,487,175	63.58%

Principal Shareholder:
Timesway	3,425,494	62.45%

*Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.
(2)
The number of our common shares outstanding used in calculating the percentage for each listed person excludes the common shares underlying options held by such person, including stock options excisable within 60 days of October 1, 2010.

(3)
Represents the 3,425,494 common shares held by Timesway.  Based on a Schedule 13G filed by Timesway Group ("Timesway"), Mr Hugh Wang serves as the Chairman and Director of Timesway and personally owns approximately 17% common shares of Timesway. As a director of Timesway, Mr. Wang may be deemed to have beneficial ownership of common shares beneficially owned by Timesway and hereby disclaims beneficial ownership of such securities.

(4)
Represents the 3,425,494 common shares held by Timesway.  Based on a Schedule 13G filed by Timesway Group ("Timesway"), Mr. Guoqiang Lin serves as the Director of Timesway and personally owns approximately 17% common shares of Timesway. As a director of Timesway, Mr. Lin may be deemed to have beneficial ownership of common shares beneficially owned by Timesway and hereby disclaims beneficial ownership of such securities.

(5)	Timesway is a British Virgin Islands company formed on July 31, 2001 by Mr. Wang, to hold a portion of the common shares of our company.
(6)	Represents number of shares underlying options exercisable within 60 days of October 1, 2010.

As of June 30, 2010, we had 5,438,232 common shares issued and outstanding.  To our knowledge, as of June 30, 2010, we had one recorded holder in the U.S., representing approximately less than 1% of our outstanding shares and four recorded holders outside of the U.S., representing approximately 67% of our outstanding shares on that date.  The remaining 33% of our outstanding shares are held by the U.S. public stockholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For the options granted to our directors, officers and employees, please see “—B. Compensation.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

           Please see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

On June 21, 2010, our majority shareholder, Timesway, transferred an aggregate of 195,000 common shares of Pansoft to three of its shareholders through a pro-rata distribution as part of its internal administrative procedure.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

           Please see Item 18 for a list of the financial statements filed as part of this annual report.

B.	Significant Changes

    Except as disclosed in this annual report, there has been no significant subsequent event following the close of the last fiscal year up to the date of this annual report that is known to us and requires disclosure in this annual report for which disclosure was not made in this annual report.

ITEM 9. THE OFFER AND LISTING

A.           Offer and Listing Details

Trading Markets and Price History

Our common shares have been listed on The NASDAQ Capital Market under the symbol “PSOF” since September 2008.  Prior to that time, there was no public market for our common shares. The following table sets forth the high and low closing sale prices, as reported on the The NASDAQ Capital Market for our common shares for the periods indicated:

	High	Low
Annual Highs and Lows:
Fiscal Year 2010	$7.50	$3.50
Fiscal Year 2009	$7.46	$1.30

Quarterly Highs and Lows
First quarter ended September 30, 2009	$6.80	$3.50
Second quarter ended December 31, 2009	$7.50	$5.10
Third quarter ended March 31, 2010	$6.73	$5.20
Fourth quarter ended June 30, 2010	$7.18	$4.50
Quarterly Highs and Lows
First quarter ended September 30, 2008	$7.46	$3.90
Second quarter ended December 31, 2008	$5.51	$1.30
Third quarter ended March 31, 2009	$2.85	$1.56
Fourth quarter ended June 30, 2009	$6.19	$2.20

Monthly Highs and Lows
June 2010	$5.39	$4.50
July 2010	$5.34	$4.52
August 2010	$5.33	$4.54
September 2010	$5.05	$3.55
October 2010 (through October 8, 2010)	$3.45	$3.32

B.           Plan of Distribution

    Not applicable.

C.           Markets

Our common shares are listed on The NASDAQ Capital Market with trading symbol “PSOF”.

D.           Selling Shareholders

    Not applicable.

E.           Dilution

    Not applicable.

F.           Expenses of the Issue

    Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form S-1 (File No. 333-1509222), as amended, initially filed with the Commission on July 28, 2008.

C.	Material Contracts

We have not entered into any material contract other than contracts in the ordinary course of business and other than those described in “Item 4. Information on the Company” and in “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4.  Information on the Company—Business Overview—Regulations-- Regulation of Foreign Currency Exchange and Dividend Distribution”

E.	Taxation

The following summary of the material British Virgin Island and United States federal and PRC income tax consequences of an investment in our common shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our common shares, such as the tax consequences under state, local and other tax laws.

BVI Taxation

See “Item 4. Information on the Company Business Overview—Regulation—Tax—Income Tax.”

PRC Taxation

Under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules that became effective on January 1, 2008, a non-resident enterprise is generally subject to PRC enterprise income tax with respect to PRC-sourced income. The EIT Law and its implementation rules are relatively new and ambiguities exist with respect to the interpretation of the provisions relating to identification of PRC-sourced income. If we are deemed to be a PRC resident enterprise, dividends distributed to our non-PRC enterprise shareholders by us, or the gain our non-PRC enterprise shareholders may realize from the transfer of our common shares, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax pursuant to the EIT Law.

United States Federal Income Taxation

The following discussion applies only to investors that hold common shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;
•	financial institutions;
•	insurance companies;
•	broker dealers;
•	traders that elect to mark to market;
•	tax-exempt entities;
•	persons liable for alternative minimum tax;
•	persons holding a common share as part of a straddle, hedging, conversion or integrated transaction;
•	persons that actually or constructively own 10% or more of our voting stock;
•	persons holding common shares through partnerships or other pass-through entities; or
•	persons who acquired common shares pursuant to the exercise of any employee share option or otherwise as consideration.

Investors are urged to consult their tax advisors about the application of the U.S. federal tax rules to their particular circumstances as well as the state and local and foreign tax consequences to them of the purchase, ownership and disposition of common shares.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of common shares and you are, for U.S. federal income tax purposes,

•	a citizen or individual resident of the U.S.;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•
a trust that (1) is subject to the supervision of a court within the U.S. and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms.

Taxation of Distributions on the Common Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the common shares generally will be included in your gross income as ordinary dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individuals, for taxable years beginning before January 1, 2011, dividends may be “qualified dividend income” which is taxed at the lower applicable capital gains rate provided that (1) the common shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefit of the income tax treaty between the United States and the PRC (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met.  You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the common shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” If PRC withholding taxes apply to dividends paid to you with respect to the common shares, you may be able to obtain a reduced rate of PRC withholding taxes under the income tax treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. Holders should consult their own advisors regarding the creditability of any PRC tax.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an common share equal to the difference between the amount realized (in U.S. dollars) for the common share and your tax basis (in U.S. dollars) in the common share. The gain or loss generally will be capital gain or loss. If you are non-corporate U.S. Holder, including an individual, who has held the common share for more than one year, you will be eligible for reduced capital gains rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as U.S. source income or loss. However, in the event we are deemed to be a Chinese “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, and provided that a U.S. Holder is eligible for the benefits of the income tax treaty between the United States and the PRC, if PRC tax were to be imposed on any gain from the disposition of the common shares, the U.S. Holder may elect to treat the gain as PRC source income. U.S. Holders should consult their own advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company

A non-United States corporation, such as our company, will be treated as a “passive foreign investment company” (a “PFIC”), for United States federal income tax purposes, if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and our company’s unbooked intangibles are taken into account. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current and anticipated market capitalization.

Based upon an analysis of our company’s anticipated income and assets in respect of  our taxable year that ended on December 31, 2009 as reasonably approximated for purposes of applying the PFIC rules, we presently do not believe that our company should be classified as a PFIC for the 2009 taxable year. Whether our company is classified as a PFIC in the current or any future taxable year will be determined on the basis of, among other things, our asset values, (including among other items, the level of cash, cash equivalents and, short-term investments), and gross income (including whether such income is active versus passive income) as specially determined under the PFIC rules for such taxable year, which assets and gross income are subject to change from year to year. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current or one or more future taxable years. Further, while we believe our valuation approach is reasonable, it is possible that the Internal Revenue Service may challenge the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming classified as a PFIC for the current or one or more future taxable years. Because PFIC status is a fact-intensive determination made on an annual basis and because there are uncertainties in the application of the relevant rules, no assurance can be given that our company is not or will not become classified as a PFIC. If our company is classified as a PFIC for any year during which a U.S. Holder holds ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds ordinary shares. If our company is a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders should consult their own advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year during which you hold common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the common shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•
the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if you hold the common shares as capital assets.

We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

Alternatively, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed above. If you make a valid mark-to-market election for the common shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted basis in such common shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make such a mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Treasury regulations. Our common shares are listed on the NASDAQ Capital Market, which is a qualified exchange for these purposes. Consequently, if you are a holder of our common shares and the common shares are regularly traded on the NASDAQ Capital Market, the mark-to-market election would be available to you were we to become a PFIC.

If you hold common shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the common shares and any gain realized on the disposition of the common shares.
You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in common shares

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is June 30. Beginning in 2011, that deadline will be reduced to no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Our Internet website is www.pansoft.com. We make available free of charge on our website our annual reports on Form 20-F and any amendments to such reports as soon as reasonably practicable following the electronic filing of such report with the SEC. In addition, we provide electronic or paper copies of our filings free of charge upon request. The information contained on our website is not part of, and should not be deemed incorporated by reference into, this report or any other report filed with or furnished to the SEC.

As a foreign private issuer, we are exempt from the rules under the Exchange Act requiring the filing of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.           Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentrations of credit risk

Accounts receivable potentially subjects the Company to concentrations of credit risk.  Management is of the opinion that any risk of accounting loss is significantly reduced due to the financial strength of the Company’s major customers.  The Company performs ongoing credit evaluations of its customers’ financial condition and evaluates management performance based on proceeds collected from projects.  Consequently, exposure to credit risk is accordingly limited.

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

In addition, the RMB is not a freely convertible currency.  The Company’s subsidiaries are allowed to pay outstanding current account obligations in foreign currency but must present the proper documentation to a designated foreign exchange bank.  There is no certainty that all future local currency can be repatriated.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

We received net proceeds of $8,392,920 from our IPO in September 2008 and have used approximately $3.25 million for our two new acquisitions (partial payments).  The remaining balance is held in our cash account and invested in low-risk certificate of bank deposits issued by banks in China and trusted investment accounts for investment funds as of June 30, 2010.  For the remainder of calendar year 2010, we expect to use approximately $4.40 million to complete the acquisitions and the commitment for new investment projects (See the details in the section of “Recent Accomplishments in Corporate Expansion” in ITEM 4.

ITEM 15. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a–15 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in reports we filed or submitted under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and included controls and procedures designed to ensure that information required to be disclosed in such reports was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Report on Internal Control Over Financial Reporting

Our management, with oversight by the Board of Directors is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in U.S. Securities Exchange Act Rules 13a-15(f) and 15d-15(f). Pansoft’s internal control system was designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation and fair presentation of financial statements in accordance with generally accepted accounting principles in the United States.

Pansoft’s management assessed the effectiveness of our internal control over financial reporting for the year ended June 30, 2010.  In making this assessment, management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of June 30, 2010.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(c) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the fiscal year ended June 30, 2010, the period covered by this annual report on Form 20-F, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert

Our Board of Directors has determined that the chair of our Audit Committee, Mr. Paul Gillis qualifies as an “audit committee financial expert” as defined under applicable SEC rules.

ITEM 16B. Code of Ethics

We have adopted a written Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, or principal accounting officer, a copy of which is posted on our website at http://www.pansoft.com/ under “Corporate Governance.”

ITEM 16C. Principal Accountant Fees and Services

The following table shows the fees that we paid or accrued for audit and other services provided by Crowe Horwath (HK) CPA Limited and AGCA, Inc. for the year ended June 30, 2010 and the six months ended June 30, 2009, respectively.

Name	Audit Fees(1)	Audit Related Fees	All Other Fees (2)

AGCA, Inc
For the year ended June 30, 2010	$52,097	$19,996	$Nil

For six months ended June 30, 2009	$Nil	$9,998	$Nil

Crowe Horwath (HK) CPA Limited
For the year ended:
June 30, 2010	$70,000	$Nil	$Nil
___
_______________________
(1)
Includes audit fees for the annual financial statements of the Company, and review of our Form 20F and fees normally provided in connection with statutory and regulatory filings for those fiscal periods

(2)	The fees are for review of SEC filings.

Our Audit Committee has pre-approved all of the audit and non-audit fees for the fiscal year 2010 in accordance with the pre-approval policy set forth above.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

ITEM 16F. Change in Registrant’s Certifying Accountant

On April 24, 2009, we dismissed MSCM LLP as our independent registered public accounting firm and engaged AGCA, Inc. as our independent registered public accounting firm.

On July 26, 2010, we dismissed AGCA, Inc. as our independent registered public accounting firm and engaged Crowe Horwath (HK) CPA Limited as our independent registered public accounting firm. The dismissal of AGCA, Inc. was approved and ratified by our Board of Directors.

MSCM LLP’s report dated March 27, 2009 on our balance sheets as of December 31, 2008 and 2007 and the related statements of income and comprehensive income, stockholders’ equity, and cash flows for the two years then ended did not contain an adverse opinion or a disclaimer of opinion, nor was qualified or modified as to uncertainty, audit scope, or accounting principles.

AGCA Inc.’s report dated March 24, 2010 on our balance sheet as of June 30, 2009 and the related statements of income and comprehensive income, stockholders’ equity, and cash flows for the six month period then ended did not contain an adverse opinion or a disclaimer of opinion, nor was qualified or modified as to uncertainty, audit scope, or accounting principles.

During the period covered by our consolidated financial statements for the two years ended December 31, 2008 and the subsequent interim period preceding our decision to dismiss MSCM LLP, we had no disagreements with them on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement if not resolved to the satisfaction of MSCM LLP, would have caused it to make reference to the subject matter of the disagreement in connection with its report.

During the period covered by our consolidated financial statements for the period from January 1, 2009 to June 30, 2009 and the subsequent interim period preceding our decision to dismiss AGCA, Inc., we had no disagreements with them on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement if not resolved to the satisfaction of AGCA, Inc., would have caused it to make reference to the subject matter of the disagreement in connection with its report.

During our two most recent fiscal years and the subsequent interim period prior to retaining Crowe Horwath (HK) CPA Limited neither we nor anyone on our behalf consulted Crowe Horwath (HK) CPA Limited regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements or any matter that was the subject of a disagreement or a reportable event as set forth in Item 304(a)(1)(iv) and (v), respectively, of Regulation S-K.

ITEM 16G. Corporate Governance

There are no significant differences between our corporate governance practices and those required of a U.S. domestic issuer under the NASDAQ Stock Market Rules, except as described below.  See also “Item 6. Directors, Senior Management and Employees – C. Board Practices.”  As a “foreign private issuer” under SEC rules and pursuant to British Virgin Island law, we are not required to provide proxy statements to shareholders in connection with our annual meeting of shareholders that comply with applicable proxy rules promulgated by the SEC. Consistent with British Virgin Island law, we will notify our shareholders of meetings no less than 15 days prior to the date of the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting.  In addition, our by-laws provide that shareholders must give us advance notice to properly introduce any business at a meeting of the shareholders, including nomination of directors to be elected at the annual meeting.  Our by laws also provide that shareholders may designate a proxy to act on their behalf, and we intend to solicit proxies in our next annual meeting of shareholders

ITEM 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm – Crowe Horwath (HK) CPA Limited
Report of Independent Registered Public Accounting Firm – AGCA, Inc.
Consolidated Balance Sheets as of June 30, 2010 and 2009
Consolidated Statements of Operations and Comprehensive Income for the Year Ended June 30, 2010 and the Six Months Ended June 30, 2009
Consolidated Statements of Shareholders' Equity for the Year Ended June 30, 2010 and the Six Months Ended June 30, 2009
Consolidated Statements of Cash Flows for the Year Ended June 30, 2010 and the Six Months Ended June 30, 2009
Notes to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Pansoft Company Limited

We have audited the accompanying consolidated balance sheet of Pansoft Company Limited (“Company”) and subsidiaries as of June 30, 2010 and the related consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of June 30, 2010 and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Crowe Horwath (HK) CPA Limited
Hong Kong, China
November 8, 2010

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

AGCA, Inc.

Arcadia, California
March 24, 2010

Pansoft Company Limited
Consolidated Balance Sheets

	June 30, 2010	June 30, 2009
Assets
Current assets
Cash and cash equivalents	$2,705,957	$11,330,991
Accounts receivable, net of allowance for doubtful accounts $91,684 (2009: $110,896)	1,391,960	801,364
Unbilled revenues	6,887,471	3,058,275
Prepayments, deposits and other receivables	386,420	193,132
Inventory	61,984	145,978
Short term investments - available-for-sale assets	7,399,608	-
Total current assets	18,833,400	15,529,740

Property and equipment, net	760,258	719,838
Deferred software development cost	-	36,600
Deposit for acquisition	1,340,029	-
Intangible assets	1,729,553	-
Goodwill	719,617	-
Total assets	$23,382,857	$16,286,178

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$1,347,421	$139,214
Acquisition payable	1,419,519	-
Deferred revenue	244,110	79,275
Income tax payable	325,079	6,108
Deferred income taxes	486,925	291,132
Total current liabilities	3,823,054	515,729

Stockholders' equity
Common stock (30,000,000 common shares authorized;
par value of $0.0059 per share; 5,438,232 shares issued
and outstanding as of June 30, 2010 and June 30, 2009)	32,080	32,080
Additional paid-in capital	9,011,160	8,564,028
Retained earnings	8,895,307	6,184,359
Statutory reserves	897,040	363,063
Accumulated other comprehensive income	724,216	626,919
Total stockholders’ equity	19,559,803	15,770,449
Total liabilities and stockholders’ equity	$23,382,857	$16,286,178
The accompanying notes are an integral part of these consolidated financial statements.

Pansoft Company Limited
Consolidated Statements of Operations and Comprehensive Income
	For the year ended June 30,	For the six months ended June 30,
	2010	2009

Revenues	$12,056,872	$2,939,906
Cost of revenues	6,252,280	1,687,587

Gross profit	5,804,592	1,252,319

Operating expenses (income)
General and administrative expenses	910,698	249,242
Selling expenses	367,776	121,794
Professional fees	459,728	170,387
Stock based compensation	441,232	341,974
	2,179,434	883,397

Income from operations	3,625,158	368,922

Investment income	208,824	-
Other income (expenses), net	65,134	(3,772)
Government grant	18,895	160,981
Finance cost	(19,915)	(22)
Interest income	40,184	63,588
Gain on disposition of property and equipment	1,242	732

Income before provision for income taxes	3,939,522	590,429
Income taxes	694,597	117,184

Net income	3,244,925	473,245

Other comprehensive income (loss)	97,297	(17,703)

Total comprehensive income	$3,342,222	$455,542

Basic earnings per share	$0.60	$0.09
Diluted earnings per share	$0.59	$0.09

Basic weighted average number of shares outstanding	5,438,232	5,438,232
Diluted weighted average number of shares outstanding	5,484,986	5,438,232
 The accompanying notes are an integral part of these consolidated financial statements.

Pansoft Company Limited
Consolidated Statements of Shareholders' Equity

	Common Shares		Additional			Accumulated Other
	Number	Amount	Paid In Capital	Retained Earnings	Statutory Reserves	Comprehensive Income	Total

Balance at December 31, 2008	5,438,232	$32,080	$8,222,054	$5,711,114	$363,063	$644,622	$14,972,933
Foreign currency translation adjustment	-	-	-	-	-	(17,703)	(17,703)
Net income	-	-	-	473,245	-	-	473,245
Stock option expense	-	-	341,974	-	-	-	341,974

Balance at June 30, 2009	5,438,232	$32,080	$8,564,028	$6,184,359	$363,063	$626,919	$15,770,449
Foreign currency translation adjustment	-	-	-	-	-	97,297	97,297
Net income	-	-	-	3,244,925	-	-	3,244,925
Adjustment to statutory reserves	-	-	-	(533,977)	533,977	-	-
Issuance of warrants	-	-	5,900	-	-	-	5,900
Stock option expense	-	-	441,232	-	-	-	441,232

Balance at June 30, 2010	5,438,232	$32,080	$9,011,160	$8,895,307	$897,040	$724,216	$19,559,803

The accompanying notes are an integral part of these consolidated financial statements.

Pansoft Company Limited
Consolidated Statements of Cash Flows
	For the year ended June 30, 2010	For the six months ended June 30, 2009
Cash flows from operating activities
Net income	$3,244,925	$473,245
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	193,053	100,289
Issuance of warrants in exchange for consultancy service	5,900	-
Stock-based compensation	441,232	341,974
Amortization and depreciation	289,273	127,390
Allowance for bad debt on accounts receivable	(19,756)	-
Gain on disposition of property and equipment	(1,242)	(732)
Changes in operating assets and liabilities:
Accounts receivable	(545,386)	333,315
Unbilled revenues	(3,558,347)	(839,498)
Prepayments, deposits and other receivables	(196,546)	(95,454)
Inventory	84,398	(77,685)
Accounts payable accrued liabilities	1,163,159	(755,183)
Advance from customers	(58,589)	-
Deferred revenues	164,137	(101,665)
Income tax payable	289,454	(186,065)

Cash generated from (used in) operating activities	1,495,665	(680,069)

Cash flows from investing activities
Short term investments - available-for-sale asset	(7,360,238)	-
Cash acquired from acquisition of IT Lamp (Note 4)	704,688	-
Cash consideration for acquisition of IT Lamp (Note 4)	(1,913,371)	-
Purchase of property and equipment	(234,470)	(160,692)
Proceeds from disposition of property and equipment	4,074	732
Deposit for acquisition	(1,332,899)	-

Cash used in investing activities	(10,132,216)	(159,960)

Cash flows from financing activities	-	-

Effect of exchange rate changes on cash and cash equivalents	11,517	(14,930)

Decrease in cash and cash equivalents	(8,625,034)	(854,959)
Cash and cash equivalents, beginning of period	11,330,991	12,185,950

Cash and cash equivalents, end of period	$2,705,957	$11,330,991

Supplemental cash flow information
Interest paid	$19,915	$-
Income tax paid	$213,225	$10,789

Non-cash transaction
Contingent consideration payable for acquisition of ITLamp (Note 4)	$1,419,519	$-

The accompanying notes are an integral part of these consolidated financial statements.

Pansoft Company Limited
Notes to the Consolidated Financial Statements

1.       Nature of Operations and Basis of Presentation

Pansoft Company Limited ("the Company") was incorporated in September 2001 in the British Virgin Islands and acquired 100% of Pansoft (China) Co. Ltd. ("PCCL") (formerly known as Pansoft (Jinan) Co., Ltd.) in June 2006. PCCL was incorporated in People's Republic of China ("PRC"). Upon acquisition by the Company, PCCL became a Foreign Investment Enterprise. PCCL is engaged in the development and marketing of accounting and enterprise resource planning (ERP) software primarily to resource and utility companies across the PRC.

Prior to the incorporation of the Company, PCCL was 100% owned by employees who ultimately became the controlling shareholders of the Company. As such, the opening retained earnings presented on the consolidated balance sheet and statement of shareholders' equity are presented using the continuity of interest method of accounting. Under this method, all activities of PCCL are included in the consolidated financial statements of the Company as if the Company had been the parent company for all periods presented.

On September 8, 2008, the Company completed an initial public offering of 1,200,000 common shares at $7.00 per share. The Company shares started trading on NASDAQ Capital Market the next day. Prior to the completion of IPO, the Company completed a 169.5253-for-one stock split in the form of a stock dividend to holders of ordinary shares.

In December 2008, PCCL established its subsidiary, Pansoft (Hong Kong) Limited ("PHKL") to serve overseas customers.

On December 11, 2009, the Company changed its fiscal year end to June 30 from December 31 to be more consistent with the purchasing cycle of its major customers.

On June 3, 2010, PCCL completed the acquisition of a 100% equity interest of Beijing ITLamp Technology Company Limited (“ITLamp”) as described in Note 4.

On June 29, 2010, the registered capital of PCCL was increased from $9,400,412 (RMB67,000,000) to $14,260,429 (RMB100,000,000) by capitalization of its retained earnings of $4,860,017 (RMB33,000,000).

2.        Significant Accounting Policies

Basis of preparation

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United Stated of America (“U.S. GAAP”).

Basis of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All inter-company accounts and transactions have been eliminated upon consolidation.

Cash and cash equivalents

Cash is comprised of cash on hand and at banks.  Cash equivalents are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to insignificant risk of change in value.

Accounts receivable

Accounts receivable are stated at original invoice amount less allowance made for doubtful receivables based on a review of all outstanding amounts at the period end.  An allowance for doubtful receivables is made when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Accounts receivables are written off when the Company has exhausted all reasonable means to collect the account and it has been determined that further collection efforts would be ineffective. The Company does not contain collateral on its accounts receivable.

Bad debt expense for the year ended June 30, 2010 and the six months ended June 30, 2009 amounted to $91,197 and $Nil and was included in general and administrative expenses.

Unbilled revenue and deferred revenue

Unbilled revenue represents the accumulated unbilled amount of revenue recognized in accordance with the Company’s revenue recognition policy.

Deferred revene represents the amount billed in advance of the period in which service is provided and revenue is earned.

Inventories

Inventories comprise hardware equipment and software purchased for clients’ use and is recorded at lower of cost or net realizable value.

Management periodically compares the cost of inventory with market as determined based on net realized value and records a reserve for obsolescence when necessary. No reserve for inventory obsolescence was made as of June 30, 2010 and 2009.

Available-for-sale investment

The Company classifies its marketable equity securities into trading or available-for-sale categories. Marketable securities are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrecognized gain or loss recognized in earnings. Marketable equity  securities not classified as trading are classified as available-for-sale and are carried at fair value, with unrecognized gain or loss, net of tax, included in determination of comprehensive income and reported in shareholders’ equity.

Research and development costs

All research and development the costs are expensed as incurred. Research and development costs for the year ended June 30, 2010 and the six months ended June 30, 2009 were $36,618 and $36,587 respectively, which were recorded in cost of sales.

Property and equipment

Property and equipment are recorded at cost. Depreciation is provided over the expected useful lives of the property and equipment with a 5% residual value using the following methods and annual rates:

Computer equipment	- 5 years straight line
Vehicles	- 5 years straight line
Office furniture	- 5 years straight line
Leasehold improvements	- 3 years straight line
Computer software	- 3 years straight line (without 5% residual value)

Maintenance and repair expenditures, which do not improve or extend an assets' productive life, are expensed as incurred.

Goodwill and intangibles

Intangibles with a definite life, including customer relationships and software - copyright, and goodwill were recorded in connection  with the acquisition of ITLamp.

Intangible assets are amortized based on their estimated economic lives using the following methods and annual rates:

Customer relationship	- 5 years straight line
Software - copyright	- 1 to 3 years straight line

Goodwill represents the excess of the cost of acquisition over the fair value of net assets acquired. Goodwill is not amortized, but is instead tested for impairment annually.

Impairment of long-lived assets

Property, Plant, and Equipment
Long-lived assets held for use are periodically reviewed for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable.  When the carrying value exceeds the undiscounted future cash flows expected to be derived from assets, an impairment loss is recorded for the excess of carrying value over the future estimated undiscounted cash flow.

Impairment of long-lived assets – Continued

Impairment of Goodwill

The carrying value of goodwill is evaluated annually or more frequently if events or circumstances indicate that an impairment loss may have occurred. Such circumstances could include, but are not limited to, a significant adverse change in business climate, increased competition or other economic conditions. Under FASB Accounting Standard Codification (ASC) Topic 350 “Intangibles — Goodwill and Other”, goodwill is tested at a reporting unit level. The impairment test involves a two-step process. The first step involves comparing the fair value of the reporting unit to which the goodwill is assigned to its carrying amount. If this comparison indicates that a reporting unit’s estimated fair value is less than its carrying value, a second step is required. If applicable, the second step requires us to allocate the estimated fair value of the reporting unit to the estimated fair value of the reporting unit’s net assets, with any fair value in excess of amounts allocated to such net assets representing the implied fair value of goodwill for that reporting unit. If the carrying value of the goodwill exceeds its fair value, the carrying value is written down by an amount equal to such excess.

The goodwill impairment testing process involves the use of significant assumptions, estimates and judgments, and is subject to inherent uncertainties and subjectivity. Estimating a reporting unit’s discounted cash flows involves the use of significant assumptions, estimates and judgments with respect to a variety of factors, including sales, gross margin and selling, general and administrative rates, capital expenditures, cash flows and the selection of an appropriate discount rate. Projected sales, gross margin and selling, general and administrative expense rate assumptions and capital expenditures are based on our annual business plans and other forecasted results. Discount rates reflect market-based estimates of the risks associated with the projected cash flows of the reporting unit directly resulting from the use of its assets in its operations. These estimates are based on the best information available to us as of the date of the impairment assessment.

Government grants

Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is deducted from the carrying amount of the asset and released to the consolidated statements of comprehensive income by way of a reduced depreciation charge.

Income taxes

The Company uses the liability method of accounting for income taxes.  Under ASC Topic 740 “Income Taxes”, deferred tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit.  Deferred tax assets and liabilities are measured using enacted rates applicable to income in the years in which those temporary differences are expected to be recovered or settled.  The effect of a change in tax rates on deferred tax assets and liabilities is reflected in the statement of operations in the period in which the change occurs.  Valuation allowances are established when necessary to reduce future tax assets to the amount expected to be realized.

The Company did not have any material unrecognized tax benefits and there was no effect on its financial condition or results of operations as a result of implementing ASC Topic 740.  The Company files income tax returns in the PRC jurisdictions.   The Company does not believe there will be any material changes in its unrecognized tax positions over the next 12 months.  As of the date of adoption of ASC Topic 740, the Company did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the year. The Company's effective tax rate differs from the statutory rate primarily due to non-deductible expenses, non-taxable income and preferential tax treatment.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or its withholding agents. The statue of limitations extends to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitation is ten years. There is no statute of limitation of in case of tax evasion.

Revenue recognition

Revenues from contracts for software system integration and development services where the Company designs/redesigns, builds and implements new or enhanced systems applications and related processes for its clients are recognized on the percentage-of-completion method in accordance with ASC Topic 605-35 “Revenue Recognition – Construction-Type and Production-Type Contracts.” The Company recognizes revenue using percentage-of-completion accounting bycalculating the percentage of services provided during the reporting period compared to the total estimated services to be provided over the duration of the contract.

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

If the Company's estimates indicate that a contract loss will occur, a loss provision is recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract and are included in Cost of services and classified in other accrued liabilities. To date, the Company has not experienced material losses on contracts in process or completed contracts.

For software system integration and development services, the Company sometimes provides its customers with a limited warranty for approximately one year following the customer's initial acceptance of the completed project. Retention by the customer of the last 5% - 10% of the contract price is considered the milestone for the commencement of the warranty period on such contracts. For those contracts with warranty clauses, 5% - 10% of the contract amount is not recognized as revenue or invoiced until the warranty period expires.

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

Revenue from sale of hardware and synthesis software is recognized when the i) significant risks and rewards of ownership have been transferred to the customer at the time when the products are delivered to and accepted by its customers, ii) the price is fixed or determinable as stated on the sales contract, and iii) collectability is reasonably assured.  Customers do not have a general right of return on hardware delivered.  Products returns to the Company have been insignificant.

Advertising costs

Advertising costs are charged to expenses when incurred and are included in selling expenses. Advertising costs for the year ended June 30, 2010 and the six months ended June 30, 2009 were $21,961 and $4,752, respectively.

Foreign exchange

The Company's functional currency is the Chinese RMB and its reporting currency is the U.S. dollar.  The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars in accordance with ASC Topic 830 “Foreign Currency Matters”.  All asset and liability accounts have been translated using the exchange rate in effect at the balance sheet date.  Equity accounts have been translated at their historical exchange rates when the capital transaction occurred.  Statements of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with ASC Topic 220 “Comprehensive Income”. The following exchange rates were used:

	June 30, 2010	June 30, 2009

Period end RMB U.S. Dollar exchange rate	6.7909	6.8307
Average period RMB U.S. Dollar exchange rate	6.8272	6.8331

For the year ended June 30, 2010 and the six months ended June 30, 2009, the foreign currency translation adjustment profit of $97,297 and loss of $17,703, respectively, were reported as other comprehensive income in the consolidated statement of operations.

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

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions in the Company’s consolidated financial statements include determining the fair values of assets and liabilities acquired in business combinations, the calculation of percentage of completion of contracts for revenue recognition, the estimated useful lives of property and equipment and intangible assets with determinable lives, recoverability of the carrying values of property and equipment, goodwill and other intangible assets, the fair values of share-based payments, contingent consideration payable for acquisition and allowance for doubtful receivables.  Actual results could differ from those estimates.

Stock-based compensation

Compensation cost related to share options or similar equity instruments are measured at fair value as of the date of the award and recognized over the requisite service period, which is generally the same as the vesting period. When no future services are required to be performed in exchange for the award, and if such award does not contain a performance or market condition, the cost of the award (as measured based on the grant-date fair value) is expensed on the grant date.

Comprehensive income

Comprehensive income is the sum of net income and other comprehensive income reported in the consolidated statements of income and comprehensive income.  Other comprehensive income or loss includes accumulated foreign currency translation gains and losses and unrealized gains or losses from available-for-sale investment.  The Company has reported the components of comprehensive income on its consolidated statements of shareholders' equity.

Earnings per share

In accordance with ASC Topic 260 “Earnings Per Share”, basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of common shares and dilutive shares outstanding during the period using the treasury stock method.

 Fair value of financial instruments

ASC Topic 820 “Fair Value Measurement and Disclosures” defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

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

The carrying values of cash and cash equivalents, trade receivables and payables approximate their fair values due to their short maturities.

The financial assets and liabilities of the Company subject to fair value measurements on a recurring basis and the necessary disclosures are as follows:

Fair Value Measurements Using				Assets/Liabilities
	Level 1	Level 2	Level 3	At Fair Value
Guaranteed investment contracts at June 30, 2010	$-	-	7,399,608	$7,399,608

The Company did not identify any other non-recurring assets and liabilities that are required to be presented on the consolidated balance sheets at fair value in accordance with the relevant accounting standards.

3.        Recent Accounting Pronouncements

In October 2009, the FASB issued ASU No. 2009-13, “Multiple-Deliverable Revenue Arrangements.” This ASU establishes the accounting and reporting guidance for arrangements including multiple revenue-generating activities. This ASU provides amendments to the criteria for separating deliverables, measuring and allocating arrangement consideration to one or more units of accounting. The amendments in this ASU also establish a selling price hierarchy for determining the selling price of a deliverable. Significantly enhanced disclosures are also required to provide information about a vendor’s multiple-deliverable revenue arrangements, including information about the nature and terms, significant deliverables, and its performance within arrangements. The amendments also require providing information about the significant judgments made and changes to those judgments and about how the application of the relative selling-price method affects the timing or amount of revenue recognition.

In October 2009, the FASB issued ASU No. 2009-14, “Certain Revenue Arrangements That Include Software Elements” (“ASU 2009-14”), to exclude all tangible products containing both software and non-software components that function together to deliver the product’s essential functionality with respect to certain revenue arrangements that include software elements.

ASU 2009-13 and ASU 2009-14 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. The adoption of these standards is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2009, FASB issued ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”. This ASU amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R). The amendments in this ASU replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this ASU also require additional disclosures about a reporting entity’s involvement in variable interest entities, which will enhance the information provided to users of financial statements.  This ASU is effective for interim and annual reporting periods beginning after November 30, 2009. The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

In January 2010, FASB issued ASU No. 2010-02 regarding accounting and reporting for decreases in ownership of a subsidiary.  Under this guidance, an entity is required to deconsolidate a subsidiary when the entity ceases to have a controlling financial interest in the subsidiary.  Upon deconsolidation of a subsidiary, an entity recognizes a gain or loss on the transaction and measures any retained investment in the subsidiary at fair value.  In contrast, an entity is required to account for a decrease in its ownership interest of a subsidiary that does not result in a change of control of the subsidiary as an equity transaction.  This ASU clarifies the scope of the decrease in ownership provisions, and expands the disclosures about the deconsolidation of a subsidiary or de-recognition of a group of assets.  This ASU is effective beginning in the first interim or annual reporting period ending on or after December 31, 2009.  The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements”, which requires a number of additional disclosures regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Except for the expanded disclosure requirements, the adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements”.  This amendment addresses both the interaction of the requirements of this Topic with the SEC’s reporting requirements and the intended breadth of the reissuance disclosure provision related to subsequent events (paragraph 855-10-50-4).  All of the amendments in this Update are effective upon issuance of the final Update, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010.  The adoption of this ASU did not have a material impact on the Company’s financial statements.

In April 2010, the FASB issued ASU 2010-13, “Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades - a consensus of the FASB Emerging Issues Task Force”.  The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010.  Earlier application is permitted.  The Company does not expect the provisions of ASU 2010-13 to have a material impact on the Company’s consolidated financial statements.

In May 2010, the FASB issued ASU 2010-19, “Foreign Currency (Topic 830): Foreign Currency Issues: Multiple Foreign Currency Exchange Rates”.  The amendments in this ASU are effective as of the announcement date of March 18, 2010. The adoption of this update did not have a material impact on the Company’s consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20, “Receivables (Topic 310): Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”. This ASU amended Topic 310 to improve the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses. As a result these amendments, an entity is required to disaggregate by portfolio segment or class certain existing disclosure and provide certain new disclosures about its financing receivables and related allowance for credit losses. For public entities, the disclosures as of end of a reporting period are effective for interim and annual reporting periods ending or after December 15, 2010. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. Except for the expanded disclosure requirements, the adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

4.        Acquisition
Pursuant to an acquisition agreement (“the Agreement”) dated May 18, 2010, PCCL, acquired a 100% equity interest in ITLamp during the fiscal year of 2010 from unrelated parties. Beijing ITLamp is engaged in the business of selling and developing software and provision of IT professional services.

According to the Agreement, the purchase consideration was satisfied by a cash payment of $1,913,371 (equivalent to RMB13,064,500), and issuance of common stock of the Company with a total value of $1,903,925 (equivalent to RMB 13,000,000) if ITLamp fulfilled the following conditions:-

a)	The revenue for the calendar year of 2010 should at least be 110% of that of the calendar year of 2009, determined in accordance with US GAAP;
b)
If a) is not achieved, then the common stock can still be issued if the revenue for the calendar year of 2011 should at least be 110% of that of the calendar year of 2009, determined in accordance with US GAAP.

c)	If b) is not achieved, no common stock should be issued.
d)	Should a) be achieved, shares of common stock are to be issued with the market value of RMB13,000,000 based on the average market price of the last 20 trading day before December 31, 2010.
e)	Should b) be achieved, shares of common stock are to be issued with the market value of RMB13,000,000 based on the average market price of the last 20 trading day before December 31, 2011.
f)	Should a) be achieved, the common stock will be issued and released to Mr. Xu Yan Ming, the major shareholder who is also a key management member of the ITLamp, as follows:-

➢	After December 31, 2011, one-third of the common stock will be issued

➢	After December 31, 2012, another one-third of the common stock will be issued

➢	After December 31, 2013, all the remaining common stock will be issued

If Mr. Xu resigns from ITLamp on or before December 31, 2011, PCCL has the right to ask Mr Xu to return all common stock at no consideration; if he resigns after December 31, 2010 but before December 31, 2012, the Company has the right to ask Mr Xu to return 2/3 shares at no consideration; and if he resigns after December 31, 2012 but before December 31, 2013, PCCL has the right to ask Mr. Xu to return 1/3 shares at no consideration.

g)	Should b) be achieved, the common stock will be released to Mr. Xu, similar to f) above, except that all issuance periods will be deferred by one year.

Should Mr. Xu resign from ITLamp, he would be required to return shares to the Company, similar to f) above, except that all the relevant time periods are deferred by one year.

The acquisition was completed on June 3, 2010. The Company accounted for the acquisition using the purchase method.
The Company makes estimates and judgments in determining the fair values of the contingent consideration and the fair values of the assets acquired and liabilities assumed based on independent appraisal report as well as its experience in the valuation of similar assets and liabilities.  If different judgments and assumptions were used, the amounts assigned to the contingent consideration and the acquired assets and liabilities could be materially different.

The following summarizes the purchase price allocated to the fair value of the Company’s share of the net assets acquired at the acquisition date:-

Cash at bank and in hand	$704,688
Property and equipment	30,143
Other current assets	354,970
Customer relationship	890,397
Software-copyright	866,486
Other liabilities	(233,411)

Fair value of net assets acquired	2,613,273
Goodwill	719,617

Total purchase price	$3,332,890

Satisfied by:
Cash	$1,913,371
Contingent consideration at fair value	1,419,519

$3,332,890

If the Acquisition had been completed on July 1, 2009, the Company’s revenue would have been $13,087,166 and net income for the year ended June 30, 2010 would have been $4,041,293. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Company for the year ended June 30, 2010 that actually would have been achieved had the acquisition been completed on July 1, 2009, nor is it intended to be a projection of future results.

5.        Property and Equipment

	Cost	Accumulated Depreciation	June 30, 2010 Net Book Value
Computer equipment	$1,161,655	$(536,210)	$625,445
Vehicles	193,712	(153,646)	40,066
Office furniture	7,800	(5,135)	2,665
Leasehold improvements	35,273	(11,169)	24,104
Software	90,363	(22,385)	67,978
Total	$1,488,803	$(728,545)	$760,258

	Cost	Accumulated Depreciation	June 30, 2009 Net Book Value
Computer equipment	$1,010,440	$(404,656)	$605,784
Vehicles	192,585	(141,348)	51,237
Office furniture	11,484	(8,423)	3,061
Leasehold improvements	35,570	-	35,570
Software	28,657	(4,471)	24,186
Total	$1,278,736	$(558,898)	$719,838

Total depreciation expense for the year ended June 30, 2010 was $225,325 with $166,021 included in cost of sales, $58,285 in general and administrative expenses, and $1,019 in selling expenses.

Total depreciation expense for the six months ended June 30, 2009 was $90,803 with $72,927 included in cost of sales, $17,486 in general and administrative expenses, and $390 in selling expenses.

6.       Goodwill

	June 30, 2010	June 30, 2009

Acquisition of ITLamp (Note 4)	$719,617	$-

7.       Intangible Assets

	June 30, 2010	June 30, 2009
Customer relationship (Note 4)	$890,397	$-
Software – copyright (Note 4)	866,486	-
	1,756,883	-
Less: accumulated amortization	(27,330)	-
	$1,729,553	$-

Amortization expense for the year ended June 30, 2010 and the six months ended June 30, 2009 was $27,330 and $Nil respectively. The amortization expense was included in general and administrative expenses.

The expected future amortization expense is as follows:

Year ending
June 30, 2011	$351,377
June 30, 2012	351,377
June 30, 2013	351,377
June 30, 2014	351,377
June 30, 2015	324,045
$1,729,553

8.       Deferred Software Development Cost

	June 30, 2010	June 30, 2009
Software development cost	$220,884	$219,597
Less: accumulated amortization	(220,884)	(182,997)
	$-	$36,600

Amortization expense for the year ended June 30, 2010 and the six months ended June 30, 2009 was $36,618 and $36,587 respectively. The amortization expense was included in cost of sales.

9.      Deposit for Acquisition

Pursuant to an acquisition agreement dated April 22, 2010, the Company would acquire 55% equity interest in Shandong HongAo Power Technology Limited (“HongAo Power”) for a cash consideration of $2,680,058. HongAo Power is a leading comprehensive technology solution and service provider focused on energy-saving and pollution-reducing solutions for the thermal power generation industry in China. The acquisition is expected to be completed in the next fiscal year. As of June 30, 2010, the Company had paid a cash deposit of $1,340,029 for this acquisition.

10.           Short Term Investments - Available-for-sale Assets

	Period covered	June 30, 2010	June 30, 2009
China Merchants Bank	Nov 5, 2009 – Nov 5, 2010	$2,208,838	$-
China Merchants Bank	Jun 13, 2010 – Jul 7, 2010	1,767,071	-
China Merchants Bank	Mar 10, 2010 – Mar 10, 2011	1,472,559	-
Evergrowing Bank Co. Ltd.	May 14, 2010 – May 14, 2011	1,951,140	-

		$7,399,608	$-

As of June 30, 2010, the Company placed investment funds with various trustees for expected investment returns of 2.25% - 7.5% per annum. During the year ended June 30, 2010 and the six months ended June 30, 2009, investment income of $208,824 and $Nil was earned.

The carrying amounts of these assets approximate their fair value.

11.    Acquisition Payable

Acquisition payable of $1,419,519 represents the fair value of contingent consideration payable to the sellers of ITLamp. Pursuant to the ITLamp acquisition as described in Note 4, the Company is obligated to issue common stock to the shareholders of ITLamp if ITLamp meets the certain revenue targets in 2010 or 2011 calendar years. The fair value of the contingent payment is determined based on independent appraisal report.

The fair value of the purchase consideration has been calculated by using the discount for lack of marketability (“DLOM”) valuation model, taking into account the terms and conditions upon the completion date of acquisition. The significant assumptions and inputs used in valuation model are as follows:

	Tranche 1	Tranche 2	Tranche 3
Valuation date	Jun 3, 2010	Jun 3, 2010	Jun 3, 2010
Maturity date	Dec 31, 2011	Dec 31, 2012	Dec 31, 2013
Volatility	42.40%	44.01%	40.87%
Risk-free interest rate	0.66%	1.12%	1.61%
Dividend yield	1.48%	1.36%	1.24%
DLOM applied	21.29%	27.05%	27.99%
Fair value of each tranche	$499,523	$462,972	$457,024

12.        Statutory Reserves

In accordance with the laws and regulations of the PRC, all wholly-foreign owned enterprises have to set aside a portion of their net income each year as statutory reserves.  The proportion of allocation for reserve funds is no less than 10 percent of the profit after tax until the accumulated amount of allocation for statutory surplus reserve funds reaches 50 percent of the registered capital. Statutory reserves represent restricted retained earnings. Statutory reserves are to be utilized to offset prior years' losses, or to increase its share capital. When a limited liability company converts its statutory reserves to capital in accordance with a shareholders' resolution, the Company will either distribute new shares in proportion to the number of shares held by each shareholder, or increase the par value of each share. Except for the reduction of losses incurred, any other usage should not result in this reserve balance falling below 25% of the registered capital. The funds accumulated by PCCL as of June 30, 2010 and June 30, 2009 were $897,040 and $363,063, respectively, $533,977 has been set aside during the year ended June 30, 2010.

13.        Income Taxes

The Company is not subject to tax in the British Virgin Islands. PCCL’s subsidiaries in mainland China files income tax returns in the PRC. Pansoft’s subsidiary in Hong Kong files tax returns in Hong Kong. The Company does not believe there will be any material changes in its unrecognized tax positions over the next 12 months.

In 2007, Pansoft's operating subsidiary PCCL was subject to the enterprise income tax at the reduced applicable rate of 7.5%, as PCCL was classified as a "software enterprise" and "high-technology enterprise" business. The Company was able to enjoy a further reduction to 0% due to being a foreign investment enterprise ("FIE").

On March 16, 2007, The National People's Congress of China passed "The Law of the People's Republic of China on Enterprise Income Tax" (the "Enterprise Income Tax Law").  The Enterprise Income Tax Law became effective on January 1, 2008.  This new law eliminated the existing preferential tax treatment that is available to the FIEs but provides grandfathering of the preferential tax treatment currently enjoyed by the FIE's.  Under the new law, both domestic companies and FIE's are subject to a unified income tax rate of 25%. PCCL's two-year tax holiday ended in December 2007 and the Company is currently eligible for the 50% exemption from tax for the calendar years ending December 31, 2008 through December 31, 2010 under the grandfathering provisions in the Enterprise Income Tax Law.

The benefit of the tax holiday for the year ended June 30, 2010 and the six months ended June 30, 2009 was $396,158 and $117,184.

The PRC tax bureau approved an extra deduction of $350,382 (RMB9,568,536) for research and development expenditures incurred by PCCL up to December 31, 2009.

A reconciliation of consolidated corporate income taxes at the statutory rate of  25% and the Company's effective income tax rate for the year ended June 30, 2010 and the six months ended June 30, 2009, respectively is shown as follows:
	For the year ended June 30,	For the six months ended June 30,
	2010	2009

Income before provision for income taxes	$3,939,522	$590,429
Statutory rate	25%	25%
Income tax at statutory rate	984,880	147,607
Stock-based compensation	110,308	85,494
Extra deduction for research and development expenditures	(350,382)	-
Non-deductible expenses	88,431	-
Income tax on capitalization of retained earnings of PCCL (Note 1)	258,732	-
Others	(1,214)	1,267
Effect of 50% preferential tax reduction	(396,158)	(117,184)
Income tax provision	$694,597	$117,184

Current income taxes	$501,544	$16,895
Deferred income taxes	193,053	100,289
Total income tax provisions	$694,597	$117,184

The significant components of deferred tax assets (liabilities) are as follows:
	For the year ended June 30,	For the six months ended June 30,
	2010	2009
Timing difference on revenue recognition	$(1,592,007)	$(744,750)
Write off of accounts receivable	51,044	57,717
Plant, equipment and capitalized software cost	(59,130)	(37,063)
Other temporary differences	201,085	-
Net operating loss carryforward	434,193	141,832
	(964,815)	(582,264)
Effect of 50% tax reduction	477,890	291,132
Net deferred income tax liabilities	$(486,925)	$(291,132)

The Company has a tax loss carryforward in China of $1,736,771 which expires in 2016.  No valuation allowance has been provided because the Company believes it is more likely than not that the tax benefit of the carryforward can be realized.   The Company also has a tax loss carryforward of $51,029 in Hong Kong which can be carried forward indefinitely to offset future profit.  A valuation allowance of $51,029 has been provided for this deferred tax asset because the Company does not believe it is more likely than not that the tax benefit of the loss carryforward can be realized.

14.        Earnings Per Share

	For the year ended June 30, 2010	For the six months ended June 30, 2009
Net income used for basic and diluted net income per common share	$3,244,925	$473,245

Weighted average common shares outstanding – basic	5,438,232	5,438,232
Effect of dilutive securities:
Earnings contingency	24,945	-
Options	21,809	-
Weighted average common shares outstanding– diluted	5,484,986	5,438,232
Earnings per common share – basic	$0.60	$0.09
Earnings per common share – diluted	$0.59	$0.09

Contingent shares were included in the denominator of diluted earnings per share on a weighted-average basis from the completion of the acquisition in accordance with ASC Topic 260-10-45-49.  Year-to-date revenue of ITLamp is compared to the revenue target, as defined in the contingent share arrangement (Notes 4 and 11).

Except for the stock options granted in December 2008 and May 2009, all common stock equivalent were anti-dilutive and accordingly were excluded from the calculation of diluted earnings per share for the year ended June 30, 2010. All common stock equivalents were anti-dilutive and accordingly were excluded from the calculations of diluted earnings per share for the six months ended June 30, 2009.

15.           Shareholders’ Equity

Common stock

On July 21, 2008, The Company’s Board of Directors approved a 169.529280-for-1 stock split of the Company’s common stock, whereby each share held by holders of record as of July 21, 2008 was subdivided into 169.529280 shares. The effects of this common stock split have been retroactively applied to the accompanying consolidated financial statement and notes thereto. On September 8, 2008, the Company completed an initial public offering (“IPO”) on NASDAQ.

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

On November 5, 2009 the Company issued  10,000 warrants to Sunrise Capital Group LLC, in exchange for professional services. The fair value of each warrant was $0.59.

The Company estimates the fair value of warrants using the Black-Scholes valuation model, consistent with the provisions of SFAS No. 123(R), "Share-Based Payment" (SFAS No. 123(R)) and SAB No. 107, which was primarily codified to the Topic 718 “Compensation – Stock Compensation”. Key inputs and assumptions used to estimate the fair value of warrants include the expected option term, volatility of the Company's stock and the risk-free rate. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by warrants holder who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company.

The key input and assumptions are as follows:

Exercise price	$7.0
Expected life	2
Volatility	12%
Risk free rate	1.327%
Dividend yield	0%
Warrants value	$0.59

Number of Warrants Outstanding
June 30, 2009	120,000
Granted	10,000
Exercised	-
Cancelled / Lapsed	(60,000)
June 30, 2010	70,000

The following table shows the number of warrants with other information as of June 30, 2010:

Outstanding Warrants			Exercisable Warrants
Weighted Average Exercise Price	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercise Number
$8.4	60,000	2.2 years	$8.4	60,000
$7.0	10,000	1.35 years	$7.0	10,000
$8.2	70,000	2.08	$8.2	70,000

The market value of the Company’s common stock at June 30, 2010 was $4.5. The outstanding warrants had no intrinsic value at June 30, 2010.

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

The following table shows the number of stock options with other information as of June 30, 2010:

Outstanding Stock Options			Exercisable Options
Weighted Average Exercise Price	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercise Number
$7.00	307,000	3.25 years	$7.00	-
$6.33	30,000	2.66 years	$6.33	-
$5.20	14,000	1.89 years	$5.20	-
$4.96	20,000	2.99 years	$4.96	-
$2.74	39,000	2.11 years	$2.74	-
$6.38	410,000	3.04 years	$6.38	-

The Company estimates the fair value of stock options using the Black-Scholes valuation model, consistent with the provisions of SFAS No. 123(R), "Share-Based Payment" (SFAS No. 123(R)) and SAB No. 107, which was primarily codified to ASC Topic 718 “Compensation – Stock Compensation”. Key inputs and assumptions used to estimate the fair value of stock options include the grant price of the award, the expected option term, volatility of the Company's stock and the risk-free rate. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company.

The fair value of each stock option grant was estimated at the date of grant using a Black-Scholes option pricing model. The following table summarizes the options granted in 2009 and 2010.

The assumptions used in the stock option valuation are as follows:

Grant Date	Sep 8, 2008	Dec 13, 2008	Dec 13, 2008	May 22, 2009	Feb 25, 2010	June 25, 2010
Option granted	321,000	31,000	15,000	14,000	30,000	20,000
Expired	(14,000)	(7,000)	-	-	-	-
Outstanding	307,000	24,000	15,000	14,000	30,000	20,000
Exercise price	$7.00	$2.74	$2.74	$5.20	$6.33	$4.96
Expected life	5	3	5	3	3	3
Volatility	75%	75%	75%	12%	12%	12%
Risk free rate	2.98%	1.05%	1.55%	1.327%	1.327%	1.327%
Dividend yield	0%	0%	0%	0%	0%	0%
Option value	$4.39	$1.39	$1.72	$0.53	$0.64	$0.50

In September 2008, the Company granted 321,000 options to its directors, management and key employees at an exercise price of $7.00, vesting at a rate of 20% per year for five years. The fair value of these stock options was determined to be $4.39 per stock option. In December 2008, the Company granted 46,000 options to its directors, financial advisor and Interim CFO at an exercise price of $2.74. The vesting rate is 33% per year for two years and 34% for one year for the options granted to the directors and advisor and at the rate of 20% per year for five years for the options granted to Interim CFO. The fair value of these stock options was determined to be $1.39 and $1.72 per stock option, respectively. In May 2009, the Company granted 14,000 options to its director at an exercise price of $5.20. The vesting rate is 33% per year for two years and 34% for one year for the options granted to the director. This share option became effective after approval at the annual general meeting on July 20, 2009. The fair value of these stock options was determined to be $0.73 per stock option. In February 2010, the Company granted 30,000 options to its directors at an exercise price of $6.33. The vesting rate is 33% per year for two years and 34% for one year for the options granted to the directors. The fair value of these stock options was determined to be $1.15 per stock option. In June 2010, the Company granted 20,000 options to its management at an exercise price of $4.96. The vesting rate is 33% per year for two years and 34% for one year for the options granted to the management. The fair value of these stock options was determined to be $0.90 per stock option.

A total of $441,232 and $341,974 was included in the stock option expense for the year ended June 30, 2010 and the six months ended June 30, 2009, respectively. As of June 30, 2010 and June 30, 2009, there was approximately $519,573 and $934,054, respectively, of unrecognized compensation costs related to the non-vested share-based arrangements granted under the Company's stock option plan. Those costs are expected to be recognized over a weighted-average period of approximately 3.04 years and 4.11 years as of June 30, 2010 and June 30, 2009, respectively.

Number of Options Outstanding
June 30, 2009	367,000
Granted	64,000
Exercised	-
Expired	(21,000)
June 30, 2010	410,000

In May 2009, one of the directors had resigned. In accordance with the stock option plan, 7,000 share options with an exercise price of $7.00 and 7,000 share options with an exercise price of $2.74 expired in August 2009.

In March 2010, one of the employees had resigned, in accordance with the stock option plan, 7,000 share options with an exercise price of $7.00 expired in June 2010.

16.      Operating Lease Commitments

The Company was obligated under operating leases requiring minimum rentals as of June 30, 2010 as follows:

Payable within:
- year ending June 30, 2011	$78,533
- year ending June 30, 2012	11,088
- year ending June 30, 2013	5,961
Total minimum lease payments	$95,582

17.           Capital Commitments

As of June 30, 2010, the Company had a total capital commitment of $1,340,029 for the acquisition of 55% equity interest in HongAo Power, which was not provided in the financial statements and is expected to be disbursed in the next fiscal year (Note 9).

18.      Financial Instruments

Concentrations of credit risk

Accounts receivable potentially subject the Company to concentrations of credit risk.  Management is of the opinion that any risk of accounting loss is significantly reduced due to the financial strength of the Company's major customers.  The Company performs ongoing credit evaluations of its customers' financial condition and evaluates management performance based on proceeds collected from projects.  Consequently, exposure to credit risk is limited accordingly.

The credit risk on the cash equivalents is limited because the counterparties are banks with high credit ratings.

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

19.      Economic Dependence

For the year ended June 30, 2010, two customers individually comprised 40% and 28% of revenue, compared with 36% and 23% respectively for the six months ended June 30, 2009. In addition, the subsidiaries of the Company's two major customers accounted for total of 23% and 34% of revenue for the year ended June 30, 2010 and the six months ended June 30, 2009.

There were four customers that individually comprise 38%, 22%, 16% and 11% of accounts receivable as of June 30, 2010. There were two customers that individually comprise 83% and 16% of accounts receivable as of June 30, 2009.

20.      Segment Information

The Company applies ASC Topic 280-10-50 regarding segment reporting disclosure. The Company views its operations and manages its business as one segment: the design, development, implementation and servicing of ERP systems. Factors used to identify the Company's single operating segment include the organizational structure of the Company and the financial information available for evaluation by the chief operating decision-maker in making decisions about how to allocate resources and assess performance.  The Company operates predominantly in one geographical area, the PRC.

21.      Subsequent Events

On July 28, 2010, the Company signed an agreement with Jinan City Housing Industrialization Development Center, a state-run business under the Urban Construction Committee of the Jinan Municipal Government, to set up a subsidiary to develop and operate a web based software platform.

Under the agreement, the Company will invest a total of RMB 15 million over three years for a 70% stake in the subsidiary.  Jinan Housing Industrialization Development Center will provide the relevant technology in exchange for a 30% stake in the subsidiary.

On August 23, 2010, the Company signed an agreement to form a joint venture with two Japanese entities, Management Information Center Co., Ltd. and Seven Colors Corporation (the “JV Partners??.  This joint venture, named Pansoft (Japan) Company Limited (“Pansoft (Japan)”), will merge the related divisions from the JV Partners to engage in a contractual relationship with Sharp Business Software Development Center (SBC), a unit of Sharp Corporation (“Sharp”), to conduct outsourced mobile-phone software testing.

Under the agreement, the Company will invest a total of RMB 18 million (USD $2.7 million) for an 80% stake in Pansoft (Japan), which will have two subsidiaries. The first subsidiary will comprise the two departments merged from the JV Partners and will be based in Osaka, Japan. The other subsidiary will establish a software development and testing center in Jinan, China, which will start receiving orders from Sharp immediately upon the founding of Pansoft (Japan). The JV Partners will be responsible for sourcing business orders and maintaining the relationship with SBC. In 2009, the JV partners’ divisions received JPY 450 million (approximately $5.2 million) in revenue from SBC.

On October 29, 2010, the Company announced that the board of the directors has authorized a share repurchase program funding under which the Company would repurchase up to $1 million of its common shares over the next three month from the date of announcement. No common shares have been repurchased up to the date of this annual report.

ITEM 19.  EXHIBITS

Number	Description

1.1	Memorandum of Association of Pansoft Company Limited (incorporated herein by reference to the Company's S-1/A, dated July 28, 2008, Exhibit 3.1).

1.2	Articles of Association of Pansoft Company Limited. (incorporated herein by reference to the Company's S-1/A, dated July 28, 2008, Exhibit 3.2)

2.1	Specimen Certificate for Common Stock (incorporated herein by reference to the Company's S-1/A, dated August 12, 2008, Exhibit 4.1)

2.2	Form of Placement Agent's Warrant (incorporated herein by reference to the Company's S-1, dated May 14, 2008, Exhibit 4.2)

4.1	Form of Technology Development (Commission) Contract for Pansoft (Jinan) Co., Ltd. (incorporated herein by reference to the Company's S-1, dated May 14, 2008, Exhibit 10.1)

4.2	Form of Product Purchase and Sales Contract for Pansoft (Jinan) Co., Ltd. (incorporated herein by reference to the Company's S-1, dated May 14, 2008, Exhibit 10.2)

4.3	Form of Co-operation Contract for Pansoft (Jinan) Co., Ltd. (incorporated herein by reference to the Company's S-1, dated May 14, 2008, Exhibit 10.5)

4.4
Translation of Trust Agreement for Hugh Wang's beneficial ownership of Timesway shares on behalf of PCCL employees (incorporated herein by reference to the Company's S-1/A, dated July 28, 2008, Exhibit 10.6)

4.5	Translation of Trust Agreement between Hugh Wang and Conrad Tsang (incorporated herein by reference to the Company's S-1/A, dated July 28, 2008, Exhibit 10.8)

4.6
Translation of Technology Development (Commission) Contract with Xinjian Sales Branch of China National Petroleum Corporation, Ltd. (incorporated herein by reference to the Company's S-1/A, dated July 28, 2008, Exhibit 10.9)

4.7	Translation of PetroChina International Co., LTD (CHINAOIL) SAP System Optimization Project Contract (incorporated herein by reference to the Company's S-1/A, dated July 28, 2008, Exhibit 10.10)

4.8
Translation of Technology Service Contract between Shengli Oil Field Administration and Pansoft (Jinan) Company, Ltd. (incorporated herein by reference to the Company's S-1/A, dated July 28, 2008, Exhibit 10.11)

4.9
Translation of Technology Service Contract between Shengli Oil Field Branch of Sinopec and Pansoft (Jinan) Company, Ltd. (incorporated herein by reference to the Company's S-1/A, dated July 28, 2008, Exhibit 10.12)

~~.~~4.10
Translation of China National Petroleum Budget ManagementInformation Project between Financial Management Company of China National Petroleum Corporation and Pansoft (Jinan) Company, Ltd. (incorporated herein by reference to the Company's S-1/A, dated July 28, 2008, Exhibit 10.13)

4.11
Translation of Technology Service Contract between Shengli Oil Field Administration and Pansoft (Jinan) Company Ltd. (incorporated herein by reference to the Company's S-1/A, dated July 28, 2008, Exhibit 10.14)

4.12	2008 Stock Incentive Plan (incorporated herein by reference to the Company's Form 10-K filed on March 27, 2009, Exhibit 10.15)

4.13
Translation of Software Development and Service Agreement between Pansoft (Jinan) Co. Ltd. and Petro-CyberWorks Information Technology Co., Ltd., dated March 12, 2009 (incorporated herein by reference to the Company's Form 10-Q filed on May 15, 2009, Exhibit 10.1)

4.14*	Translation of Software Development and Implementation Contract of Funds Management Platform Project between China National Petroleum Corporation and Pansoft (Jinan) Company Ltd., dated June , 2010.

4.15*	Translation of Software Development and Services Contract For Centralized Accounting System of Sinopec Group between and Pansoft (Jinan) Company Ltd., dated in June, 2010.

4.16*	Translation of ITLamp Technology Merger and Acquisition Agreement between Pansoft (Jinan) Company Ltd. and Xu Yanming, Wang Huiling, and Gong Yulan, dated May 18th, 2010.

8.1*	List of Subsidiaries of the Company.

12.1*	Certification of Chief Executive Officer required by Rule 13(a)-14(a) under the Exchange Act

12.2*	Certification of Chief Financial Officer required by Rule 13(a)-14(a) under the Exchange Act

13.1*	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of Crowe Horwath (HK) CPA Limited, independent registered public accounting firm of the Company.

15.2*	Consent of AGCA, Inc., independent registered public accounting firm of the Company.

*	Filed with this Annual Report on Form 20-F.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PANSOFT COMPANY LIMITED

November 8, 2010	By:	/s/ Allen Zhang
Allen Zhang
Chief Financial Officer
(Principal Financial and Accounting Officer)