Form 20-F
period 2011-06-30
Pansoft CO LTD
filed 2011-12-30
CIK 1430452

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: June 30, 2011
OR

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,438,232 common shares, par value $0.0059 per share, as of June 30, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  ☐               No  ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
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

Yes ☐   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: need to complete

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).
Yes ☐     No ☒

PANSOFT COMPANY LIMITED
FORM 20-F
For the Fiscal Year Ended June 30, 2011

TABLE OF CONTENTS

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	3
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	3
ITEM 3.	KEY INFORMATION	3
ITEM 4.	INFORMATION ON THE COMPANY	21
ITEM 4A.	UNRESOLVED STAFF COMMENTS	35
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	35
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	48
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	53
ITEM 8.	FINANCIAL INFORMATION	53
ITEM 9.	THE OFFER AND LISTING	53
ITEM 10.	ADDITIONAL INFORMATION	54
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	58
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	58

PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	59
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	59
ITEM 15.	CONTROLS AND PROCEDURES	59
ITEM 16.	[RESERVED]	60
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	60
ITEM 16B.	CODE OF BUSINESS CONDUCT AND ETHICS	60
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	60
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	60
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	61
ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	61
ITEM 16G.	CORPORATE GOVERNANCE	61

PART III
ITEM 17.	FINANCIAL STATEMENTS	62
ITEM 18.	FINANCIAL STATEMENTS	62
ITEM 19.	EXHIBITS	104

SIGNATURES		106
EXHIBIT INDEX		104

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains certain statements of a forward-looking nature. Such forward-looking statements, including but not limited to projected earnings and/or revenue growth, trends and strategies, future operating and financial results, financial expectations and current business indicators, are based upon current information and expectations and are subject to change based on factors beyond the control of Pansoft Company Limited (the “Company”). Forward-looking statements typically are identified by the use of terms such as “look,” “may,” “will,” “should,” “might,” “believe,” “plan,” “expect,” “anticipate,” “estimate” and similar words, although some forward-looking statements are expressed differently. The accuracy of such statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including but not limited to the following:

•	dependence on a limited number of larger customers;
•	political and economic factors in the People’s Republic of China;
•	the Company’s ability to expand and grow its lines of business;
•	the Company’s ability to integrate newly acquired businesses and assets;
•	unanticipated changes in general market conditions or other factors, which may result in cancellations or reductions in need for the Company’s services;
•	a weakening of economic conditions which would reduce demand for services provided by the Company and could adversely affect profitability;
•	the acceptance in the marketplace of the Company’s new lines of services;
•	foreign currency exchange rate fluctuations;
•	the Company’s ability to identify and successfully execute cost control initiatives; or
•	other risks outlined above and in the other filings made periodically by the Company.

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

Except where the context otherwise requires and for purposes of this report only: the terms “we,” “us,” “our company,” “our” and “Pansoft” refer to Pansoft Company Limited, and our consolidated subsidiaries; “shares” and “common shares” refer to our common shares;  “China” and “PRC” refer to the People’s Republic of China, and for the purpose of this report only, excluding Taiwan, Hong Kong and Macau; all references to “RMB,” “Renminbi” and “¥” are to the legal currency of China; all references to “USD,” “U.S. dollars,” “dollars,” “U.S. $” and “$” are to the legal currency of the United States and all references to “common stock,” “common share” or “ordinary share” are to the common share of Pansoft Company Limited, par value $0.0059 per share.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.

ITEM 3. KEY INFORMATION

     The following selected consolidated income statement data for the years ended June 30, 2011 and 2010 are derived from our audited Consolidated Financial Statements included in Item 18, and are qualified by reference to, and should be read in conjunction with, our consolidated financial statements, the related notes thereto, and Item 5—“Operating and Financial Review and Prospects” contained elsewhere herein. On December 11, 2009, we changed our fiscal year end from December 31 to June 30, and on March 25, 2010, we filed a transition report on Form 20-F to cover the transition period from January 1, 2009 to June 30, 2009.

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

Selected Financial Data
In USD	For the years ended June 30,
Income Statement	2011	2010	2009

Revenues	19,165,369	12,056,872	8,454,352
Cost of revenues	12,777,616	6,252,280	4,052,865
Gross profit	6,387,753	5,804,592	4,401,487

Selling expenses	1,105,160	367,776	151,309
General and administrative expenses	3,249,849	910,698	735,696
Professional fees	366,456	459,728	248,922
Stock based compensation	270,592	441,232	544,986
Income from operations	1,395,696	3,625,158	2,720,574

Investment income	279,233	208,824	-
Interest income	21,234	40,184	147,405
Finance cost	(80,383)	(19,915)	(3,802)
Change in fair value of contingent consideration	(232,310)	-	-
Government grant	164,713	18,895	160,981
Other income (expenses), net	226,245	65,134	10,223
Impairment loss on intangible assets	(428,028)	-	-
Gain on disposition of property and equipment	(368)	1,242	916
Total other income (expenses)	(49,664)	314,364	315,723

Income before income taxes	1,346,032	3,939,522	3,036,297
Provision for income taxes	476,011	694,597	505,380

Net income	870,021	3,244,925	2,530,917
Net loss attributable to non-controlling interests	550,365	-	-
Net income attributable to holders of ordinary shares	1,420,386	3,244,925	2,530,917

Net income	870,021	3,244,925	2,530,917
Foreign currency translation adjustments	850,559	97,297	16,790
Comprehensive income	1,720,580	3,342,222	2,547,707
Comprehensive loss attributable to non-controlling interests	502,888	-	-
Comprehensive income attributable to holders of ordinary shares	2,223,468	3,342,222	2,547,707

Earnings per share, basic	0.26	0.60	0.47
Earnings per share, diluted	0.25	0.59	0.47

Weighted average common shares outstanding
Basic	5,389,323	5,438,232	5,438,232
Diluted	5,572,695	5,484,986	5,438,232

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

The Enterprise Resources Planning (“ERP”) services market in China is intensely competitive and is characterized by frequent technological changes, evolving industry standards and changing client demands. We believe the principal competitive factors in our markets are:
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

We may not be able to collect all or a significant proportion of our accounts receivable or unbilled revenues from certain large clients, which could lead to reduced revenues and profitability.

Our major clients may have a lengthy internal approval process for issuing payments to us (billed and unbilled) on certain large size software contracts.  Depending on the practices of each client and the progress of the project execution, we normally bill a certain percentage of the total contract value during the execution of the projects and bill the remaining balance a few months after completion of projects.  Initial revenue recognition typically occurs between 60 to 300 days prior to formal invoicing. During this period, we work closely with the clients’ project manager who would provide regular (but informal) reports and confirmation letters to the Company about the completion status of the contracts.

The lengthy internal payment approval process of our major clients has resulted in an extended period between revenue recognition and formal invoicing.  In accordance with the internal procedures of each client, various departments need to prepare their own paperwork to document their verification of the status of the projects from different technical aspects. After completion of this process, the clients request us to issue the related invoice.  Upon receipt of our invoice, the clients initiate their internal payment process, which may take up to 30 days to complete, after which payment is made to us.  Due to this lengthy and cumbersome approval and payment process, our clients often pay us only at the end of a calendar year during the performance of our obligations under the contracts, rather than observing the explicit payment terms set forth in the applicable written contracts. In addition, formal invoicing by us triggers payments of business and income taxes because these taxes are levied by the PRC tax bureau on the amounts billed. Therefore, we prefer billing the clients upon receiving their notification that all of their internal payment approval processes are completed. The Company generally collects substantially all of the unbilled revenues by either the end of a calendar year or Chinese New Year (which usually occurs in February).

While our written contract terms specify when we can bill a particular client in stages during the execution of our projects under the contract, we have very limited ability to enforce strictly these contractual terms.  Although we have not experienced payment default by our major clients, we may not be able to collect a significant proportion of the billed and unbilled revenues under these large contracts due to the clients’ payment practice described above, and we may experience significant delays in collecting payments from our major clients that will extend the aging of our accounts receivable, which will have a material adverse effect on our business, financial condition and results of operations.

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
▪
Foreign companies are still learning to adapt their ways of doing business to Chinese cultural and business models Chinese businesses tend to expect ERP systems to adapt to the way business is already done, rather than to change business practices to match a given ERP system

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

We have a material weakness in our internal control over financial reporting.  If we fail to establish and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act. The SEC, as required under Section 404 of the Sarbanes-Oxley Act, or Section 404, has adopted rules requiring public companies to include a report of management on the effectiveness of these companies’ internal control over financial reporting in their annual reports.  Our management may conclude that our internal control over financial reporting is not effective due to our failure to cure the identified material weakness and significant deficiency. In addition, during the course of the evaluation, documentation and testing of our internal control over financial reporting, we may identify other deficiencies and weaknesses that we may not be able to remediate in time to meet the deadline imposed by the SEC for compliance with the requirements of Section 404.

Our management has concluded that our internal control over financial reporting was not effective as of June 30, 2010 and 2011.  A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.  The material weakness identified related to the lack of sufficient qualified accounting personnel with appropriate understanding of U.S. GAAP accounting issues and the SEC reporting requirements commensurate with our financial reporting requirements, which resulted in a number of internal control deficiencies that were identified as being significant.  Specifically, we are still in the process of developing proper financial reporting policies and procedures for (i) accounting for complex and non-routine transactions, (ii) closing our financial statements at the end of a period, (iii) disclosure requirements and processes for SEC reporting. Also, as a small company, we do not have sufficient personnel to set up adequate review functions at each reporting level.  Our management determined that the number and nature of these significant deficiencies, when aggregated, constituted a material weakness. For a detailed description of the material weakness and our remediation efforts and plans, see “Item 15 — Controls and Procedures.”

We are in the process of implementing measures to resolve this material weakness and improve our internal and disclosure controls. However, we may not be able to successfully implement the remediation measures.  For example, we may not be able to identify and hire suitable personnel with the requisite accounting U.S. GAAP experiences due to the scarcity of qualified candidates in China. Moreover, the implementation of these initiatives may not fully address the material weakness and significant deficiencies in our internal control over financial reporting.  In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate in satisfying our reporting obligations. We also expect to incur additional compensation expenses in connection with the hiring of additional accounting personnel.  Our failure to cure the material weaknesses and significant deficiencies or our failure to discover and address any other weaknesses or deficiencies may result in inaccuracies in our financial statements in accordance with U.S. GAAP or delay in preparing our financial statements.

As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our shares of common shares may be materially and adversely affected. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which our common shares are listed, regulatory investigations or civil or criminal sanctions.

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

Our performance is substantially dependent on the performance of our executive officers and key employees. In particular, the services of the following executive management will be difficult to replace:
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

We rely on a combination of trademark, trade secret, nondisclosure and copyright law to protect our ERP software, which may afford only limited protection. Although the Chinese government has issued us 27 copyrights on our software, we cannot guarantee that competitors will be unable to develop technologies that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties, including customers and consultants, may attempt to reverse engineer or copy aspects of our software products or to obtain and use information that we regard proprietary. Although we are currently unaware of any unauthorized use of our technology, in the future, we cannot guarantee that others will not use our technology without proper authorization.

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

We may not pay dividends.

We do not currently anticipate paying any dividends on our common shares. Although we have historically been a profitable enterprise, we cannot assure you that our operations will continue to result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows. Furthermore, there is no assurance that our Board of Directors will declare dividends even if we are profitable. Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our future earnings, financial condition, capital requirements and other factors. Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries. See “Dividend Policy.”

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

We are incorporated and registered in the British Virgin Islands, and conduct substantially all of our operations in China through our subsidiaries in Chin. All of our officers and directors reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a British Virgin Islands or China court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

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

The Chinese economy has grown at a rate of approximately 9% for more than 25 years, making it the fastest growing major economy in recorded history. China’s economy growth rate reached 11.4% in 2007, the fastest pace in 11 years, and slowed down to 8.4% in 2009 due to worldwide recession according the National Bureau of Statistics. China’s GDP reached a 10.3% growth rate in 2010 and is expected to slow down in 2011.

In particular, China’s software industry has grown dramatically. The Chinese software industry reached RMB 1,336 billion in 2010, an increase of 31% from 951 billion in 2009. The relative share of software sales in total GDP of China has reached 3.2% in 2010, a significant growth comparing to 0.7% in 2001. It is expected that overall software sales will maintain a high growth rate in 2011 as projected by the China Software Industrial Association (Software Industrial Dynamics, Vol. 1, 2011.

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

We conduct our business primarily through our subsidiaries in China, which are generally subject to laws and regulations applicable to foreign investment in China. We and our subsidiaries are considered foreign persons or foreign invested enterprises controlled by PRC citizens under PRC law. As a result, we and our subsidiaries are subject to PRC law limitations on foreign ownership of Chinese companies. These laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.

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

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.

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

A number of terms and provisions in Notice 75 and Notice 106 remain unclear. Because of uncertainty over how the Notice 75 and Notice 106 will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the Notice 75 and Notice 106 by our or our parent company’s PRC resident beneficial holders. In addition, such PRC residents may not always be able to complete the necessary registration procedures required by the Notice 75 and Notice 106. We also have little control over either our present or prospective direct or indirect shareholders or the outcome of such registration procedures. A failure by our or our parent company’s PRC resident beneficial holders or future PRC resident shareholders to comply with the Notice 75 and Notice 106, if SAFE requires it, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive the majority of our revenues in Renminbi. Shortages in the availability of foreign currency may restrict the ability of our subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends, if any, in foreign currencies to our shareholders.

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

The PRC government has provided various incentives to companies in the software industry in order to encourage development of the software industry in China. Certain of our subsidiaries currently receive rebates, business tax exemptions and government incentives in the form of reduced enterprise income tax rate. Three of our subsidiaries Pansoft (China) Company Limited (“PCCL”), Beijing ITLamp Technology Company Limited (“ITLamp”)and Shandong HongAo Power Technology Co., Limited (“HongAo”) have been approved as new and high technology enterprise are entitled to a concessionary tax rate of 15%. For revenues generated from those parts of our software solutions which are recognized by and registered with government authorities and meet government authorities’ requirements to be treated as software products, we are entitled to receive a refund of 14% on the total VAT paid at the rate of 17%. In addition, we are currently exempted from business tax for revenues generated from the development and transfer of self-made software products for clients; further, revenues from our consulting services are subject to a 5% business tax. As a company that qualifies to issue VAT invoices, we need to maintain a certain amount of revenue taxable in the name of VAT. As such, we may have to refuse some of the tax exemption benefit in our self-made software development business and pay VAT for those parts of the revenue in order to maintain minimum VAT revenue thresholds, at a 3% tax rate. This practice may cease to apply if more of our software products is matured, recognized and registered as software products in the PRC.

In addition to the tax incentives, we are eligible for government subsidies for certain research and development projects, technology implementation projects or other projects. We receive these government incentives because PCCL and our other subsidiaries operate in the software industry in China. Being one of such enterprises, PCCL is permitted to locate our headquarters at the Jinan High-tech Industrial Development Zone, where special incentives are provided, such as local income tax deduction. We also received rental subsidies from the local government for the office of Pansoft Software Outsourcing Service Co., Ltd. located in Changqing District, Jinan, China).

The PRC government authorities may reduce or eliminate these incentives through new legislation at any time in the future.

The dividends we receive from our subsidiaries are and our global income may be subject to PRC tax under the new PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations. In addition, our foreign corporate holders of ordinary shares may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of our ordinary shares, if we are classified as a PRC “resident enterprise.”

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

Under the new tax law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise and is subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Substantially all of our management members are based in the PRC. If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our worldwide income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the new tax law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if we are classified as a resident enterprise, the dividends we receive from our subsidiaries may be exempted from income tax.

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

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our IPO offering to make loans or additional capital contributions to our PRC operating subsidiaries which could materially and adversely affect our liquidity and our ability to fund and expand our business.

As an offshore holding company, we may make loans to our subsidiaries, or make additional capital contributions to our subsidiaries, or invest in and control other companies in the PRC. Any loans to our subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries,, which are a foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with China’s State Administration of Foreign Exchange (“SAFE”).

We may also decide to finance our subsidiaries by means of increasing our capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. Approvals from the PRC Ministry of Commerce or its local counterpart and other governmental agencies are needed for establishing some other enterprises in the PRC or acquiring a controlling interest in other PRC enterprises. If we fail to receive such approvals, our ability to use the proceeds of our IPO and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

We rely on dividends paid by our subsidiaries for our cash needs.

We rely on dividends paid by our subsidiaries, for our cash needs, to service any debt we may incur and to pay our operating expenses. Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. Our company registered in the British Virgin Islands is reported to PRC authorities as a special purpose vehicle for financing. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our subsidiaries also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their compulsory reserves funds until the accumulative amount of such reserves reaches 50% of their respective registered capital. Although each of our subsidiaries is established this reserve, the reserve is not distributable as cash dividends. If for any reason, the dividends from our subsidiaries cannot be repatriated to us or not in time, then it may detrimentally affect our cash flow and even cause us to become insolvent.

A slowdown in the Japanese economy may slow down our growth and profitability.

The Japanese economy has been in stagnation for over 20 years. Its GDP growth rate was expected to be 0% in 2011 due to the impact by the tsunami and nuclear power station leaking occurred in early 2011.

A part of the Company’s business operation is in Japan and the relevant revenues from Japan rely on the orders from our Japanese clients. Further slowing down Japanese economy and any adverse changes in its economy will likely impact the financial performance of a variety of industries in Japan that use or would be candidates to use our services and products. If such adverse changes were to occur, our customers and potential customers could reduce spending on our products and services.

In addition, we depend on our comparative advantage as a low cost software service provider to enter into Japanese software market. We cannot assure you that such an advantage will be steady and constant given the changing situation of the stagnation in Japanese economy and inflation in Chinese economy.

Fluctuation in the value of the Japanese Yen may have a material adverse effect on your investment.

The value of the Japanese Yen against the U.S. dollar and Renminbi as well as other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Any significant revaluation of Japanese Yen may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars. For example, an appreciation of Japanese Yen against the U.S. dollar or Renminbi would make any new Japanese Yen denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars or Renminbi into Japanese Yen for such purposes.

Risks Relating to Our Common Stock and Requirement as a U.S. Public Company

The market price of our common stock is volatile, leading to the possibility of its value being depressed at a time when you want to sell your holdings.

Our common stock is listed on The NASDAQ Capital Market under the symbol “PSOF.” The market price of our common stock is volatile, and this volatility may continue. During the period between July 1, 2010 and June 30, 2011, the closing bid price of our common stock on the NASDAQ Capital Market ranged between $2.57 and $5.34.  Numerous factors, many of which are beyond our control, may cause the market price of our common stock to fluctuate significantly. These factors include:

•
announcement of our earnings and actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;

•	announcement of major contracts with customers;
•	changes in financial estimates by us or by any securities analysts who might cover our stock;
•	significant developments relating to our relationships with our customers;
•	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;
•	speculation about our business in the press or the investment community;
•	customer demand for our products and services;
•	investor perceptions of the software industry in general and our company in particular;
•	the operating and stock performance of comparable companies;
•	general economic conditions and trends;
•	major catastrophic events;
•	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in the similar industries;
•	changes in accounting standards, policies, guidance, interpretation or principles;
•	disclosures regarding our internal control over financial reporting;
•	loss of external funding sources;
•	sales of our common stock, including sales by our directors, officers or significant stockholders; and
•	additions or departures of key personnel.

One stockholder, Timesway Group Limited, which is controlled by our Chairman Mr. Hugh Wang and our Chief Executive Officer Mr. Guoqiang Lin, exercises significant control over matters requiring shareholder approval.

Our Chairman of the Board Hugh Wang and Chief Executive Officer Guoqiang Lin are controlling persons of Timesway Group Limited (“Timesway”), which has voting power as of June 30, 2011 equal to approximately 64% of our voting securities. As a result, Mr. Wang and Mr. Lin, through such stock ownership, exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.  This concentration of ownership in Mr. Wang and Mr. Lin may also have the effect of delaying or preventing a change in control or other significant corporate transactions that may otherwise be viewed as beneficial by shareholders other than Mr. Wang and Mr. Lin.

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

We may incur significant costs associated with our public company reporting requirements and compliance with applicable corporate governance requirements, including requirements under Section 404 of the Sarbanes-Oxley Act of 2002, as amended, and other rules implemented by the SEC and requirements in connection with the listing of our common stock on The NASDAQ Capital Market. We expect all of these applicable rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect that these applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers.

Our officers and directors have limited experience with the regulatory requirements for U.S. public companies, which could impair our ability to satisfy public company filing requirements and could increase our securities compliance costs.

All of our officers and most of our directors do not have any prior experience as officers and directors of a U.S. publicly traded company, or in complying with the regulatory requirements applicable to a U.S. public company. As a result, we could have difficulty satisfying the regulatory requirements applicable to U.S. public companies, which could adversely affect the market for our common stock. At present, we rely upon outside experts to advise us on matters relating to financial accounting and public company reporting and our general and administrative costs will remain higher until we have developed or acquired internal expertise in these matters.

Our classified board structure may prevent a change in our control.

Our articles of association provides for a classified Board of Directors consisting of three classes having staggered terms of three years each. The Board of Directors currently consists of one Class I director, two Class II directors, and two Class III directors. The Class I director has a term expiring at the 2012 annual meeting of stockholders, the Class II directors have a term expiring at the 2013 annual meeting and the Class III directors have a term expiring at the 2014 annual meeting of stockholders. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interests of the shareholders.  See “Management- Board of Directors and Board Committees”.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

PCCL, our major operating subsidiary, was established as a domestic company in the People’s Republic of China in September 2001 and has been focused on software development and system integration since its foundation. On September 28, 2001, we were incorporated as an offshore company in the British Virgin Islands.  At that time, our company was known as “Time Maker Limited.”  On March 8, 2006, we renamed Time Maker Limited to Pansoft Company Limited.  Following receipt of approval from the Administrative Commission of the Jinan High-Tech Industry Development Zone in China and registration with the Jinan Administration for Industry and Commerce in 2006, we acquired all outstanding shares of PCCL. At the time of such acquisition, PCCL was converted into and recognized as a foreign investment enterprise in accordance with applicable Chinese law.

We were automatically re-registered as a British Virgin Islands business company under the BVI Business Companies Act, 2004 (as amended) (the “Companies Law”) on January 1, 2007. On June 13, 2007, we received the approval of the Administrative Commission of the Jinan High-Tech Industry Development Zone to increase the registered capital of PCCL from RMB 4,200,000 to RMB 15,000,000, (which was later increased to RMB 67,000,000). In September 2007, our company and Timesway filed appropriate documentation with the Shandong Bureau of SAFE to qualify as special purpose vehicles.

On September 8, 2008, we completed an initial public offering (“IPO”) of 1,200,000 shares of our common stock at $7.00 per share. Our shares began trading on NASDAQ Capital Market the next day.

In December 2008, we established our Hong Kong operation as a subsidiary of PCCL. Since the IPO, we have adopted a long-term business strategy to expand our corporate size and operations. Under this strategy, in June 2010 we acquired ITLamp as a wholly-owned subsidiary of PCCL, which provides us with direct access to the companies operating in Tarim Oilfield, potentially one of the most productive oil fields in China, and enhances our presence and sales in the oil field markets.

We have also committed to new investment projects in an E-Commerce platform for new industrialized housing market but have only allocated a few software developers to work on the website development with the related costs and investments well contained in an insignificant amount to our total business costs. We will only commit to large investment to this project after we see a clear and significant indication that this market reaches a sufficient scale to support E-commerce operation.

In August, 2010, we established Pansoft (Japan) Company Limited in a joint venture with two Japanese companies, Management Information Center Co., Ltd. and Seven Colors Corporation (the “JV Partners”). to engage in outsourced mobile-phone testing in Japan.  We have also established a mobile-phone software development and testing center in Jinan, China.

In October 2010 we acquired a 55% equity interest in HongAo, a comprehensive technology service provider focused on energy-saving and pollution-reduction solutions to the thermal power generation industry in China.

In October 2011, we completed acquisition of Langji Technology Co., Ltd, a leading HR solution provider in the coal mining industry in China, as another wholly-owned subsidiary of PCCL, (See more related details in “Subsequent Events” in the “Notes to the Consolidated Financial Statements”).

B.  Business Overview

Our Company

We are a leading ERP software solutions and services provider for the oil and gas industry in China. Our ERP software provides comprehensive solutions to various business operations including accounting, order processing, shipping, invoicing, inventory control and customer relationship management. We provide solutions for our clients’ application software systems, including system integration and legacy software expansion and integration, including SAP, Oracle and banking systems. We also provide customized solutions for our clients’ specific needs, addressing their management issues, and sell ready-to-use software subsystems and components. We provide training, maintenance and execution service for our clients, such as SAP execution. We have developed customized ERP software systems for Sinopec and PetroChina and their parents and subsidiaries, large oil companies formed when the Chinese government decided to decentralize the oil industry in China. We expect to continue to maintain sizable market shares in customized ERP software solutions to a wider variety of industries with focus on the energy, coal mining, power industries with large businesses in China.

We are also developing software products and solutions with broad applications in different industries. In response to a new IT market trend in which many companies are adopting the Business Process Management System (BPMS) approach, we have designated a team focusing on product development under BPMS approach by taking advantages of our highly efficient development tool platform, Panschema, which we have developed with over years of investment. Our software solutions business is also enhanced and supported by our consulting services and ongoing maintenance of existing software installations.

During fiscal year 2011, we accomplished several important acquisitions.  The acquisitions of ITLamp and HongAo have allowed us to expand our business to provide technology solution and related services to thermal power industry.  In addition, we have invested in outsourcing service for mobile phone software testing and development by establishing a joint venture with two Japanese partners. Recently, we acquired Langji Technology in Hefei City, China. We believe that these acquisitions will allow us to expand our integrated ERP solution business to different energy markets in China, where we have established strong industrial expertise.

Background of the Chinese Software Industry
The Chinese government began to focus upon technology and science shortly after the formation of the PRC. From 1949 to 1978, the Chinese government directly controlled all research, development and engineering activities through the State Development Planning Commission and the State Science and Technology Commission. In the 1980s, the Chinese government began to implement market-oriented economic reforms designed to improve the Chinese science and technology industry. During this period, China also reduced the central government’s control over the operation of research oriented businesses. In the late 1980s, the Chinese government authorized the operation of the first Chinese software companies. In the 1990s, Chinese policymakers again attempted to enhance the development of Chinese high technology businesses by experimenting with the additional reduction of governmental control while also providing new forms of ownership for these businesses. In addition, in 1992, the Chinese government liberalized market access by adopting policies that favored foreign investment in high technology businesses. By the end of the 1990s, the Chinese government had abandoned most of its control over many high technology businesses and adopted a progressive tax structure designed to further encourage the financial development of these businesses. These policies positively impacted the development of Chinese software businesses. Today, the Chinese software industry continues to grow at a rapid pace. The Chinese software industry reached RMB 1,336 billion in 2010, an increase of 40% from RMB 951 billion in 2009. The relative share of software sales in total GDP of China has reached 3.2% in 2010, a significant growth comparing to 0.7% in 2001. It is expected that overall software sales will maintain a high growth rate in 2011 as projected by the China Software Industrial Association (Software Industrial Dynamics, Vol. 1, 2011). We believe that we are well positioned in this sector, serving high-end clients’ sophisticated business operational requirements.

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

Some of the projects we have provided for our oil and gas company clients include the following:

•
PanFMIS centralized financial and accounting system. We developed extension software integrating with our customer’s SAP R3 system to assist them in gaining control over thousands of Responsibility Centers (profit or operational centers) within the company, thereby consolidating accounting company-wide.  The system allows thousands individuals to work online simultaneously and covers approximately many domestic and overseas entities of our four major customers and connected to most Chinese commercial banks.  This system represents the core of the systems of Pansoft’s four major customers,

•
PanCRM Petrol Station Customer Relationship Management system. We developed an extension application integrating with our customers’ MasterCard system. This system provides more diversified customer relationship information services to the customer, which include all of the customer’s key purchase behavior information. We anticipate that the system will soon be integrated with the VISA card system.

•
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

•
PanBI data warehouse intelligent management and reporting platform. We developed an extension based on Oracle DBMS, which can be integrated with our customer’s SAP and other application software to serve as the basic warehouse and reporting platform for all of the information

Research and Development
Most of our projects conducted for our clients are in the nature of software system development, which is the critical competence our clients requested.  Therefore, we focused on our research and development team on improving the quality of our services.  As of June 30, 2011, our research and development team consisted of 195 experienced developers and programmers. In addition, some of our technical support and implementation employees regularly participate in our research and development programs.

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

Dedicated support, training, maintenance and execution client services. We believe that our expertise across multiple software packages to develop custom solutions for our clients allows us to provide critical technical support, training, maintenance and execution services to our clients. As of June 30, 2011, 195 of our over 600 employees, including 50 engineers with more than 10 years of experiences in the industry, were involved in research and development and over 300 in technical support, which we believe enhances our ability to meet our clients’ support, training, maintenance and software execution needs.

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

Positioning Our Company in the Market: We intend to focus on local development and services integrated with legacy systems, including SAP, Oracle and banking systems, to satisfy the demands and particular requirements of large and multiple-business operation firms, especially in China’s state-owned business sector. Instead of competing directly with large firms like SAP and Oracle or attempting to provide equivalent software to the software provided by smaller Chinese firms, we intend to establish our market position in the following ways:

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

Growing and Expanding our Business

While we continue our efforts to grow our businesses in the oil and gas industry focusing on the headquarters IT core system demands from our major oil conglomerate clients and to further enhance our strength and position in this market, we intend to expand into different industry sectors and broaden our client base for our application solutions through our further enhanced technology, in-depth industrial expertise, and investments in new businesses and strategic acquisitions.  During the past fiscal years, we have completed several significant acquisitions and investment projects under this strategy, as described in more details below under “Recent Accomplishments in Corporate Expansion.”

Based on these accomplishments, we believe we are well positioned in different industries and markets and allocated our investments and technical resources to expand our markets shares.

We have strategized our business development efforts to maintain and create our present and future revenue sources

•	Maintaining relationships and revenues from existing major customers:
We continue to rely on our Centralized Accounting and Treasure Management Systems, the most important and the largest core systems used by our four major customers, PetroChina, CNPC, SINOPEC Corp. and the SINOPEC Group, to generate a substantial portion of our total revenue, and we intend to maintain strong relationships with these customers by providing them with continuing services and annual redevelopment projects. As we execute our strategies to diversify our customer base and expand into new markets, we expect the percentage of revenue from these four major customers to decline.

•	Expanding revenue source on energy industrial ERP application users, including subsidiaries of major oil/gas orporations. coal mining and thermal power businesses

Our existing business relationship with our four major customers in the oil/gas industry allow us to expand our revenue sources to sales to their subsidiaries, which includes over 600 enterprises in the extraction and production, refinery, oil/gas pipeline, and finished oil product businesses.  The revenues from these subsidiaries currently accounts for less than approximately 5% of projected total sales in this market, but they represent a significant market potential for the Company.

We are also making an aggressive entry into the coal mining industry to take the opportunity of coal mine restructuring program sponsored by the Chinese government to consolidate small mines into giant coal groups There are over 1,000 coal mines with a capacity of over 800,000 tons, which will increasingly require ERP software applicable to large-sized mining operations of which we established significant expertise and development experiences. Additionally, currently there is no dominant software leader in the coal mining industry, and the lack of industry customized ERP software systems provide us with an opportunity to expand our sources of revenue from these mines. We have been exploring the coal industry for years and developed industry-specific software and expertise. Through our recent acquisitions, we have enhanced our coal-industrial featured solutions and have rapidly developed a strong client base.

To achieve the goals and objectives in developing oil/gas and coal mining markets , we are improving our technical capability and business model from project-focused to solution-focused so as to reduce on-site development costs and to provide more affordable IT systems to the potential clients in these industries. To ensure a broad application and sales of our industrial orientated solutions, we are extending our industrial expertise from financial and accounting management, to operational and production management. We are also enhancing our know-how of production and industry-specific features to develop comprehensive IT system integrating financial management with production operations to create a higher-level of competitive advantages.

Pansoft has completed one acquisition of a leading HR solution provider in the coal industry recently (ie acquisition of Langji Technology) after establishing designated business department focusing on coal mining IT solutions and is committed to pursuing more acquisitions in the oil and coal industries to obtain in-depth domain knowledge in different verticals, new client base and technical teams, in order to speed up our market expansion and solution integration.

•	Exploring outsourcing service businesses and BPMS solutions
In addition to the established energy-focused business, we are exploring the following two new lines of business to facilitate our future growth.

Mobile-software testing and development business targeting Japanese mobile manufacturers.
We have built a talent base and capabilities for mobile software development and testing which can help adapt to the consumers’ rapid changes in mobile applications.  Our joint venture with Japanese companies would allow us to be well positioned in the mobile phone software market in Japan where many Japanese firms are relocating their mobile software testing and development business from Japan to mainland China seeking for low cost service providers, so as to ease the increasing cost pressure from international competition. While the initial pace of growth in this market has been slow, we expect our outsourcing service orders from Japan will be picking up in calendar year 2012.

BPMS solutions. Business-process management systems (BPMS) are generally categorized as collaborative software in China. According to the data from China’s Software Industry Association (CSIA), the market for collaborative software reached over RMB5.6 billion in 2010, representing a 36.2% increase from 2009 (source: CSIA). Collaborative software is the third-largest market following finance software and ERP software, and presents tremendous opportunities. Taking advantages of Panschema, a highly efficient development tool platform that we have established, and rich experience in developing sophisticated and comprehensive application systems for our oil industry customers, we intend to establish a leading position in this new ERP software arena in China.  We are currently completing applications and packages to form BPMS solutions/products and market them to the clients beyond the energy sectors.

Accomplishments in Corporate Expansion.

•	Acquisitions accomplished

During the past fiscal year, we acquired several businesses in new industries as part of our corporate expansion plan.  In June 2010, we acquired 100% equity of ITLamp, a solution and service provider servicing oil companies in the Tarim oilfield.  The transaction provides us with direct access to the companies operating in Tarim Oilfield, potentially one of the most productive oil fields in China. In October, 2010, we completed the transaction to acquire a 55% stake in HongAo, a comprehensive turnkey technology solution and service provider that has a solid base of thermal power-plant clients.  HongAo serves as our access point to sell our system solutions and service to the thermo energy industry.

In July 2010, we started collaboration with an institution under the Jinan municipal government to develop and operate the China Skeleton Infilling (“CSI”) Products E-commerce Platform to facilitate RMB transactions for pre-sale of apartments in China.

•	Investments Accomplished
In August, 2010, we formed a joint venture with two Japanese companies to conduct outsourced mobile-phone software testing in Japan and China. We have established our outsourcing service center in Jinan and trained over 100 new hires that allow us to take mobile phone software testing orders as well as development orders. We have obtained initial mobile phone software testing orders from Sharp and Omron, and also obtained software development orders from Sharp.

•	New acquisitions to step into new industries.
On September 19, 2011, we announced an agreement to acquire all of the equity interests of Hefei Langji Technology Co., Ltd (“Langji”), the leading human resources (HR) solution provider to China’s coal-mining industry, which is based in Hefei, Anhui province, for a total considerat of RMB10.8 million (approximately $1.67 million). This is another important milestone in our expansion plan to enter into coal mining industry in China after establishing our coal mining business department in 2010. We believe that Langji’s sophisticated industry-tailored HR management solutions will significantly increase our industry expertise and solution portfolio and its large state-owned coal mining client base will further strengthen our ERP market position in the industry. The acquisition was completed on October 19, 2011.

Customers
Our major customers are some of China’s largest oil and petroleum companies such as PetroChina, China National Petroleum Corporation (CNPC, Parent Company of PetroChina), Sinopec Corp, and Sinopec Group, and their subsidiaries. These companies together with their subsidiaries accounted for about 75% and 91% of our revenues for fiscal year ended June 30, 2011 and 2010, respectively.

PetroChina. PetroChina is China’s largest integrated oil and gas company and it ranked 10th in Fortune’s Global 500 in 2010. PetroChina and its subsidiaries (including CNPC) accounted for approximately for 40% and 40% of our total revenue in the year ended June 30, 2011 and June 30, 2010, respectively.

Sinopec Corp. Sinopec is the second largest petroleum company in China. Sinopec’s business includes oil and gas exploration, refining, and marketing; production and sales of petrochemicals, chemical fibers, chemical fertilizers, and other chemical products; storage and pipeline transportation of crude oil and natural gas; import and export of crude oil, natural gas, refined oil products, petrochemicals, and other chemicals. In 2010, it was ranked 7th in Fortune’s Global 500. Sinopec and its subsidiaries (including Sinopec Group) accounted for approximately 35% and 51% of our revenues in fiscal year ended June 30, 2011 and June 30, 2010, respectively.

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

Based on our understanding of the current PRC laws and regulations:

☐	CSRC currently has not issued any definitive rule or interpretation concerning whether our overseas listing is subject to this new procedure; and
☐
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

The EIT Law provides grandfathering of the preferential tax treatment currently enjoyed by foreign investment enterprises and accordingly, PCCL had been benefitted from the 50% reduction from calendar year 2008 through 2010, which resulted in an effective tax rate of 12.5%. PCCL was qualified as a HNTE on November 30, 2010 and accordingly it benefits from a preferential tax rate of 15% for a period of 3 years from January 1, 2010.

ITLamp was qualified as a HNTE on December 14, 2009 and accordingly it benefits from a preferential tax rate of 15% for a period of 3 years from January 1, 2009

HongAo was qualified as a HNTE on December 5, 2008 and accordingly it benefits from a preferential tax rate of 15% for a period of 3 years from January 1, 2008.

Our other subsidiaries in China are subject to the uniform 25% EIT rate. PHKL is subject to a profits tax rate of 16.5%. Pansoft-Japan is subject to a statutory income tax rate of 22% on assessable profits below JPY 8 million and 30% on assessable profits over JPY 8 million.

On March 16, 2007, the National People’s Congress of the PRC passed the PRC Enterprise Income Tax Law, which law took effect as of January 1, 2008. Under the new PRC Enterprise Income Tax Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise are subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The British Virgin Islands, where we are incorporated, does not have such a tax treaty with the PRC. We were subject to a 10% withholding tax imposed on our dividend income received from PCCL during the year ended June 30, 2010 which has been re-invested as additional capital contribution to PCCL.

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
PCCL, our major operating subsidiary, was established as a domestic company in the People’s Republic of China in September 2001.  On September 28, 2001, we were incorporated as an offshore company in the British Virgin Islands.  At that time, our company was known as “Time Maker Limited.”  Following (a) receipt of approval from the Administrative Commission of the Jinan High-Tech Industry Development Zone and (b) registration with the Jinan Administration for Industry and Commerce in 2006, we acquired all outstanding shares of PCCL for an aggregate purchase price of $396,000.  At the time of such acquisition, PCCL was converted into and recognized as a foreign investment enterprise in accordance with applicable Chinese law.  Our sole shareholder at the time of the creation of our holding company structure was Mr. Conrad Tsang Kwong Yue.  We effected payment of the requisite consideration on June 29, 2006.  Subsequent to the acquisition of PCCL, we renamed Time Maker Limited as Pansoft Company Limited.

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

In June 2010, we changed the name of Pansoft (Jinan) Co., Ltd. to PCCL and increased the registered capital of PCCL from RMB 67,000,000 to RMB 100,000,000.

In June 2010 we acquired ITLamp to serve the local oil field market, as a new wholly-owned subsidiary of PCCL. In October, 2010, we also acquired a 55% stake holding in HongAo.

In August 2010, we established Pansoft (Japan) Company Limited in cooperation with two Japanese companies. Pansoft (Japan) Company Limited was incorporated in the BVI and we hold 80% of its equity interest. Pansoft (Japan) Company Limited has established two wholly owned subsidiaries – Pansoft Japan and Pansoft Outsourcing.

In October 2010, we established a new wholly owned subsidiary Jinan Industrialized Housing Information Co, Ltd. for the purpose of undertaking CSI Products E-commerce platform project, which has yet established its independent operation since then (therefore, not shown in the organization chart below).

Our ownership structure as of June 30, 2011 is as follows, assuming no exercise of options that are authorized under our stock incentive plan.

D.	Property, Plant and Equipment

We currently operate in five facilities throughout China. Our headquarters are located in Jinan. The following table sets forth the location, size and primary use of our properties.

Office	Address	Term/Yr	Space
Pansoft (China) Co., Ltd.	Qilu Software Park Building , 3/F High-Tech District, Jinan China	1	500 Sq. M
Beijing ITLamp Technology Co., Ltd. (Kuerle Office)	Ta Zhi Xin Building, Kuerle City, Xinjiang Province, China, “Space is provided by our client for our client’s convenience”	1	480 Sq. M
Beijing ITLamp Technology Co., Ltd. (Beijing Office)	Huizhi Tower B, Suite 508, Xueqing Road, Haidian District, Beijing, China	3	124 Sq. M
Pansoft (Hong Kong) Co., Ltd.	Room 2106, K.Wah Centre,191 Java Road, North Point, Hong Kong	1	100 Sq. M
Pansoft (China) Co., Ltd. (Shengli Oil Field Office)	Shengli Hotel No. 75 Jinan Road Dongyin City, Shandong Province, PRC (Space is provided by our client for our client’s convenience)	1	150 Sq. M
Pansoft (Shenzhen) Co., Ltd.	No.7001 North Ring Blvd., Kaiyuan Tower 1501, Futian District, Shenzhen, China	1	107 Sq. M
Shandong HongAo Power Technology Co., Ltd.	No. 395 Century Forture Plaza, B2 Tower Rm. 603, High-Tech District, Jinan, China	Owned
Pansoft Software Outsourcing Service Co., Ltd. (Jinan)	Shandong Digital Plaza B-5/F, Ziwei Road, University Technology Park, Changqing District, Jinan, China	1	2590 Sq. M
Pansoft-Japan Corp., Ltd. (Osaka Office)	Yotsubashi Building.8F, 1-5-7 Shinmachi Nishi-ku Osaka, 550-0013 Japan	1	142 Sq. M

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

PCCL, our major operating subsidiary, was established in the People’s Republic of China in September 2001. On September 28, 2001, we were incorporated as an offshore company in the British Virgin Islands. At the time, our company was known as “Time Maker Limited.” On March 8, 2006, we renamed Time Maker Limited as Pansoft Company Limited. Following (a) receipt of approval from the Administrative Commission of the Jinan High-Tech Industry Development Zone and (b) registration with the Jinan Administration for Industry and Commerce in 2006, we acquired all outstanding shares of PCCL for an aggregate purchase price of $396,000. At the time of such acquisition, PCCL was converted into and recognized as a foreign investment enterprise in accordance with applicable Chinese law. Our sole shareholder at the time of the creation of our holding company structure was Mr. Tsang, who held (a) 5.88% of those shares for Baring and (b) 94.12% of those shares in trust for the shareholders of Timesway. Mr. Tsang, a Hong Kong resident, held the shares in trust to facilitate the SAFE approval. We effected payment of the requisite consideration on June 29, 2006.

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

We received the approval from China State Administration for Industry and Commerce on June 3, 2010, and approval from Jinan Administration for Industry and Commerce on June 23, 2010, as well as approval from Jinan Commerce Department on July 1, 2010 to change the name of Pansoft (Jinan) Co., Ltd. to PCCL. On the same dates, we also received approval of Jinan Administration for Industry and Commerce and Jinan Commerce Department to increase the registered capital of PCCL from RMB 67,000,000 to RMB 100,000.000.

Since 2010 we have adopted an aggregative strategy to expand our corporate size and business scope. We have invested in new businesses and completed several new acquisitions(See our organizational structure chart in C. Organization Structure in Item 4). Under Pansoft BVI, the company listed on NASDAQ, there are two main subsidiaries, PCCL and Pansoft (Japan) Company Limited. PCCL represents Pansoft’s core business in China and  has three subsidiaries: Pansoft (Hong Kong) Limited ("PHKL"), ITLamp and HongAo, aiming to establish business and client bases in the oil/gas subsidiary markets, coal mines and thermal power plants, respectively. Pansoft (Japan) Company Limited, incorporated in the British Virgin Islands, is a joint venture (we hold 80% of its stake) with two Japanese companies and has two subsidiaries, Pansoft Japan and Pansoft Outsourcing, which were created to establish our business in outsourcing mobile phone software services for Japanese clients.

Highlights of Business Operations in Fiscal Year 2011

We generate revenue through software systems development, integration and the provision of related support services.  During the fiscal year ended June 30, 2011, we continued to experience steady demand for our services and generated a significant portion of our revenue through provision of our services to our petro-industrial client base. We have signed several large-size contracts with our long term giant corporate clients, PetroChina and Sinopec and their subsidiary corporations.

On July 9, 2010 we signed a contract to develop and install a treasury management system for PetroChina. The contract is valued at approximately $1.85 million and the project will take three years to complete. The treasury management system will incorporate thousands of PetroChina’s subsidiaries and facilitate the management to centralize all its cash resources under one common platform and is one of the largest such systems in China. We are still executing the large contract signed with PetroChina signed in December, 2009 to integrate software systems between its ERP system for overall operational management and FMIS, its centralized accounting management system with total contract value of approximately over $7 million.

In July 2010, we signed two contracts with Sinopec Corp. to develop and install: (1) a centralized accounting management system valued at approximately $2.9 million, and (2) a treasury management system upgrade valued at approximately $1.1 million. The centralized accounting system will combine and integrate Sinopec's current multi-layer accounting subsystem and thousands of accounting centers into one unified system. In the same month, we have also signed another contract with a total contract value of $3 million as an extended contract to implement the centralized accounting management system for Sinopec.

We have acquired several businesses in new industries as part of our corporate expansion strategy.  In June 2010, we acquired 100% equity interest in ITLamp, a solution and service provider serving oil companies in the Tarim oilfield.  The transaction provides us with direct access to the companies operating in Tarim Oilfield, potentially one of the most productive oil fields in China, and enhances our presence and sales in the oil field market. The transaction was valued at approximately $3.33 million, (approximately $1.91 million of which was paid in cash and the remaining balance payable in such number of shares of restricted stock of the Company having a value of approximately $1.9 million (RMB 13 million) based on NASDAQ’s closing price in the 10 days prior to December 31, 2010, subject to certain conditions. In January 2011, the Company and the owner of ITLamp reached a memorandum to revise the payment term for this acquisition and reduced the proportion of the subsequent payments with Pansoft shares. The Company paid cash of RMB7.8 million (equivalent to $1,202,645) to the owner in April 2011 and will pay the remaining balance in cash of RMB2 million in two equal annual installments and 100,000 shares of Pansoft restricted stock. ITLamp is in the process of business integration with PCCL and has contributed to 9% of our total revenue for fiscal year 2011.

In October, 2010, we completed acquisition of 55% stake in HongAo, a comprehensive technology solution and service provider that has a solid base of thermal power-plant clients and creates turnkey solutions for them. HongAo will serve as our access point to sell our system solutions and services to the thermo energy industry in China HongAo has contributed to 13% of our total revenue in fiscal year 2011.

In August 2010, we formed a joint venture with two Japanese companies, Management Information Center Co., Ltd. and Seven Colors Corporation, to provide certain testing services to mobile phone software to Japanese clients including SHARP. We have invested a total of RMB18 million ($2.7 million) to establish a testing and development service center in Jinan and trained over 100 new hires. We are well positioned to take mobile phone software testing orders as well as development orders. We have obtained initial mobile phone software testing orders as well as software development orders from Sharp and Omron. However, due to the recent slowdown in mobile phone market, the mobile phone software related orders are coming in at a much slower pace than we originally expected, and therefore, this business was not yet able to break even in fiscal 2011 as opposed to what we projected. We are expecting this business to break even in the calendar year of  2012.

As an initial step to enter into B2B+B2C e-commerce for housing markets, in August 2010, we announced a collaboration agreement with an institution under the Jinan municipal government and planned to invest over $2.2 million to develop and operate the E-commerce Platform (namely China Skeleton Infilling or CSI) to facilitate potentially multi-billion RMB transactions for pre-sale of apartments. In October 2010, we registered a new subsidiary, Jinan Industrialized Housing Information Co, Ltd. in Jinan Shandong. However, due to the recent slowdown in property market in China, we may reduce our investment scale and so far we only assigned a few programmers to work on the development of the e-commerce platform.

In April 2011, PCCL set up a new department, Technological Development Center, which focuses on software research and development technologies and developing tools, components and platforms for software system development and integration. This represents an important step to improving our software development efficiency and to build our long term technical competitive edge, and we have dedicated our most experienced and talented technical staff to work on sophisticated software technological issues under this department.

Operating Results

The following sets forth key components of our results of operations for the periods indicated, both in U.S. dollars and as a percentage of sales revenue. The following selected consolidated income statement data for the years ended June 30, 2011 and 2010 are derived from our audited consolidated financial statements in this report on Form 20-F

	Year ended June 30, 2011	Year ended June 30, 2010	Change	%
In USD
Revenues	19,165,369	12,056,872	7,108,497	59%
Cost of sales	12,777,616	6,252,280	6,525,336	104%
Gross profit	6,387,753	5,804,592	583,161	10%
Gross margin	33%	48%	-15%

Revenues

During the fiscal year ended June 30, 2011, our revenues were $19,165,369, a 59% increase from $12,056,872 in the same period of 2010. The increase of our revenues was primarily attributed to an increase in software system development projects in our core business and the contribution from the new businesses (representing 19% of our total revenues in 2011).

The revenue recognized from these large-scale software contracts, which typically have a value between $1.5 million to $6 million per contract, was $4.83 million and $5.87 million, accounted for approximately 25% and 49% of our total revenue, for the fiscal years ended June 30, 2011 and 2010, respectively. The significant decrease in percentage of revenue from these large contracts was mainly due to new revenues (19% of the total revenue in fiscal year 2011), from the businesses acquired in 2010 and 2011 (including HongAo and ITLamp) and increasing sales of PCCL from coal mining and oil/gas subsidiary businesses (27% of the total revenue in fiscal year 2011).

The total contract value of our large-scale software project contracts, including our contracts with PetroChina to develop their Treasury Management System and with Sinopec to develop their Centralized Accounting System, was $13.78 million and $11.15 million for the fiscal years ended June 30, 2011 and 2010, respectively, representing a 4% increase.  The total number of large-scale software projects under contract was 5 and 4 for the fiscal years ended June 30, 2011 and 2010, respectively.  These large-scale software project contracts usually require us to complete our services over a two year period.  We estimate that approximately 85% and 63% of the services required under these large-scale contracts were completed as of June 30, 2011 and 2010, respectively. Approximately 72% of revenues from these large contracts have been paid by our clients as of June 30, 2011.

We consider our large project backlog to consist of remaining services to be performed or completed under its software project contracts. Approximately 15% and 49% of the services required under these large contracts remain uncompleted as of June 30, 2011 and 2010 respectively. The reduction in our backlog between fiscal 2010 and 2011 was due to progress in job completion.

Cost of Sales

During the fiscal year ended June 30, 2011, our cost of sales was $12,777,616, increased by $6,525,336, or 104%, comparing to $6,252,280 in the year ended June 30, 2010. Our costs increased in a faster pace than our revenues due to the following factors: i) the costs of newly acquired businesses, counting for 42% of the total cost increase; ii) the new investment in to new business, outsourcing software service for Japanese client, counting for 32% of the total cost increase; iii) a significant increase in staff costs of our core business, counting for 29% of the total cost increase,  because of the recruitments of new staff in anticipation of growth in business.

Gross Profit
For the fiscal year ended June 30, 2011, our gross profit increased to $6,387,753 from $5,804,592 for the same period in 2010, a 10% increase driven by fast revenue growth as more sizable contracts were signed with our clients, while our gross margin dropped from 48% in 2010 to 33% in 2011, due to increased costs arising from new hiring, the loss incurred to our outsourcing business and relatively smaller gross margins in newly acquired businesses due to higher proportion of hardware costs in their revenues.

Operating Expenses

	Year ended June 30, 2011	Year ended June 30, 2010	Change	%
In USD
Selling expenses	1,105,160	367,776	737,384	200%
General and administrative expenses	3,249,849	910,698	2,339,151	257%
Professional fees	366,456	459,728	(93,272)	(20)%
Stock based compensation	270,592	441,232	(170,640)	(39)%
Total Operating Expenses	4,992,057	2,179,434	2,812,623	129%
% of Revenues	26%	18%

Operating expenses consist primarily of general and administrative expenses, selling expenses, professional fees and stock option expense. For the fiscal year ended June 30, 2011, our operating expenses increased to $4,992,057 from $2,179,434 for the same period in 2010, a 129% increase. Our general administrative expenses in 2011 included amortization of intangible assets of our newly acquired businesses of $826,872. Our general and administrative expenses in 2011 increased also mainly due to relatively much large number of management and administrative staff working in our six subsidiary business offices. Our selling expense increased substantially by 200%, primarily due to selling expenses of our new businesses and more sales related activities occurred such as solution promotion and training. Our professional service expenses decreased by 20%, which was primarily due to less legal service charge and investor relation road show activities conducted in this fiscal year. During 2011, our stock option cost reduced by 39%. Lower amortization of stock option costs was recorded during the year ended June 30, 2011 because certain options have fully vested.

Other Income and Expenses

	Year ended June 30, 2011	Year ended June 30, 2010	Change	%
In USD
Investment income	279,233	208,824	70,409	34%
Interest income	21,234	40,184	(18,950)	-47%
Finance cost	(80,383)	(19,915)	(60,468)	304%
Change in fair value of contingent consideration	(232,310)	-	(232,310)
Government grant	164,713	18,895	145,818	772%
Other income (expenses), net	226,245	65,134	161,111	247%
Impairment loss on intangible assets	(428,028)	-	(428,028)
Gain on disposition of property and equipment	(368)	1,242	(1,610)	(130)%

Total other income (expenses)	(49,664)	314,364	(364,028)	(116)%

Our investment income on entrusted investment funds increased from $208,824 in 2010 to $279,233 mainly due to more investment in entrusted funds during fiscal 2011. Our financing cost increased by 304%, due to short term borrowings from banks ($1.5 million for less than two months) to support our cash needs in acquisitions.

Change in fair value of contingent consideration of $232,310 results from the amended payment term that a supplemental agreement for the acquisition of IT Lamp that was entered into in January 2011 and subsequent changes in our stock price.

We received $117,472 more VAT refunds from the government in 2011 than that in 2010, recorded under Other Income. The government grant increased by $145,818, or 772% in 2011 comparing to the same period in 2010 because HongAo, a newly acquired business in 2011, possesses several energy efficiency improvement and pollution reduction technologies, which are entitled to government sponsorship for the related research commitments.

According to the cooperation agreement with the other two Japanese investors of Pansoft Japan Co., Ltd., RMB18 million (equivalent to $2,718,623) was contributed by us upon its incorporation in return for an 80% equity interest. The other two investors contributed customer relationships valued at $524,116 in return for a 20% equity interest. However, due to the recent slowdown in mobile phone market, the mobile phone software related orders are coming in at a much slower pace than we originally expected, and therefore, this business was not yet able to break even in fiscal 2011 as opposed to what we projected. As a result, we recorded an impairment of the customer relationship in the amount of 428,028.

Income Before Provision for Income Taxes

As a result of the factors described above, income before provision for income taxes was $1,346,032 for the fiscal year ended June 30, 2011, a decrease of $2,593,490, or 66%, from $3,939,522 for the same period in 2010.  Income before provision for income taxes was 7% and 33% of total revenues for the years ended June 30, 2011 and 2011 respectively.

Income Tax Expenses and Net Income

	Year ended June 30, 2011	Year ended June 30, 2010	Change	%
In USD
Income tax expenses	476,011	694,597	(218,586)	(31)%

Net income	870,021	3,244,925	(2,374,904)	(73)%
Net profit margin	4.5%	26.9%	(22.4)%
Other comprehensive income (loss)	850,559	97,297	753,262	774%

Comprehensive income	1,720,580	3,342,222	(1,621,642)	(49)%
Basic earnings per share	0.26	0.60	(0.34)	(57)%
Diluted earnings per share	0.25	0.59	(0.34)	(58)%

Our income tax expense for the year ended June 30, 2011 decreased by $218,586, or 31%, as compared to the same period in 2010. Effective income tax rate in 2011 increased to 35.4% from 17.6% in 2010. Pansoft (Japan), PHKL and Pansoft Outsourcing incurred a total tax loss of over $1.9 million and a full valuation allowance has been provided for on these losses. PCCL, ITLamp and HongAo were recognized as qualified high technology businesses they enjoyed a preferential enterprise income tax rate of 15% in 2011.

Net Income

As a result of the factors described above, our net income was $870,021 for the fiscal year ended June 30, 2011, a decrease of $2,374,904, or 73%, as compared to $3,244,925 for the same period in 2010. The Company’s net income decreased mainly due to the loss created by its subsidiary, Pansoft-Japan, which remained in its start-up process. The other loss was from HongAo due to slow revenue recognition process.

Net Loss Attributable to Non-controlling Interests

Net loss of our majority owned subsidiaries, HongAo and Pansoft Japan Company Limited (and its two subsidiaries) was allocated to their non-controlling shareholders based on their respective percentage ownership of 44.99% and 20%, in these entities, respectively. Based on the percentage ownership of the non-controlling interests, approximately $0.55 million of net loss of these entities was attributable to non-controlling interest shareholders of HongAo and Pansoft Japan for the year ended June 30, 2011.

Net income available to Pansoft stockholders

Net income minus income attributable to non-controlling interests is net income available to Pansoft stockholders. For the year ended June 30, 2011 and 2010, net income available to Pansoft stockholders was $1.4 million and $3.2 million, respectively.

Segment Information

During the year ended June 30, 2010 and prior, the Company viewed its operations and managed its business as one segment: the design, development, implementation and servicing of ERP systems.

During the year ended June 30, 2011, the Company viewed its operations and managed its business as three segments: (i) the design, development, implementation and servicing of ERP systems for oil/gas industry; (ii) the provision of technology solution and related services to thermal power industry; and (iii) outsourced mobile phone software testing and development.

	For the years ended June 30,
	2011	2010
Revenues:
ERP system development and integration service to energy industry	15,563,549	12,056,872
Technology solution and related services to thermal power industry	2,441,494	-
Outsourced mobile phone software testing and development	1,160,326	-
Total	19,165,369	12,056,872

Depreciation:
ERP system development and integration service to energy industry	338,128	225,325
Technology solution and related services to thermal power industry	90,186	-
Outsourced mobile phone software testing and development	35,207	-
Total	463,521	225,325

Intangible assets amortization
ERP system development and integration service to energy industry	351,376	63,948
Technology solution and related services to thermal power industry	437,715	-
Outsourced mobile phone software testing and development	96,088	-
Total	885,179	63,948

Net income (loss):
ERP system development and integration service to energy industry	3,543,088	3,245,265
Technology solution and related services to thermal power industry	(481,786)	-
Outsourced mobile phone software testing and development	(2,189,021)	-
Other (a)	(2,260)	(340)
Total	870,021	3,244,925

(a)	The Company does not allocate its general and administrative expenses of its U.S. activities to its reportable segments because these activities are managed at a corporate level.

	June 30, 2011	June 30, 2011
Expenditures for identifiable long-lived tangible assets
ERP system development and integration service to energy industry	732,700	234,470
Technology solution and related services to thermal power industry	130,225	-
Outsourced mobile phone software testing and development	284,690	-
Total	1,147,615	234,470

ERP software development and integration service to energy industry (“ERP business”) was the Company’s core business and provided 81% of its revenues in this fiscal year. It mainly operates this segment by its two subsidiaries, PCCLand ITLamp. During the fiscal year ended June 30, 2011, the revenue generated in this segment was $15,563,549, 29% increase from $12,056,872 in the fiscal year ended June 30, 2010, due to, mainly, consolidation of ITLamp’s revenue (13% of the growth) and organic growth of PCCL’s business (16% of the growth). The revenue of ITLamp in fiscal 2010 only contains the information for the period June 1 through June 30, 2010, the period it was acquired by the PCCL. Technology solution and related services to thermal power industry (“Power technology business”) was operated by HongAo. During the fiscal year ended June 30, 2011, the revenue from this segment was $2,441,494, mainly from HongAo’s energy saving and pollution reduction engineering and technical service projects for its clients in thermal power industry, 13% of total revenue of the Company. In the same period, the revenue from the business of outsourced mobile phone software testing and development (Outsourcing business”), operated by Pansoft (Japan), was $1,160,326, 6% of the total revenue.

During the fiscal year ended June 30, 2011, the depreciation charged to Company’s ERP business segment, Power technology business and Outsourcing business was $338,128, $90,186 and $35,207, respectively.

During the fiscal year ended June 30, 2011, intangible assets amortization which were non-cash charge for software copy rights, unfinished contracts and customer base resulted from the acquisition and establishment of new businesses,  occurred in amount of $351,376, $437,715 and $96,088 to segments of ERP business, power technology business and outsourcing business, respectively.

During the fiscal year ended June 30, 2011, the net income from Company’s ERP business segment was $3,543,088, 9% increase from $3,245,265 in fiscal year 2010. This segment provided all the profits of the Company in fiscal year 2011. On the other hand, the Company’s other two segments operated at loss. The loss from the Company’s Power technology business segment was $481,786 due to slower pace of HongAo’s revenues to be recognized and non-cash charge for amortization of its intangible assets of $437,715. HongAo has approximately $1.5 million potential revenues unrecognized from the projects completed but pending for its client’s confirmation documents to be issued. The loss from Outsourcing business was $2,189,021, including impairment loss of $428,028 on customer relationship due to start-up investment to set up the business as well as slower than expected order flow from its Japanese clients. We are expecting the mobile phone software business is picking up in calendar year 2012, and therefore we expect Pansoft (Japan) to break even in 2012.

Expenditures for identifiable long-lived tangible assets reflect the investing expenses to acquire equipment, office furniture and finishing rental office spaces, etc. During the fiscal year ended June 30, 2011, the expenses on long-lived tangible assets were incurred to Company’s ERP business segment, Power technology business and Outsourcing business was $732,700, $130,225 and $284,690, respectively.

Liquidity and Capital Resources

Cash Flows and Working Capital

As of June 30, 2011, we had cash and cash equivalents of $3,680,716. Our cash and cash equivalents increased by about $1 million, or 36%, as compared to $2,705,957 as of June 30, 2010, because of cash generated from operating activities of $4.2 million, offset by $2.5 million used in investing activities and $0.5 million used in financing activities. Management believes that the Company’s current available working capital should be adequate to sustain its operations at current levels through at least the next twelve months and will provide the Company with the funds necessary to execute its business strategy.

Net cash generated from operating activities totaled $4,200,854 for the fiscal year ended June 30, 2011, as compared to net cash generated from operating activities of $1,495,665 for the fiscal year ended June 30, 2010. For fiscal year 2011, net cash provided by operating activities was primarily attributable to:

$3,063,195	Net income (adjusted by amortization and depreciation, change in fair value of contingent consideration, impairment loss on intangible assets and stock-based compensation, etc)
$(1,246,097)	increase in accounts receivable
$188,362	decrease in unbilled revenues
$(1,067,119)	increase in prepayments, deposits and other receivables
$(428,155)	increase in inventory
$1,665,608	increase in accounts payable and accrued liabilities
$2,305,244	increase in deferred revenues

Accounts receivable represents the amount that has been billed to the clients based on percentage completion of the contracted projects. The increase in accounts receivable was due to revenue growth that has not been collected.

Unbilled revenue represents the accumulated unbilled amount of revenue recognized, based on our revenue recognition policy. As of June 30, 2011, the Company’s unbilled revenues reached $7,025,926, an increase of 2% as compared to the unbilled revenues as of June 30, 2010, due to an increase in revenue, particularly revenues from large size contracts with the Company’s traditional major clients, and the timing difference between revenue recognition and the final invoicing process, which must be coordinated with our clients’ payment approval policies. Specifically, certain large clients have insisted that we not bill or invoice them until they have informed us to do so because of their internal processes for the approval and payment of invoices.  In addition, because the issuance of an invoice triggers certain business and income tax payment obligations under PRC tax regulations, we prefer to invoice immediately prior to customer payment.

Formal invoicing normally occurs following the achievement of defined goals or project completion. Depending on the practices of each customer, we are allowed to bill about 40% to 50% of total contract value during the execution of the projects and bill the remaining balance approximately six to ten months after completion of projects. In other cases, we bill our services three to six months after completion of projects. The timing between revenue recognition and formal invoicing varies among large software contracts.  On average, the initial revenue recognition occurs between 60 to 300 days prior to the formal invoicing. In most cases, payment collection is completed between 15 to 35 days following the formal invoicing of clients. In addition, we have little room to negotiate with clients in terms of invoicing and payment collection. We generally collect substantially all of the unbilled revenues by either the end of a calendar year or Chinese New Year (which usually occurs in February), because it is a common practice for Chinese companies to pay their outstanding payments dues immediately prior to the extended holiday for Chinese New Year and the initiation of a new annual budget during this period.  See “Key Information—Risk Factors—We may not be able to collect all or a significant proportion of our accounts receivable or unbilled revenues from certain large clients, which could lead to reduced revenues and profitability”.

We have an increase in prepayments, deposits and other receivables as of June 30, 2011, mainly because of more rental deposits for our office premises in Japan and China and more prepayments made by HongAo on hardware purchases.

The increase in deferred revenues was the result of payments from customers for which revenue was not earned or recognized.

Net cash used in investing activities was $2,507,991 for the fiscal year ended June 30, 2011, compared to net cash used in investing activities of $10,132,216 for the year ended June 30, 2010.  The cash used in investing activities for the fiscal year ended June 30, 2011 mainly consisted of payments for acquisitions and purchase of computers for our software development projects.

Net cash used in financing activities was $503,602 during the year ended June 30, 2011. During the year, we repurchased 121,200 shares of our common stock at a total cost of $503,602. There were no financing activities in the year ended June 30, 2010.

We are a holding company and conduct our operations primarily through our subsidiaries, in China.  Accordingly, our ability to pay dividends to shareholders and to finance any debt we may incur depends on the ability of our subsidiaries to pay dividends to us.  Under current PRC regulations, our subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. The most significant difference between PRC GAAP and US GAAP in the calculation of profit and loss relates to the timing of recognition of revenue. Under PRC GAAP, revenue is recognized only upon formal invoicing to the client, which tends to occur at a later date than under our US GAAP accounting policy.

As of June 30, 2011, the “accumulated profit” of our subsidiaries calculated under PRC GAAP was $5,804,274, and the retained earnings calculated under US GAAP was $8,280,368. The excess of the retained earnings from US GAAP over those of PRC GAAP by $2,476,094 was primarily due to timing of our revenue recognition on contract revenues.

Furthermore, PRC regulations require our PRC subsidiaries to set aside least 10% of its after-tax profit each year to fund a statutory reserve fund until the amount of the reserve fund reaches 50% of such entity’s registered capital.  Although these statutory reserve funds can be used to increase the registered capital and eliminate future losses in excess of the retained earnings of our subsidiaries, these reserve funds are not distributable as cash dividends except in the event of a liquidation of the company.  In addition, under regulations of the SAFE, RMB cannot be converted into foreign currencies, including U.S. dollars, for capital account items, such as loans, repatriation of investments and investments outside of China, unless we obtain prior approval of and registration with SAFE.  At June 30, 2011, net assets of the Company’s PRC subsidiaries in the amount of $20,334,390 were restricted and not available for distribution to the Group and the amount of $1,215,871 was free of restriction.

We do not expect that any of the restrictions discussed in the preceding paragraph relating to transfer of funds by our subsidiaries and conversion of RMB to foreign currencies will have a significant impact on our ability to meet our cash obligations, primarily because we have no present plans to pay dividends to our shareholders and the parent holding company does not have significant operating activities and cash requirements.

Our current ratio decreased from 4.9 at June 30, 2010 to 3.5 at June 30, 2011, primarily due to our new investment and acquisitions as part of our corporate expansion strategy. (Please see more details in the section of “Accomplishments in Corporate Expansion” in Item 4.).

Seasonality of Our Sales

Historically, the Company’s operating results and operating cash flows were subject to seasonal variations. The Company’s revenues recognized in the first two calendar quarters are usually lower in proportion to revenues for the entire year. This is due to the fact that the Company generates revenue primarily through software systems development, integration and provision of related support services provided to large oil businesses in China. It is common for our large clients to sign contracts during the later part of the year, especially during the fourth quarter of a calendar year or early in the new calendar year prior to the Chinese New Year.

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

Markets and Outlook

China’s central government took austerity economic policy to slow down the increasing inflation since 2010 and the  economy was expected to experience “hard-landing.” Some industries, especially the real estate industry, have been hit hard in this process. However, the IT industry in China maintains a higher than average growth pace. The Company believes the demand for its services will remain strong due to strong demand for IT service as well as the growing oil and coal industry in China.

The Company is focusing on developing new business by leveraging its advanced technology and applications development know-how on customization and system integration services, by continuing to develop knowledge of the markets it is in, and expanding its reach into new areas. The Company anticipates it will provide customization and integration services and solutions to large clients in new industries to distinguish it from other competitors that are selling generic software products in this competitive market. Meanwhile, the Company also develops its new tool based platforms to improve the development efficiency as well as to wrap up its solutions to form BPMS products, which are marketable to a much broad clientele in different industries.

In addition, following the completion a series of acquisitions during the fiscal year ended June 30, 2011, the Company has positioned itself to compete in new markets such as coal mining, thermal power and outsourcing mobile software testing and development services . These newly acquired and invested businesses are in the integration process with the Company’s operation and the Company has generated a small portion of its total revenue from these new businesses during the fiscal year 2011.

The Company’s net income decreased from last fiscal year by 73%, mainly due to the following impacts:
-	The loss of $1.67 million from Pansoft Japan Company Limited and its subsidiaries
-
Net income was after deduction of about $1.55 million of non-cash charges including amortization of intangible assets of $0.89 million, impairment loss on intangibles of $0.43 million and fair value loss of contingent liabilities of $0.23 million in relation to amended payment terms for acquisition of ITLamp.

Looking forward, the Company’s management believes that demand for its services will continue to grow and relatively larger proportion of revenue will come from new sources and new markets. As a result of the Company’s brand name and reputation in the ERP industry for delivering high quality services at competitive prices with ample development capacity, coupled with strong balance sheet and additional revenues from the newly acquired businesses, the management believes that its revenues will continue to grow during the next fiscal year.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with US GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements.

Revenue Recognition. Revenue is net of VAT. We provide services in the form of large software projects to a limited number of major customers and generate revenues from contracts for software system integration and development services, under which we design, redesign, build and implement new or enhanced systems applications and related processes for our clients.  Such revenues are recognized using percentage-of-completion accounting by calculating the percentage of services provided during the reporting period compared to the total estimated services to be provided over the duration of the contract.

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

If our estimates indicate that a contract loss will occur, a loss provision is recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract and are included in Cost of services and classified in other accrued liabilities. To date, we have not experienced material losses on contracts in process or completed contracts.

For software system integration and development services, the Company sometimes provides its customers with the right to withhold certain percentages (about 5% to 10%) of the contract value as compensation from the balance payment stipulated in the contracts. If the performance specifications cannot be met within a period of approximately one year following the customer's initial acceptance of the completed project, this retainage is not collectable.  For these contracts with retainage clause, if the retained amount is paid by clients before the warranty period expires, it is recorded as deferred revenue which is recognized at the conclusion of the warranty period because the clients may require refund of their early payment if the covered system failed performing in accordance with the technical requirements during the warranty period.  If the clients withhold the retained amount and does not make payment prior to the expiration of the warranty period, the retainage is neither recognized as revenue nor invoiced until the performance specifications are met to the customer’s satisfaction at the end of the warranty period and when collectability can be reasonably assured in accordance with ASC Topic 985-605-25-3. In either case, this retainage is not recognized as revenue due to collectability or refundability risk.

We have estimated and provided for warranty costs of $117,268 and $Nil as of June 30, 2011 and 2010 based on our historical experience.

From time to time, per our clients’ requirement, we enter into ongoing maintenance supporting service arrangements with customers based on time and cost-plus. These services typically include database operation maintenance, space management, data migration and database tune-ups, system servicing, system updating and version control, application servicing, debugging, real-time servicing, and application of interfaces with other business systems, training in ongoing system operation.

For ongoing maintenance supporting service arrangements based on a fixed fee basis over a specified period of time, we considers amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable, and collectability is reasonably assured. In such contracts, our efforts are usually measured by time incurred, therefore,  we recognizes revenues as amounts become billable on a straight-line basis, in accordance with contract terms, provided the billable amounts are not contingent, are consistent with the services delivered, and are earned, unless revenues are earned and obligations are fulfilled in a different pattern. The revenue from maintenance related contracts is not a significant proportion of our total revenue because most of our clients have their permanent technical team for their long term system maintaining needs.

Revenue from sale of hardware and synthesis software is recognized when the i) significant risks and rewards of ownership have been transferred to the customer at the time when the products are delivered to and accepted by its customers, ii) the price is fixed or determinable as stated on the sales contract, and iii) collectability is reasonably assured.  Our customers do not have a general right of return on hardware delivered.

Accounts Receivable and Allowance for Doubtful Accounts.  Accounts receivable are stated at original invoice amount less allowance made for doubtful receivables based on a review of all outstanding amounts at the period end.  Our management must make estimates of the collectibility of our accounts receivable. Management specifically analyzes accounts receivable, historical bad debts, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts An allowance for doubtful receivables is made when there is objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables.  Accounts receivables are written off when we have exhausted all reasonable means to collect the account and it has been determined that further collection efforts would be ineffective. The Company does not contain collateral on its accounts receivable.

Property and Equipment. We record property and equipment at cost. We depreciate property and equipment on a straight-line basis over their estimated useful lives with 5% residual value using the following annual rates:

Computer equipment	-3 to 5 years straight line
Vehicles	-5 years straight line
Office furniture	-3 to 5 years straight line
Leasehold improvements	-2 to 5 years straight line
Computer software	-3 years straight line (without 5% residual value)
Buildings	-20 years straight line
Plant and machinery	-5 years straight line

We expense maintenance and repair expenditures as they do not improve or extend an asset’s productive life. These estimated lives have been reasonably accurate in the past and have been based on historical experience and the estimated useful lives of similar assets by other software companies. These estimates are reasonably likely to change in the future since they are based upon matters that are highly uncertain such as general economic conditions, potential changes in technology and estimated cash flows from the use of these assets.

Impairment of Long-Lived Assets. We review the carrying values of our long-lived assets for impairment whenever events or changes in circumstances indicate that they may not be recoverable. When such an event occurs, we project undiscounted cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If projections indicate that the carrying value of the long-lived asset will not be recovered, we reduce the carrying value of the long-lived asset, by the estimated excess of the carrying value over the projected discounted cash flows. Estimated cash flows from the use of the long-lived assets are highly uncertain and therefore the estimation of the need to impair these assets is reasonably likely to change in the future. Should the economy or acceptance of our software change in the future, it is likely that our estimate of the future cash flows from the use of these assets will change by a material amount.

Impairment of Goodwill.  The carrying value of goodwill is evaluated annually or more frequently if events or circumstances indicate that an impairment loss may have occurred. Such circumstances could include, but are not limited to, a significant adverse change in business climate, increased competition or other economic conditions. Under FASB Accounting Standard Codification (ASC) Topic 350 “Intangibles — Goodwill and Other”, goodwill is tested at a reporting unit level. The impairment test involves a two-step process. The first step involves comparing the fair value of the reporting unit to which the goodwill is assigned to its carrying amount. If this comparison indicates that a reporting unit’s estimated fair value is less than its carrying value, a second step is required. If applicable, the second step requires us to allocate the estimated fair value of the reporting unit to the estimated fair value of the reporting unit’s net assets, with any fair value in excess of amounts allocated to such net assets representing the implied fair value of goodwill for that reporting unit. If the carrying value of the goodwill exceeds its fair value, the carrying value is written down by an amount equal to such excess.

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

C.           Research and Development, Patents and Licenses

See “Item 4. Information on the Company – B. Business Overview – Research and Development” and “—Regulations—Intellectual Property Rights.”

D.           Trend Information

See “Item 3. Key Information—Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” above.

E.            Off-Balance Sheet Arrangements

As of June 30, 2011, we had no off-balance sheet arrangements as defined in Item 303(a) (4) of the SEC’s Regulation S-K.

F.           Tabular Disclosure of Contractual Obligation
The following table sets forth our contractual obligations and commitments as of June 30, 2011:

	Payments Due by Period
	Less than 1 Year	1-3 Years	4-5 Years	5 Years +
Operating lease commitments	$259,852	$231,950	$162,085	$21,611
Total	$259,852	$231,950	$162,085	$21,611

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Executive Officers and Directors
The following table sets forth our executive officers and directors, their ages and the positions held by them as of December 1, 2011:

Name	Age	Position	Appointment Year
Hugh Wang (1)(7)	61	Chairman and Director	2001
Guoqiang Lin (1)(7)	42	Chief Executive Officer and Director	2001
Allen Zhang (1)	58	Chief Financial Officer	2008
Samuel Shen (1)(2)(3)(4)(6)	46	Director	2010
Paul Gillis (1)(2)(3)(4)(5)	57	Director	2009
Tony Luh (1)(2)(3)(4)(6)	47	Director	2010

(1)	The individual’s business address is c/o Pansoft Company Limited, 3/F, Qilu Software Park Building, Jinan Hi-tech Zone, Jinan 250101, Shandong, and People’s Republic of China.
(2)	Member of audit committee.
(3)	Member of compensation committee.
(4)	Member of nominating committee.
(5)	Class I director whose term expires in 2012.
(6)	Class II director whose term expires in 2013.
(7)	Class III directors were re-elected in November 28, 2011 and their terms will expire in 2014.

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

Guoqiang Lin. Mr. Lin is our Chief Executive Officer and a Director. Mr. Lin was one of the founders of Pansoft in 2001. Prior to founding Pansoft from 1990-2001, Mr. Lin was the Vice President of Inspur Group, a Chinese software company now listed on the Shanghai Stock Exchange. While at Inspur Software, Mr. Lin developed “Guoqiang Finance,” an ERP software system for Chinese businesses. Mr. Lin received a bachelor’s degree in computer science from Shandong Teacher’s University.

Allen Zhang. Mr. Zhang is our Chief Financial Officer. From 2002-2008, Mr. Zhang was an international business consultant of Oriental Connections for China Railway Construction 18th Bureau Corporation and Shanghai Power Transmission and Transformation Engineering Corporation, large construction corporations in China. From 2005-2007, Mr. Zhang served as Interim Chief Financial Officer and International Trade Director for the Japan/China Project Office in Beijing of Westlake International, a diversified investment company with operations in China, Japan and the United States. From 2001 to 2002, Mr. Zhang served as the Chief Financial Officer and a director of Beijing Skill Technology Company, a medical device technology development company. From 1999 to 2000, Mr. Zhang served as the international business manager and special project leader of PacificNet.com, a provider of customer relationship management, mobile Internet, e-commerce and gaming technology in China. Mr. Zhang used to be researcher and research division director in Rural Development Institute of Chinese Academy of Social Sciences, the top think-tank of China. Mr. Zhang received a bachelor’s degree in Economics from the People’s University of China and a master’s degree in Agricultural and Applied Economics from the University of Minnesota.

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

Paul Gillis. Dr. Gillis currently serves as Visiting Professor of Accounting at Peking University where he has taught financial accounting and taxation courses since 2007.  From 1976 to 2004, Dr. Gillis held various positions at the United States firm of PricewaterhouseCoopers and became a partner in 1988.   He has been based in China since 1997 and served as the Asia-Pacific tax managing partner and a member of the China executive board of PricewaterhouseCoopers.  Prior to his assignment to China in 1997, he was based in Denver, Colorado as the Price Waterhouse Mining Industry Leader.   Dr. Gillis received a bachelor’s degree in accounting from Western State College, a master’s degree in accounting from Colorado State University and a Ph.D. from Macquarie Graduate School of Management.  He is a Certified Public Accountant in the United States and a member of the Standing Advisory Group of the Public Company Accounting Oversight Board.

Tony C. Luh.  Tony C. Luh is at present General Partner and Greater China President for the Westly Group. The Westly Group is a renowned clean tech focused venture capital firm headquartered on Sand Hill Road in Silicon Valley. The Westly Group’s most recent successes include Telsa Motors (Nasdaq: TSLA) and Amyris Biotech (Nasdaq: AMRS). Before joining the Westly Group, Tony was one of the founding managing directors at DFJ DragonFund. Born in Japan, raised in Thailand, and possessing profound knowledge of the Chinese language and culture, Tony spent his professional career in both Asia and the US. Tony has over 20 years of experience in capital markets, sales, strategic alliances and business development. Prior to the Westly Group and DFJ DragonFund, Tony was a managing director with DragonVenture which he co-founded in 1999. Before DragonVenture, Tony was a senior executive at InfoWave Communications, an early-stage, first-generation Chinese Internet company. At the time, Infowave was one of the pioneers in the internet portal business. His position at Infowave brought Tony in close contact with Yahoo! and EBay, communicating closely with both companies on strategic direction in the international markets. In many ways, Tony influenced the early developments of Internet in Taiwan and China. In the mid- to late-1980s in Taiwan as the corporate fund manager for Kosheng Enterprises, Tony accumulated public investment expertise in sectors ranging from information technology to high volume manufacturing in Asia. In 1999 Tony and his partner Bobby Chao co-founded DragonVenture, an investment advisory and seed fund management firm specializing in Greater China regions. Tony later became the seed investor and advisor of OSA Technologies and InphoMatch (a.k.a. Mobile365). Both companies were very successful with OSA acquired by Avocent (Nasdaq: AVCT) and Mobile365 acquired by Sybase (NYSE: SY). With his partner Bobby, Tony also advised on eFriendsNet – one of the first social networking companies in China later acquired by French SNS Giant Meetic. Tony attended three different high schools in three different countries. Tony also attended three different universities in three different states (Washington, Texas and California) in the US.

B. Compensation
Our executive officers receive an annual base salary and are eligible to receive discretionary cash bonuses and equity awards, from time to time, as determined by the compensation committee or our board of directors. The aggregate amount of cash compensation (salaries and bonuses) paid to our executive officers for fiscal year 2011 was approximately $167,984. This amount includes an aggregate bonus amount of $67,965 paid to our executive officers in April 2011 for the six months ended in June 30, 2010. The late payment for the bonus to cover the last six months in fiscal 2010 was due to the transition of fiscal year end changing.  The amount of the bonus for fiscal year 2011 was tied to attainment of certain company financial performance goals in general but yet to be specified by our board and its compensation committee. No bonus to the executive officers has been paid for fiscal 2011 and will be determined by our board compensation committee after their evaluation of the performance in fiscal 2011.

During fiscal year 2011, We did not grant any options to our directors and executive officers under the 2008 Stock Incentive Plan (as described below).

The equity ownership of our executive officers is described under the heading “Principal and Selling Shareholders,” below.

2008 Stock Incentive Plan.  In July 2008 the Company approved the 2008 Stock Incentive Plan, pursuant to which 604,248 shares of the Company’s common stock are reserved for issuance, subject to the approval of such plan by the Company’s shareholders.  Eligible individuals under the 2008 Stock Incentive Plan include employees, non-employee directors and independent consultants in our service or the service of our subsidiaries.  Awards under the 2008 Stock Incentive Plan may be either in the form of stock option grants with exercise prices at or above the fair market value of our common stock on the award date or in the form of restricted stock awards.  No option grants will have a maximum term in excess of 10 years, and each option grant or stock award will generally vest over one or more years of service.  However, upon certain changes in control or ownership, those options and stock awards may vest in whole or in part on an accelerated basis.  As of June 30, 2011, options covering an aggregate of 410,000 shares of our common stock were outstanding under the 2008 Stock Incentive Plan, and 173,248 shares of our common stock remained available for future issuance.

We have adopted a non-employee director compensation policy pursuant to which each individual serving as a non-employee board member at the beginning of the company’s fiscal year will be eligible to receive an annual retainer of $5,165 for board service.  New non-employee board members elected or appointed to the board during the Company’s fiscal year will receive a pro-rated amount of the annual retainer based on the period served from the date of appointment or election through the end of our fiscal year.  In addition, each non-employee director will receive $151 for each board meeting attended in person or conference call.  Non-employee directors are also eligible to receive equity awards. For fiscal year 2011, our non-employee directors received an aggregate of $19,725 in cash as annual retainer and board meeting fees.  We have previously granted options to our non-employee directors in 2008, 2009 and 2010 as follows:

Grant Date	Expiration Date	Aggregate Number of Shares	Exercise Price Per Share ($)
September 8, 2008	September 8, 2013	14,000	7.00
December 13, 2008	December 12, 2011	14,000	2.74
May 22, 2009	May 21, 2012	14,000	5.20
February 25, 2010	February 24, 2013	30,000	6.33

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

The Company’s articles of association provides for a classified Board of Directors consisting of three classes having staggered terms of three years each. The Board of Directors currently consists of one Class I director, two Class II directors, and two Class III directors. The Class I director has a term expiring at the 2012 annual meeting of stockholders, the Class II directors have a term expiring at the 2013 annual meeting and the Class III directors have a term expiring at the 2014 annual meeting of stockholders

If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional directors of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decreases in the number of directors will not shorten the term of any incumbent director. These board provisions could make it more difficult for third parties to gain control of our company by making it difficult to replace members of the Board of Directors.

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

D.           Employees
As of June 30, 2011, we had 614 full-time employees, including the employees in all of our subsidiaries. Of the total, 52 people were in administrative and accounting positions, including 3 executives in our corporate level and 15 executives in subsidiary level in managerial positions, 31 in marketing and sales positions, 336 in implementation and technical support positions and 195 in research and development positions. We believe that our relations with our employees are good. We have never had a work stoppage, and our employees are not subject to a collective bargaining agreement.

E.            Share Ownership
The following table sets forth information with respect to beneficial ownership of our common shares as of October 1，2010 by:
▪	Each person who is known by us to beneficially own more than 5% of our outstanding common shares
▪	Each of our directors and named executive officers; and
▪	All directors and executive officers as a group.

The number and percentage of common shares beneficially owned are based on 5,329,463 common shares outstanding as of November 30, 2011.  Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of November 30, 2011 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of Pansoft, 3/F, Qilu Software Park Building, Jinan Hi-tech Zone, Jinan 250101, Shandong, People’s Republic of China.

	Number of Shares Beneficially Owned (1)	Percentage of Outstanding Shares
Name	Number	%
Directors and Executive Officers:
Hugh Wang (2)	3,425,494	64.27%
Guoqiang Lin (3)	3,425,494	64.27%
Allen Zhang (5)	6,000	*
Samuel Shen (5)	48,248	*
Paul Gillis	12,000	*
Tony Luh (5)	12,433	*
All Directors and Executive Officers (5 persons) as a group	3,504,175	65.75%

Principal Shareholder:
Timesway (4)	3,425,494	64.27%

*Less than 1%
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.
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

(4)	Timesway is a British Virgin Islands company formed on July 31, 2001 by Mr. Wang, to hold a portion of the common shares of our company.
(5)	Represents number of shares underlying options exercisable within 60 days of November 30, 2011.

On October 29, 2010, we announced our share repurchasing program approved by our board and have re-acquired 121,200 shares in total since then. As of June 30, 2011, we had 5,316,232 common shares issued and outstanding. To our knowledge, as of June 30, 2011, we had one record holder in the U.S., representing approximately less than 1% of our outstanding shares and four record holders outside of the U.S., representing approximately 67% of our outstanding shares on that date.  The remaining 33% of our outstanding shares are held by the public shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For the options granted to our directors, officers and employees, please see “—B. Compensation.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

           Please see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.          Related Party Transactions

   None.

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

ITEM 9. THE OFFER AND LISTING

A.          Offer and Listing Details

Trading Markets and Price History

Our common shares have been listed on The NASDAQ Capital Market under the symbol “PSOF” since September 2008.  Prior to that time, there was no public market for our common shares. The following table sets forth the high and low closing sale prices, as reported on the NASDAQ Capital Market for our common shares for the periods indicated:

	High	Low
Annual Highs and Lows:
Fiscal Year 2011	$5.34	$2.57
Fiscal Year 2010	$7.50	$3.50
Fiscal Year 2009	$7.46	$1.30

Quarterly Highs and Lows
First quarter ended September 30, 2011	$4.10	$2.10

Quarterly Highs and Lows
First quarter ended September 30, 2010	$5.34	$3.55
Second quarter ended December 31, 2010	$5.08	$3.32
Third quarter ended March 31, 2011	$4.88	$3.65
Fourth quarter ended June 30, 2011	$4.06	$2.57

Third quarter ended March 31, 2010	$6.73	$5.20
Fourth quarter ended June 30, 2010	$7.18	$4.50

Monthly Highs and Lows
July 2011	$4.01	$3.24
August 2011	$3.50	$2.26
September 2011	$2.45	$2.10
October 2011	$2.18	$1.59
November 2011	$2.79	$1.94

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

D.          Exchange Controls

See “Item 4.  Information on the Company—Business Overview—Regulations— Regulation of Foreign Currency Exchange and Dividend Distribution”

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

I.            Subsidiary Information

Subsidiary:	Office Address
PCCL	Qilu Software Park Building, 3/F, Hi-Tech District, Jinan, China
ITLamp	Ta Zhi Xin Building, Kuerle City, Xinjiang Province, China
PHKL	Rm. 2106, K. Wah Centre,191 Java Road, North Point, Hong Kong
Pansoft Outsourcing	Shandong Digital Plaza B-5/F, Ziwei Road, University Technology Park, Changqing District, Jinan, China
Pansoft -Japan	Yotsubashi bldg.8F, 1-5-7 Shinmachi Nishi-ku, Osaka, 550-0013 Japan
HongAo	No. 395 Century Forture Plaza, B2 Tower Rm. 603, High-Tech District, Jinan, China
Pansoft -Shenzhen	No.7001 North Ring Blvd., Kaiyuan Tower 1501, Futian District, Shenzhen, China

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

Currency risk

The Company is exposed to currency risk as the Company's business is primarily carried out in RMB and the Company maintains RMB denominated bank accounts but uses U.S. dollars as its reporting currency.  Unfavorable changes in the exchange rate between RMB and U.S. dollars may result in a material effect on accumulated other comprehensive income recorded as a charge in shareholders' equity.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

We received net proceeds of $8,392,920 from our IPO in September 2008 and have used approximately $5.85 million for completing our two acquisitions (ITLamp and HongAo) in 2010 and 2011.  The remaining balance is held in our cash account and invested in low-risk certificate of bank deposits issued by banks in China and trusted investment accounts for investment funds as of June 30, 2011.  For the remainder of calendar year 2011, we expect to pay $0.28 million to acquire Hefei Langji Technical Company (See the details in the section of “Recent Accomplishments in Corporate Expansion” in ITEM 4.

ITEM 15. CONTROLS AND PROCEDURES

(a)       Internal Control Over Financial Reporting
Pansoft’s management assessed the effectiveness of our internal control over financial reporting for the year ended June 30, 2011.  In making this assessment, management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was not effective as of June 30, 2011.

The specific material weakness identified by the Company’s management as of June 30, 2011 related to the lack of sufficient and skilled accounting personnel with an appropriate level of technical accounting knowledge and experience in the application of accounting principles generally accepted in the United States of America (US GAAP) commensurate with the Company’s financial reporting requirements, which resulted in a number of internal control deficiencies that were identified as being significant.  Specifically, we are still in the process of developing proper financial reporting policies and procedures for (i) accounting for complex and non-routine transactions, (ii) closing our financial statements at the end of a period, (iii) disclosure requirements and processes for SEC reporting. Also, as a small company, we do not have sufficient personnel to set up adequate review functions at each reporting level.  Our management determined that the number and nature of these significant deficiencies, when aggregated, constituted a material weakness.

We have taken a number of remedial actions and intend to continue to take actions to remediate the material weakness and significant deficiency described above. Specifically, we intend to (1) hire additional accounting personnel with appropriate U.S. GAAP and SEC reporting experiences, (2) continue to provide further training to our finance staff to enhance their understanding of our policies and procedures, including participating in training programs relating to U.S. GAAP accounting, and (3) engage external consultant to provide advice on our plan to enhance our controls and procedures over financial reporting.

We believe that these actions will improve our ability to prepare the financial information and our consolidated financial statements. Although we are still in the process of strengthening our controls and procedures in order to eliminate all inadvertent errors, deficiencies and deviations that can appear in the normal course of business, with the additional objective of achieving full compliance with Section 404 of the Sarbanes-Oxley Act of 2002, we believe that the controls and procedures implemented to date have already enhanced the reliability of the financial information produced by us.

(b) Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of June 30, 2011. Based on such evaluation, our chief executive officer and chief financial officer have concluded that, as of June 30, 2011, our disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed in reports we filed or submitted under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and included controls and procedures designed to ensure that information required to be disclosed in such reports was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The conclusion was reached primarily due to the material weakness in our internal control over financial reporting as described above.

Our management, including our Chief executive officer and Chief financial officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system may be limited by resource constraints, and the benefits of control must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

 (c) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the fiscal year ended June 30, 2011, the period covered by this annual report on Form 20-F, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services

The following table shows the fees that we paid or payable for audit and other services provided by Crowe Horwath (HK) CPA Limited for the year ended June 30, 2011 and for the year ended June 30, 2011 and 2010, respectively.

Name	Audit Fees (1)	Audit Related Fees		All Other Fees (2)

2010	$70,000	$	Nil	$	Nil

2011	$103,000	$	Nil	$	Nil

(1)
Includes audit fees for the annual financial statements of the Company, and review of our Form 20F and fees normally provided in connection with statutory and regulatory filings for those fiscal periods

(2)	The fees are for review of SEC filings.

Our Audit Committee has pre-approved all of the audit and non-audit fees for the fiscal year 2011 in accordance with the pre-approval policy set forth above.

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

The Company provided AGCA, Inc. with a copy of the foregoing disclosures and requested AGCA, Inc. to furnish to the Company with a letter addressed to the Securities and Exchange Commission stating whether the AGCA, Inc. agrees with such disclosures. A copy of such letter is attached as Exhibit 15.3 to this Form 20-F.

ITEM 16G.  Corporate Governance

Pursuant to the NASDAQ Stock Market Rules, foreign private issuers such as our company may follow home-country practice in lieu of certain NASDAQ corporate governance requirements.  We have informed the NASDAQ Stock Market that we have elected to follow British Virgin Island practices in lieu of the corporate governance requirements under NASDAQ Listing Rules 5600, subject to applicable exceptions.

There are no significant differences between our corporate governance practices and those required of a U.S. domestic issuer under the NASDAQ Stock Market Rules, except as described below.

•
As a “foreign private issuer” under SEC rules and pursuant to British Virgin Island law, we are not required to provide proxy statements to shareholders in connection with our annual meeting of shareholders that comply with applicable proxy rules promulgated by the SEC. Consistent with British Virgin Island law, we will notify our shareholders of meetings no less than 15 days prior to the date of the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting.  In addition, our by-laws provide that shareholders must give us advance notice to properly introduce any business at a meeting of the shareholders, including nomination of directors to be elected at the annual meeting.  Our bylaws also provide that shareholders may designate a proxy to act on their behalf, and we intend to solicit proxies in our next annual meeting of shareholders.

•
NASDAQ Listing Rules require a company to hold an annual meeting of stockholders no later than 12 months following the end of the fiscal year. British Virgin Island law does not have similar requirement. On June 22, 2011, we adjourned our Annual General Meeting of Stockholders for fiscal year ended June 30, 2010 originally scheduled to be held on June 30, 2011.  We held our 2010 Annual General Meeting of Stockholders on November 28, 2011 and have our two Class III Directors of Board reelected and approved the board’s proposals to amend our incentive stock option plan – 2008.

ITEM 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Pansoft Company Limited

We have audited the accompanying consolidated balance sheets of Pansoft Company Limited (“Company”) and subsidiaries as of June 30, 2011 and 2010 and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for each of the two years in the period ended June 30, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of June 30, 2011 and 2010 and the results of their operations and cash flows for each of the two years in the period ended June 30, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath (HK) CPA Limited
Hong Kong, China
December 30, 2011

Pansoft Company Limited
Consolidated Balance Sheets

	As of June 30,
	2011	2010
Assets
Current assets
Cash and cash equivalents	$3,680,716	$2,705,957
Accounts receivable, net of allowance for doubtful accounts $175,481 (2010: $91,684)	3,678,463	1,391,960
Unbilled revenues	7,025,926	6,887,471
Prepayments, deposits and other receivables	1,713,575	386,420
Inventory	1,010,582	61,984
Short term investments	6,829,841	7,399,608
Total current assets	23,939,103	18,833,400

Property and equipment, net	2,312,590	760,258
Deposit for acquisition	-	1,340,029
Investments in equity method affiliates	28,418	-
Intangible assets	2,706,197	1,729,553
Rental deposits	154,526	-
Goodwill	1,373,708	719,617
Total assets	$30,514,542	$23,382,857

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$2,982,200	$1,347,421
Acquisition payable	525,709	1,419,519
Deferred revenue	2,048,858	244,110
Income tax payable	31,667	325,079
Deferred income taxes	570,712	486,925
Unearned government research revenue	683,286	-
Total current liabilities	6,842,432	3,823,054

Non-current liabilities
Deferred income taxes	181,610	-
Total liabilities	7,024,042	3,823,054

Stockholders' equity
Common stock (30,000,000 common shares authorized, par value of $0.0059 per share, 5,438,232 shares issued and outstanding as of June 30, 2011 and 2010)	32,080	32,080
Additional paid-in capital	9,281,752	9,011,160
Treasury stock, at cost, 121,200 shares and nil, as of June 30, 2011 and 2010, respectively	(503,602)	-
Retained earnings	9,782,875	8,895,307
Statutory reserves	1,429,858	897,040
Accumulated other comprehensive income	1,527,298	724,216
Total Pansoft’s stockholders’ equity	21,550,261	19,559,803

Non-controlling interests	1,940,239	-

Total equity	23,490,500	19,559,803
Total liabilities and stockholders’ equity	$30,514,542	$23,382,857

The accompanying notes are an integral part of these consolidated financial statements.

Pansoft Company Limited
Consolidated Statements of Income and Comprehensive Income

	For the years ended June 30,
	2011	2010

Revenues	$19,165,369	$12,056,872
Cost of revenues	12,777,616	6,252,280

Gross profit	6,387,753	5,804,592

Operating expenses (income)
Selling expenses	1,105,160	367,776
General and administrative expenses	3,249,849	910,698
Professional fees	366,456	459,728
Stock based compensation	270,592	441,232
	4,992,057	2,179,434

Income from operations	1,395,696	3,625,158

Investment income	279,233	208,824
Interest income	21,234	40,184
Finance cost	(80,383)	(19,915)
Change in fair value of contingent consideration	(232,310)	-
Government grant	164,713	18,895
Other income (expense), net	226,245	65,134
Impairment loss on intangible assets	(428,028)	-
Gain on disposition of property and equipment	(368)	1,242

Income before provision for income taxes	1,346,032	3,939,522
Income taxes	476,011	694,597

Net income	$870,021	$3,244,925
Net loss attributable to non-controlling interests	550,365	-

Net income attributable to holders of ordinary shares	1,420,386	3,244,925

Net income	$870,021	$3,244,925
Foreign currency translation adjustments	850,559	97,297
Comprehensive income	1,720,580	3,342,222
Comprehensive loss attributable to non-controlling interests	502,888	-
Comprehensive income attributable to holders of ordinary shares	$2,223,468	$3,342,222

Basic earnings per share	$0.26	$0.60
Diluted earnings per share	$0.25	$0.59

Basic weighted average number of shares outstanding	5,389,323	5,438,232
Diluted weighted average number of shares outstanding	5,572,695	5,484,986

The accompanying notes are an integral part of these consolidated financial statements.

Pansoft Company Limited
Consolidated Statements of Stockholders' Equity

	Common stock		Treasury stock	Additional paid-in capital	Retained earnings	Statutory reserves	Accumulated other comprehensive income	Non- controlling interests	Total
Balance at June 30, 2009	5,438,232	$32,080	$-	$8,564,028	$6,184,359	$363,063	$626,919	$-	$15,770,449
Foreign currency translation adjustment	-	-	-	-	-	-	97,297	-	97,297
Net income	-	-	-	-	3,244,925	-	-	-	3,244,925
Adjustment to statutory reserves	-	-	-	-	(533,977)	533,977	-	-	-
Issuance of warrants	-	-	-	5,900	-	-	-	-	5,900
Stock option expense	-	-	-	441,232	-	-	-	-	441,232
Balance at June 30, 2010	5,438,232	32,080	-	9,011,160	8,895,307	897,040	724,216	-	19,559,803
Non- controlling equity interests in subsidiaries	-	-	-	-	-	-	-	2,443,127	2,443,127
Net income (loss)	-	-	-	-	1,420,386	-	-	(550,365)	870,021
Foreign currency translation adjustment	-	-	-	-	-	-	803,082	47,477	850,559
Adjustment to statutory reserves	-	-	-	-	(532,818)	532,818	-	-	-
Stock option expense	-	-	-	270,592	-	-	-	-	270,592
Repurchase of common stock	-	-	(503,602)	-	-	-	-	-	(503,602)
Balance at June 30, 2011	5,438,232	$32,080	$(503,602)	$9,281,752	$9,782,875	$1,429,858	$1,527,298	$1,940,239	$23,490,500

The accompanying notes are an integral part of these consolidated financial statements.

Pansoft Company Limited
Consolidated Statements of Cash Flows
	For the years ended June 30,
	2011	2010
Cash flows from operating activities
Net income	$870,021	$3,244,925
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and depreciation	1,348,700	289,273
Allowance for bad debt on accounts receivable	77,485	(19,756)
Allowance of impairment loss on unbilled revenue	11,889	-
Deferred income taxes	(176,187)	193,053
Change in fair value change of contingent consideration	232,310	-
Gain on disposition of property and equipment	357	(1,242)
Issuance of warrants in exchange for consultancy service	-	5,900
Impairment loss on intangible assets	428,028	-
Stock-based compensation	270,592	441,232
Changes in operating assets and liabilities:
Accounts receivable	(1,246,097)	(545,386)
Unbilled revenues	188,362	(3,558,347)
Prepayments, deposits and other receivables	(1,067,119)	(196,546)
Inventory	(428,155)	84,398
Accounts payable and accrued liabilities	1,665,608	1,163,159
Advance from customers	-	(58,589)
Deferred revenues	2,305,244	164,137
Income tax payable	(280,184)	289,454
Cash generated from operating activities	4,200,854	1,495,665

Cash flows from investing activities
Short term investments	913,758	(7,360,238)
Cash acquired from acquisition of IT Lamp (Note 4)	-	704,688
Cash consideration for acquisition of IT Lamp (Note 4)	(1,202,645)	(1,913,371)
Cash acquired from acquisition of HongAo (Note 4)	9,725	-
Cash consideration for acquisition of HongAo (Note 4)	(1,082,756)	-
Purchase of property and equipment	(1,147,615)	(234,470)
Proceeds from disposition of property and equipment	1,542	4,074
Deposit for acquisition	-	(1,332,899)
Cash used in investing activities	(2,507,991)	(10,132,216)

Cash flows from financing activities
Repurchase of common stock	(503,602)	-
Cash used in financing activities	(503,602)	-

Effect of exchange rate changes on cash and cash equivalents	(214,502)	11,517

Increase (decrease) in cash and cash equivalents	974,759	(8,625,034)
Cash and cash equivalents, beginning of year	2,705,957	11,330,991
Cash and cash equivalents, end of year	$3,680,716	$2,705,957

Supplemental cash flow information
Interest paid	$80,383	$19,915
Income tax paid	$945,610	$213,225

Non-cash transaction
Contingent consideration payable for acquisition of ITLamp (Note 4)	$-	$1,419,519

The accompanying notes are an integral part of these consolidated financial statements.

1.           Nature of Operations and Basis of Presentation

Pansoft Company Limited ("the Company") was incorporated in September 2001 in the British Virgin Islands and acquired 100% of PCCL (formerly known as Pansoft (Jinan) Co., Ltd.) in June 2006. PCCL was incorporated in People's Republic of China ("PRC"). Upon acquisition by the Company, PCCL became a Foreign Investment Enterprise. PCCL is engaged in the development and marketing of accounting and enterprise resource planning (ERP) software primarily to resource and utility companies across the PRC.

Prior to the incorporation of the Company, PCCL was 100% owned by employees who ultimately became the controlling shareholders of the Company. As such, the opening retained earnings presented on the consolidated balance sheet and statement of stockholders' equity are presented using the continuity of interest method of accounting. Under this method, all activities of PCCL are included in the consolidated financial statements of the Company as if the Company had been the parent company for all periods presented.

On September 8, 2008, the Company completed an initial public offering of 1,200,000 common shares at $7.00 per share. The Company shares started trading on NASDAQ Capital Market the next day. Prior to the completion of IPO, the Company completed a 169.5253-for-one stock split in the form of a stock dividend to holders of ordinary shares.

In December 2008, PCCL established its subsidiary, PHKL to serve overseas customers.

On December 11, 2009, the Company changed its fiscal year end to June 30 from December 31 to be more consistent with the purchasing cycle of its major customers.

On June 3, 2010, PCCL completed the acquisition of a 100% equity interest of ITLamp as described in Note 4.

On June 29, 2010, the registered capital of PCCL was increased from $9,400,412 (RMB67,000,000) to $14,260,429 (RMB100,000,000) by capitalization of its retained earnings of $4,860,017 (RMB33,000,000).

1.	Nature of Operations and Basis of Presentation - Continued

In August 2010, the Company, together with two Japanese companies (“JV Partners”), established Pansoft Japan Company Limited, a company incorporated in the British Virgin Islands. The Company owns a 80% equity interest in Pansoft Japan Company Limited. Pansoft (Japan) Company Limited has set up two wholly owned subsidiaries –Pansoft Japan and Pansoft Outsourcing. Pansoft Japan merged the related divisions from the JV Partners and is engaged in outsourced mobile-phone software testing in Japan. Pansoft Outsourcing established a mobile-phone software development and testing center in Jinan, China.

In October, 2010, PCCL completed the acquisition of a 55% equity interest of HongAo as described in Note 4.

In October 2010, PCCL established a new wholly-owned subsidiary Jinan Industrialized Housing Information Co, Ltd. for the purpose of undertaking China Skeleton Infilling (“CSI”) Products E-commerce platform project.

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

2.	Significant Accounting Policies - Continued

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

Bad debt expense (recovery) for the years ended June 30, 2011 and 2010 amounted to $89,374 and ($19,756), respectively, and was included in general and administrative expenses.

Unbilled revenue and deferred revenue
Unbilled revenue represents the accumulated unbilled amount of revenue recognized in accordance with the Company’s revenue recognition policy.

Deferred revenue represents the amount billed in advance of the period in which service is provided and revenue is earned.

Inventories
Inventories comprise hardware equipment and software purchased for clients’ use and is recorded at lower of cost or net realizable value.

Management periodically compares the cost of inventory with market as determined based on net realized value and records a reserve for obsolescence when necessary. No reserve for inventory obsolescence was made as of June 30, 2011 and 2010.

Investments
The Company classifies its marketable equity securities into trading or available-for-sale categories. Marketable securities are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrecognized gain or loss recognized in earnings. Marketable equity securities not classified as trading are classified as available-for-sale and are carried at fair value, with unrecognized gain or loss, net of tax, included in determination of comprehensive income and reported in stockholders’ equity.

Research and development costs
All research and development the costs are expensed as incurred. Research and development costs for the years ended June 30, 2011 and 2010 were $Nil and $36,618 respectively, which were recorded in cost of sales.

2.	Significant Accounting Policies - Continued

Property and equipment
Property and equipment are recorded at cost. Depreciation is provided over the expected useful lives of the property and equipment with a 5% residual value using the following methods and annual rates:

Computer equipment	-3 to 5 years straight line
Vehicles	-5 years straight line
Office furniture	-3 to 5 years straight line
Leasehold improvements	-2 to 5 years straight line
Computer software	-3 years straight line (without 5% residual value)
Buildings	-20 years straight line
Plant and machinery	-5 years straight line

Maintenance and repair expenditures, which do not improve or extend an assets' productive life, are expensed as incurred.

Goodwill and intangibles

Intangibles with a definite life, including customer relationships software – copyright, unfinished contracts and goodwill were recorded in connection with the acquisition of ITLamp and HongAo.

Intangible assets are amortized based on their estimated economic lives using the following methods and annual rates:

Customer relationship	- 5 years to 74 months straight line
Software - copyright	- 3 years straight line
Unfinished contracts	- 14 months to 5 years straight line

Goodwill represents the excess of the cost of acquisition over the fair value of net assets acquired. Goodwill is not amortized, but is instead tested for impairment annually.

Investment in equity method affiliates

Investee companies that are not consolidated, but over which the Company exercises significant influence, are accounted for under the equity method of accounting in accordance to ASC Topic 323 “Equity Method and Joint Ventures”. Whether or not the Company exercises significant influence with respect to an investee depends on an evaluation of several factors including, among others, representation on the investee companies’ board of directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the investee companies.

Investment in equity method affiliates -Continued

Under the equity method of accounting, the Company’s share of the earnings or losses of the equity method affiliates is reflected in the caption “Equity in earnings of equity method affiliates” in the consolidated statements of income and comprehensive income. The amount recorded in income is adjusted to eliminate intercompany gains and losses. The Company’s carrying value (including advance to the investee) in equity method affiliates is reflected in the caption “Investments in and advance to equity method affiliates” in the Company’s consolidated balance sheets. Dividends received from the unconsolidated subsidiaries reduce the carrying amount of the investment.

When the Company’s carrying value in an equity method affiliates is reduced to zero, no further losses are recorded in the Company’s consolidated financial statements unless the Company guarantees obligations of the equity method affiliates or has committed additional funding. When the equity method affiliates subsequently report income, the Company will not record its share of such income until it equals the amount of its share of losses not previously recognized.

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

2.	Significant Accounting Policies - Continued

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

Unearned government research revenue
Unearned government research revenue are recognized at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is deducted from the carrying amount of the asset and released to the consolidated statements of comprehensive income by way of a reduced depreciation charge. As of June 30, 2011 and 2010, unearned government research revenue amounted to $683,286 and $Nil respectively.

2.	Significant Accounting Policies – Continued

Income taxes
The Company uses the liability method of accounting for income taxes.  Under ASC Topic 740 “Income Taxes”, deferred tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit.  Deferred tax assets and liabilities are measured using enacted rates applicable to income in the years in which those temporary differences are expected to be recovered or settled.  The effect of a change in tax rates on deferred tax assets and liabilities is reflected in the statements of income in the period in which the change occurs.  Valuation allowances are established when necessary to reduce future tax assets to the amount expected to be realized.

The Company did not have any material unrecognized tax benefits and there was no effect on its financial condition or results of operations as a result of implementing ASC Topic 740.  The Company files income tax returns in the PRC jurisdictions. The Company does not believe there will be any material changes in its unrecognized tax positions over the next 12 months.  As of the date of adoption of ASC Topic 740, the Company did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor any interest expense recognized during the year. The Company's effective tax rate differs from the statutory rate primarily due to non-deductible expenses, non-taxable income and preferential tax treatment.

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

Revenue recognition
Revenue is net of VAT. The Company provides services in the form of large software projects to a limited number of major customers and generates revenues from contracts for software system integration and development services where the Company designs/redesigns, builds and implements new or enhanced systems applications and related processes for its clients are recognized on the percentage-of-completion method in accordance with ASC Topic 605-35 “Revenue Recognition – Construction-Type and Production-Type Contracts.” The Company recognizes revenue using percentage-of-completion accounting by calculating the percentage of services provided during the reporting period compared to the total estimated services to be provided over the duration of the contract.

2.	Significant Accounting Policies – Continued

Revenue recognition - Continued
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

For software system integration and development services, the Company sometimes provides its customers with the right to withhold certain percentages (about 5% to 10%) of the contract value as compensation from the balance payment stipulated in the contracts. If the performance specifications cannot be met within a period of approximately one year following the customer's initial acceptance of the completed project, this retainage is not collectable.  For these contracts with retainage clause, if the retained amount is paid by clients before the warranty period expires, it is recorded as deferred revenue which is recognized at the conclusion of the warranty period because the clients may require refund of their early payment if the covered system failed performing in accordance with the technical requirements during the warranty period.  If the clients withhold the retained amount and does not make payment prior to the expiration of the warranty period, the retainage is neither recognized as revenue nor invoiced until the performance specifications are met to the customer’s satisfaction at the end of the warranty period and when collectability can be reasonably assured in accordance with ASC Topic 985-605-25-3. In either case, this retainage is not recognized as revenue due to collectability or refundability risk.

The Company has estimated and provided for warranty costs of $117,268 and nil as of June 30, 2011 and 2010 based on historical experience.

2.	Significant Accounting Policies – Continued

Revenue recognition - Continued
From time to time, per clients’ requirement, the Company enters into ongoing maintenance supporting service arrangements with customers based on time and cost-plus. These services typically include database operation maintenance, space management, data migration and database tune-ups, system servicing, system updating and version control, application servicing, debugging, real-time servicing, and application of interfaces with other business systems, training in ongoing system operation.

For ongoing maintenance supporting service arrangements based on a fixed fee basis over a specified period of time, the Company considers amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable, and collectability is reasonably assured. In such contracts, the Company’s efforts are usually measured by time incurred, therefore, the Company recognizes revenues as amounts become billable on a straight-line basis, in accordance with contract terms, provided the billable amounts are not contingent, are consistent with the services delivered, and are earned, unless revenues are earned and obligations are fulfilled in a different pattern. The revenue from maintenance related contracts is not a significant proportion of the Company’s total revenue because most of its clients have their permanent technical team for their long term system maintaining needs.

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

Advertising expenses
Advertising expenses are charged to expenses when incurred and are included in selling expenses. Advertising costs for the years ended June 30, 2011 and 2010 were $15,291 and $21,961, respectively.

2.	Significant Accounting Policies – Continued

Foreign exchange
The Company's functional currency is the Chinese RMB and its reporting currency is the U.S. dollar.  The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars in accordance with ASC Topic 830 “Foreign Currency Matters”. All asset and liability accounts have been translated using the exchange rate in effect at the balance sheet date.  Equity accounts have been translated at their historical exchange rates when the capital transaction occurred.  Statements of income amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with ASC Topic 220 “Comprehensive Income”. The following exchange rates were used:

	June 30, 2011	June 30, 2010

Period end RMB U.S. Dollar exchange rate	6.4716	6.7909
Average period RMB U.S. Dollar exchange rate	6.6210	6.8272

For the years ended June 30, 2011 and 2010, the foreign currency translation adjustment profit of $850,559 and $97,297, respectively, were reported as other comprehensive income in the consolidated statements of income and comprehensive income.

Although Chinese government regulations now allow convertibility of RMB for current account transactions, significant restrictions still remain. Hence, such translations should not be construed as representations that RMB could be converted into U.S. dollars at that rate or any other rate.

Over 90% of the Company's revenue in fiscal 2011 was denominated in RMB. The Company's RMB cash inflows are sufficient to service its RMB expenditures.  For financial reporting purposes, the Company uses U.S. dollars.  The value of the RMB against U.S. dollars and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions.  Any significant revaluation of RMB may materially affect the Company's financial condition in terms of U.S. dollar reporting.

2.	Significant Accounting Policies – Continued

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

Comprehensive income
Comprehensive income is the sum of net income and other comprehensive income reported in the consolidated statements of income and comprehensive income.  Other comprehensive income or loss includes accumulated foreign currency translation gains and losses and unrealized gains or losses from available-for-sale investment.  The Company has reported the components of comprehensive income on its consolidated statements of stockholders' equity.

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

2.	Significant Accounting Policies – Continued

Segment reporting
ASC Topic 280 requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

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

The financial assets and liabilities of the Company subject to fair value measurements on a recurring basis and the necessary disclosures are as follows:

2.	Significant Accounting Policies – Continued

Fair value of financial instruments -Continued
	Fair Value Measurements Using
At June 30, 2011	Level 1	Level 2	Level 3	Carrying amount

Guaranteed investment contracts	$-	$-	$6,829,841	$6,829,841

Acquisition payable	$-	$-	$525,709	$525,709

	Fair Value Measurements Using
At June 30, 2010	Level 1	Level 2	Level 3	Carrying amount

Guaranteed investment contracts	$-	$-	$7,399,608	$7,399,608

Acquisition payable	$-	$-	$1,419,519	$1,419,519

The Company did not identify any other non-recurring assets and liabilities that are required to be presented on the consolidated balance sheets at fair value in accordance with the relevant accounting standards.

3. Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS” (“ASU 2011-04”). The amendments in ASU 2011-04 result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Consequently, ASU 2011-04 changes the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the FASB does not intend for the amendments in ASU 2011-04 to result in a change in the application of the requirements in Topic 820. ASU 2011-04 is effective prospectively for interim and annual reporting periods beginning after December 15, 2011. The Company does not expect the adoption of the provisions in ASU 2011-04 will have a significant impact on its consolidated financial statements

3. Recent Accounting Pronouncements - Continued

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income” (“ASU 2011-05”). In accordance with ASU 2011-05, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. ASU 2011-05 does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 is effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company does not expect the adoption of the provisions of this ASU will have a significant impact on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

4.	Acquisition

(A)	ITLamp

Pursuant to an acquisition agreement (“the Agreement”) dated May 18, 2010, PCCL, acquired a 100% equity interest in ITLamp during the fiscal year of 2010 from unrelated parties. ITLamp is engaged in the business of selling and developing software and provision of IT professional services.

According to the Agreement, the purchase consideration was satisfied by a cash payment of $1,913,371 (equivalent to RMB13,064,500), and issuance of common stock of the Company with a total value of $1,903,925 (equivalent to RMB 13,000,000) if ITLamp fulfilled certain revenue targets for calendar years of 2010 and 2011.

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

The following summarizes the purchase price allocated to the fair value of the Company’s share of the net assets acquired at the acquisition date:-

Cash at bank and in hand	$704,688
Property and equipment	30,143
Other current assets	354,970
Customer relationship	890,397
Software-copyright	866,486
Deferred tax liabilities	(263,532)
Other liabilities	(233,411)

Fair value of net assets acquired	2,349,741
Goodwill	983,149

Total purchase price	$3,332,890

Satisfied by:
Cash	$1,913,371
Contingent consideration at fair value	1,419,519

$3,332,890

The transaction resulted in a purchase allocation of $983,149 to goodwill, representing the financial, strategic and operational value of the transaction to the Company. Goodwill is attributed to the premium that the Company was willing to obtain the value of the business. The total amount of the goodwill acquired is not deductible for tax purposes. Goodwill of $983,149 is allocated to technology solution and related services to thermal power generation industry segment.

If the Acquisition had been completed on July 1, 2009, the Company’s revenue would have been $13,087,166 and net income for the year ended June 30, 2010 would have been $4,041,293. The pro-forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Company for the year ended June 30, 2010 that actually would have been achieved had the acquisition been completed on July 1, 2009, nor is it intended to be a projection of future results.

According to a supplementary agreement signed on January 7, 2011, the payment of consideration has been amended as follows:

a)	The purchase consideration will be settled in a combination of cash and restricted shares
b)
100,000 restricted shares (restricted to exercise before Dec 31, 2012) will be issued to the offshore company of Mr Xu Yan Ming (the former major shareholder of ITLamp and is a key management member of ITLAmp).  As of June 30, 2011, Mr Xu still had not set up such offshore company and thus the restricted stock yet to be issued was carried on the balance sheet as a current liability with reference to the prevailing market price of the Company’s common stock.

c)	Cash consideration of RMB7,783,035 (equivalent to $1,202,645) was paid to Mr Xu in April 2011.
d)
The remaining RMB2,000,000 will be paid to Mr Xu in 2 installments, of which RMB1,000,000 (equivalent to $154,521) will be paid to Mr Xu if Mr Xu does not resign before Dec 31, 2012, and RMB1,000,000 (equivalent to $154,521) will be paid to Mr Xu if Mr Xu does not resign before Dec 31, 2013.

In fiscal 2011, the Company recorded a fair value loss of $232,310 on the contingent consideration.

4.	Acquisition - Continued

(B)	HongAo

Pursuant to an acquisition agreement dated April 22, 2010, the Company would acquire 55% equity interest in HongAo. HongAo is a leading comprehensive technology solution and service provider focused on energy-saving and pollution-reducing solutions for the thermal power generation industry in China. Pursuant to the acquisition agreement, the Company should pay cash of RMB7,200,000 (equivalent to $1,082,756) to the then major shareholder of HongAo, and injected capital of RMB11,000,000 (equivalent to $1,654,210), in the form of cash, of HongAo, in exchange for a 55% equity interest in HongAo. As of June 30, 2010, the Company had paid a cash deposit of RMB11,000,000 (equivalent to $1,340,029) for this acquisition.

The acquisition was completed on October 15, 2010. The Company accounted for the acquisition using the purchase method.

The Company makes estimates and judgments in determining the fair values of the assets acquired and liabilities assumed based on independent appraisal report as well as its experience in the valuation of similar assets and liabilities.  If different judgments and assumptions were used, the amounts assigned to the acquired assets and liabilities could be materially different.

The following summarizes the purchase price allocated to the fair value of the Company’s share of the net assets acquired at the acquisition date:-

Cash at bank and in hand	$9,725
Property and equipment	796,313
Other net current assets	1,750,456
Noncurrent assets	31,071
Customer relationship	397,311
Software-copyright	1,000,750
Unfinished contracts	435,358
Deferred tax liabilities	(155,566)

Fair value of net assets acquired (after capital injection by PCCL of $1,654,210)	4,265,418
Non-controlling interests’ in net assets	(1,919,011)
Net assets acquired	2,346,407
Purchase consideration in the form of cash to original shareholder of HongAo	(1,082,756)
Purchase consideration in the form of cash capital contribution to HongAo	(1,654,210)
Goodwill	$390,559

The transaction resulted in a purchase allocation of $390,559 to goodwill, representing the financial, strategic and operational value of the transaction to the Company. Goodwill is attributed to the premium that the Company was willing to obtain the value of the business. The total amount of the goodwill acquired is not deductible for tax purposes. Goodwill of $390,559 is allocated to technology solution and related services to thermal power generation industry segment.

If the Acquisition had been completed on July 1, 2010, the Company’s revenue would have been $19,532,354 and net income for the year ended June 30, 2011 would have been $722,130. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Company for the year ended June 30, 2011 that actually would have been achieved had the acquisition been completed on July 1, 2010, nor is it intended to be a projection of future results.

5.	Accounts Receivable and Unbilled revenues

Accounts receivable balances included billed. Revenue recognized in excess of billings is recorded as unbilled revenues. All billed and unbilled amounts are expected to be collected within one year.

The components of accounts receivable as of June 30, 2011 and 2010 were as follows:

	June 30, 2011	June 30, 2010
Accounts receivable	$3,853,944	$1,483,644
Less: Allowance for doubtful debts	(175,481)	(91,684)
	$3,678,463	$1,391,960

The components of unbilled revenues as of June 30, 2011 and 2010 were as follows:

	June 30, 2011	June 30, 2010
Unbilled revenues	$7,091,366	$6,941,588
Less: Allowance for doubtful debts	(65,440)	(54,117)
	$7,025,926	$6,887,471

6.	Prepayments, Deposits and Other receivables

The components of prepayments, deposits and other receivables as of June 30, 2011 and 2010 were as follows:

	June 30, 2011	June 30, 2010
Rental deposits	$365,603	$59,116
Prepayments to suppliers	741,496	90,158
Advances to staff for normal business purposes	574,814	134,282
VAT recoverable	101,844	-
Other assets	84,344	102,864
	1,868,101	386,420
Less: Non-current rental deposits	154,526	-
	$1,713,575	$386,420

7.	Inventory

The components of inventory as of June 30, 2011 and 2010 were as follows:

	June 30, 2011	June 30, 2010
Finished goods	$1,010,582	$61,984
	$1,010,582	$61,984

8.	Property and Equipment

	June 30, 2011	June 30, 2010
Computer equipment	$1,832,681	$1,161,655
Vehicles	489,200	193,712
Office furniture	379,108	7,800
Leasehold improvements	176,375	35,273
Software	213,727	90,363
Buildings	491,151	-
Plant and machinery	95,933	-
Total cost	$3,678,175	$1,488,803
Less: Accumulated depreciation	(1,365,585)	$(728,545)
Net	$2,312,590	$760,258

Total depreciation expense for the years ended June 30, 2011 and 2010 was $463,521 and $225,325 respectively.

9.	Goodwill

Goodwill arising from acquisitions of IT Lamp and HongAo were $983,149 and $390,559 as of June 30, 2011, respectively.

Impairment of goodwill is tested at least annually at the reporting unit. The test consists of two steps. First, the Company identifies potential impairment by comparing the fair value of the reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired. Second, if there is impairment identified in the first step, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with Topic 805, “Business Combinations.”

10.	Investments in Equity Method Affiliates

The Company’s newly acquired subsidiary HongAo owns 50% and 20% equity interest in two companies incorporated in China, respectively. These investee companies have no operations so far. They are accounted for as equity method affiliates.

Investment in equity method affiliates as of June 30, 2011 represented the Company’s share of these affiliates’ net assets on that date.

11.	Intangible Assets

	June 30, 2011	June 30, 2010
Customer relationship (Note 4)	$1,871,794	$890,397
Software – copyright (Note 4)	1,921,056	866,486
Unfinished contracts (Note 4)	447,339	-
	4,240,189	1,756,883
Less: accumulated amortization	(1,105,964)	(27,330)
Impairment loss recognized	(428,028)	-
	$2,706,197	$1,729,553

Amortization expense for the years ended June 30, 2011 and 2010 was $885,179 and $27,330 respectively. The amortization expense was included in general and administrative expenses.

Due to the recent slowdown in mobile phone market, the Company recorded an impairment charge of $428,028 (2010: $Nil) for the customer relationships of Pansoft Japan and included in other operating expenses.

The expected future amortization expense is as follows:

Year ending June 30, 2012	$778,346
June 30, 2013	586,629
June 30, 2014	534,113
June 30, 2015	485,714
June 30, 2016	145,881
June 30, 2017 and thereafter	175,514
$2,706,197

12.	Deferred Software Development Cost

	June 30, 2011	June 30, 2010
Software development cost	$220,884	$220,884
Less: accumulated amortization	(220,884)	(220,884)
	$-	$-

Amortization expense for the years ended June 30, 2011 and 2010 was nil and $36,618, respectively. The amortization expense was included in cost of sales.

13.	Deposit for Acquisition

Pursuant to an acquisition agreement dated April 22, 2010, the Company would acquire 55% equity interest in HongAo for a cash consideration of $2.7 million. HongAo is a leading comprehensive technology solution and service provider focused on energy-saving and pollution-reducing solutions for the thermal power generation industry in China. The acquisition is expected to be completed in the next fiscal year. As of June 30, 2010, the Company had paid a cash deposit of $1,340,029 for this acquisition. The acquisition was completed in October 2010 (Note 4).

14.	Short Term Investments

	Period covered	June 30, 2011	June 30, 2010

Evergrowing Bank Co., Ltd	March 4, 2011 – September 2, 2011	$463,564	$-
Evergrowing Bank Co., Ltd.	June 22, 2011 – July 22, 2011	3,090,426	-
Evergrowing Bank Co., Ltd.	June 28, 2011 – July 7, 2011	3,090,426	-
Evergrowing Bank Co., Ltd.	June 28, 2011 - July 7, 2011	154,521	-
Bank of China	June 27, 2011 – July 11, 2011	30,904	-
China Merchants Bank	November 5, 2009- November 5, 2010	-	2,208,838
China Merchants Bank	June 13,2010 – July 7, 2010	-	1,767,071
China Merchants Bank	March 10, 2010 – March 10, 2011	-	1,472,559
Evergrowing Bank Co., Ltd	May 14, 2010 – May 14, 2011	-	1,951,140

		$6,829,841	$7,399,608

As of June 30, 2011, the Company placed investment funds with various trustees for expected investment returns of 3% - 5.2% per annum (2010: 2.25% - 7.5% per annum).

During the years ended June 30, 2011 and 2010, investment income of $279,233 and $208,824 was earned.

The carrying amounts of these assets approximate their fair value.

15.	Acquisition Payable

Acquisition payable of $525,709 as of June 30, 2011 represented the fair values of 100,000 shares of restricted stock to be issued and cash consideration of $309,042 (RMB2,000,000) to be paid to the sellers of ITLamp pursuant to the supplemental agreement (Note 4).

Acquisition payable of $1,419,519 as of June 30, 2010 represented the fair value of contingent consideration payable to the sellers of ITLamp pursuant to the original acquisition agreement. Pursuant to the ITLamp acquisition as described in Note 4, the Company is obligated to issue common stock to the shareholders of ITLamp if ITLamp meets the certain revenue targets in 2010 or 2011 calendar years. The fair value of the contingent payment is determined based on independent appraisal report.

The fair value of the purchase consideration has been calculated by using the discount for lack of marketability (“DLOM”) valuation model, taking into account the terms and conditions upon the completion of the acquisition and prior to amendment of the payment term pursuant to the supplemental agreement (Note 4) . The significant assumptions and inputs used in valuation model are as follows:

Upon completion of acquisition:-
	Tranche 1	Tranche 2	Tranche 3	Total
Valuation date	Jun 3, 2010	Jun 3, 2010	Jun 3, 2010
Maturity date	Dec 31, 2011	Dec 31, 2012	Dec 31, 2013
Volatility	42.40%	44.01%	40.87%
Risk-free interest rate	0.66%	1.12%	1.61%
Dividend yield	1.48%	1.36%	1.24%
DLOM applied	21.29%	27.05%	27.99%
Fair value of each tranche	$499,523	$462,972	$457,024	$1,419,519

After amendment of payment term pursuant to the supplemental agreement (Note 4):-
	Tranche 1	Tranche 2	Tranche 3	Total
Valuation date	Jan 7, 2011	Jan 7, 2011	Jan 7, 2011
Maturity date	Dec 31, 2011	Dec 31, 2012	Dec 31, 2013
Volatility	38.12%	49.99%	59.04%
Risk-free interest rate	0.28%	0.60%	1.03%
Dividend yield	0.93%	1.07%	1.09%
DLOM applied	15.20%	27.54%	37.87%
Fair value of each tranche	$523,199	$474,267	$406,602	$1,404,068

The Company recorded a fair value gain of $92,806 on the contingent consideration included in change in fair value of contingent consideration during the year ended June 30, 2011.

16.	Statutory Reserves

In accordance with the laws and regulations of the PRC, all wholly-foreign owned enterprises have to set aside a portion of their net income each year as statutory reserves. The proportion of allocation for reserve funds is no less than 10 percent of the profit after tax until the accumulated amount of allocation for statutory surplus reserve funds reaches 50 percent of the registered capital. Statutory reserves represent restricted retained earnings. Statutory reserves are to be utilized to offset prior years' losses, or to increase its share capital. When a limited liability company converts its statutory reserves to capital in accordance with a shareholders' resolution, the Company will either distribute new shares in proportion to the number of shares held by each shareholder, or increase the par value of each share. Except for the reduction of losses incurred, any other usage should not result in this reserve balance falling below 25% of the registered capital. The funds accumulated by the Company’s subsidiaries as of June 30, 2011 and 2010 were $1,429,858 and $897,040, respectively, and $532,818 and $533,977 has been set aside during the years ended June 30, 2011 and 2010, respectively. At June 30, 2011 and 2010, net assets with the amount of $20,334,390 and $19,023,452, respectively, of the Company’s PRC subsidiaries that are currently restricted and not available for distribution to the Group and the amount of $1,215,871 and $536,351, respectively, that are free of restriction.

The Company’s operations are substantially conducted through its subsidiaries in China.  These subsidiaries may only pay dividends out of their retained earnings determined in accordance with PRC GAAP and after they have met the PRC requirements for appropriation to statutory reserves.  In addition, the subsidiaries’ business transactions and assets are primarily denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. These currency exchange control measures imposed by the PRC government may restrict the ability of the Company’s subsidiaries to transfer their net assets to the Company through loans, advances or cash dividends.

16.	Statutory Reserves - Continued

Supplemental Parent Company Financial Information –Pansoft Company Limited

Condensed Balance Sheets

	As of June 30,
	2011	2010
ASSETS
Current assets:
Prepayments	$-	$-
Cash and cash equivalents	94,421	637
Total current assets	94,421	637
Investments in subsidiaries	21,455,840	19,559,166
Total assets	$21,550,261	$19,559,803

LIABILITIES
Current liabilities	$-	$-

Stockholders’ equity
Common stock (30,000,000 common shares authorized; par value $0.0059 per share; 5,438,232 shares issued and outstanding as of June 30, 2011 and 2010)	32,080	32,080
Treasury stock, at cost,121,200 shares and nil, as of June 30, 2011 and 2010, respectively	(503,602)	-
Additional paid-in capital	9,281,752	9,011,160
Retained earnings	11,212,733	9,792,347
Accumulated other comprehensive income	1,527,298	724,216
Total stockholders' equity	21,550,261	19,559,803
Total liabilities and stockholders' equity	$21,550,261	$19,559,803

Condensed Statements of Income

	For the years ended June 30,
	2011	2010
Revenue	$-	$-
Administrative expenses	(270,592)	(447,138)
Other expense	(2,260)	(334)
Equity in income of subsidiaries	1,693,238	3,692,397
Net income	$1,420,386	$3,244,925

16.	Statutory Reserves - Continued

Supplemental Parent Company Financial Information –Pansoft Company Limited - Continued

Condensed Statements of Cash Flows

	For the years ended June 30,
	2011	2010
Net cash (used in) generated from operating activities	$93,784	$(10,213)
Cash, beginning of period	637	10,850
Cash, end of period	$94,421	$637

17.	Income Taxes

The Company is not subject to tax in the British Virgin Islands. PCCL’s subsidiaries in mainland China files income tax returns in the PRC. Pansoft’s subsidiaries in Hong Kong and Japan files tax returns in Hong Kong and Japan. The Company does not believe there will be any material changes in its unrecognized tax positions over the next 12 months.

In 2007, Pansoft's major operating subsidiary PCCL was subject to the enterprise income tax at the reduced applicable rate of 7.5%, as PCCL was classified as a "software enterprise" and "high-technology enterprise" business. The Company was able to enjoy a further reduction to 0% due to being a foreign investment enterprise ("FIE").

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

PCCL was qualified as a HNTE on November 30, 2010 and accordingly it benefits from a preferential tax rate of 15% for a period of 3 years from January 1, 2010.

ITLamp was qualified as a HNTE on December 14, 2009 and accordingly it benefits from a preferential tax rate of 15% for a period of 3 years from January 1, 2009.

HongAo was qualified as a HNTE on December 5, 2008 and accordingly it benefits from a preferential tax rate of 15% for a period of 3 years from January 1, 2008.

17.	Income Taxes – Continued

These companies need to re-apply for the preferential tax treatment when the preferential tax period expires. ITLamp and HongAo are in the process of re-applying for the preferential tax treatment, and it is the opinion of the directors that there is no obstacle for obtaining the approval.

The PRC tax bureau approved an extra deduction of $1,367,667 (RMB9,055,321) for research and development expenditures incurred by PCCL up to December 31, 2010 ($1,401,528 (RMB9,568,536) up to December 31, 2009).

PHKL is subject to a profit tax rate of 16.5%.

Pansoft Japan is subject to a statutory income tax rate of 22% on assessable profits below JPY8,000,000 and 30% on assessable profits over JPY8,000,000.

A reconciliation of consolidated corporate income taxes at the statutory rate of 25% and the Company's effective income tax rate for the years ended June 30, 2011 and 2010 is shown as follows:

	For the years ended June 30,
	2011	2010

Income before provision for income taxes	$1,346,032	$3,939,522
Statutory rate	25%	25%
Income tax at statutory rate	336,509	984,880
Stock-based compensation	67,648	110,308
Extra deduction for research and development expenditures	(341,916)	(350,382)
Non-deductible expenses	368,555	88,431
Non-taxable profits	(81,211)	-
Valuation allowance to write off net operating loss	410,280	-
Income tax on capitalization of retained earnings of PCCL	-	258,732
Others	1,919	(1,214)
Effect of preferential tax reduction	(285,773)	(396,158)
Income tax provision	$476,011	$694,597

Current income taxes	$652,198	$501,544
Deferred income taxes	(176,187)	193,053
Total income tax provisions	$476,011	$694,597

17.	Income Taxes – Continued

The significant components of deferred tax assets (liabilities) are as follows:

	As of June 30,
	2011	2010

Timing difference on revenue recognition	$(1,494,974)	$(1,592,007)
Allowance for doubtful accounts	60,230	51,044
Plant and equipment, capitalized software cost and intangibles	(633,363)	(59,130)
Other temporary differences	635,839	201,085
Net operating loss carryforward	617,809	442,613
	(814,459)	(956,395)
Effect of 50% tax reduction	-	477,890
Preferential tax rate	488,674	-
Valuation allowance	(426,537)	(8,420)
Net deferred income tax liabilities	$(752,322)	$(486,925)

The Company has a tax loss carryforward in China of $765,089 (2010: $1,736,771) which expires in 2017.  No valuation allowance has been provided because the Company believes it is more likely than not that the tax benefit of the carryforward can be realized.   The Company also has a tax loss carryforward of $304,714 (2010: $51,029), $698,431 (2010: $Nil) and $890,773 (2010: $Nil) in Hong Kong, Japan and the PRC respectively which can be carried forward indefinitely to offset future profit.  A valuation allowance of $426,537 (2010: $8,420) has been provided for this deferred tax asset because the Company does not believe it is more likely than not that the tax benefit of the loss carryforward can be realized.

The new Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China for distribution of its earnings generated after January 1, 2008. Under the new Tax Law, the distribution its earnings generated prior to January 1, 2008 is exempt from the withholding tax. For the years ended June 30, 2011 and 2010, no deferred tax liability has been recognized for the undistributed earnings of these PRC subsidiaries at June 30, 2011 and 2010, as the subsidiaries in the PRC will not be distributing earnings to the Company. Total undistributed earnings of these PRC subsidiaries at June 30, 2011 were RMB39,463,583 ($6,097,964).

18.	Earnings Per Share

	For the years ended June 30, 2011
	2011	2010

Net income used for basic and diluted net income per common share	$1,420,386	$3,244,925

Weighted average common shares outstanding – basic	5,389,323	5,438,232
Effect of dilutive securities:
Earnings contingency	170,163	24,945
Options	13,209	21,809
Weighted average common shares outstanding– diluted	5,572,695	5,484,986

Earnings per common share – basic	$0.26	$0.60
Earnings per common share – diluted	$0.25	$0.59

Contingent shares were included in the denominator of diluted earnings per share on a weighted-average basis from the completion of the acquisition in accordance with ASC Topic 260-10-45-49 and up to amendment of payment terms (Note 4).  Year-to-date revenue of ITLamp was compared to the revenue target, as defined in the contingent share arrangement (Notes 4 and 15).

Except for the stock options granted in December 2008, all common stock equivalents were anti-dilutive and accordingly were excluded from the calculation of diluted earnings per share for the year ended June 30, 2011.

Except for the stock options granted in December 2008 and 2009, all common stock equivalent were anti-dilutive and accordingly were excluded from the calculation of diluted earnings per share for the year ended June 30, 2010.

19.	Stockholders’ Equity

Common stock and treasury stock
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

On October 29, 2010, the Company announced that its Board of Directors had authorized a share repurchase program, under which the Company could acquire up to $1 million of its common shares over the following 3 months, on the open market at prevailing market prices or in block trades and subject to restrictions relating to price, volume, and timing.  On March 1, 2011, the Board of Directors extended the program for an indefinite period.  The shares were repurchased in accordance with Rule 10b-18, and they will be used to fund the ITLamp acquisition. In the period of November 18, 2010 through June 30, 2011, the Company repurchased 121,200 common shares, for a total value of $503,602, through open-market repurchases.  These purchases represent an average price of $4.16 per share. As of June 30, 2011, the Company had approximately $496,000 available under the existing $1 million share repurchase authorization.

Warrants
Pursuant to the IPO, the Company issued 1,200,000 shares of common stock for gross proceeds of $8,400,000 and issued 120,000 underwriter warrants. Each warrant entitles the holder to purchase one common share for a price of $8.40 per share for a period of four years following the closing of the IPO. The unit price for each Underwriter warrant is $0.001. The Company received proceeds of $120 from the issuance of underwriter warrants which is included in additional paid-in capital. The costs of the offering totaled to $876,987 and are included in additional paid-in capital.

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

The key input and assumptions are as follows:

Exercise price	$7.0
Expected life	1
Volatility	12%
Risk free rate	1.327%
Dividend yield	0
Warrants value	$0.59

19.	Stockholders’ Equity - Continued

Number of Warrants Outstanding
June 30, 2009	120,000
Granted	10,000
Exercised	-
Cancelled / Lapsed	(60,000)
June 30, 2010 and 2011	70,000

The following table shows the number of warrants with other information as of June 30, 2011:

Outstanding Warrants			Exercisable Warrants
Weighted Average Exercise Price	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercise Number
$8.4	60,000	1.2 years	$8.4	60,000
$7.0	10,000	0.35 years	$7.0	10,000
$8.2	70,000	1.08	$8.2	70,000

The market value of the Company’s common stock at June 30, 2011 was $3.24. The outstanding warrants had no intrinsic value at June 30, 2011.

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

19.	Stockholders’ Equity - Continued

The following table shows the number of stock options with other information as of June 30, 2011:

Outstanding Stock Options			Exercisable Options
Weighted Average Exercise Price	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercise Number
$7.00	307,000	2.25 years	$7.00	-
$6.33	30,000	1.66 years	$6.33	-
$5.20	14,000	0.89 years	$5.20	-
$4.96	20,000	1.99 years	$4.96	-
$2.74	39,000	1.11 years	$2.74	-
$6.38	410,000	2.04 years	$6.38	-

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

The fair value of each stock option grant was estimated at the date of grant using a Black-Scholes option pricing model. The following table summarizes the options granted in 2011 and 2010.

19.	Stockholders’ Equity - Continued

The assumptions used in the stock option valuation are as follows:

Grant Date	Sep 8, 2008	Dec 13, 2008	Dec 13, 2008	May 22, 2009	Feb 25, 2010	June 25, 2010
Option granted	321,000	31,000	15,000	14,000	30,000	20,000
Expired	(14,000)	(7,000)	-	-	-	-
Outstanding	307,000	24,000	15,000	14,000	30,000	20,000
Exercise price	$7.00	$2.74	$2.74	$5.20	$6.33	$4.96
Expected life	5	3	5	3	3	3
Volatility	75%	75%	75%	12%	12%	12%
Risk free rate	2.98%	1.05%	1.55%	1.327%	1.327%	1.327%
Dividend yield	0%	0%	0%	0%	0%	0%
Option value	$4.39	$1.39	$1.72	$0.53	$0.64	$0.50

In September 2008, the Company granted 321,000 options to its directors, management and key employees at an exercise price of $7.00, vesting at a rate of 20% per year for five years. The fair value of these stock options was determined to be $4.39 per stock option. In December 2008, the Company granted 46,000 options to its directors, financial advisor and Interim CFO at an exercise price of $2.74. The vesting rate is 33% per year for two years and 34% for one year for the options granted to the directors and advisor and at the rate of 20% per year for five years for the options granted to Interim CFO. The fair value of these stock options was determined to be $1.39 and $1.72 per stock option, respectively. In May 2009, the Company granted 14,000 options to its director at an exercise price of $5.20. The vesting rate is 33% per year for two years and 34% for one year for the options granted to the director. This share option became effective after approval at the annual general meeting on July 20, 2009. The fair value of these stock options was determined to be $0.53 per stock option. In February 2010, the Company granted 30,000 options to its directors at an exercise price of $6.33. The vesting rate is 33% per year for two years and 34% for one year for the options granted to the directors. The fair value of these stock options was determined to be $064 per stock option. In June 2010, the Company granted 20,000 options to its management at an exercise price of $4.96. The vesting rate is 33% per year for two years and 34% for one year for the options granted to the management. The fair value of these stock options was determined to be $0.50 per stock option.

19.	Stockholders’ Equity - Continued

A total of $270,592 and $441,232 was included in the stock option expense for the years ended June 30, 2011 and 2010, respectively. As of June 30, 2011 and June 30, 2010, there was approximately $248,498 and $519,573 respectively, of unrecognized compensation costs related to the non-vested share-based arrangements granted under the Company's stock option plan. Those costs are expected to be recognized over a weighted-average period of approximately 2.04 years and 3.04 years as of June 30, 2011 and June 30, 2010, respectively.

Number of Options Outstanding
June 30, 2010	410,000
Granted	-
Exercised	-
Expired	-
June 30, 2011	410,000

In May 2009, one of the directors had resigned. In accordance with the stock option plan, 7,000 share options with an exercise price of $7.00 and 7,000 share options with an exercise price of $2.74 expired in August 2009.

In March 2010, one of the employees had resigned, in accordance with the stock option plan, 7,000 share options with an exercise price of $7.00 expired in June 2010.

20.	Operating Lease Commitments

The Company was obligated under operating leases requiring minimum rentals as of June 30, 2011 as follows:

Payable within:
- year ending June 30, 2012	$259,852
- year ending June 30, 2013	186,100
- year ending June 30, 2014	45,850
- year ending June 30, 2015	75,640
- year ending June 30, 2016	86,445
- Thereafter	21,611
Total minimum lease payments	$675,498

21.	Financial Instruments

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

Currency risk
The Company is exposed to currency risk as the Company's business is carried out primarily in RMB and the Company maintains RMB denominated bank accounts but uses U.S. dollars as its reporting currency.  Unfavorable changes in the exchange rate between RMB and U.S. dollars may result in a material effect on accumulated other comprehensive income recorded as a charge in stockholders' equity.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

In addition, the RMB is not a freely convertible currency.  The Company's subsidiaries are allowed to pay outstanding current account obligations in foreign currency but must present the proper documentation to a designated foreign exchange bank.  There is no certainty that all future local currency can be repatriated.

22.	Economic Dependence

For the year ended June 30, 2011, the Company’s two major customers individually comprised 22% and 17% of revenue, compared with 40% and 28% respectively for the year ended June 30, 2010.

In addition, the subsidiaries of the Company’s two major subsidiaries accounted for a total of 36% and 23% of the revenues for the year ended June 30, 2011 and 2010 respectively.

There were three customers that individually comprise 32%, 16%, 13% of accounts receivable as of June 30, 2011. There were four customers that individually comprise 38%, 22%, 16% and 11% of accounts receivable as of June 30, 2010.

23.	Segment Information

The Company applies ASC Topic 280-10-50 regarding segment reporting disclosure. Factors used to identify the Company's single operating segment include the organizational structure of the Company and the financial information available for evaluation by the chief operating decision-maker in making decisions about how to allocate resources and assess performance.  The Company operates predominantly in one geographical area, the PRC.

23.	Segment Information - Continued

During the year ended June 30, 2010 and prior, the Company viewed its operations and managed its business as one segment: the design, development, implementation and servicing of ERP systems.

During the year ended June 30, 2011, the Company viewed its operations and managed its business as four segments: (i) the design, development, implementation and servicing of ERP systems for oil/gas industry; (ii) the provision of technology solution and related services to thermal power generation industry; and (iii) outsourced mobile phone software testing and development.

	For the years ended June 30,
	2011	2010
Revenues:
ERP system development and integration service to energy industry	$15,563,549	$12,056,872
Technology solution and related services to thermal power generation industry	2,441,494	-
Outsourced mobile phone software testing and development	1,160,326	-
Total	$19,165,369	$12,056,872

Depreciation:
ERP system development and integration service to energy industry	$338,128	$225,325
Technology solution and related services to thermal power generation industry	90,186	-
Outsourced mobile phone software testing and development	35,207	-
Total	$463,521	$225,325

Intangible assets amortization
ERP system development and integration service to energy industry	$351,376	$63,948
Technology solution and related services to thermal power industry	437,715	-
Outsourced mobile phone software testing and development	96,088	-
Total	$885,179	$63,948

Net income (loss):
ERP system development and integration service to energy industry	$3,543,088	$3,245,265
Technology solution and related services to thermal power generation industry	(481,786)	-
Outsourced mobile phone software testing and development	(2,189,021)	-
Other (a)	(2,260)	(340)
Total	$870,021	$3,244,925

23.	Segment Information - Continued

(a)	The Company does not allocate its general and administrative expenses of its U.S. activities to its reportable segments because these activities are managed at a corporate level.

	For the year ended June 30,
	2011	2010
Expenditures for identifiable long-lived tangible assets
ERP system development and integration service to energy industry	$732,700	$234,470
Technology solution and related services to thermal power generation industry	130,225	-
Outsourced mobile phone software testing and development	284,690	-
Total	$1,147,615	$234,470

24.	Subsequent Events

On September 19, 2011, the Company announced the acquisition of all of the equity interests of Hefei Langji Technology Co., Ltd (“Langji”), the leading HR solution provider to China’s coal-mining industry and is based in Hefei in Anhui province specializes in providing HR solution, and its wholly-owned subsidiary, Shanghai Zhongrui (“Zhongrui”), its sales and marketing arm based in Shanghai, for a total purchase price of RMB10.8 million (approximately $1.69 million). The acquisition was completed on October 19, 2011. In October 2011, the Company paid cash of $0.28 million. The remaining balance of the consideration of $1.41 million will be paid in a combination of cash and the Company's common stock through September 2016.

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

4.8
Translation of Technology Service Contract between Shengli Oil Field Administration and Pansoft (Jinan) Company, Ltd. (incorporated herein by reference to the Company's S-1/A, dated July 28, 2008, Exhibit 10.11)

4.9
Translation of Technology Service Contract between Shengli Oil Field Branch of Sinopec and Pansoft (Jinan) Company, Ltd. (incorporated herein by reference to the Company's S-1/A, dated July 28, 2008, Exhibit 10.12)

4.10
Translation of China National Petroleum Budget Management Information Project between Financial Management Company of China National Petroleum Corporation and Pansoft (Jinan) Company, Ltd. (incorporated herein by reference to the Company's S-1/A, dated July 28, 2008, Exhibit 10.13)

4.11
Translation of Technology Service Contract between Shengli Oil Field Administration and Pansoft (Jinan) Company Ltd. (incorporated herein by reference to the Company's S-1/A, dated July 28, 2008, Exhibit 10.14)

4.12	2008 Stock Incentive Plan (incorporated herein by reference to the Company's Form 10-K filed on March 27, 2009, Exhibit 10.15)

4.13
Translation of Software Development and Service Agreement between Pansoft (Jinan) Co. Ltd. and Petro-CyberWorks Information Technology Co., Ltd., dated March 12, 2009 (incorporated herein by reference to the Company's Form 10-Q filed on May 15, 2009, Exhibit 10.1)

4.14
Translation of Software Development and Implementation Contract of Funds Management Platform Project between China National Petroleum Corporation and Pansoft (Jinan) Company Ltd., dated June, 2010. (incorporated herein by reference to the Company's Form 20F filed on November 8, 2010, Exhibit 4.14)

4.15
Translation of Software Development and Services Contract For Centralized Accounting System of Sinopec Group between and Pansoft (Jinan) Company Ltd., dated in June, 2010 (incorporated herein by reference to the Company's Form 20F filed on November 8, 2010, Exhibit 4.15)

4.16
Translation of ITLamp Technology Merger and Acquisition Agreement between Pansoft (Jinan) Company Ltd. and Xu Yanming, Wang Huiling, and Gong Yulan, dated May 18, 2010 (incorporated herein by reference to the Company's Form 20F filed on November 8, 2010, Exhibit 4.16)

4.17
Translation of Software Development and Services Contract for Centralized Accounting System of Sinopec Group, date June 2010 (incorporated herein by reference to the Company's Form 20F-A filed on October 26, 2011, Exhibit 4.17)

4.18
Translation of Software Development and Implementation Contract for System Integration between ERP and FMIS China National Petroleum Corporation and its Suppliers dated December 29, 2009 (incorporated herein by reference to the Company's Form 20F filed on October 26, 2011, Exhibit 4.18)

4.19	Translation of Agreement for Acquisition of Equity of Shandong HongAo Power Technology Co., Ltd. dated April, 2010

4.20	Translation of Contract of Investment in Joint Venture to Develop Software Outsourcing Business for Japanese Client dated August 9, 2010

4.21	Translation of Memorandum for ITLamp M&A Payment Amendment dated January, 2011

8.1	List of Subsidiaries of the Company (incorporated herein by reference to the Company’s Form 20-F filed on November 8, 2010, Exhibit 8.1)

12.1*	Certification of Chief Executive Officer required by Rule 13(a)-14(a) under the Exchange Act

12.2*	Certification of Chief Financial Officer required by Rule 13(a)-14(a) under the Exchange Act

13.1*	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2*	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of Crowe Horwath (HK) CPA Limited, independent registered public accounting firm of the Company

*	Filed herewith

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this amended report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

PANSOFT COMPANY LIMITED

December 30, 2011	By:	/s/ Allen Zhang
Allen Zhang
Chief Financial Officer
(Principal Financial and Accounting Officer)