Form 20-F/A
period 2010-06-30
Pansoft CO LTD
filed 2012-01-03
CIK 1430452

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes [ ] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes [ ] No [ ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [ ] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [ ] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one): need to complete

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [x]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: need to complete

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [x] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

Yes [ ] No ☒

PANSOFT COMPANY LIMITED

FORM 20-F

For the Fiscal Year Ended June 30, 2010

TABLE OF CONTENTS

PART I
	ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
	ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	5
	ITEM 3.	KEY INFORMATION	5
	ITEM 4.	INFORMATION ON THE COMPANY	21
	ITEM 4A.	UNRESOLVED STAFF COMMENTS	33
	ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	33
	ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	44
	ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	49
	ITEM 8.	FINANCIAL INFORMATION	49
	ITEM 9.	THE OFFER AND LISTING	50
	ITEM 10.	ADDITIONAL INFORMATION	51
	ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	54
	ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	55

PART II
	ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	56
	ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	56
	ITEM 15.	CONTROLS AND PROCEDURES	56
	ITEM 16.	[RESERVED]	57
	ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	57
	ITEM 16B.	CODE OF BUSINESS CONDUCT AND ETHICS	57
	ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	57
	ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	58
	ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	58
	ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	58
	ITEM 16G.	CORPORATE GOVERNANCE	59

PART III
	ITEM 17.	FINANCIAL STATEMENTS	59
	ITEM 18.	FINANCIAL STATEMENTS	60
	ITEM 19.	EXHIBITS	92

SIGNATURES			91
EXHIBIT INDEX			90

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Form 20-F/A No. 1”) to the annual report on Form 20-F for the fiscal year ended June 30, 2010 (the “Form 20-F”) of Pansoft Company Limited (the “Company”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 8, 2010 addresses certain SEC comments provided to the Company and therefore amends Item 3 “Key Information—Risk Factors”; Item 5 “Operating and Financial Review and Prospects”; Item 15 “Controls and Procedures”; Item 16F “Change in Registrant’s Certifying Accountant”; Item 16G “Corporate Governance”; Note 2 “Significant Accounting Policies” and Note 12 “Statutory Reserves” to our consolidated financial statements. These amendments were made to, among other things, discuss a material weakness in our internal control over financial reporting, provide additional explanations with respect to the impact of PRC regulations on our liquidity, expand discussions regarding our revenue recognition policies, clarify our critical accounting policies and estimates and provide additional financial statements of our parent holding company and related financial schedules. This Form 20-F/A No. 1 also includes (i) revised

Exhibits 12.1 and 12.2 with respect to the certifications by our Chief Executive Officer and Chief Financial Officer, (ii) revised Exhibits 15.1 and 15.2 with respect to the consents from our current and former independent registered public accounting firms, (iii) an additional Exhibit 15.3 to provide our former independent registered public accounting firm's confirmation of the statements in Item 16F in the Form 20-F; and (iv) the filing of additional agreements with Sinopec Corp. and China National Petroleum Corporation as Exhibits 4.17 and 4.18, respectively.

The other portions of the Form 20-F are not affected by the changes described above and have not been amended. This Form 20−F/A No. 1 continues to speak as of the date of the Form 20−F and no attempt has been made in this Form 20−F/A No. 1 to modify or update disclosures in the Form 20−F except as noted above. This Form 20−F/A No. 1 does not reflect events occurring after the filing of the Form 20−F or modify or update any related disclosures, and information not affected by the amendment is unchanged and reflects the disclosure made at the time of the filing of the Form 20−F with the SEC except as noted above. In particular, any forward−looking statements included in this Form 20−F/A No. 1 represent management’s view as of the filing date of the Form 20−F. Accordingly, this Form 20−F/A No. 1 should be read in conjunction with any documents incorporated by reference therein and our filings made with the SEC subsequent to the filing of the Form 20−F, including any amendments to those filings.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains certain statements of a forward-looking nature. Such forward-looking statements, including but not limited to projected earnings and/or revenue growth, trends and strategies, future operating and financial results, financial expectations and current business indicators, are based upon current information and expectations and are subject to change based on factors beyond the control of Pansoft Company Limited (the “Company”). Forward-looking statements typically are identified by the use of terms such as “look,” “may,” “will,” “should,” “might,” “believe,” “plan,” “expect,” “anticipate,” “estimate” and similar words, although some forward-looking statements are expressed differently. The accuracy of such statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including but not limited to the following:

-	dependence on a limited number of larger customers;
-	political and economic factors in the People’s Republic of China;
-	the Company’s ability to expand and grow its lines of business;
-	the Company’s ability to integrate newly acquired businesses and assets;
-	unanticipated changes in general market conditions or other factors, which may result in cancellations or reductions in need for the Company’s services;
-	a weakening of economic conditions which would reduce demand for services provided by the Company and could adversely affect profitability;
-	the acceptance in the marketplace of the Company’s new lines of services;
-	foreign currency exchange rate fluctuations;
-	the Company’s ability to identify and successfully execute cost control initiatives; or
-	other risks outlined above and in the other filings made periodically by the Company.

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
5

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. The SEC, as required under Section 404 of the Sarbanes-Oxley Act, or Section 404, has adopted rules requiring public companies to include a report of management on the effectiveness of these companies’ internal control over financial reporting in their annual reports. Our management may conclude that our internal control over financial reporting is not effective due to our failure to cure the identified material weakness and significant deficiency or otherwise. In addition, during the course of the evaluation, documentation and testing of our internal control over financial reporting, we may identify other deficiencies and weaknesses that we may not be able to remediate in time to meet the deadline imposed by the SEC for compliance with the requirements of Section 404.

Our management has concluded that our internal control over financial reporting was not effective as of June 30, 2010. A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. The material weakness identified related to the lack of sufficient qualified accounting personnel with appropriate understanding of U.S. GAAP accounting issues and the SEC reporting requirements commensurate with our financial reporting requirements, which resulted in a number of internal control deficiencies that were identified as being significant. Specifically, we are still in the process of developing proper financial reporting policies and procedures for (i) accounting for complex and non-routine transactions, (ii) closing our financial statements at the end of a period, (iii) disclosure requirements and processes for SEC reporting. Also, as a small company, we do not have sufficient personnel to set up adequate review functions at each reporting level. Our management determined that the number and nature of these significant deficiencies, when aggregated, constituted a material weakness. For a detailed description of the material weakness and our remediation efforts and plans, see “Item 15 — Controls and Procedures.”

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

In addition to the tax incentives, we are eligible for government subsidies for certain research and development projects, technology implementation projects or other projects. We receive these government incentives because PCCL operates in the software industry in China Being one of such enterprises, we were permitted to locate our headquarters at the Jinan High-tech Industrial Development Zone, where special incentives are provided, such as a local income tax deduction and office space free from rental charges.

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

Our common stock is listed on The NASDAQ Capital Market under the symbol “PSOF.” The market price of our common stock is volatile, and this volatility may continue. During the period between June 30, 2009 and June 30, 2010, the closing bid price of our common stock on the NASDAQ Capital Market ranged between $3.50 and $7.50. Numerous factors, many of which are beyond our control, may cause the market price of our common stock to fluctuate significantly. These factors include:

• announcement of our earnings and actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors

• announcement of major contracts with customers;

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

Background of the Chinese Software Industry

The Chinese government began to focus upon technology and science shortly after the formation of the PRC. From 1949 to 1978, the Chinese government directly controlled all research, development and engineering activities through the State Development Planning Commission and the State Science and Technology Commission. In the 1980s, the Chinese government began to implement market-oriented economic reforms designed to improve the Chinese science and technology industry. During this period, China also reduced the central government’s control over the operation of research oriented businesses. In the late 1980s, the Chinese government authorized the operation of the first Chinese software companies. In the 1990s, Chinese policymakers again attempted to enhance the development of Chinese high technology businesses by experimenting with the additional reduction of governmental control while also providing new forms of ownership for these businesses. In addition, in 1992, the Chinese government liberalized market access by adopting policies that favored foreign investment in high technology businesses. By the end of the 1990s, the Chinese government had abandoned most of its control over many high technology businesses and adopted a progressive tax structure designed to further encourage the financial development of these businesses. These policies positively impacted the development of Chinese software businesses. Today, the Chinese software industry continues to grow at a rapid pace. The Chinese software industry reached RMB 951 billion in 2009, an increase of 25.6% from 2008, in which, the software service sector enjoyed the highest growth rate, 31.4%. It is expected that overall software sales will maintain a 25% growth rate in 2010 as projected by China Software Industrial Association (Software Industrial Dynamics, Vol. 2, 2010). We believe that we are well positioned in this sector, serving high--end clients’ sophisticated business operational requirements.

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

Sales and Marketing

Our new business was developed under our direct marketing and sale strategy. As we continued to solidify our business relationship with these companies, we did not require extensive marketing efforts and did not incur the costs associated therewith. We plan to expand our business beyond the Chinese oil and gas industry in the near future and established a team of sales and marketing professionals at the end of calendar year 2008, which is dedicated to seeking new clients, projects and markets as a part of our corporate business expansion strategy. Consequently, in order to increase the scope of our client base over the next several years successfully, we have experienced substantial increase in our selling expenses as a percentage of revenue due to our expanded marketing efforts, and we expect such increase to continue. We have began to see some positive results from these activities during the fiscal year ended June 30, 2010 and expect to see this trend continue during the next fiscal year. However, our marketing efforts will require a period of time before resulting in substantial additional sales.

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

Client orientation: We focus on larger business users with centralized management requirements to cover multiple operations over many locations. These clients can usually allocate sufficient funding for software system integration and development. Moreover, we aim establishing long term business relationship with our clients. Our persistent commitment to serving large clients will lead us to the position of their IT partner contributing to establish their competitive edge over others and to expand their business under the strategies with IT technology.

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

Based on our understanding of the current PRC laws and regulations:

-	CSRC currently has not issued any definitive rule or interpretation concerning whether our overseas listing is subject to this new procedure; and
-	In spite of the above, given that we have completed our restructuring and established an offshore holding structure before September 8, 2006, the effective date of the new regulation, and given that this regulation is not retroactive, it does not require that an application be submitted to CSRC for its approval of the listing and trading of our common shares on the NASDAQ Capital Market, unless we are clearly required to do so by future CSRC rules or interpretations.

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

Office	Address	Term Yr	Space
Jinan (headquarters)	3/F, Qilu Software Park Building Jinan Hi-tech Zone Jinan, Shandong, PRC	1	550 square meters
ITLamp Kuerle Office	Ta Zhi Xin Building, Kuerle City, Xinjiang Province, China “Space is provided by our client for our client’s convenience”	1	480 square meters
ITLamp Beijing Office	Huizhi Tower B, Suite 508, Xueqing Road, Haidian District, Beijing, China	3	124 square meters
Pansoft (Hong Kong) Office	Rm2106, K.Wah Centre,191 Java Road, North Point, Hong Kong	1	100 square meters
Shengli Oil Field Office	Shengli Hotel No. 75 Jinan Road Dongyin City, Shandong Province, PRC (Space is provided by our client for our client’s convenience)	1	150 square meters

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

On July 21, 2010, we signed two contracts with Sinopec Corp. to develop and install: (1) a centralized accounting management system and (2) a treasury management system upgrade. The centralized accounting system will combine and integrate Sinopec's current multi-layer accounting subsystem and thousands of accounting centers into one unified system. The contract is valued at approximately $2.9 million. The centralized treasury management system upgrade will further enable all location and process control under one common platform. The centralized treasury management system contract is valued at approximately $1.1 million.

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

Revenues

During the fiscal year ended June 30, 2010, our revenues were $12,056,872, a 43% increase from $8,454,352 in the 12 month period ended June 30, 2009. During the 6 month period ended June 30, 2010, our revenues were $4,941,226, a 68% increase from $2,939,906 in the 6 month period ended June 30, 2009. The increases of our revenues during both periods were primarily attributed to an increase in large-scale software systems integration projects, which comprised a higher proportion of total revenue, as well as natural growth of our development projects and services. The revenue recognized from these large-scale software contracts, which typically have a value between $1.5 million to $6 million per contract, was $5.87 million and $1.1 million, accounting for approximately 49% and 13% of our total revenue, for the fiscal years ended June 30, 2010 and 2009, respectively.

The total contract value of our large-scale software project contracts, including our contracts with PetroChina to develop their Treasury Management System and with Sinopec to develop their Centralized Accounting System, was $11.15 million and $6.45 million for the fiscal years ended June 30, 2010 and 2009, respectively, representing a 73% increase. The total number of large-scale software projects under contract was 4 and 2 for the fiscal years ended June 30, 2010 and 2009, respectively. These large-scale software project contracts usually require us to complete our services over a two year period. We estimate that approximately 63% and 17% of the services required under these large-scale contracts were completed as of June 30, 2010 and 2009, respectively. The substantial increase in our large-scale contracts and related revenue was primarily due to the fact that our large clients have gained more confidence and recognition of the quality and technical capability of our products, and therefore assigning more projects at their core IT system to be developed by us. Furthermore, as a result of our business expansion strategy, the sales of our application systems have reached other markets, such as oil fields, provincial petroleum sales corporations and coal mines. Although these new revenue sources represent a relatively smaller portion of our total revenue, they are increasing gradually and we expect such increase to continue.

We consider our backlog to consist of remaining services to be performed or completed under its software project contracts. The total value of these contracts under execution was $20.2 million and $25.9 million as of June 30, 2010 and 2009, respectively. Approximately 28% and 49% of the services required under such contracts (including both large-scale and small-scale projects) remain uncompleted as of June 30, 2010 and 2009, respectively. The reduction in our backlog between fiscal 2009 and 2010 was due to progress in job completion.

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

Our income from operations increased to $857,092 for the 6 month period ended June 30, 2010 a 132% increase as compared to $368,922 for the 6 month period ended June 30, 2009. Interest income was $Nil for the 6 month period ended June 30, 2010, a 100% decrease as compared to $63,588 for the 6 month period ended June 30, 2009. The decrease in interest income was mainly due to reinvestment of our cash fund to selected entrusted investment funds with relatively higher investment returns. Meanwhile, our investment income totaled $208,824 in the same period comparing to $Nil in the last fiscal year due to the returns earned from our entrusted investment funds. Our other income was $48,099 for the 6 month period ended June 30, 2010 and other expenses were $3,772 for the 6-month period ended June 30, 2009, a 1375% increase. The increase in other income was mainly due to the receipt of value added tax refund. Financing cost was of $64,363, an increase of 292,459% as compared to $22 in the 6 month period ended at June 30, 2009, due to short term borrowings from banks (less than one month) to support our cash needs for acquisitions.

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

Unbilled revenue represents the accumulated unbilled amount of revenue recognized, based on our revenue recognition policy. As of June 30, 2010, the Company’s unbilled revenues reached $6,887,471, an increase of 125% as compared to the unbilled revenues as of June 30, 2009, due to a significant increase in revenue, particularly revenues from large size contracts with the Company’s traditional major clients, and the timing difference between revenue recognition and the final invoicing process, which must be coordinated with our clients’ payment approval policies. Specifically, certain large clients have insisted that we not bill or invoice them until they have informed us to do so because of their internal processes for the approval and payment of invoices. In addition, because the issuance of an invoice triggers certain business and income tax payment obligations under PRC tax regulations, we prefer to invoice immediately prior to customer payment.

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

As of December 31, 2010, we have invoiced to our clients 76% of our unbilled revenue recorded on June 30, 2010, and 97% of the related invoices have been paid, with most payments occurring in December 2010.

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

We are a holding company and conduct our operations primarily through our wholly-owned subsidiary, PCCL, in China. Accordingly, our ability to pay dividends to shareholders and to finance any debt we may incur depends on the ability of PCCL to pay dividends to us. Under current PRC regulations, PCCL is permitted to pay dividends to us only out of its accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. The most significant difference between PRC GAAP and US GAAP in the calculation of profit and loss relates to the timing of recognition of revenue. Under PRC GAAP, revenue is recognized only upon formal invoicing to the client, which tends to occur at a later date than under our US GAAP accounting policy.

As of June 30, 2010, the “accumulated profit” of PCCL calculated under PRC GAAP was -$764,355, and the retained earnings calculated under US GAAP was $4,030,283. The excess of the retained earnings from US GAAP over those of PRC GAAP by $4,794,638 was due to the fact that more revenue was recognized in accordance with US GAAP that was not yet recognized by PRC GAAP in the reporting period. As of June 30, 2010, no amount is available to PCCL for dividend payments as it had an accumulated deficit as calculated under PRC GAAP.

Furthermore, PRC regulations require PCCL to set aside least 10% of its after-tax profit each year to fund a statutory reserve fund until the amount of the reserve fund reaches 50% of such entity’s registered capital. Although these statutory reserve funds can be used to increase the registered capital and eliminate future losses in excess of the retained earnings of PCCL, these reserve funds are not distributable as cash dividends except in the event of a liquidation of the company. In addition, under regulations of the SAFE, RMB cannot be converted into foreign currencies, including U.S. dollars, for capital account items, such as loans, repatriation of investments and investments outside of China, unless we obtain prior approval of and registration with SAFE. At June 30, 2010, net assets of the Company’s PRC subsidiaries in the amount of $19,023,452 were restricted and not available for distribution to the Group and the amount of $536,351 were free of restriction.

We do not expect that any of the restrictions discussed in the preceding paragraph relating to transfer of funds by PCCL and conversion of RMB to foreign currencies will have a significant impact on our ability to meet our cash obligations, primarily because we have no present plans to pay dividends to our shareholders and the parent holding company does not have significant operating activities and cash requirements.

The current ratio decreased from 30.1 at June 30, 2009 to 4.9 at June 30, 2010, primarily due to our new investment and acquisitions as part of our corporate expansion strategy. (Please see more details in the section of “Recent Accomplishments in Corporate Expansion” in Item 4.).

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

Property and Equipment. We record property and equipment at cost. We depreciate property and equipment on a straight-line basis over their estimated useful lives with 5% residual value using the following annual rates:

Computer equipment	-5 years straight line
Vehicles	-5 years straight line
Office furniture	- 5 years straight line
Leasehold improvements	-3 years straight line
Computer software	- 3 years straight line (without 5% residual value)

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

The Company’s articles of association provides for a classified Board of Directors consisting of three classes having staggered terms of three years each. The Board of Directors currently consists of one Class I director, two Class II directors, and two Class III directors. The Class I director has a term expiring at the 2012 annual meeting of stockholders, the Class II directors have a term expiring at the 2013 annual meeting and the Class III directors have a term expiring at the 2011 annual meeting of stockholders.

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

E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our common shares as of October 1, 2010 by:

-	Each person who is known by us to beneficially own more than 5% of our outstanding common shares
-	Each of our directors and named executive officers; and
-	All directors and executive officers as a group.

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

	Number of Shares Beneficially Owned (1)	Percentage of Outstanding Shares (2)
Name	Number	%
Directors and Executive Officers:
Hugh Wang (3)	3,425,494	62.45%
Guoqiang Lin (4)	3,425,494	62.45%
Allen Zhang (6)	3,000	*
Samuel Shen (6)	41,248	*
Paul Gillis	12,000	*
Tony Luh (6)	5 ,433	*
All Directors and Executive Officers (6 persons) as a group	3,487,175	63.58%

Principal Shareholder:
Timesway	3,425,494	62.45%

*Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.
(2)	The number of our common shares outstanding used in calculating the percentage for each listed person excludes the common shares underlying options held by such person, including stock options excisable within 60 days of October 1, 2010.
(3)	Represents the 3,425,494 common shares held by Timesway. Based on a Schedule 13G filed by Timesway Group ("Timesway"), Mr Hugh Wang serves as the Chairman and Director of Timesway and personally owns approximately 17% common shares of Timesway. As a director of Timesway, Mr. Wang may be deemed to have beneficial ownership of common shares beneficially owned by Timesway and hereby disclaims beneficial ownership of such securities.
(4)	Represents the 3,425,494 common shares held by Timesway. Based on a Schedule 13G filed by Timesway Group ("Timesway"), Mr. Guoqiang Lin serves as the Director of Timesway and personally owns approximately 17% common shares of Timesway. As a director of Timesway, Mr. Lin may be deemed to have beneficial ownership of common shares beneficially owned by Timesway and hereby disclaims beneficial ownership of such securities.
(5)	Timesway is a British Virgin Islands company formed on July 31, 2001 by Mr. Wang, to hold a portion of the common shares of our company.
(6)	Represents number of shares underlying options exercisable within 60 days of October 1, 2010.

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

If we are a PFIC for any taxable year during which you hold common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

- the excess distribution or gain will be allocated ratably over your holding period for the common shares;

-  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

- the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in common shares.

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

ITEM 15. CONTROLS AND PROCEDURES

(a)      Internal Control Over Financial Reporting

Pansoft’s management assessed the effectiveness of our internal control over financial reporting for the year ended June 30, 2010. In making this assessment, management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was not effective as of June 30, 2010.

The specific material weakness identified by the Company’s management as of June 30, 2010 related to the lack of sufficient and skilled accounting personnel with an appropriate level of technical accounting knowledge and experience in the application of accounting principles generally accepted in the United States of America (US GAAP) commensurate with the Company’s financial reporting requirements, which resulted in a number of internal control deficiencies that were identified as being significant. Specifically, we are still in the process of developing proper financial reporting policies and procedures for (i) accounting for complex and non-routine transactions, (ii) closing our financial statements at the end of a period, (iii) disclosure requirements and processes for SEC reporting. Also, as a small company, we do not have sufficient personnel to set up adequate review functions at each reporting level. Our management determined that the number and nature of these significant deficiencies, when aggregated, constituted a material weakness.

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

(b) Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of June 30, 2010. Based on such evaluation, our chief executive officer and chief financial officer have concluded that, as of June 30, 2010, our disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed in reports we filed or submitted under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and included controls and procedures designed to ensure that information required to be disclosed in such reports was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The conclusion was reached primarily due to the material weakness in our internal control over financial reporting as described above.

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

__________________________

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

The Company provided AGCA, Inc. with a copy of the foregoing disclosures and requested AGCA, Inc. to furnish to the Company with a letter addressed to the Securities and Exchange Commission stating whether the AGCA, Inc. agrees with such disclosures. A copy of such letter is attached as Exhibit 15.3 to this Form 20-F/A.

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
  NASDAQ Listing Rules require a company to hold an annual meeting of stockholders no later than 12 months following the end of the fiscal year. British Virgin Island law does not have similar requirement. On June 22, 2011, we adjourned our Annual General Meeting of Stockholders for fiscal year ended June 30, 2010 originally scheduled to be held on June 30, 2011. We intend to hold our 2010 Annual General Meeting of Stockholders during the fiscal year ending June 30, 2012.

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

November 8, 2010 except for note 12

for which the date is October 26, 2011

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

AGCA, Inc.

Arcadia, California

March 24, 2010

Pansoft Company Limited

Consolidated Balance Sheets

	June 30, 2010	June 30, 2009
Assets
Current assets
Cash and cash equivalents	$2,705,957	$11,330,991
Accounts receivable, net of allowance for doubtful accounts $91,684 (2009: $110,896)	1,391,960	801,364
Unbilled revenues	6,887,471	3,058,275
Prepayments, deposits and other receivables	386,420	193,132
Inventory	61,984	145,978
Short term investments - available-for-sale assets	7,399,608	-
Total current assets	18 ,833,400	15,529,740

Property and equipment, net	760,258	719,838
Deferred software development cost	-	36,600
Deposit for acquisition	1,340,029	-
Intangible assets	1,729,553	-
Goodwill	719,617	-
Total assets	$23,382,857	$16,286,178

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$1,347,421	$139,214
Acquisition payable	1,419,519	-
Deferred revenue	244,110	79,275
Income tax payable	325,079	6,108
Deferred income taxes	486,925	291,132
Total current liabilities	3,823,054	515,729

Stockholders' equity
Common stock (30,000,000 common shares authorized;
par value of $0.0059 per share; 5,438,232 shares issued
and outstanding as of June 30, 2010 and June 30, 2009)	32,080	32,080
Additional paid-in capital	9,011,160	8,564,028
Retained earnings	8,895,307	6,184,359
Statutory reserves	897,040	363,063
Accumulated other comprehensive income	724,216	626,919
Total stockholders’ equity	19,559,803	15,770,449
Total liabilities and stockholders’ equity	$23,382,857	$16,286,178

The accompanying notes are an integral part of these consolidated financial statements.

Pansoft Company Limited

Consolidated Statements of Operations and Comprehensive Income

	For the year ended June 30,	For the six months ended June 30,
	2010	2009

Revenues	$12,056,872	$2,939,906
Cost of revenues	6,252,280	1,687,587

Gross profit	5,804,592	1,252,319

Operating expenses (income)
General and administrative expenses	910,698	249,242
Selling expenses	367,776	121,794
Professional fees	459,728	170,387
Stock based compensation	441,232	341,974
	2,179,434	883,397

Income from operations	3,625,158	368,922

Investment income	208,824	-
Other income (expenses), net	65,134	(3,772)
Government grant	18,895	160,981
Finance cost	(19,915)	(22)
Interest income	40,184	63,588
Gain on disposition of property and equipment	1,242	732

Income before provision for income taxes	3,939,522	590,429
Income taxes	694,597	117,184

Net income	3,244,925	473,245

Other comprehensive income (loss)	97,297	(17,703)

Total comprehensive income	$3,342,222	$455,542

Basic earnings per share	$0.60	$0.09
Diluted earnings per share	$0.59	$0.09

Basic weighted average number of shares outstanding	5,438,232	5,438,232
D iluted weighted average number of shares outstanding	5,484 ,986	5,438,232

The accompanying notes are an integral part of these consolidated financial statements.

Pansoft Company Limited

Consolidated Statements of Shareholders' Equity

	Common Shares		Additional			Accumulated Other
	Number	Amount	Paid In Capital	Retained Earnings	Statutory Reserves	Comprehensive Income	Total

Balance at December 31, 2008	5,438,232	$32,080	$8,222,054	$5,711,114	$363,063	$644,622	$14,972,933
Foreign currency translation adjustment	-	-	-	-	-	(17,703)	(17,703)
Net income	-	-	-	473,245	-	-	473,245
Stock option expense	-	-	341,974	-	-	-	341,974

Balance at June 30, 2009	5,438,232	$32,080	$8,564,028	$6,184,359	$363,063	$626,919	$15,770,449
Foreign currency translation adjustment	-	-	-	-	-	97,297	97,297
Net income	-	-	-	3,244,925	-	-	3,244,925
Adjustment to statutory reserves	-	-	-	(533,977)	533,977	-	-
Issuance of warrants	-	-	5,900	-	-	-	5,900
Stock option expense	-	-	441,232	-	-	-	441,232

Balance at June 30, 2010	5,438,232	$32,080	$9,011,160	$8,895,307	$897,040	$724,216	$19,559,803

The accompanying notes are an integral part of these consolidated financial statements.

Pansoft Company Limited

Consolidated Statements of Cash Flows

	For the year ended June 30, 2010	For the six months ended June 30, 2009
Cash flows from operating activities
Net income	$3,244,925	$473,245
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	193,053	100,289
Issuance of warrants in exchange for consultancy service	5,900	-
Stock-based compensation	441,232	341,974
Amortization and depreciation	289,273	127,390
Allowance for bad debt on accounts receivable	(19,756)	-
Gain on disposition of property and equipment	(1,242)	(732)
Changes in operating assets and liabilities:
Accounts receivable	(545,386)	333,315
Unbilled revenues	(3,558,347)	(839,498)
Prepayments, deposits and other receivables	(196,546)	(95,454)
Inventory	84,398	(77,685)
Accounts payable accrued liabilities	1,163,159	(755,183)
Advance from customers	(58,589)	-
Deferred revenues	164,137	(101,665)
Income tax payable	289,454	(186,065)

Cash generated from (used in) operating activities	1,495,665	(680,069)

Cash flows from investing activities
Short term investments - available-for-sale asset	(7,360,238)	-
Cash acquired from acquisition of IT Lamp (Note 4)	704,688	-
Cash consideration for acquisition of IT Lamp (Note 4)	(1,913,371)	-
Purchase of property and equipment	(234,470)	(160,692)
Proceeds from disposition of property and equipment	4,074	732
Deposit for acquisition	(1,332,899)	-

Cash used in investing activities	(10,132,216)	(159,960)

Cash flows from financing activities	-	-

Effect of exchange rate changes on cash and cash equivalents	11,517	(14,930)

Decrease in cash and cash equivalents	(8,625,034)	(854,959)
Cash and cash equivalents, beginning of period	11,330,991	12,185,950

Cash and cash equivalents, end of period	$2,705,957	$11,330,991

Supplemental cash flow information
Interest paid	$19,915	$-
Income tax paid	$213,225	$10,789

Non-cash transaction
Contingent consideration payable for acquisition of ITLamp (Note 4)	$1,419,519	$-

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

Basis of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries,. All inter-company accounts and transactions have been eliminated upon consolidation.

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

Year Ending:

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

The fair value of the purchase consideration has been calculated by using the discount for lack of marketability (“DLOM”) valuation model, taking into account the terms and conditions upon the completion date of acquisition. The significant assumptions and inputs used in valuation model are as follows:

	Tranche 1	Tranche 2	Tranche 3
Valuation date	Jun 3, 2010	Jun 3, 2010	Jun 3, 2010
Maturity date	Dec 31, 2011	Dec 31, 2012	Dec 31, 2013
Volatility	42.4 0%	44.01%	40.87%
Risk-free interest rate	0.66%	1.12%	1.61%
Dividend yield	1.48%	1.36%	1.24%
DLOM applied	21.29%	27.05%	27.99%
Fair value of each tranche	$499,523	$462,972	$457,024

12. Statutory Reserves

In accordance with the laws and regulations of the PRC, all wholly-foreign owned enterprises have to set aside a portion of their net income each year as statutory reserves. The proportion of allocation for reserve funds is no less than 10 percent of the profit after tax until the accumulated amount of allocation for statutory surplus reserve funds reaches 50 percent of the registered capital. Statutory reserves represent restricted retained earnings. Statutory reserves are to be utilized to offset prior years' losses, or to increase its share capital. When a limited liability company converts its statutory reserves to capital in accordance with a shareholders' resolution, the Company will either distribute new shares in proportion to the number of shares held by each shareholder, or increase the par value of each share. Except for the reduction of losses incurred, any other usage should not result in this reserve balance falling below 25% of the registered capital. The funds accumulated by PCCL as of June 30, 2010 and June 30, 2009 were $897,040 and $363,063, respectively, $533,977 has been set aside during the year ended June 30, 2010. At June 30, 2010, net assets with the amount of $19,023,452 of the Company’s PRC subsidiaries that are currently restricted and not available for distribution to the Group and the amount of $536,351 that are free of restriction.”

The Company’s operations are substantially conducted through PCCL. PCCL may only pay dividends out of its retained earnings determined in accordance with PRC GAAP and after it has met the PRC requirements for appropriation to statutory reserves. In addition, PCCL’s business transactions and assets are primarily denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. These currency exchange control measures imposed by the PRC government may restrict the ability of PCCL to transfer their net assets to the Company through loans, advances or cash dividends.

At June 30, 2010, net assets with the amount of $19,023,452 of the Company’s PRC subsidiaries were restricted and not available for distribution to the Group and the amount of $536,351 were free of restriction.

Supplemental Parent Company Financial Information –Pansoft Company Limited

Condensed Balance Sheets

	As of June 30,
	2010	2009
ASSETS
Current assets:
Prepayments	$-	$129
Cash and cash equivalents	637	10,850
Total current assets	637	10,979
Investments in subsidiaries	19,559,166	15,769,481
Total assets	$19,559,803	$15,780,460

LIABILITIES
Current liabilities:
Accrued liabilities	$-	$10,011
Total liabilities	-	10,011

Stockholders’ equity
Common stock (30,000,000 common shares authorized; par value $0.0059 per share; 5,438,232 shares issued and outstanding as of June 30, 2010 and 2009)	32,080	32,080
Ad ditional paid-in capital	9,011,160	8,564,028
Retained earnings	9,792,347	6,547,422
Accumulated other comprehensive income	724,216	626,919
Total stockholders' equity	19,559,803	15,770,449
Total liabilities and stockholders' equity	$19,559,803	$15,780,460

Condensed Statements of Operations

	For the year ended June 30,	For the six months ended June 30,
	2010	2009

Revenue	$-	$-
Administrative expenses	(447,138)	(341,974)
Other expense	(334)	(22)
Equity in income of subsidiaries	3, 692,397	815,421
Net income	$3,244,925	$473,425

Condensed Statements of Cash Flows

	For the year ended June 30, 2010	For the six months ended June 30, 2009

Net cash (used in) generated from operating activities	$(10,213)	$9,989
Cash, beginning of period	10,850	861
Cash, end of period	$637	$10,850

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

The assumptions used in the stock option valuation are as follows:

Grant Date	8-Sep-08	13-Dec-08	13-Dec-08	22-May-09	25-Feb-10	25-Jun-10

Option Granted	321,000	31,000	15,000	14,000	30,000	20,000
Expired	(14,000)	(7,000)	-	-	-	-
Outstanding	307,000	24,000	15,000	14,000	30,000	20,000
Exercise Price	$7.00	$2.74	$2.74	$5.20	$6.33	$4.96
Expected Life	5	3	5	3	3	3
Volatility	75%	75%	75%	12%	12%	12%
Risk Free Rate	2.98%	1.05%	1.55%	1.327%	1.327%	1.327%
Divedend Yeild	0%	0%	0%	0%	0%	0%
Option Value	$4.39	$1.39	$1.72	$0.53	$0.64	$0.50

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

On August 23, 2010, the Company signed an agreement to form a joint venture with two Japanese entities, Management Information Center Co., Ltd. and Seven Colors Corporation (the “JV Partners”). This joint venture, named Pansoft (Japan) Company Limited “Pansoft (Japan)”, will merge the related divisions from the JV Partners to engage in a contractual relationship with Sharp Business Software Development Center (SBC), a unit of Sharp Corporation (“Sharp”), to conduct outsourced mobile-phone software testing.

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

ITEM 19. EXHIBITS

Number	Description

1.1	Memorandum of Association of Pansoft Company Limited (incorporated herein by reference to the Company's S-1/A, dated July 28, 2008, Exhibit 3.1).

1.2	Articles of Association of Pansoft Company Limited. (incorporated herein by reference to the Company's S-1/A, dated July 28, 2008, Exhibit 3.2)

2.1	Specimen Certificate for Common Stock (incorporated herein by reference to the Company's S-1/A, dated August 12, 2008, Exhibit 4.1)

2.2	Form of Placement Agent's Warrant (incorporated herein by reference to the Company's S-1, dated May 14, 2008, Exhibit 4.2)

4.1	Form of Technology Development (Commission) Contract for Pansoft (Jinan) Co., Ltd. (incorporated herein by reference to the Company's S-1, dated May 14, 2008, Exhibit 10.1)

4.2	Form of Product Purchase and Sales Contract for Pansoft (Jinan) Co., Ltd. (incorporated herein by reference to the Company's S-1, dated May 14, 2008, Exhibit 10.2)

4.3	Form of Co-operation Contract for Pansoft (Jinan) Co., Ltd. (incorporated herein by reference to the Company's S-1, dated May 14, 2008, Exhibit 10.5)

4.4	Translation of Trust Agreement for Hugh Wang's beneficial ownership of Timesway shares on behalf of PCCL employees (incorporated herein by reference to the Company's S-1/A, dated July 28, 2008, Exhibit 10.6)

4.5	Translation of Trust Agreement between Hugh Wang and Conrad Tsang (incorporated herein by reference to the Company's S-1/A, dated July 28, 2008, Exhibit 10.8)

4.6	Translation of Technology Development (Commission) Contract with Xinjian Sales Branch of China National Petroleum Corporation, Ltd. (incorporated herein by reference to the Company's S-1/A, dated July 28, 2008, Exhibit 10.9)

4.7	Translation of PetroChina International Co., LTD (CHINAOIL) SAP System Optimization Project Contract (incorporated herein by reference to the Company's S-1/A, dated July 28, 2008, Exhibit 10.10)

4.8	Translation of Technology Service Contract between Shengli Oil Field Administration and Pansoft (Jinan) Company, Ltd. (incorporated herein by reference to the Company's S-1/A, dated July 28, 2008, Exhibit 10.11)

4.9	Translation of Technology Service Contract between Shengli Oil Field Branch of Sinopec and Pansoft (Jinan) Company, Ltd. (incorporated herein by reference to the Company's S-1/A, dated July 28, 2008, Exhibit 10.12)

4.10	Translation of China National Petroleum Budget Management Information Project between Financial Management Company of China National Petroleum Corporation and Pansoft (Jinan) Company, Ltd. (incorporated herein by reference to the Company's S-1/A, dated July 28, 2008, Exhibit 10.13)

4.11	Translation of Technology Service Contract between Shengli Oil Field Administration and Pansoft (Jinan) Company Ltd. (incorporated herein by reference to the Company's S-1/A, dated July 28, 2008, Exhibit 10.14)

4.12	2008 Stock Incentive Plan (incorporated herein by reference to the Company's Form 10-K filed on March 27, 2009, Exhibit 10.15)

4.13	Translation of Software Development and Service Agreement between Pansoft (Jinan) Co. Ltd. and Petro-CyberWorks Information Technology Co., Ltd., dated March 12, 2009 (incorporated herein by reference to the Company's Form 10-Q filed on May 15, 2009, Exhibit 10.1)

4.14*	Translation of Software Development and Implementation Contract of Funds Management Platform Project between China National Petroleum Corporation and Pansoft (Jinan) Company Ltd., dated June , 2010.

4.15*	Translation of Software Development and Services Contract For Centralized Accounting System of Sinopec Group between and Pansoft (Jinan) Company Ltd., dated in June, 2010.

4.16*	Translation of ITLamp Technology Merger and Acquisition Agreement between Pansoft (Jinan) Company Ltd. and Xu Yanming, Wang Huiling, and Gong Yulan, dated May 18, 2010

4.17**	Translation of Software Development and Services Contract for Centralized Accounting System of Sinopec Group, date June 2010

4.18**	Translation of Software Development and Implementation Contract for System Integration between ERP and FMIS China National Petroleum Corporation and its Suppliers dated December 29, 2009

8.1*	List of Subsidiaries of the Company

12.1**	Certification of Chief Executive Officer required by Rule 13(a)-14(a) under the Exchange Act

12.2**	Certification of Chief Financial Officer required by Rule 13(a)-14(a) under the Exchange Act

13.1* *	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2* *	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1**	Consent of Crowe Horwath, LLP, independent registered public accounting firm of the Company

15.2**	Consent of AGCA, Inc., independent registered public accounting firm of the Company

15.3**	Letter of AGCA, Inc. to SEC

*	Originally filed with the Annual Report on Form 20-F filed on November 8, 2010
* *	Filed herewith

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this amended report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

PANSOFT COMPANY LIMITED

October 26, 2011	By:	/s/ Allen Zhang
Allen Zhang
Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 4.17

(English Translation)

Software Development and Services Contract For Centralized Accounting System of

China Petroleum & Chemical Corp., Group, (Sinopec Group)

Party A: Shanghai Subsidiary of Pacific Century Information Technology Co., Ltd.

Party B: Party B: Pansoft (Jinan) Company Ltd

Place of Signing:

Date of Signing: June, 2010

Party A: Shanghai Subsidiary of Pacific Century Information Technology Co., Ltd. (On behalf of Sinopec)

Party B: Party B: Pansoft (Jinan)　Company Ltd

In order to develop Centralized Accounting System operating in China Petroleum & Chemical Corp., Party A and Party B, pursuant to the Contract Law of People‘s Republic of China, through fully consultation, agree to enter into this Contract.

Article 1. Time Limits, Place and Methods of Performance

1.1               This Contract shall come into force immediately after the date of signing and sealing, and shall be performed in Beijing, the People’s Republic of China. The execution of this Contract shall be completed once the project satisfies the quality requirements after inspection. Party B shall take the responsibility for system maintenance for three years without additional charge after the date of acceptance.

1.2               In case that the project does not satisfy the quality requirements after inspection, Party B shall conduct improvement within a reasonable period of time. In case that the improvement by Party B still does not satisfy quality requirements, Party A shall have the right to employ a third party to conduct the improvement, and Party B shall bear all the expenses arising from such employment.

Article 2. Total Contract Sum and Payment Terms

2.1 The total sum of this Contract is RMB 19.86 million Yuan (SAY RMB NINTEEN MILLION EIGHT HUNDRED AND SIXTY THOUSAND YUAN ONLY).

2.2 Party A shall pay Party B RMB 3.972 million Yuan (SAY RMB THREE MILLION NINE HUNDRED AND SEVENTY TWO THOUSAND YUAN ONLY), which is 20% of the total sum of this Contract, within 20 work days after the signing of this Contract.

2.3 Party A shall pay Party B RMB 3.972 million Yuan (SAY RMB THREE MILLION NINE HUNDRED AND SEVENTY TWO THOUSAND YUAN ONLY), which is 20% of the total sum of this Contract, within 20 work days after the completion of soft development and user acceptance test.

2.4 Party A shall pay Party B RMB 3.972 million Yuan (SAY RMB THREE MILLION NINE HUNDRED AND SEVENTY TWO THOUSAND YUAN ONLY), which is 20% of the total sum of this Contract, within 20 work days after the successful online testing run by the experimental units of Sinopec.

2.5 Party A shall pay Party B RMB 5.958 million Yuan (SAY RMB FIVE MILLION NINE HUNDRED AND FIFTY EIGHT THOUSAND YUAN ONLY), which is 30% of the total sum of this Contract, after the completion of the extension and implementation of the system.

2.6 Party A shall pay Party B RMB 1.986 million Yuan (SAY RMB ONE MILLION NINE HUNDRED AND EITHTY SIX THOUSAND YUAN ONLY), which is 10% of the total sum of this Contract, after the system passes the acceptance inspection.

Article 3. Specifications and Methods of Inspection

Standards and methods of acceptance shall be implemented pursuant to Software Development and Services Contract for Centralized Accounting System of China Petroleum & Chemical Corp. Group and Inspection and Acceptance Measures for the Completion of Information-technology Projects of China Petroleum & Chemical Corp. Group.

Article 4. Confidentiality

Party A and Party B shall take the responsibility of confidentiality to ensure successful completion of this project, and shall not disclose any technical document or data concerning this Contract to any irrelevant third party, including this Contract itself, without the prior written permit from the other party. Party A and Party B shall abide by this provision the other confidential information related to the two parties or users.

Article 5. Liability for Breach of Contract

5.1 Party B should complete the implementation and maintenance job within the time frame specified herein and with on schedule delivery of periodical accomplishments. In case of delay in the execution, except for the cause specified in Article 6 below, Party B shall pay liquidated damage of 1%0 of the total sum of the Contract for each day delayed.

5.2 Party A shall pay Party B the Contract fees according to the provisions hereof. In case of delay of the obligated payment, except for the causes of force majeure specified in Article 6 below, Party A shall pay overdue fine of 1%0 of the sum of the overdue payment for each day overdue.

5.3 In any case, the accumulative total of liquidated damage Party B may pay or overdue fine Party A may pay hereunder shall not exceed 5% of the total Contract value respectively.

Article 6. Force Majeure

Should either party be prevented from performing any of its obligations under this Contract due to events of force majeure, such as earthquake, typhoon, floods, fires, war and any other events which could not be expected, avoided and overcome, the affected party shall notify the other party in writing of the cause of delay or failure in performing any or all of its obligations, and shall send a certificate issued by the local government within four (4) days after its occurrence. In the event of force majeure, the party affected by such event shall be allowed to delay, or not execute the performance of all or part of the Contract hereunder, and such party shall not be regarded as breach the Contract.

Article 7. Intellectual Property

7.1 Party A shall possess all the relevant intellectual properties of the software systems and /or customized programs, which are developed for Party A and/ or the end users of Party A by Party B 7.2 Party B shall guarantee that all the software and services it provides are not to infringe any intellectual property of any third party, or other obligations or duties that Party B bears for any third party (including, but not limited to, non-competition or non-circumvent obligations).

Party B should hold Party A free from any indemnity of claim, law suits or arbitration resulted from Party A’s application or acquisition of the software provided by Party B, and shall compensate the damage of Party A and/or its end users arising from infringement or other causes.

Article 8. Arbitration

All disputes and controversies between the parties hereto with respect to any of the terms or conditions, or with respect to the performance of the parties under the Contract, which cannot be settled amicably by the parties, shall be finally settled by ruling The Arbitration Commission of Beijing in the People’s Republic of China, which shall be binding upon both parties hereto.

Article 9. Governing Law

The Contract and the interpretation, execution and settlement of disputes or controversies hereto shall comply in all respects with the applicable laws of People’s Republic of China.

Article 10. Miscellaneous Provisions

This Contract has four equally authentic original copies. Party A and Party B shall hold two copies of each. All amendments or supplements hereto shall be made in written form. Parties hereto may revise or supplement through negotiation on matters not mentioned herein.

Article 11. Appendix of Contract

The appendix is the integral component hereof with equally legal binding power.

Appendix: Software Development and Services Contract For Upgrading Functions and Deepening Application of Information Network of Centralized Funds Management System of Sinopec Group.

Party A: Shanghai Subsidiary of Pacific Century Information Technology Co., Ltd.

Representative: Date:

Party B: Party B: Pansoft (Jinan)　Company Ltd

Representative: Date:

Exhibit 4.18

Software Development and Implementation Contract

System Integration between ERP and FMIS

China National Petroleum Corporation

Between China National Petroleum and the Supplier

This Contract is entered into by and between the following Two Parties in Beijing on December 29, 2009

Party A: China Petroleum Engineering and Planning Institute of China National Petroleum Corporation

Address: No.3, Zhixin West Road, Haidian District, Beijing

Party B: Pansoft (Jinan)　Company Ltd

Legal Representative: Wang Hu
Address: 3/F, Park Mansion, Qilu Software Park, New & High Tech Industrial Development Zone, Jinan

Bank of Deposit: Heping Road Subbranch of Jinan Branch of China Merchants Bank

Bank Account Number: 634080696810001

Whereas, Party A plans to integrate software systems between ERP and FMIS of China National Petroleum (hereafter referred to as “the Project”) and, according the negotiated tendering conditions, Party A awarded the software development and system integration project to Party B and Party B, as the service provider of this project, will conduct software development and undertake relevant implementation services related to this Project.

Whereas, Party B undertakes the responsibility for the success of this Project.

In witness thereof, Party A and Party B, pursuant to the Contract Law of People‘s Republic of China as well as the related rules and regulations, hereby agree to enter into this Contract.

 1.       Definitions

Unless otherwise specified herein, the implication of the following terms are as follows:

1.1 “Software product” herein refers to the software Party B, under the assignment of Party A, develops hereunder for Party A, including software module, software package and the relevant documents and manuals. “Software development” herein refers that the Party B accept assignment of Party A to conduct software design, development, testing and tuning concerning funds management platform project in accordance with “Execution Objectives” of this Project.

1.2 “Technical documents” herein refer to all the data and technical documents other than software and data provided or downloaded by Party B for the purpose of application of software and data.

1.3 “Implementation services” indicate software installation, tuning, technical support and training provided by Party B hereunder within implementation scope concerned with the software that Party B develops under the assignment of Party A.

1.4 “Implementation scope” refers to the relevant units under CNPC. The scope should be subject to the adjustments in case it is necessary.

1.5 “Online run of systems” refers to stable operation of the system for one year after the completion of system installation and tuning within implementation scope, so as to ensure that the requirements of this Project are all satisfied.

2. Scope of Contract

2.1 Under this Contract, Party B, under the authorization of Party A, shall develop software products for the Project to satisfy the needs of Party A and provide relevant implementation services, the technical requirements of which are enclosed in the Appendix.

3. Ownership and Delivery of Software Products

3.1 According to this Contract, Party B, under the assignment of party A, will develop software and provide technical services to Party A, in accordance with the requirements of Party A. All rights are reserved for Party A, and Party A is entitled to apply such software within China National Petroleum Corporation.

3.2 After the completion of software development, Party B shall transfer Party A of the source code and initial data of software products.

3.3 According to implementation scopes hereof, Party B, shall provide Party A and every user in Party A a complete set of software installation document, a complete set of paper documents (including technical manuals of software installation CD, user’s manuals, design documents and other technical documents). Within implementation scope hereof, in case any hardware or system with the installed software are destroyed, or any system document relevant to the software are lost, Party B shall provide Party A disaster recovery services or emergency services to reinstall software, or help Party A to recover the lost system files to maintain normal operation of the system.

3.4 In case that the software installation documents and /or all the documents are destroyed or lost, Party B shall, within five days after receiving written notice from Party A, provide Party A the related backup documents with clarity and accuracy and all the related expenses shall be borne by Party B.

3.5 Party B shall provide one-year technical support services for the online-operation after the installation of the software systems provided by Party B.

4. Objectives and Scope of Service Implementation

4.1 Pursuant to this Contract, Party B as service provider shall, according to the requirements of Party A, provides execution services related to this Project, mainly including consulting services relevant to systems implementation, software configuration, development, testing, implementation, system integration, training services and technical support and so on. The detailed implementation scope are specified in Appendix A.

5. Progress of Services

5.1 The Project should be executed in 36 months. Party B shall, according to the concrete implementation objectives, achieve the appropriate progress under the different project phases, specified in Appendix 4. Under the condition that general progress of the Project is ensured, Party A and Party B agree that the working plan in each phase can be slightly adjusted depending on specific progress. In case Party B proposes to make any corresponding adjustments on the process during the execution period of the Project, Party B shall timely report to Party A and obtain a written approval from Party A.

5.2 In case Party B fails to reach the expected progress, Party B shall immediately take necessary remedial measures to maintain the original execution progress. Additionally, Party B shall report Party A in writing such the measures to be taken.

5.3 In case that Party B fails to reach the expected progress at its own fault, and also fails to take necessary remedial measure to maintain the original plan for execution progress, Party A has the right to suspend or terminate Party B’s partial or whole job.

5.4 Party B shall submit monthly process report to Party A during the implementation of the Contract. The format and contents of the report shall be in accordance with the specific requirements of Party A. Party A shall have the right, based on the actual condition of project, to add, subtract or change the contents of monthly progress report. Party B should execute the project strictly following the revised requirements arising from such addition, subtraction or changes.

6. Service Locations

6.1 The location where Party B conducts its service is mainly in Beijing. However, according to the needs of this Project, the project team of Party B will probably travel to other regions where Party A’s subsidiary units are located so as to undertake research, interviews, reports, meetings and handle the other matters related to this Project.

6.2 In case that project team of Party B, due to the need of work, should execute tasks on site or other places of Party A, Party A shall offer Party B the necessary facilities such as on-site office, accommodation, transportation, telecommunication, etc.

7 Project Team

7.1 Party B is the leading party to execute the Project and Party A serves as a collaborating partner with Party B. Party B shall be responsible for the service quality, service progress and service depth hereunder. Party B shall, according to the requirements hereof, establish a project team, while Party A shall also appoint related units and staffs to fulfill the Contract and to coordinate the project team of Party B during the job execution, on behalf of Patty A,

7.2 Party B shall appoint and maintain an experienced project manager responsible for the execution of this Contract on behalf of Party B. All the specialists and managers assigned for the Project shall meet the qualification requirements for the Project, and Party B shall guarantee that the team members they assigned are sufficient, competent and experienced to meet the qualification requirements specified in personnel plan negotiated between Party A and Party B. The detailed key team member list of the Project from Party B is specified in Appendix A.

7.3 During execution of this Project, the key members of the Project team should be maintained stably and continuously. In principle, the Project team member shall not be changed. In exceptional cases that Party B needs to change the staff, a prior written approval from Party A should be obtained. The newly-appointed team member to replace the old on should have better or equal job experience, business experience and engineering experience and other competency.

7.4 If Party A considers the replaced new member of Party B is not competent for the requirements of this Project, Party A is entitled to request Party B to offer different alternatives. Party B shall take the responsibility to conduct the replacement in a reasonable time, and all expenses involved shall be on Party B’s account

8. Total Contract Sum and Payment Terms

8.1 Party A hereof shall pay Party B the total contract sum of RMB THIRTY FOUR MILLION YUAN ONLY (RMB 34,000,000) (hereinafter “total contract sum”), as the service fee charge of Party B, that Party B, in accordance with the progress and quality requirements prescribed hereby, shall fulfill properly and completely the total service of software development and service implementation. This total sum shall be the maximum amount of the Contract, and the actual amount of total costs incurred shall be subject to the calculation by Party A according to the actual workload assessment and the standard rates set up by Party A. The above said total sum is considered as the total compensation to Party B for all its service completed related to this contracted work, including, but not limited to, Party B and its staff’s traveling and accommodation expanses, allowance, insurance and taxation, thereby Party A shall not pay extra fees. The amount of work of software development and service implementation and the relevant expense standards hereof could be referred to in Appendix A herein.

8.2 The total contract sum specified herein is price including taxes. In the course of implementation of the Contract, each party shall respectively bear the taxes and duties arising from the implementation of this Contract., according to the regulations of Tax Law of the People's Republic of China and other relevant laws, Any tax, which shall be paid by Party B arising from the implementation of this Contract outside the territory of China, shall be borne and paid by Party B.

8.3 The total contract sum hereunder shall be paid by Party A in RMB in five installments in the light of the progress of this Project.

1.           First payment is due 30 days after signing of the contract to cover the Company’s actual cost incurred (and agreed to by the client) prior to signing of contract.

2.           Second payment is due in June 2010 to cover the Company’s actual cost incurred (and agreed to by the client) to date since last payment.

3.           Third payment is due in December 2010 to cover the Company’s actual cost incurred (and agreed to by the client) to date since last payment.

4.           Fourth payment is due 30 days after the client acceptance of the system but the amount of payment will be calculated based on actual man-days incurred in this period, in accordance with the standard rates, but the accumulated total payments up to this stage should not exceed Rmb30,600,000 for this project.

5.           Final payment of Rmb3.4m is due one year after the client acceptance of the system.

8.4 Before each payment, Party B shall send Party A with payment order and official commercial invoice. If in this stage, the service achievements and materials shall be approved or accepted by Party A, Party B shall simultaneously submit written documents of such approval or acceptance of the service achievements and materials by Party A in this stage.

8.5 Party A shall pay the fees within 30 working days immediately after reception of payment notice, official commercial invoice and other supporting documents without any objection. If any, Party A shall raise such a objection to Party B within 7 working days. After the settlement of such dispute, Party B shall issue Party A with the documents aforesaid again, thereby Party A shall pay the fees in conformity to the said procedures after receipt of such documents.

9. Review and Acceptance

9.1 It is Party B’s obligation to execute the related jobs according to the Project development and implementation objectives and scopes and to complete the job in scheduled timeline. All the jobs completed by Party B in the aforesaid project phase (or periodical materials) should be entirely subject to reviewing, testing or experimenting conducted by Party A during the contracted service period. In case that party A puts forward any question or proposes any modification, Party B shall, modify its accomplished working results (or periodical materials) until obtaining the further approval from party A, according to party A’s proposal or decisions reached by both parties after mutual discussions.

9.2 Acceptance inspection shall be conducted either when the service achieves periodical objectives, or when the entire service is fully completed. To support the Acceptance inspection, including both online-operation and the final acceptance for the Project, Party A shall conduct the inspection in accordance with the technical requirements (specified in Appendix A), service scope (specified in Appendix A), and implementation scope (specified Appendix A). All the acceptance inspections should be organized by Party A and conducted in accordance with the methodology mutually agreed by both parties and the related documents shall be issued by Party A (refer to Appendix C for the forms concerned). Party A shall start and complete the acceptance inspection within 30 working days after the receipt of acceptance application from Party B and after confirmation that the project progress has reached acceptance condition by Party A

9.3 In case that the job achievements of the Project provided for acceptance inspection fail to satisfy the requirements hereof, or fail to meet the modification requirements decided by both parties through discussions, a second acceptance inspection can be carried out after the completion of further modification or elimination of the deficiencies under the joint efforts by both parties.

9.4 In case that the job achievements of the Project provided for the aforesaid second acceptance inspection fail to satisfy the requirements hereof, Party B shall, at its own cost, take proper measures to eliminate deficiencies until the said work results pass the third inspection before the final acceptance. In case that such failure is caused by party A’s fault, party B shall, at party A’s cost, take proper measures to eliminate such deficiency until the results pass the acceptance inspection.

9.5 Party A shall, without affecting the schedule hereof, promptly carry out the review, testing or experiment of the periodical achievements (or periodical materials) submitted by party B, and provide its suggestions concerned. Party A shall promptly arrange inspections before acceptance for the aforesaid achievements submitted and issue inspection and acceptance reports to party B within 10 working days if the aforesaid achievements submitted by Party B meet the requirements and pass the acceptance inspections.

10 Quality Assurance

10.1 Party B shall guarantee the job quality for the developed software and implementation services provided by Party B and designated by Party A. Party B should provide and maintain a quality assurance system and strict quality control procedures throughout the duration of the service, guarantee to employ appropriate and qualified personnel to serve for Party A, and guarantee that the services provided under this Contract meet the requirements and objectives hereof.

10.2 This contract carries a warranty without additional charge covering 12 months commencing from the date on which the final acceptance report is issued. Party B shall, at its own cost, promptly allocate appropriate personnel to solve any problems related to the software products or services caused by the errors, negligence occurred to the software system during the warranty period.

11. Ownership and intellectual Property

11.1 The service achievements of every stage or ultimate service achievements (refer to Appendix D hereto for detail) submitted by Party B to Party A as per the requirements of this Contract shall be entitled to Party A. As the legal owner of aforesaid achievements, Party A is entitled to apply such service achievements anywhere and anytime.

11.2 Party A agrees that Party B can apply and store the service achievements internally. Nevertheless, introduction and application of the aforesaid service achievements hereby to and by any third party are prohibited without Party A’s consent. In the course of internal application of the aforesaid service achievements, Party B should hold related Party A’s rights and interests harmless by no means.

12 Statement of Non-infringement

12.1 Party B hereby declares that there is no infringement or potential infringement pertaining to the intellectual rights of software products, relevant service achievements, technology, software, data or any other materials being used during the process of software development, nor any violation of the related laws or regulations of its home country or the client’s country. Party B should ensure that Party A will not infringe anybody’s rights or violate any law or regulations during the normal course of applying the software system under the proper instruction of Party B,

12.2 If Party A suffers from any claim for compensation or lawsuit incurred by the foregoing infringement or illegality arising from the aforesaid infringement hereinbefore, Party A shall notify Party B immediately. Party B shall take responsibility to handle the aforesaid claim or lawsuit and bear all the legal liabilities and possible financial costs involved in the claim or lawsuit from the Third party, and hold Party A identified from such a claim except providing Party B with reasonable information and supporting related to the claim or liability. In case that the application of the service achievements submitted and the relative technology, software, data or materials being used were restrained by court’s ruling ultimately resulted from the related lawsuit, Party B shall immediately, as per the choice of Party A, make the following arrangements and bear all relevant fees:

(1) Purchase the user’s right for continuous use of the products or service by Party A;

(2) Amend the products or service so as to avoid any infringement; or

(3) Replace such products or service with the substitutes, which shall have equivalent functions, incur no claim and be ratified by Party A; or

(4) Refund the contract funds already paid by Party A and compensate the losses of Party A arising from such restriction on usage.

13. Assignment and Subcontracting

13.1 Neither Party A nor Party B shall assign all or any part of the contractual obligations under the either party without the other party’s consent.

13.2 Party B shall not assign the service to any Third party without the consent of Party A in advance.

13.3 In case that it is necessary to assign the service to any Third party under Party B’s consideration, Party B shall submit a written application to Party A in advance, with the reasons specified, and with sufficient materials attached to be reviewed by Party A. Party A is entitled to decide whether Party B could subcontract the foregoing assignment. Party B shall take full responsibility, as per the requirements herein, to manage and control the subcontractor(s) as well as the jobs accomplished by the subcontractor(s) hereunder and is held liable for the related jobs. A copy of the subcontract between Party B and the third party shall be filed to Party A.

14 Modification of Service

14.1 Party A is entitled to amend service content by changing, adding or reducing the service content herein during contract execution process.

14.2 Party B shall submit modification measures and implementation schedule immediately after the receipt of the notice of service modification from Party A. Both parties shall negotiate about the measures and schedule submitted by Party B, and sign service modification memorandum (or supplementary agreement). Party B shall be responsible for executing such service modification.

14.3 Party A shall pay corresponding compensating service fee to Party B, if the modification results in significant changes and increases the workload beyond the specification in Appendix A relating to this Project; and Party B shall reduce corresponding related service fee, if the above modification significantly reduce the workload specified in Appendix A relating to this Project.

15. Suspension of Service

15.1 Party A shall be entitled to suspend partial or all of the service stipulated hereby because of the reasons specifies in 15.2. Once obtaining the suspension notice, Party B shall stop relative work immediately and hand over the already-finished proportion of the job properly, while continuously proceed with the work that is not suspended.

15.2 Were the suspension of work by Party A due to the fault of Party B, Party B shall not proceed with the suspended work until obtaining the approval as for the modified measures concerned from Party A. Under this circumstance, Party A will not indemnify any losses of Party B. However, Party A shall, as per the Contract provisions, pay Party B the corresponding service fees for the work that has been finished by Party B and has passed the inspection conducted by Party A in compliance with requirements hereinbefore in case of the suspension set in force. The contractual schedule must not be adjusted without the prior consent of Party A.

15.3 Were the suspension of work due to the reasons of Party A and such reasons involve the two parties shall confer with one another and make adjustments on such involved service charge and working schedule. Party A shall compensate Party B the reasonable extra direct cost arising from such suspension of work.

16. Delay of Schedule

16.1 In case that Party B encounters any matters impeding the working progress according to schedule in the course of its service, Party B shall notify Party A in writing about the possible details of delay. Party A shall make an evaluation on situation immediately after the receipt of such notice from Party B, and shall determine whether the service shall be extended. The liquidated damages for delay shall be charged.

16.2 If Party B fails to carry out and complete the overall service within time set in force hereby or extended time approved by Party A except failures due to force majeure or the fault from Party A, Party B shall pay liquidated damages for delay in compliance with the provisions herein. 0.5% (zero point five percent) of the corresponding service fee for unfinished service may be deducted from the contracted amount by Party A as liquidated damages for every five days until the completion of service. The maximum amount of liquidated damages caused by delay shall not exceed 10% (ten percent) of the total contracted amount.

16.3 The payment of liquidated damages will not exempt the obligations that Party A and Party B should assume or other responsibilities that Party A and Party B should take according to the provisions herein.

17. Termination of Contract

17.1 Any party that fails to execute the contract in accordance with the requirements herein or fails to fulfill the obligations defined herein will be considered as breach of Contract. In case that one party breaches the Contract, the other party shall be entitled to notify the defaulting party in writing to correct or indemnify the breaching and to request the defaulting party to compensate the loss remained after aforesaid correction or remedying. Otherwise, the observant party is entitled to issue termination notice in writing hereof and the contract shall be terminated from the date when such notice was served, if the defaulting party fails to make the aforesaid correction or remedying within 30 (thirty) days or obtaining an excuse from the observant party.

17.2 Party A shall be entitled to notify Party B in writing 15 (fifteen) days in advance to terminate the partial or whole contract for its own course of or the purpose of the Project execution by Party A. Party B shall, in accordance to requirements of Party A, ceases the related operation immediately after the receiving the notification from Party A. in such circumstance, Party B shall make efforts to reduce the subsequent cost arising from such termination and hand over the completed works to Party A. As for the aforesaid termination at Party A’s wish, Party A shall pay Party B the fees for the jobs completed by Party B before the date of termination and the reasonable expenses incurred to Party B for the execution of this Contract.

17.3 In case that the Contract is terminated due to the faults of Party B, Party A shall be entitled to take necessary remedying measures. Party A may, in appropriate condition, purchase the service similar to the unfinished service by Party B, and Party B shall bear the additional payment for purchasing such service. Party A shall provide the supporting documents concerned.

17.4 If Party B had conducted bribery and fraud in the courses of bidding and contract execution hereof, Party A may notify Party B in writing to terminate the contract. The contract will be terminated from the date when such termination notice is served.

A. Herein, "bribery” refers to the act that may influence the action of related personnel during the process of bidding and signing by providing, supplying, accepting or asking for any valuable things.

B. Herein, “fraud” refers to the act of misrepresentation of the truth to affect the bidding, signing and execution of the contract and harm the interests of Party A. For example, Party B colludes with other bidders in submitting their bid price quotations to bereave the bidding competition and harm Party A’s benefits from free and public competition.

17.5 If either party declares bankruptcy or in insolvency legally, the other party may notify such Party in writing about the termination of the Contract without taking any responsibility for remedy. The termination shall not harm or affect the party’s right to take any action or remedy measure that have been taken or will be taken.

18. Limitation of Liability

18.1 As for any claim of liability for breach of Contract to the extent permitted by law, the compensation liability of the responsible Party is only limited to the compensation to the direct actual losses, excluding indirect economic losses.

18.2 As for any claim arising from the violation of provisions on ownership or intellectual property rights and statement of non-infringement herein, or personal injury or property damage, or other torts, the compensation liability of the responsible Party is only limited to compensate the direct actual losses, excluding any indirect losses.

19. Employees Insurance

19.1 Party B shall be obligated to purchase appropriate insurance for the employees dispatched for the Project, equipment and property input into the project so as to cover any possible loss which might occur to its employees, equipment and property. Party A shall not undertake any responsibility or expense for the losses of staff or equipment or property caused not by the fault of Party A.

20. Confidentiality

20.1 The confidential information hereunder shall be considered as the business terms hereof and the documents which have been clearly notified by one party to the other Party orally or in writing. The aforesaid confidential information shall not include (a) information known to the public before the signing of the Contract or during the performance of the Contract (b) information which has been legal acknowledgement of the other party before disclosing to the public and the acquisition of such information by the other Party isn’t through direct or indirect means from the disclosed Party. (c) information which is legally provided by the third Party that is not limited to disclosing to the other Party.

20.2 Party A and Party B mutually agree to keep secret of the confidential information within five years after the termination of this Contract. Party A and Party B agree, unless otherwise required in accordance with the law, not to offer confidential information of the other party to any third Party in any forms for the purpose of execution of this Contract. Both parties agree to take all reasonable procedures and measures to ascertain that their employees and cooperative partners will not disclose or distribute confidential information to the public, preventing from violating the provision hereof.

21. Force Majeure

21.1 Force Majeure refers to events that happens unforeseeably, inevitably and the occurrence and consequences to any party of such events are unable to be controlled and overcome, including but not limited to wars, strikes, acts of government, serious natural disasters and other circumstances by mutual agreement of both Parties

21.2 Any delay or failure of either party in the performance of the whole or partial obligations hereunder due to the occurrence of the events of Force Majeure shall not be regarded as breach the Contract. Any direct or indirect loss of any Party due to such events of force Majeure (unless otherwise agreed herein) shall be borne by such party on his/her own.

21.3 The affected party shall take appropriate measures to prevent further loss, inform the other party in writing as soon as possible and provide an explanation after Force Majeure occurs. Both Parties shall conduct friendly negotiation and take remedial measures to minimize the loss.

21.4 If a period of Force Majeure lasts for more than thirty (30) days, the two parties may modify the Contract or terminate the Contract.

22. Non-waiver

22.1 Any failure or delay by a Party to insist upon the performance of any provision of this Contract during the execution of this Contract, unless otherwise stipulated herein, shall not construe a waiver of any right under the Contract. And any single or partial exercise of any right shall not preclude the exercise of any other right.

23 Governing Law

23.1 This Contract shall be under the jurisdiction of the statuary laws of People’s Republic of China and be interpreted under the laws of People’s Republic of China.

24. Dispute Resolution

24.1 All disputes between the parties hereto with respect to any of the terms or conditions, or with respect to the performance of the parties under the Contract shall be settled amicably by both parties’ utmost effort.

24.2 In case that the aforesaid disputes can not be settled amicably by the parties, any party may seek for arbitration proceedings. Any result ruled by such an arbitration shall be binding on the parties, and both parties shall execute such ruling unconditionally. The arbitration shall be applied to CIETAC and said arbitration proceedings shall be conducted in Beijing in the Chinese language.

24.3 While such disputes are under arbitration, the parties shall, except for the part which is under dispute, continue to carry out the other obligations provided herein.

25. Notice

25.1 All notices, papers or other documents(collectively referred to as “notice”) under this Contract shall be in writing, and shall be delivered or sent by specially-organized person by mail, fax or registered mail to:

Party A: China Petroleum Engineering and Planning Institute of China National Petroleum Corporation
Contact Address: No. 3, West Zhixin Road, Haidian District, Beijing
Attention: YuanWeining (袁维宁)	Tel No.: 010-82383375
Party B: Pansoft (Jinan) Company Ltd.
Contact Address: 3/F, Qilu Software Park Building, High Tech Industrial Development District, Jinan
Attention: Nie Yutao (聂玉涛)	Tel No: 15953106628	Fax: 0531-88871164

25.2 The effective date of the notice shall be the date of service or the effective date specified clearly in the notice, and the later one of the two shall prevail.

26. Miscellaneous Provisions

26.1 The form shall come into effect after being signed and sealed by the authorized signatories of both parties.

26.2 The Contract consists of the master contract and five appendixes: Appendix A through Appendix E and the appendices are the integral components of the Contract. In the event of any in consistency between these appendixes and the master contract, the master contract shall prevail. The tender documents of both parties’ concerning about the project shall constitute the reference for the explanation of the Contract.

Appendix A: technical Appendix of software development and implementation

Appendix B: training

appendix C: delivery List of objectives

Appendix D: inspection and acceptance certificate

Appendix E: commitment letter of acceptance of confidential information

26.3 Any modification to this Contract shall be in written agreement, and shall come into effect after being signed and sealed by the authorized signatories of both parties. Such modification shall constitute an integral part of this Contract.

26.4 The Contract is drawn up in the Chinese language in four equally authentic original copies. Party A shall take two copies and Party B shall take two copies with equally legal binding power.

Party A: China Petroleum Engineering and Planning Institute of China National Petroleum Corporation	Party B: Pansoft (Jinan) Company Ltd.
Signature of authorized representative: Ge Weidu	Signature of authorized representative: Lin Guoqiang

Exhibit 12.1

CERTIFICATION

I, Hugh Wang, certify that:

(1)	I have reviewed this Annual Report on Form 20-F, as amended by Amendment No. 1 to the Form 20-F, of Pansoft Company Limited;
(2)

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
	(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles
	(c)	Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)

Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

(5)	The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 26, 2011	/s/ Hugh Wang
Hugh Wang
Chairman (Principal Executive Officer)

Exhibit 12.2

CERTIFICATION

I, Allen Zhang, certify that:

(1)	I have reviewed this Annual Report on Form 20-F, as amended by Amendment No. 1 to the Form 20-F, of Pansoft Company Limited;
(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;
(4)	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)	Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and
(5)	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):
(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: October 26, 2011	/s/ Allen Zhang
Allen Zhang
Chief Financial Officer
104

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with this Amendment No. 1 to the Annual Report on Form 20-F of Pansoft Company Limited (the “Company”) for the period ended June 30, 2010, as filed with the Securities and Exchange Commission (the “Report”), I, Hugh Wang, Chief Executive Officer of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as the dates and for the periods indicated.

This Certification has not been, and shall not be deemed, filed with the Securities and Exchange Commission.

Date: October 26, 2011	/s/ Hugh Wang
Hugh Wang
Chairman (Principal Executive Officer)

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with this Amendment No. 1 to the Annual Report on Form 20-F of Pansoft Company Limited (the “Company”) for the period ended June 30, 2010, as filed with the Securities and Exchange Commission (the “Report”), I, Allen Zhang, Chief Financial Officer of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as the dates and for the periods indicated.

This Certification has not been, and shall not be deemed, filed with the Securities and Exchange Commission.

Date: October 26, 2011	/s/ Allen Zhang
Allen Zhang
Chief Financial Officer

Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-162000 on Form S-8 of our report dated November 8, 2010 except for Note 12 for which the date is October 25, 2011, relating to the consolidated financial statements of Pansoft Company Limited and its subsidiaries as of and for the year ended June 30, 2010 appearing in this Annual Report on Form 20-F/A Amendment No. 1 of Pansoft Company Limited for the year ended June 30, 2010.

/s/ Crowe Horwath (HK) CPA Limited Hong Kong, China October 25, 2011

Exhibit 15.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-162000 on Form S-8 filed on September 18, 2009 of our report dated March 24, 2010 relating to the consolidated financial statements as of June 30, 2009 and for the six months ended June 30, 2009 of Pansoft Company Limited and its subsidiaries (the “Group”), appearing in the annual report on Form 20-F/A of the Group for the year ended June 30, 2010 to be filed on or about October 25, 2011.

/s/AGCA, Inc.

Arcadia, California

October 25, 2011

Exhibit 15.3

October 25, 2011

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Item 16F of the Annual Report on Form 20-F (the “Form 20-F”) for the year ended June 30, 2010, of Pansoft Company Limited and are in agreement with the statements contained in paragraphs 2, 4 and 6 of Item 16F. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ AGCA, Inc. Arcadia, California
October 25, 2011