Form 20-F/A
period 2011-06-30
Pansoft CO LTD
filed 2012-01-20
CIK 1430452

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A No. 2

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

Yes☐   No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes☐   No ☑

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
Yes ☐  No ☒

PANSOFT COMPANY LIMITED
FORM 20-F
For the Fiscal Year Ended June 30, 2011

TABLE OF CONTENTS
PART I
	ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
	ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
	ITEM 3.	KEY INFORMATION
	ITEM 4.	INFORMATION ON THE COMPANY
	ITEM 4A.	UNRESOLVED STAFF COMMENTS
	ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
	ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
	ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
	ITEM 8.	FINANCIAL INFORMATION
	ITEM 9.	THE OFFER AND LISTING
	ITEM 10.	ADDITIONAL INFORMATION
	ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
	ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II
	ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
	ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
	ITEM 15.	CONTROLS AND PROCEDURES
	ITEM 16.	[RESERVED]
	ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
	ITEM 16B.	CODE OF BUSINESS CONDUCT AND ETHICS
	ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
	ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
	ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
	ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
	ITEM 16G.	CORPORATE GOVERNANCE

PART III
	ITEM 17.	FINANCIAL STATEMENTS
	ITEM 18.	FINANCIAL STATEMENTS
	ITEM 19.	EXHIBITS	4

SIGNATURES			6
EXHIBIT INDEX

EXPLANATORY NOTE

This Amendment No. 2 on Form 20-F/A (the “Form 20-F/A No. 2”) to the annual report on Form 20-F for the fiscal year ended June 30, 2011 (the “Form 20-F”) of Pansoft Company Limited (the “Company”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 30, 2011.

This Form 20-F/A No. 2 also includes the following additional XBRL filings in its Exhibits and revised Index for Exhibits.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

The other portions of the Form 20-F are not affected by the changes described above and have not been amended. This Form 20−F/A No. 2 continues to speak as of the date of the Form 20−F and no attempt has been made in this Form 20−F/A No. 2 to modify or update disclosures in the Form 20−F except as noted above. This Form 20−F/A No. 2 does not reflect events occurring after the filing of the Form 20−F or modify or update any related disclosures, and information not affected by the amendment is unchanged and reflects the disclosure made at the time of the filing of the Form 20−F with the SEC except as noted above. Accordingly, this Form 20−F/A No. 2 should be read in conjunction with any documents incorporated by reference therein and our filings made with the SEC subsequent to the filing of the Form 20−F, including any amendments to those filings.

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

4.17*
Translation of Software Development and Services Contract for Centralized Accounting System of Sinopec Group, date June 2010 (incorporated herein by reference to the Company's Form 20F-A filed on October 26, 2011, Exhibit 4.17)

4.18*
Translation of Software Development and Implementation Contract for System Integration between ERP and FMIS China National Petroleum Corporation and its Suppliers dated December 29, 2009 (incorporated herein by reference to the Company's Form 20F filed on October 26, 2011, Exhibit 4.18)

4.19	Translation of Agreement for Acquisition of Equity of Shandong HongAo Power Technology Co., Ltd. dated April, 2010

4.20	Translation of Contract of Investment in Joint Venture to Develop Software Outsourcing Business for Japanese Client dated August 9, 2010

4.21	Translation of Memorandum for ITLamp M&A Payment Amendment dated January, 2011

8.1*	List of Subsidiaries of the Company

12.1**	Certification of Chief Executive Officer required by Rule 13(a)-14(a) under the Exchange Act

12.2**	Certification of Chief Financial Officer required by Rule 13(a)-14(a) under the Exchange Act

13.1**	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of Crowe Horwath, (HK) CPA Limited, independent registered public accounting firm of the Company

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase

101.DEF**	XBRL Taxonomy Extension Definition Linkbase

101.LAB**	XBRL Taxonomy Extension Label Linkbase

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase

*	Originally filed with the Annual Report on Form 20-F filed on December 30, 2011
**	Filed with Annual Report on Form 20-F/A filed on January 20, 2012

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this amended report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

PANSOFT COMPANY LIMITED

January 20, 2012	By:	/s/ Allen Zhang
Allen Zhang
Chief Financial Officer
(Principal Financial and Accounting Officer)