Form 20-F/A
period 2011-06-30
Pansoft CO LTD
filed 2012-01-24
CIK 1430452

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A No. 3

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

Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

1

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

Yes ☐ No ☒

2

PANSOFT COMPANY LIMITED

FORM 20-F

For the Fiscal Year Ended June 30, 2011

TABLE OF CONTENTS

PART I
	ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	4
	ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	4
	ITEM 3.	KEY INFORMATION	4
	ITEM 4.	INFORMATION ON THE COMPANY	22
	ITEM 4A.	UNRESOLVED STAFF COMMENTS	36
	ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	36
	ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	49
	ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	54
	ITEM 8.	FINANCIAL INFORMATION	54
	ITEM 9.	THE OFFER AND LISTING	54
	ITEM 10.	ADDITIONAL INFORMATION	55
	ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	59
	ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	59

PART II
	ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	60
	ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	60
	ITEM 15.	CONTROLS AND PROCEDURES	60
	ITEM 16.	[RESERVED]	61
	ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	61
	ITEM 16B.	CODE OF BUSINESS CONDUCT AND ETHICS	61
	ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	61
	ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	61
	ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	62
	ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	62
	ITEM 16G.	CORPORATE GOVERNANCE	62

PART III
	ITEM 17.	FINANCIAL STATEMENTS	63
	ITEM 18.	FINANCIAL STATEMENTS	63
	ITEM 19.	EXHIBITS	106

SIGNATURES			126
EXHIBIT INDEX			106

3

EXPLANATORY NOTE

This Amendment No. 3 on Form 20-F/A (the “Form 20-F/A No. 3”) to the annual report on Form 20-F for the fiscal year ended June 30, 2011 (the “Form 20-F”) of Pansoft Company Limited (the “Company”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 30, 2011 includes the following XBRL files for Form 20F for the fiscal year ended June 30, 2011. The related XBRL files were initially filed on January 20, 2012 under Amendment No. 2 on Form 20-F/A but were stripped out by the EDGAR server upon filing due to the errors occurred to the related XBRL files.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

The other portions of the Form 20-F are not affected by the changes described above and have not been amended. This Form 20−F/A No. 3 continues to speak as of the date of the Form 20−F and no attempt has been made in this Form 20−F/A No. 3 to modify or update disclosures in the Form 20−F except as noted above. This Form 20−F/A No. 3 does not reflect events occurring after the filing of the Form 20−F or modify or update any related disclosures, and information not affected by the amendment is unchanged and reflects the disclosure made at the time of the filing of the Form 20−F with the SEC except as noted above. Accordingly, this Form 20−F/A No. 3 should be read in conjunction with any documents incorporated by reference therein and our filings made with the SEC subsequent to the filing of the Form 20−F, including any amendments to those filings.

4

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this amended report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

PANSOFT COMPANY LIMITED

January 25, 2012	By:	/s/ Allen Zhang
Allen Zhang
Chief Financial Officer
(Principal Financial and Accounting Officer)

5